As filed with the United States Securities and Exchange Commission on November 15, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

PRE-EFFECTIVE AMENDMENT NO. 1
to
FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

EFCAR, LLC
(Depositor of the issuing entities and holding trusts described herein)

(Exact name of registrant as specified in its charter)

Delaware	45-3969432	333-233850	0001654238
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

EXETER FINANCE LLC
(Exact name of sponsor as specified in its charter)

0001541713
(Central Index Key Number of sponsor)

Walter Evans c/o Exeter Finance LLC 2101 W. John Carpenter Freeway Irving, Texas 75063 (214) 572-8256	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Asset-Backed Notes	(2)	(2)	(2)	(2)
Holding Trust Certificates(3)	(4)	(4)	(4)	(4)
(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)
An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for any such securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

(3)
The Holding Trust Certificate issued by each holding trust will represents a 100% equity interest in the assets of that holding trust, which will be a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles. The Holding Trust Certificate will be transferred to the related issuing entity on the date that the related asset backed notes are issued by that issuing entity and will not be offered to any investors under any prospectus.

(4)	Not applicable.

The registrant hereby amends this registration statement (this “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT CONTAINS A FORM OF PROSPECTUS RELATING TO THE OFFERING OF ASSET-BACKED NOTES BY VARIOUS ISSUING ENTITIES CREATED FROM TIME TO TIME BY EFCAR, LLC.  THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY EFCAR, LLC TO OFFER ASSET-BACKED NOTES UNDER THIS REGISTRATION STATEMENT.

This prospectus is not complete and may be amended.  This prospectus is not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED [___], 20[_]

Prospectus
$[___](1) Automobile Receivables Backed Notes
Exeter Automobile Receivables Trust 20[_]-[_]
Issuing Entity
(CIK Number: [______])

EFCAR, LLC
Depositor
(CIK Number: 0001654238)

Exeter Finance LLC
Sponsor and Servicer
(CIK Number: 0001541713)
Before you purchase any notes, be sure you understand the structure and the risks.  You should carefully review the risk factors beginning on page [_] of this prospectus.

The notes are asset-backed securities issued by the issuing entity and will be paid only from the assets of the issuing entity, including related credit enhancement.  The notes represent the obligations of the issuing entity only and do not represent the obligations of or interests in Exeter Finance LLC, EFCAR, LLC or any of their affiliates.

Neither the notes nor the automobile loan contracts will be insured or guaranteed by any governmental agency or instrumentality.

The issuing entity will issue -
•         [seven] classes of notes that are offered by this prospectus[; and
•          [[one] class of subordinated notes that is not offered by this prospectus.  These subordinated notes [are anticipated to be privately placed primarily with institutional investors][will initially be retained by the depositor or an affiliate of the depositor]].

The notes -
•         are backed by a pledge of assets of the issuing entity and the holding trust.  The assets of the issuing entity securing the notes will consist primarily of a non-interest bearing certificate representing 100% of the equity interest in the holding trust.  The assets of the holding trust will include a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles.  These sub-prime automobile loan contracts are contracts made to borrowers who have experienced prior credit difficulties;
•          receive monthly distributions [of interest and, after the revolving period, of principal] on the [_] day of each month, or, if not a business day, then on the next business day, beginning on [_], 20[_]; and
•          currently have no trading market.

Credit enhancement for the notes offered by this prospectus will consist of -
•         excess cashflow collected on the pool of automobile loan contracts;
•         overcollateralization resulting from the excess of the principal amount of the automobile loan contracts over the aggregate principal amount of the notes;
•          the subordination of each class of notes to those classes senior to it[, including the subordination of the class of notes which is not being offered by this prospectus to each class of notes being offered by this prospectus]; and
•          a reserve account that can be used to cover payments of timely interest, parity payments and ultimate principal of the notes.

[Exeter Automobile Receivables Trust 20[_]-[_] will offer asset-backed notes with an aggregate initial principal amount of $[___] or an aggregate initial principal amount of $[___].  If the aggregate initial principal amount of the publicly offered notes is $[___], the following notes will be offered:]

	Initial Principal Amount(2)*	Interest Rate*	Accrual Method*	Final Scheduled Distribution Date(3)
Class A-1 Notes[(4)]	$[___]	[[_]%]	[30/360]	[___]
Class A-2[-A] Notes[(4)]**	} $[___][(5)] (aggregate)	[[_]%]	[30/360]	[___]
[Class A-2-B Notes] [(4)]**		[One-month LIBOR [+][-] [_]%(6)]	[Actual/360]	[___]

Class A-3 Notes[(4)]	$[___]	[[_]%]	[30/360]	[___]
Class B Notes[(4)]	$[___]	[[_]%]	[30/360]	[___]
Class C Notes[(4)]	$[___]	[[_]%]	[30/360]	[___]
Class D Notes[(4)]	$[___]	[[_]%]	[30/360]	[___]
Total	$[___]
	Price to Public[(7)]	Underwriting Discounts and Commissions		Proceeds to Depositor(8)
Class A-1 Notes	$[___]	[_]%		[___]
Class A-2[-A] Notes	$[___]	[_]%		[___]
[Class A-2-B Notes]	$[___]	[_]%		[___]
Class A-3 Notes	$[___]	[_]%		[___]
Class B Notes	$[___]	[_]%		[___]
Class C Notes	$[___]	[_]%		[___]
Class D Notes	$[___]	[_]%		[___]
Total	$[___]
[(1)]  [Aggregate initial principal amount of the publicly offered notes if the aggregate initial principal amount of the issued notes is $[___].  If the aggregate initial principal amount of the issued notes is $[___], the aggregate initial principal amount of the publicly offered notes will be $[___].]
[(2)]  [If the aggregate initial principal amount of the publicly offered notes is $[___], the following notes will be offered: $[___] of Class A-1 Notes, $[___] aggregate amount of Class A-2[-A] Notes [and Class A-2-B Notes], $[___] of Class A-3 Notes, $[___] of Class B Notes, $[___] of Class C Notes and $[___] of Class D Notes. The sponsor will make the determination regarding the initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks associated with unknown aggregate initial principal amount of the notes.”]
[(3)]  [If the aggregate initial principal amount of the publicly offered notes is $            , the final scheduled distribution dates for the notes will be as follows: [___], 20[_] for the Class A-1 Notes, [___], 20[_] for the Class A-2 Notes, [___], 20[_] for the Class A-3 Notes, [___], 20[_] for the Class B Notes, [___], 20[_] for the Class C Notes and [___], 20[_] for the Class D Notes.]
[(4)]  [[The Class [__] Notes and] [A][a]pproximately, but not less than, 5% (by initial principal amount) of each of the Class [__] Notes will be retained initially by the depositor].
[(5)  The allocation of the initial principal amount between the Class A-2-A and Class A-2-B Notes will be determined on the day of pricing of the notes offered hereunder.  [The depositor expects that the initial principal amount of the Class A-2-B Notes will not exceed $[__].]]
[(6)  If the sum of one-month LIBOR and the applicable spread set forth above is less than 0.00% for any interest period, then the interest rate for the Class A-2-B Notes for that interest period will be deemed to be 0.00%.  See “Description of the Notes—Payments of Interest.”][Note: For illustrative purposes, the prospectus contemplates that the Class A-2-B notes will accrue interest at a floating rate based on one-month LIBOR.  In a particular transaction, none or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on an index different than one-month LIBOR.]
[(7)  Plus accrued interest, if any, from [__], 20[_].]
(8)  Before deducting expenses estimated to be $[___].
* [Note: The number of classes, Interest Rate and Accrual Method are for illustrative purposes only.  In a particular transaction there may be more or fewer classes (i) offered, (ii) bearing fixed interest rates or floating interest rates, (iii) with Accrual Periods of 30/360 for fixed interest rates and actual/360 for floating interest rates and (iv) that are paid pro rata or sequentially.  The prospectus at the time of an offering will include specific disclosure about the classes of notes being offered, including any relevant risk factor disclosure about the different classes of notes.]
** [Note: For illustrative purposes, the prospectus contemplates that the Class A-2-A and Class A-2-B Notes will be paid principal on a pro rata basis and the amount of principal allocated to each such class will be determined at the time of pricing.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis.]
[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate on [__], 20[_].  However, if the revolving period terminated early as a result of an early amortization event, principal payments may commence prior to that date.] [The issuing entity will enter into a hedge agreement with [hedge counterparty] for the purpose of mitigating interest rate risk on the Class A-2-B notes.]
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The issuing entity and the holding trust are not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).  The holding trust and the issuing entity will be relying on an exclusion or exemption from the definition of “investment company” contained in Section 3(c)(5) of the 1940 Act and Section 3(c)(6) of the 1940 Act, respectively, although there may be additional exclusions or exemptions available to the holding trust and the issuing entity.  The holding trust and the issuing entity are being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The notes will be delivered in book-entry form through the facilities of The Depository Trust Company to purchasers on or about [____], 20[_], which is the “closing date.”

Joint Bookrunners
[____]	[____]
Co-Managers
[____]	[____]

[NOTE: To be included in Rule 424(h) filing of each pay-as-you-go takedown]
CALCULATION OF REGISTRATION FEE
[The registrant intends to utilize pay-as-you-go takedowns from the registration statement on Form SF-3 to which this form of prospectus relates (Registration No. 333-[___]) and in connection with any corresponding issuance of securities the registrant will pay the related registration fee and include the following table in the related prospectus. The registration fees will be calculated in accordance with rule 457(s) of the Securities Act of 1933, as amended]

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Asset-Backed Notes	$[____]	100%	$[____]	$[___]
20[_]-[_] Holding Trust Certificate(1)	(2)	(2)	(2)	(2)
___________
(1) The 20[_]-[_] Holding Trust Certificate issued by Exeter Holdings Trust 20[_]-[_] represents a 100% equity interest in the assets of Exeter Holdings Trust 20[_]-[_], which will be a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles. The 20[_]-[_] Holding Trust Certificate will be transferred to the issuing entity on the closing date and is not being offered to investors hereunder.
(2) Not applicable.

________________
The date of this prospectus is [____], 20[_]

TABLE OF CONTENTS
Page

Summary	6
Risk Factors	22
Use of Proceeds	52
The Sponsor, the Servicer and the Custodian	52
The Depositor	54
[The Seller[s]	55
[The Backup Servicer	55
The Holding Trust	56
The Issuing Entity	57
The Owner Trustee	60
The Indenture Trustee	61
The Asset Representations Reviewer	61
[The Hedge Counterparty]	62
[Originator[s]]	63
Exeter’s Automobile Financing Program	63
Exeter’s Securitization Program	68
Exeter’s Static Pool Information	68
The Trust Property and the Holding Trust Property	69
Depositor Review of Automobile Loan Contracts	70

 Page

The Automobile Loan Contracts	71
Yield and Prepayment Considerations	99
Description of the Notes	113
Description of the Transaction Documents	123
U.S. Tax Matters	158
State and Local Tax Consequences	166
ERISA Considerations	166
Legal Proceedings	168
Certain Relationships and Related Transactions	169
Volcker Rule Considerations	169
U.S. Credit Risk Retention	169
[European Securitization Rules	173
Underwriting	174
Legal Opinions	177
Incorporation by Reference	177
Financial Information	177
Glossary	178
Annex A	A-1
Annex B Clearance, Settlement and Tax Documentation Procedures	B-1

i

IMPORTANT NOTICE ABOUT THE INFORMATION PRESENTED IN THIS PROSPECTUS
•	You should rely only on information provided or referenced in this prospectus. We have not authorized anyone to provide you with different information.

•
We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The table of contents on the previous page provides the pages on which these captions are located.

WHERE YOU CAN FIND MORE INFORMATION
The depositor, EFCAR, LLC, as registrant, filed with the Securities and Exchange Commission, or the SEC, under the SEC file number 333-[___], a registration statement under the Securities Act of 1933, as amended, or the Securities Act, with respect to the notes offered pursuant to this prospectus. This prospectus, which forms a part of the registration statement, omits certain information contained in such registration statement pursuant to the rules and regulations of the SEC.
As long as the issuing entity is required to report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the servicer or the depositor will file for the issuing entity, annual reports on Form 10-K and distribution reports on Form 10-D, monthly asset-level data files and related documents on Form ABS-EE, any current reports on Form 8-K, and amendments to those reports with the SEC under the file number 333-[___]-[_].  A copy of any reports may be obtained by any noteholder by request to the servicer.
The depositor engaged a third party to assist in certain components of the review of the automobile loan contracts, as described under “Depositor Review of Automobile Loan Contracts.” The report produced by that third party is a “third-party due diligence report” pursuant to Rule 15Ga-2 of the Exchange Act, and the findings and conclusions of that report were therefore filed with the SEC on a Form ABS-15G on [___]. 20[_] under file number 333-[___]-[_].
A number of items are incorporated by reference into this prospectus. See “Incorporation by Reference” for a description of incorporation by reference.
The SEC maintains a website containing reports, proxy materials, information statements and other items. The address is http://www.sec.gov. You may request a free copy of any of the filings incorporated by reference into this prospectus by writing or calling: Exeter Finance LLC, 2101 W. John Carpenter Freeway, Irving, Texas 75063; telephone (214) 572-8276.  [You may obtain more information about Exeter Finance LLC at www.[____].com.  The information about Exeter Finance LLC’s website in the immediately preceding sentence and its content is not incorporated by reference into this prospectus.]
FORWARD-LOOKING STATEMENTS
Whenever words like “intends,” “anticipates” or “expects” or other similar words are used in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future.  Any projections, expectations and estimates in this prospectus are not historical in nature but are forward-looking statements based on information and assumptions the sponsor and the depositor consider reasonable. Forward-looking statements are about circumstances and events that have not yet taken place, so they are uncertain and may vary materially from actual events.  Any forward-looking statements in this prospectus speak only as of the date of this prospectus.  Except as required by the federal securities laws, neither the sponsor nor the depositor assumes any responsibility to update or revise any forward-looking statements, including changes in economic conditions, portfolio or asset pool performance or other circumstances or developments, after the date of this prospectus.  For the avoidance of doubt, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements made in this prospectus.

[NOTICE TO RESIDENTS OF CANADA
THE NOTES MAY BE SOLD ONLY TO PURCHASERS IN THE PROVINCES OF ALBERTA, BRITISH COLUMBIA, ONTARIO AND QUEBEC PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPALS THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS.  ANY RESALE OF THE NOTES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENTS THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY.  THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 (OR, IN THE CASE OF SECURITIES ISSUED OR GUARANTEED BY THE GOVERNMENT OF A NON-CANADIAN JURISDICTION, SECTION 3A.4) OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.]
NOTICE TO RESIDENTS OF THE UNITED KINGDOM
THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM (1) TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR (2) TO PERSONS FALLING WITHIN ARTICLE 49(2) (A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, PARTNERSHIPS OR TRUSTEES) OF THE ORDER OR (3) TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED WITHOUT THE NEED FOR SUCH DOCUMENT TO BE APPROVED, MADE OR DIRECTED BY AN “AUTHORIZED PERSON” (AS DEFINED BY SECTION 31(2) OF THE FSMA) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO PERSONS IN THE UNITED KINGDOM WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON IN THE UNITED KINGDOM BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE IN THE UNITED KINGDOM ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN THE UNITED KINGDOM ONLY WITH RELEVANT PERSONS.  THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM WHO IS NOT A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”).
NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA
THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW).  THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL

CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN DIRECTIVE 2003/71/EC (AS AMENDED OR SUPERSEDED) (THE “PROSPECTUS DIRECTIVE”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF THE NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL ONLY BE MADE TO ONE OR MORE QUALIFIED INVESTORS AS DEFINED IN THE PROSPECTUS DIRECTIVE. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF AN OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO QUALIFIED INVESTORS.  NEITHER THE ISSUER NOR THE UNDERWRITERS HAVE AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES OTHER THAN TO QUALIFIED INVESTORS.

SUMMARY OF TRANSACTION PARTIES(1)

__________________________
(1)
This chart provides only a simplified overview of the relationships between the key parties to the transaction.  Refer to this prospectus for a further description of the relationships between the key parties.

[(2)	The Class E Notes are not being offered hereby.]
(3)	The Certificates, which will represent equity interests in the issuing entity, are not being offered hereby.
(4)	The Holding Trust Certificate, which will represent 100% of the equity interest in the holding trust, is not being offered hereby.

Flow of Funds1

1 This chart provides only a simplified overview of the priority of the monthly distributions.  The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred.  For more detailed information or for information regarding the flow of funds upon the occurrence of an event of default, please refer to the prospectus for a further description.

Summary
•
This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision.  To understand all of the terms of the offering of the notes, read carefully this entire prospectus.

•
This summary provides an overview of certain calculations, cash flows and other information to aid your understanding and is qualified by the full description of these calculations, cash flows and other information in this prospectus.

•
There are material risks associated with an investment in the notes. You should read the section entitled “Risk Factors” on page [_]of this prospectus and consider the risk factors described in that section before making a decision to invest in the notes.

The Issuing Entity
Exeter Automobile Receivables Trust 20[_]-[_], or the issuing entity, is a Delaware statutory trust.  The issuing entity will issue the notes and be liable for their payment.  The issuing entity’s principal asset will be the holding trust certificate, which represents 100% of the equity interest in the holding trust.
The Holding Trust
Exeter Holdings Trust 20[_]-[_], or the holding trust, is a Delaware statutory trust.  The holding trust will issue a non-interest bearing certificate, or the holding trust certificate, which represents 100% of the equity interest in the holding trust, to the issuing entity on the closing date.  The principal assets of the holding trust will be a pool of sub-prime automobile loan contracts secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles, which the issuing entity will transfer to the holding trust on the closing date.
The Depositor
EFCAR, LLC, or the depositor, is a Delaware limited liability company which is a wholly owned special purpose subsidiary of Exeter.  The depositor’s principal offices are located at [____] and its telephone number is [____].  The depositor will purchase [a portion of] the pool of sub-prime automobile loan contracts from the sponsor [and will purchase the remainder of the pool of sub-prime automobile loan contracts from the seller[s]].  The depositor will then sell the pool of sub-prime automobile loan contracts to the issuing entity.
The Sponsor, the Servicer and the Custodian
Exeter Finance LLC, or Exeter, or the sponsor, or the servicer, or the custodian, is a Delaware limited liability company.  Exeter’s principal offices are located at [____] and its telephone number is [____].  Exeter purchased the pool of sub-prime automobile loan contracts generally without recourse from automobile dealers [and/or unaffiliated third party originators][and/or directly originated the pool of sub-prime automobile loan contracts].  Exeter will sell [a portion of] the pool of automobile loan contracts to the depositor and Exeter will service all of the automobile loan contracts on behalf of the holding trust.  Exeter will serve as custodian with respect to the automobile loan contracts and the related automobile loan contract files pursuant to the custodian agreement.
[The Seller[s]
[A] [T][t]hird-party entit[y][ies] unaffiliated with the sponsor which previously purchased a servicing retained pool of sub-prime automobile loan contracts from Exeter and will sell certain of those automobile loan contracts to its affiliate, or [the seller][each a seller], who will sell such automobile loan contracts to the depositor.]
The Indenture Trustee [and Backup Servicer]
[___], or the indenture trustee [or the backup servicer], is a [insert entity type].  [___] will serve as indenture trustee pursuant to the indenture and as indenture trustee [and backup servicer] pursuant to the sale and servicing agreement.  [The backup servicer will receive monthly pool data, confirm certain data on the monthly servicer reports and become successor servicer if Exeter is terminated as servicer for any reason.]
The Owner Trustee
[___], or the owner trustee, is a [insert entity type].  [___] serves not in its individual capacity but solely as owner trustee of the issuing entity and the holding trust, pursuant to the trust agreement and the holding trust agreement, respectively.
The Asset Representations Reviewer

[___], or the asset representations reviewer, is a [insert entity type].  [___] will serve as asset representations reviewer pursuant to the asset representations review agreement.
[The Hedge Counterparty
[[___], or the hedge counterparty, is a [insert entity type].  In order to hedge against the interest rate risk that results from the fixed rate automobile loan contracts producing the income stream that will support the variable rate Class A-2-B Notes, on the closing date, the issuing entity will enter into [an interest rate swap transaction][an interest rate cap transaction] with the hedge counterparty.
If applicable, any required financial disclosure regarding the hedge counterparty will be included in a prospectus.]
[The Originator[s]]
[Insert disclosure regarding the percentage of automobile loan contracts purchased from any material unaffiliated third party originator or originated directly by the sponsor.]
[For each unaffiliated originator originating 20% or more of the pool assets, information will be included regarding the financial conditions of such originator to the extent there is a material risk that its ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the notes or pool performance.]
[Statistical Calculation Date
[____], 20[_].  This is the date that was used in preparing the statistical information that is presented in this prospectus.]
[Initial] Cutoff Date
[_], 20[_].  This is the date on which the pool of automobile loan contracts that will be sold to the issuing entity and transferred to the holding trust was selected.  The holding trust will receive amounts collected on the automobile loan contracts after this date.
[Subsequent Cutoff Date
The subsequent cutoff date for any automobile loan contract that will be sold to the issuing entity and transferred to the holding trust during the [prefunding][revolving] period will be [the date of such purchase].  The holding trust will receive amounts collected on the automobile loan contracts after this date.  The initial cutoff date and the subsequent cutoff date are each referred to as a cutoff date in this prospectus.]
Closing Date
On or about [_], 20[_].
[Revolving Period
The revolving period will commence on the closing date and will end on the earlier of (i) [_], 20[_] [Insert date no later than the three year anniversary of the closing date] (after giving effect to distributions on that date), which is the scheduled amortization date, and (ii) the date on which an early amortization event occurs (prior to giving effect to any distributions made on that date if such date is a distribution date). Early amortization events are described further in “Description of the Transaction Documents— Early Amortization Events” in this prospectus. If no early amortization event occurs, principal will first be distributable to the noteholders on the [_], 20[_] distribution date. If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding such early amortization event or, if the early amortization event occurs on a distribution date, on the date on which the early amortization event occurs.]
Description of the Securities
The issuing entity will issue [eight] classes of asset-backed notes pursuant to the indenture.  The notes are designated as the “Class A-1 Notes,” the “Class A-2[-A] Notes,” [the “Class A-2-B Notes,”] the “Class B Notes,” the “Class C Notes,” [and] the “Class D Notes,” [and the “Class E Notes.”]  [The Class A-2-B Notes are sometimes referred to as the “Floating Rate Notes.”  The Class A-2-A Notes and the Class A-2-B Notes, collectively, are the “Class A-2 Notes” and constitute a single class having equal rights to payments of principal and interest, which will be made on a pro rata basis based on the principal amount of the Class A-2 Notes.] The Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes are the “Class A Notes.”
[The Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes are being offered by this prospectus and are sometimes referred to as the publicly offered notes. [The Class E Notes are not being offered by this prospectus, and [are anticipated to be privately placed primarily with institutional investors][will initially be retained by the depositor or an affiliate of the depositor]. [The Class E Notes are sometimes referred to as the non-offered notes.[, and collectively with the [publicly offered notes, the notes.]]  [NOTE: While this prospectus describes the classes of notes listed above, this description is for illustrative purposes only and there may be more or fewer classes of senior and subordinate notes offered in any transaction.]
Certificates representing the residual interest in the issuing entity will also be issued pursuant to the trust agreement, but the certificates will be retained by the seller[s], the depositor or an affiliate of the depositor and are not being offered pursuant to this prospectus and will initially be retained by the depositor or an affiliate of the depositor.
[If the initial principal amount of the publicly offered notes is $            , each]/[Each] class of notes will have the initial principal amount, interest rate and final scheduled distribution date listed in the following table:
[Publicly Offered] Notes
Class	Initial Principal Amount(1)	Interest Rate	Final Scheduled Distribution Date(2)
A-1	$[_]	___%	[___]
A-2[-A] }	$[_](3) (aggregate)	[One-month LIBOR + [_]%(4)]	[___]
[A-2-B]		___%	[___]
A-3	$[_]	___%	[___]
B	$[_]	___%	[___]
C	$[_]	___%	[___]
D	$[_]	___%	[___]
[(1)  If the aggregate initial principal amount of the publicly offered notes is $[___], the following notes will be offered: $[___] of Class A-1 Notes, $[___] [aggregate amount] of Class A-2[-A] Notes [and Class A-2-B Notes], $[___] of Class A-3 Notes, $[___] of Class B Notes, $[___] of Class C Notes and $[___] of Class D Notes.]
[(2)  If the aggregate initial principal amount of the publicly offered notes is $[___], the final scheduled distribution dates for the notes will be as follows: [___], 20[_] for the Class A-1 Notes, [___], 20[_] for the Class A-2 Notes, [___], 20[_] for the Class A-3 Notes, [___], 20[_] for the Class B Notes, [___], 20[_] for the Class C Notes and [___], 20[_] for the Class D Notes.]
[(3)  The allocation of the initial principal amount between the Class A-2-A and Class A-2-B Notes will be determined on the day of pricing of the notes offered hereunder.  [The depositor expects that the initial principal amount of the Class A-2-B Notes will not exceed $[__].]]
[(4)  If the sum of one-month LIBOR and the applicable spread set forth above is less than 0.00% for any interest period, then the interest rate for the Class A-2-B Notes for that interest period will be deemed to be 0.00%.]
[Non-Offered Notes

Class	Initial Principal Amount(1)	Interest Rate	Final Scheduled Distribution Date(2)
E	$[_]	___%	[___]
(1)  If the aggregate initial principal amount of the publicly offered notes is $[___], $[___] of Class E Notes will be issued.
(2)  If the aggregate initial principal amount of the publicly offered notes is $[___], the final scheduled distribution dates for the Class E Notes will be [___], 20[_].]
[The sponsor will make the determination regarding the initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—Risks associated with unknown aggregate initial principal amount of the notes.”]
Interest on each class of notes will accrue during each interest period at the applicable interest rate.
[With respect to the Class A-2-B Notes, for each interest period, LIBOR will be the rate for deposits in U.S. dollars for a one-month period which appears on the [Reuters Screen LIBOR01 Page] (or similar replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date, as described further under “Description of the Notes—Determination of LIBOR.”
The LIBOR determination date for each interest period will be:
•	[___], 20[_] for the interest period from the closing date to the first distribution date; and
•	for each interest period thereafter, the second London business day prior to the distribution date on which such interest period begins.]
The publicly offered notes will initially be issued in book-entry form only and will be issued in minimum denominations of $1,000 and multiples of $1,000 (except for one note of each class which may be issued in a denomination other than an integral of $1,000).
The notes will not be listed on any securities exchange.
You may hold your book-entry notes through The Depository Trust Company in the United States or through Clearstream Banking, société anonyme or the Euroclear System in Europe.
The notes will be secured by a pledge by the issuing entity of the holding trust certificate, which will be backed solely by the pool of sub-prime automobile loan contracts and the other assets of the holding trust which are described under the section of this summary entitled “The Trust Property and the Holding Trust Property.”  The notes will also be secured by a pledge by the holding trust of its assets.
Distribution Dates
•	The distribution date will be the [__] day of each month, subject to the business day rule set forth below, commencing on [_], 20[_].
•	Business day rule:
If any distribution date is not a business day, then the distribution due on that date will be made on the next business day.
•	Record dates:
The record date for each distribution date is the close of business on the business day immediately preceding that distribution date.
•	Collection periods:
The collection period for each distribution date will be the calendar month immediately preceding the calendar month in which that distribution date occurs or, for the first distribution date, the period after the [initial] cutoff date to the close of business on [_], 20[_] (the collection period).  Amounts received on the trust property during each collection period will be used to make the payments described under “—Payments” on the related distribution date.
•	Final scheduled distribution date:
The final principal payment for each class of Notes is due on the related final scheduled distribution date specified on the front cover of this prospectus.
Payments
As further described under the section of this prospectus entitled “Description of the Transaction Documents—Distributions—Distribution Date Payments,” the servicer will instruct the indenture trustee to make the distributions from available funds on each distribution date in the following order of priority (except in those circumstances when a priority of payments set forth in “Events of Default” below is applicable):
1.	[if the hedge agreement is a swap agreement, to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

2.
to the servicer, the servicing fee for the related calendar month, any supplemental servicing fees for the related calendar month, any reimbursements for mistaken deposits and other related amounts and certain other amounts due on the automobile loan contracts that the servicer is entitled to retain; to Exeter, amounts paid by obligors during the related calendar month but not related to interest, principal or extension fees due on the automobile loan contracts; and to any successor servicer, transition fees not to exceed the cap specified in the sale and servicing agreement;

3.
to the indenture trustee, the custodian, the owner trustee[,][and] the asset representations reviewer [and the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed)], any accrued and unpaid fees, expenses and indemnities then due to each of them (to the extent Exeter has not previously paid those fees, expenses and indemnities), in each case subject to a maximum annual limit specified in the sale and servicing agreement;

4.
[pari passu, (a)] to pay interest due on the Class A Notes; [and (b) if the hedge agreement is a swap agreement, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement)];

5.
[after the revolving period,] to pay principal to the extent necessary to reduce the principal amount of the Class A Notes to the pool balance, which amount will be paid out as described below under “Principal”;

6.	to pay the remaining principal amount of the Class A Notes on its final scheduled distribution date;
7.	to pay interest due on the Class B Notes;
8.
[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 5 and 6 above, to reduce the combined principal amount of the Class A Notes and Class B Notes to the pool balance, which amount will be paid out as described below under “Principal”;

9.	to pay the remaining principal amount of the Class B Notes on its final scheduled distribution date;
10.	to pay interest due on the Class C Notes;
11.
[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 5, 6, 8 and 9 above, to reduce the combined principal amount of the Class A Notes, Class B Notes and Class C Notes to the pool balance, which amount will be paid out as described below under “Principal;”

12.	to pay the remaining principal amount of the Class C Notes on its final scheduled distribution date;
13.	to pay interest due on the Class D Notes;
14.
[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 5, 6, 8, 9, 11 and 12 above, to reduce the combined principal amount of the Class A Notes, Class B Notes, Class C Notes and Class D Notes to the pool balance, which amount will be paid out as described below under “Principal”;

15.	to pay the remaining principal amount of the Class D Notes on its final scheduled distribution date;
16.	[to pay interest due on the Class E Notes;]
17.
[after the revolving period,] to pay principal to the extent necessary, after giving effect to any payments made under clauses 5, 6, 8, 9, 11, 12, 14 and 15 above, to reduce the combined principal amount of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and the Class E Notes to the pool balance, which amount will be paid out as described below under “Principal”;

18.	[to pay the remaining principal amount of the Class E Notes on its final scheduled distribution date;]
19.	to the reserve account, the amount necessary to cause the amount deposited therein to equal the specified reserve account amount;
20.	to pay principal to achieve the specified amount of overcollateralization, which amount will be paid out as described below under “Principal”;
21.                   to pay each of the indenture trustee, the custodian, the owner trustee[,][and] the asset representations review, [the backup servicer

(including the backup servicer in its capacity as successor servicer if so appointed)] and any successor servicer, any fees, expenses and indemnities then due to such party that are in excess of the related cap or annual limitation specified in the sale and servicing agreement;
22.	[[if the hedge agreement is a swap agreement, to the hedge counterparty, any unpaid swap termination payments;] and
23.	to pay all remaining amounts to the certificateholders.
On any distribution date that the amount on deposit in the reserve account, together with available funds, is sufficient to pay all amounts due pursuant to priorities 1 through [18] set forth above and the note principal amount of all outstanding classes of notes, such amounts will be used to pay the outstanding notes and applicable fees and expenses in full on such distribution date.
Interest
Interest on the notes will be payable on each distribution date.  The interest period relating to each distribution date will be the period from and including the [_] day of the preceding calendar month—or, in the case of the first distribution date, from and including the closing date—to but excluding the [_] day of the current calendar month.  Interest on the notes of each class will accrue at the interest rate for that class during each interest period.  Interest payable on the Class A Notes will be paid pari passu to the holders of the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes.
[Interest on the Class A-1 Notes [and the Class A-2-B Notes ] will be calculated on an “actual/360” basis.] Interest on the [other classes of] notes will be calculated on a “30/360” basis.
Principal
•	Principal of the notes will be payable on each distribution date [after the end of the revolving period]:
(1)	as necessary to prevent undercollateralization or to cause the remaining principal amount of a class of notes to be repaid on its final scheduled distribution date, and
(2)	as necessary to build or maintain overcollateralization at its required amount.
•          The classes of notes are “sequential pay” classes.  On each distribution date, all amounts allocated to the payment of principal as described in clauses [5, 6, 8, 9, 11, 12, 14, 15, 17, 18 and 20] of “—Payments” above will be aggregated and will be paid out in the following order (except in those circumstances when a priority of payments set forth below in “Events of Default—Post-Default Application of Funds” is applicable):*
-	first, the Class A-1 Notes will amortize, until they are paid in full;
-	once the Class A-1 Notes are paid in full, the Class A-2 Notes will begin to amortize, until they are paid in full;
-	once the Class A-2 Notes are paid in full, the Class A-3 Notes will begin to amortize, until they are paid in full;
-	once the Class A-3 Notes are paid in full, the Class B Notes will begin to amortize, until they are paid in full;
-	once the Class B Notes are paid in full, the Class C Notes will begin to amortize, until they are paid in full;
-	once the Class C Notes are paid in full, the Class D Notes will begin to amortize, until they are paid in full; and
-	once the Class D Notes are paid in full, the Class E Notes will begin to amortize, until they are paid in full.
•
Because the notes are “sequential pay,” if due to losses, insufficient liquidation proceeds or otherwise, the holding trust property and the trust property, in the aggregate, prove to be insufficient to repay the principal of the notes in full, it is possible that certain earlier maturing classes of notes will be paid in full and that the losses will be fully borne by the later maturing classes of notes.  In that case, losses would be borne in reverse order of payment priority (i.e. beginning with the most junior class then outstanding).

[*NOTE: This priority of principal payments is for illustrative purposes only.  More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]
The Holding Trust Property and the Trust Property
The holding trust’s assets, or the holding trust property, will principally include:

•	a pool consisting of primarily sub-prime automobile loan contracts, which are secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles;
•	collections on the automobile loan contracts received after the initial cutoff date [or, in the case of subsequent automobile loan contracts, after the related subsequent cutoff date];
•	the security interests in the automobiles securing the automobile loan contracts;
•	the automobile loan contract files;
•	an assignment of all rights to receive proceeds from claims on insurance policies covering the automobiles or the obligors;
•	an assignment of all rights to proceeds from liquidating the automobile loan contracts;
•	any proceeds from any automobile loan contract repurchased by a dealer pursuant to an agreement between Exeter and such dealer as a result of a breach of representation or warranty in such agreement;
•	all rights under any service contracts on the financed vehicles;
•	other rights under the transaction documents; and
•	all proceeds from the items described above.
The issuing entity’s assets, or the trust property, will principally include:
•	the holding trust certificate;
•	all distributions on or in respect of the holding trust certificate and any other rights granted to the holder of the holding trust certificate;
•	amounts held in the collection account, [the lockbox account,] the note distribution account[, the prefunding account][, the revolving account] and the reserve account;
•	other rights under the transaction documents; and
•	all proceeds from the items described above.

The Automobile Loan Contract Pool
•
The automobile loan contracts consist of motor vehicle retail installment sale contracts originated by dealers for assignment to Exeter.  The automobile loan contracts were originated in accordance with Exeter’s credit policies.  The automobile loan contracts are contracts made primarily to borrowers who have experienced prior credit difficulties.

•
The depositor will purchase [all][a portion] of the automobile loan contracts directly from Exeter.  [The depositor will purchase the remainder of the automobile loan contracts from the seller[s], which will purchase such automobile loan contracts from its affiliate, which previously purchased such automobile loan contracts from Exeter.]

•
[From time to time on distribution dates during the revolving period, collections on the automobile loan contracts that have been deposited to the revolving account pursuant to the priority of payments set forth under “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus will be used to purchase subsequent automobile loan contracts.]

•
Upon discovery of a breach by the depositor of any of the eligibility representations and warranties with respect to the automobile loan contracts under the sale and servicing agreement in which the interests of any noteholder are materially and adversely affected by the breach, the depositor shall have the obligation to repurchase from the holding trust any related automobile loan contract affected by the breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.

•            [[A][Each] third party loan seller will sell certain of the automobile loan contracts to the depositor pursuant to the sale agreement[s].  [Exeter][[The][Each] third party loan seller] will make eligibility representations and warranties with respect to those automobile loan contracts sold to the depositor under the sale agreement[s].  Upon the discovery of a breach by [Exeter][[the][each] third party loan seller] of any of the eligibility representations and warranties with respect to the automobile loan contracts under the sale agreement[s] in which the interests of any noteholder are materially and adversely affected by the breach, [Exeter][[the][each] third party loan seller] shall have the obligation to repurchase from the depositor any related automobile loan contract affected by the breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.]

•
Exeter will sell [all][certain] of the automobile loan contracts to the depositor pursuant to the purchase agreement.  Exeter will make representations and warranties with respect to those automobile loan contracts sold to the depositor under the purchase agreement.  Upon the discovery of a breach by Exeter of any of the eligibility representations and warranties with respect to the automobile loan contracts under the purchase agreement or sale agreement[s] in which the interests of any noteholder are materially and adversely affected by the breach, or of any other event which requires the repurchase of an automobile loan contract by the depositor under the sale and servicing agreement, Exeter shall have the obligation to repurchase from the depositor any related automobile loan contract affected by the breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.

•
Upon discovery of a breach by Exeter, as servicer, of certain covenants with respect to the automobile loan contracts under the sale and servicing agreement in which the interests of any noteholder are materially and adversely affected by the breach, Exeter shall have the obligation to purchase from the holding trust any related automobile loan contract affected by the breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.
Asset Representations Review
The asset representations reviewer will perform a review of certain of the automobile loan contracts for compliance with the representations made about the automobile loan contracts if:
•	a delinquency trigger is reached, and
•	the required percentage of noteholders vote to direct the review.
For additional information about the asset representations review, the delinquency trigger, voting requirements for a review, the representations and warranties to be reviewed and the cost of the review, see “Description of the Transaction Documents—Asset Representations Review” in this prospectus.
Dispute Resolution
If a request is made for the repurchase of an automobile loan contract due to a breach of a representation or warranty, and the request is not resolved within 180 days of the receipt by the sponsor or the depositor of such request, the party submitting the request will have the right to refer the matter to either mediation (including non-binding arbitration) or third-party binding arbitration.  See “Description of the Transaction Documents—Dispute Resolution” in this prospectus.
Servicing Fee
The servicer will be paid on each distribution date from available funds prior to any payments on the notes.  The servicer will receive the following fees as payment for its services on each distribution date:
•	For so long as Exeter [or the backup servicer] is the servicer:
-
A servicing fee, equal to [_]% times the aggregate principal balance of the automobile loan contracts as of the beginning of the calendar month preceding the calendar month in which the distribution date occurs times one‑twelfth; and

-	A supplemental servicing fee, equal to all administrative fees, expenses and charges paid by or on behalf of obligors, including late fees, prepayment fees and liquidation fees collected on the automobile loan contracts during the preceding calendar month (but excluding any fees or expenses related to extensions).
•
If any entity other than Exeter [or the backup servicer] becomes the servicer, the servicing fee may be adjusted as agreed upon by the majority noteholders of the most senior class outstanding and the successor servicer as set forth in the sale and servicing agreement.

Pool Information
•
The pool information in this prospectus is based on the automobile loan contracts in the pool as of the [statistical calculation date][[initial] cutoff date], which is [_], 20[_].  [The statistical distribution of the characteristics of the [initial] automobile loan contract pool as of the [initial] cutoff date, which is [_], 20[_], will vary somewhat from the statistical distribution of those characteristics as of the statistical calculation date, although the sponsor and the depositor do not expect that the variance will be material.]

•	As of the [statistical calculation date][[initial] cutoff date], if the aggregate initial principal amount of the notes is $[___], the automobile loan contracts in the pool had:
-	an aggregate principal balance of $[_];
-	a weighted average annual percentage rate of approximately [_]%;
-	a weighted average original term to maturity of approximately [_] months;
-	a weighted average remaining term to maturity of approximately [_] months;
-	an individual remaining term to maturity of not more than [_] months and not less than [_] months; and
-	a weighted average proprietary credit score of [_] and a weighted average non-zero credit bureau score of [_].
•	As of the [statistical calculation date][[initial] cutoff date], if the aggregate initial principal amount of the notes is $[___], the automobile loan contracts in the pool had:
-	an aggregate principal balance of $[_];
-	a weighted average annual percentage rate of approximately [_]%;

-	a weighted average original term to maturity of approximately [_] months;
-	a weighted average remaining term to maturity of approximately [_] months;
-	an individual remaining term to maturity of not more than [_] months and not less than [_] months; and
-	a weighted average proprietary credit score of [_] and a weighted average non-zero credit bureau score of [_].
•
[As of the [initial] cutoff date, [if the aggregate initial principal amount of the publicly offered notes is $[_],] up to [_]% of the automobile loan contracts may have a scheduled payment that is between      and      days past due.]

•
[As of the [initial] cutoff date, [if the aggregate initial principal amount of the publicly offered notes is $[_],] up to [_]% of the automobile loan contracts may have a scheduled payment that is between      and      days past due.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] have been delinquent between 31 and 60 days once; and [_]% of [the]/[that] automobile loan contracts in the pool have been delinquent between 61 and 90 days once.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] have been delinquent between 31 and 60 days once; and [_]% of [the]/[that] automobile loan contracts in the pool have been delinquent between 61 and 90 days once.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] have received one or more monthly payment extensions.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]]

have received one or more monthly payment extensions.]
•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] have had their original terms modified.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]], have had their original terms modified.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] are automobile loan contracts that were previously pledged as collateral in securitizations arranged by the sponsor that were repurchased in connection with a “clean-up call” of the related securitization.]

•
[As of [the statistical calculation date]/[the [initial] cutoff date], [_]% of the automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] are automobile loan contracts that were previously pledged as collateral in securitizations arranged by the sponsor that were repurchased in connection with a “clean-up call” of the related securitization.]

•
[Insert data regarding the number of automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] that are outside of the sponsor’s underwriting guidelines and a description of the nature of how these automobile loan contracts differ, to the extent applicable and material.]

•
[Insert data regarding the number of automobile loan contracts in the pool [relating to the publicly offered notes if the aggregate initial principal amount of the publicly offered notes is $[_]] that are outside of the sponsor’s underwriting guidelines and a description of the nature of how these automobile loan contracts differ, to the extent applicable and material.]

[Insert data regarding the number of automobile loan contracts in the pool that are outside of the sponsor’s underwriting guidelines and a description of the nature of how these automobile loan contracts differ, to the extent applicable and material.]
[Additionally, the characteristics (as of the applicable subsequent cutoff date) of the automobile loan contracts sold to the issuing entity and then sold to the holding trust during the [prefunding][revolving] period will not differ materially from those of the pool of automobile loan contracts as of the initial cutoff date.]
Review of Pool Assets
In connection with the offering of the notes, the depositor has performed a review of the pool of automobile loan contracts and certain disclosure in this prospectus relating to the pool of automobile loan contracts and certain asset-level data disclosures incorporated by reference into this prospectus, and has concluded that it has reasonable assurance that such disclosure is accurate in all material respects, as described under “Review of Pool Assets” in this prospectus.
[Revolving Feature
No principal payments will be made on the notes during the revolving period. During the revolving period, amounts otherwise available to pay principal on the notes on a distribution date will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor on distribution dates, at least once per calendar year. Additionally, excess cashflow will be deposited into the revolving account on each distribution date during the revolving period to purchase subsequent automobile loan contracts to build and maintain the required level of overcollateralization.  If no early amortization event occurs, principal will first be distributable to the noteholders on the [_], 20[_] distribution date [NOTE: insert date not later than three years from the closing date]. If an early amortization event does occur, principal will first be distributable to the noteholders on the distribution date immediately succeeding such early amortization event, or if the early amortization event occurs on a distribution date, on the date on which the early amortization event occurs.
The amount of subsequent automobile loan contracts that may be acquired from the depositor during the revolving period will be capped at the amount necessary to achieve the required level of overcollateralization. The amount of subsequent automobile loan contracts that are acquired from the depositor during the revolving period will be limited both by the amount of collections received by the [issuing entity][holding trust] that it can use to purchase such subsequent automobile loan contracts and by the availability of eligible automobile loan contracts for the issuing entity to purchase.
The subsequent automobile loan contracts were, or will also have been, originated by dealers for assignment to the sponsor or will be automobile loan contracts originated directly by the sponsor, and will not be materially different from the automobile loan contracts acquired by the issuing entity on the closing date. All of the subsequent automobile loan contracts will have been originated in accordance with the sponsor’s credit policies. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the revolving account are described under “The Automobile Loan Contracts— Eligibility Criteria for Subsequent Automobile Loan Contracts.”  The purchase price for each subsequent automobile loan contract will be its principal balance. To the extent that amounts allocated for the purchase of subsequent automobile loan contracts are not so used on any distribution date, they will remain in the revolving account and will be applied on subsequent distribution dates during the revolving period to purchase subsequent automobile loan contracts. Upon termination of the revolving period, the amortization period will begin and amounts received by the issuing entity will be available to be applied to the payment of principal of the notes as further described herein.  Updated asset level data will be filed with the SEC on Form ABS-EE with each filing of a Form 10-D.]
[Pre-funding Feature
Approximately $[__] [Insert amount that is no greater than 25% of the proceeds of the offering of the notes] of the proceeds from the sale of the notes will be deposited into a pre-funding account and will be used by the issuing entity to purchase subsequent automobile loan contracts from the depositor after the closing date. The issuing entity expects to purchase automobile loan contracts with an aggregate principal balance equal to approximately $[__] with the amounts on deposit in the pre-funding account from time to time on or before [_], 20[_] [Insert date that is no more than one year from the closing date], which is the last day of the pre-funding period. The automobile loan contracts purchased with the amounts on deposit in the pre-funding account are expected to represent approximately [_]% of the initial aggregate principal balance of the expected automobile loan contract pool as of [_], 20[_].
The subsequent automobile loan contracts were, or will also have been, originated by dealers for assignment to the sponsor or will be automobile loan contracts originated directly by the sponsor, and will not be materially different from the automobile loan contracts acquired by the issuing entity on the closing date. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the pre-funding account are described under “The Automobile Loan Contracts— Eligibility Criteria for Subsequent Automobile Loan Contracts.”

Approximately $[__] of the proceeds from the sale of the notes will be deposited into a capitalized interest account. Amounts will be released from the capitalized interest account on the first distribution date and on each distribution date thereafter, until the distribution date immediately following the last day of the pre-funding period, and will be used by the issuing entity as an additional source of funds to make payments on those distribution dates. The amount that will be released from the capitalized interest account on each of these distribution dates is described under “Description of the Transaction Documents—Accounts.”]

Credit Enhancement

Credit enhancement for the notes will consist of excess cashflow, overcollateralization, subordination and a reserve account.  [NOTE: The following description of the available credit enhancement for the notes is for illustrative purposes only.  In any transaction, all or only some of the following types of credit enhancement may be applicable to the notes offered thereby and will be described in the related prospectus.]

If available funds together with amounts available under any credit enhancement are insufficient to make required payments of principal of the notes, it is possible that the most senior class of notes outstanding will be paid in full and that the losses will be fully borne in reverse order of payment priority (i.e. starting with the most junior class then outstanding).  In addition, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will only receive principal payments after each class of notes senior to that class of notes has been paid in full, exposing those noteholders to losses.

Excess Cashflow

It is anticipated that more interest will be paid by the obligors on the automobile loan contracts each month than is necessary to pay the interest earned on the notes each month and the issuing entity’s monthly fees and expenses (including fees paid to the servicer, [backup servicer,] indenture trustee, custodian, asset representations reviewer and owner trustee), resulting in excess cashflow.  In any month, excess cashflow, if any, will be available to maintain the reserve account at its target amount, to make principal payments on the notes to build and maintain a target level of overcollateralization[, during the revolving period, to purchase subsequent automobile loan contracts so as to build and maintain a target level of overcollateralization and, after the revolving period], [and] to make principal payments to cause the remaining principal amount of each class of notes to be repaid on its final scheduled distribution date.  See “Description of the Transaction Documents—Credit Enhancement—Application of Excess Cashflow” in this prospectus for more information regarding the application of excess cashflow.
Overcollateralization
The overcollateralization amount represents the amount by which the aggregate principal balance of the automobile loan contracts [plus the amounts on deposit in the [revolving account][pre-funding account], if any,] exceeds the principal amount of the notes.  On the closing date, the initial amount of overcollateralization will be approximately [_]% of the aggregate principal balance of the automobile loan contracts as of the cutoff date [plus the amount on deposit in the [revolving account][pre-funding account]].
[On each distribution date during the revolving period, excess cashflow, if any, will be used to purchase subsequent automobile loan contracts if necessary to build and maintain a target level of overcollateralization.] On each distribution date [after the revolving period], excess cashflow, if any, will be available after any required deposit to the reserve account to build and maintain a target level of overcollateralization as described in “Description of the Transaction Documents—Credit Enhancement—Overcollateralization” of this prospectus.]
For the first two distribution dates and for any distribution date thereafter on which no Cumulative Net Loss Trigger exists, the target overcollateralization amount will equal the greater of (i) [_]% of the aggregate principal balance of the automobile loan contracts as of the end of the related collection period [plus the amount in the [revolving account][pre-funding account]] and (ii) [_]% of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date.  If a Cumulative Net Loss Trigger event exists on the third distribution date or on any distribution date thereafter, the target overcollateralization amount will equal the greater of (i) [_]% of the aggregate principal balance of the automobile loan contracts as of the end of the related collection period [plus the amount in the [revolving account][pre-funding account]] and (ii) [_]% of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date.
See “Description of the Transaction Documents—Credit Enhancement—Overcollateralization” for more information regarding overcollateralization.
[NOTE: For any transaction, the initial overcollateralization and/or the target overcollateralization may be calculated differently than described herein.  In addition, overcollateralization may or may not be tied to a cumulative net loss trigger, and any cumulative net loss trigger may be calculated differently than described herein.  Any such calculations shall be set forth in the related prospectus.]
Subordination
A class of notes that is lower in priority of payment provides credit support to those classes of notes having higher priority of payment relative to that class.  Consequently, to the extent that [the holding trust property and] the trust property, in the aggregate, do not generate enough cash to satisfy all of the issuing entity’s obligations, payments will be made in accordance with “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus, and any shortfalls or losses will then be absorbed as follows:
•	first, by the holders of the Class E Notes, to the extent amounts are due to them;
•	second, by the holders of the Class D Notes, to the extent amounts are due to them;
•	third, by the holders of the Class C Notes, to the extent amounts are due to them;
•	fourth, by the holders of the Class B Notes, to the extent amounts are due to them; and
•	fifth, by the holders of the Class A Notes, to the extent amounts are due to them.
Reserve Account
On the closing date, approximately $[_] will be deposited into the reserve account, which is at least [_]% of the expected aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date.
If, on any distribution date, collections on the automobile loan contracts are insufficient to cover the payments of certain fees and expenses of the issuing entity, [net payments (other than termination payments) due to the hedge counterparty,] interest on the notes, principal payments on the notes that are necessary to maintain parity, or principal payments on each class of notes that are necessary to pay off any class of notes on its final scheduled distribution date, amounts on deposit in the reserve account will be withdrawn to cover such shortfalls in the order of priority described under “—Payments” above.
On each distribution date, any excess cashflow will be deposited to the reserve account to maintain the amount on deposit at [_]% or more of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date; provided that the amount on deposit in the reserve account will not exceed the aggregate principal amount of the notes after giving effect to the payments described in clauses 1 through 18 under “—Payments” above.  If the amount on deposit in the reserve account on any distribution date, after giving effect to any withdrawals on that distribution date, exceeds the lesser of (i) at least [_]% of the aggregate principal balance of the automobile loan contracts as of the [initial] cutoff date and (ii) the aggregate principal amount of the notes after giving effect to all payments on that distribution date, excess amounts will be added to available funds and distributed in accordance with the priorities set forth under “—Payments” above.
[NOTE: For any transaction, the initial deposit into the reserve account and/or the amount, if any, required to be deposited into the reserve account on any payment date may be calculated differently than described herein.  Any such calculations shall be set forth in the related prospectus.]
[The Hedge Agreement
On the closing date, the issuing entity will enter into a hedge transaction with the hedge counterparty to hedge the floating interest rate on the Class A-2-B Notes.
[Insert for Swap Transactions]
The interest rate swap transaction will have an initial notional amount equal to the initial principal amount of the Class A-2-B Notes and the notional amount generally will decrease by [the amount of any principal payments on the Class A-2-B Notes][the amount set forth on a schedule to the interest rate swap transaction].
In general, under the interest rate swap transaction on each distribution date, the issuing entity will be obligated to pay the hedge counterparty a fixed rate payment based on a per annum fixed rate of [_]%, times the notional amount of the interest rate swap transaction and the applicable day-count fraction, and the hedge counterparty will be obligated to pay the issuing entity a per annum floating interest rate payment based on LIBOR times the notional amount of the interest rate swap transaction and the applicable day-count fraction. Payments on the interest rate swap transaction will be exchanged on a net basis. Any net swap payments owed by the issuing entity to the hedge counterparty on the interest rate swap transaction rank higher in priority than all payments on the notes.
The swap transaction may be terminated upon an event of default or a termination event specified in the swap agreement. If the swap transaction is terminated due to an event of default or other termination event, a termination payment may be due to the hedge counterparty by the issuing entity out of available funds.
The issuing entity’s obligation to pay the hedge counterparty any net swap payments and any other amounts due under the interest rate swap transaction will be secured by the lien granted by the [issuing entity][holding trust] under the indenture.
For a more detailed description of the interest rate swap transaction and the hedge counterparty, see the sections of this prospectus entitled “Description of the Transaction Documents—The Hedge Agreement—Swap Transactions” and “The Hedge Counterparty.”
[Insert for Cap Transactions]
On each distribution date, the hedge counterparty will pay to the issuing entity an amount equal to the product of (x) the excess, if any, of (i) LIBOR for the related interest period over (ii) [_]% per annum with respect to the Class A-2-B Notes interest rate cap transaction (if applicable), (y) the notional amount set forth in the related confirmation for the Class A-2-B Notes for that distribution date, and (z) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360. The interest rate cap agreement will terminate on the earlier of the final scheduled distribution date of Class A-2-B Notes and the date the notional amount, if applicable, goes to zero.
Any cap agreement may be terminated upon an event of default or a termination event specified in the cap agreement.
For a more detailed description of the interest rate cap agreement and the hedge counterparty, see the sections of this prospectus entitled “Description of the Transaction Documents—The Hedge Agreement—Cap Transactions” and “The Hedge Counterparty.”]
Redemption

Optional Redemption
On any distribution date on which the aggregate principal balance of the automobile loan contracts declines to [10]% or less of the aggregate principal balance of the [initial] automobile loan contracts as of the [initial] cutoff date, the notes then outstanding may be redeemed in whole, but not in part, if the servicer or the depositor exercises its “clean-up call” option to purchase the automobile loan contract pool.  The redemption price paid in respect of the notes by the servicer or the depositor, as the case may be, will equal the greater of (i) the amount necessary to pay the full amount of principal and interest then due and payable on the notes[, plus any amounts remaining unpaid to the hedge counterparty under the interest rate swap transaction, if any] and (ii) the fair market value of the Trust Estate (as defined in the Glossary) other than the reserve account.
[Mandatory Redemption
Each class of notes will be redeemed in part on the distribution date at the end of the [revolving period][pre-funding period] in the event that any amounts remain on deposit in the [revolving account][pre-funding account] on that date. The principal amount of each class of notes to be redeemed will be an amount equal to that class’s pro rata share of the amount remaining on deposit in the [revolving account][pre-funding account]. However, if the amount remaining on deposit in the [revolving account][pre-funding account] is $[___] or less, that amount will be applied to reduce the outstanding principal on the class of notes that otherwise receives a payment of principal on that distribution date.]
Substitution
The servicer may permit the substitution of the vehicle financed by an automobile loan contract if the vehicle (i) is insured under a qualifying insurance policy at the time of a casualty loss that is treated as a total loss under such insurance policy, (ii) is deemed to be a “lemon” pursuant to applicable state law and repurchased by the related dealer or (iii) is the subject of an order by a court of competent jurisdiction directing the servicer to substitute another vehicle under the related automobile loan contract and certain other conditions are satisfied, so long as the original aggregate principal balance of automobile loan contracts secured by a substituted vehicle (each, a Substitution Receivable) does not exceed two percent of the initial pool balance (the Substitution Limit).  If this Substitution Limit is exceeded for any reason, the servicer is obligated to repurchase a sufficient number of such automobile loan contracts to cause the aggregate original principal balances of such Substitution Receivables to be less than the Substitution Limit.
Events of Default
The following are events of default under the indenture:
•
default in the payment of any interest when it becomes due and payable on (i) any Class A Notes, (ii) if no Class A Notes are outstanding, the Class B Notes, (iii) if no Class A Notes or Class B Notes are outstanding, the Class C Notes, (iv) if no Class A Notes, Class B Notes or Class C Notes are outstanding, the Class D Notes or (v) if no Class A Notes, Class B Notes, Class C Notes or Class D Notes are outstanding, the Class E Notes (which default, in each case, remains uncured for five days); provided, however, that if such payment default shall have been caused by a Force Majeure Event (as defined in the Glossary), the five day cure period shall be extended for an additional 60 calendar days;

•
default in the payment of the principal of any note on its final scheduled distribution date; provided, however, that if such payment default shall have been caused by a Force Majeure Event, such default shall not constitute an “event of default” for an additional 60 calendar days;

•
certain breaches of representations, warranties and covenants by the issuing entity (subject to any applicable cure period); provided, however, that if such breach shall have been caused by a Force Majeure Event, the applicable cure period shall be extended for an additional 60 calendar days; and

•	certain events of bankruptcy relating to the issuing entity or the issuing entity’s property (subject to any applicable cure period).
If an event of default under the indenture has occurred and is continuing, the notes may be accelerated and subject to immediate payment at par, plus accrued interest.  If an event of default under the indenture has occurred and is continuing and the notes are accelerated, the indenture trustee may be directed to sell the holding trust property or the trust property, or any portion of the holding trust property or the trust property, at one or more private or public sales.  Any such liquidation may occur only subject to certain provisions that are set forth under “Description of the Notes—Events of Default” in this prospectus.
Post-Default Application of Funds

Amounts collected (i) following the occurrence of an event of default (other than an event of default related to a breach of a covenant or a representation and warranty) or (ii) upon liquidation of the trust assets, will not be distributed in accordance with the priorities set forth under “—Payments” above but will instead be distributed in accordance with the following priorities:
1.
to the servicer, [the hedge counterparty,] the custodian, the owner trustee, the indenture trustee, the asset representations reviewer [and the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed)], certain amounts due and owing to such entities, pursuant to the priorities in clauses 1, 2 and 3, and without regard to the caps set forth in clauses 2 and 3, under “—Payments,” above;

2.
[pari passu, (a)] to the Class A noteholders, for amounts due and unpaid on the Class A Notes for interest, ratably, without preference or priority [and (b) if applicable, to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the hedge agreement)];

3.
to the Class A noteholders, for amounts due and unpaid on the notes for principal, first, to the noteholders of the Class A-1 Notes until they are paid off and, second, to the noteholders of the Class A-2 Notes and the Class A-3 Notes, ratably, without preference or priority, until they are paid in full;

4.	to the Class B noteholders, for amounts due and unpaid on the notes for interest;
5.	to the Class B noteholders, for amounts due and unpaid on the notes for principal, until the Class B Notes are paid in full;
6.	to the Class C noteholders, for amounts due and unpaid on the notes for interest;
7.	to the Class C noteholders, for amounts due and unpaid on the notes for principal, until the Class C Notes are paid in full;
8.	to the Class D noteholders, for amounts due and unpaid on the notes for interest;
9.	to the Class D noteholders, for amounts due and unpaid on the notes for principal, until the Class D Notes are paid in full;
10.	to the Class E noteholders, for amounts due and unpaid on the notes for interest;

11.	to the Class E noteholders, for amounts due and unpaid on the notes for principal, until the Class E Notes are paid in full;
12.	[to the hedge counterparty, any unpaid swap termination payments;] and
13.	to pay all remaining amounts to the certificateholders.
Post-Default Application of Funds – Representation, Warranty or Covenant Breach
Amounts collected following the occurrence of an event of default related to a breach of a covenant or a representation and warranty will be distributed in accordance with the priorities set forth under “—Payments” above, except that (a) the amounts to be distributed pursuant to clauses 2 and 3 under “—Payments” above shall be made without regard to the caps set forth therein and (b) the amount of principal to be distributed pursuant to clause 20 under “—Payments” above shall instead be used to pay principal in the order and priority set forth under “—Principal” above, until the notes are paid in full.
Tax Status
For U.S. federal income tax purposes, [ Morgan, Lewis & Bockius LLP ] , special U.S. federal income tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein, on the closing date to the effect that: (i) the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will, and the Class E Notes should, be characterized as indebtedness if held by persons other than a beneficial owner of the equity in the issuing entity or its affiliates; (ii) the issuing entity should be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code and will not be treated as an association (or publicly traded partnership) taxable as a corporation; and (iii) the holding trust will be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code.  Each noteholder, by its acceptance of a note (and each noteholder, by its acceptance of an interest in the applicable book-entry note), agrees to treat the notes as indebtedness for U.S. federal income tax purposes.  See “U.S. Tax Matters” in this prospectus.  Each prospective investor in the notes should consult with its tax advisors before purchasing the notes.
ERISA Considerations
Subject to the important considerations described under “ERISA Considerations” in this prospectus, pension, profit-sharing and other employee benefit plans may purchase the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes.  The

Class E Notes may not be purchased by or with the assets of any plan subject to the fiduciary responsibility provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code.  Fiduciaries of such plans should consult with counsel regarding the applicability of the provisions of ERISA before purchasing the notes.
Rating of the Notes
The sponsor has engaged [two] nationally recognized statistical rating organizations, each an NRSRO, to assign credit ratings to the [offered] notes.
The ratings of the [offered] notes will address the likelihood of the payment of principal and interest on the [offered] notes according to their terms.  Each engaged NRSRO rating the [offered] notes will monitor the ratings using its normal surveillance procedures.  Each engaged NRSRO may change or withdraw an assigned rating at any time.  Any rating action taken by one NRSRO may not necessarily be taken by another NRSRO.  No transaction party will be responsible for monitoring any changes to the ratings on the [offered] notes.
Static Pool Information
Static pool information for Exeter’s securitized asset pools is contained in Annex A to this prospectus.
1940 Act Registration
The holding trust and the issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended or the 1940 Act, contained in [Section 3(c)(5)] of the 1940 Act and [Section 3(c)(6)] of the 1940 Act, respectively, although there may be additional exclusions or exemptions available to the holding trust and the issuing entity.  The holding trust and the issuing entity are being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act (both as defined under “Volcker Rule Considerations” in this prospectus).
[Legal Investment
The Class A-1 Notes will be structured to be eligible for purchase by money market funds under Rule 2a-7 of the 1940 Act. A money market fund should consult its legal advisors regarding the eligibility of the Class A-1 Notes under Rule 2a-7 and whether an investment in the Class A-1 Notes satisfies its investment policies and objectives.]
U.S. Credit Risk Retention

The risk retention regulations in Regulation RR under the Exchange Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest of at least 5% in the credit risk of the automobile loan contracts.  This credit risk retention requirement will be achieved by the depositor retaining an [“eligible vertical interest” consisting of at least 5% of the initial principal amount of each class of notes and the certificates][“eligible horizontal residual interest”].  [The depositor is a wholly-owned subsidiary of the sponsor and will initially retain the [eligible vertical interest][eligible horizontal residual interest].]
The sponsor will agree that it will not, and will cause [the depositor and] each affiliate of the sponsor not to, sell, transfer, finance or hedge the [eligible vertical interest][eligible horizontal interest], except to the extent permitted by Regulation RR.
See “U.S. Credit Risk Retention” in this prospectus for more information regarding the manner in which the risk retention regulations will be satisfied.
[European Securitization Rules
The notes may not be a suitable investment for investors subject to the European Securitization Rules (as defined in this prospectus). None of the sponsor, the depositor, the servicer, the issuing entity, their respective affiliates nor any other party to the transactions described in this prospectus intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the risk retention requirements of the European Securitization Rules.
The arrangements described under “U.S. Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the European Securitization Rules by any person. Consequently, the notes may not be a suitable investment for investors subject to the European Securitization Rules.  As a result, the price and liquidity of the notes in the secondary market may be adversely affected.  For more information regarding the European Securitization Rules, see “European Securitization Rules” in this prospectus.]
[NOTE: if the sponsor intends to make any offering of notes compliant with the European Securitization Rules, the applicable prospectus will describe how it intends to comply to permit European investors to assess whether such offering is likely to comply with the European Securitization Rules in such investor’s European jurisdiction.]
CUSIP Numbers
Class A-1 Notes:                          [_________]
Class A-2[-A] Notes:             [_________]
[Class A-2-B Notes:                [_________]]
Class A-3 Notes:                          [_________]
Class B Notes:                                 [_________]
Class C Notes:                                 [_________]
Class D Notes:                                 [_________]
[Class E Notes:                               [_________]]

Risk Factors
You should consider the following risk factors in connection with the purchase of the notes:
RISKS PRIMARILY RELATED TO THE NOTES AND THE ISSUING ENTITY
The notes are not suitable investments for all investors, and may not be a suitable investment for you.
The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

You may have difficulty selling your notes and/or obtaining your desired price due to the absence of a secondary market or other factors.
The notes will not be listed on any securities exchange.  A secondary market for your notes may not be available and the underwriters will not be obligated to establish a secondary market in the notes. It is doubtful that a meaningful secondary market for your notes will develop, or that, if one does develop, it will provide you with liquidity of investment or continue for the life of your notes.  The liquidity of a trading market, if any, for the notes may also be adversely affected by general declines or disruptions in the credit markets. Such market declines or disruptions could adversely affect the liquidity of and market for the notes independent of the credit performance of the automobile loan contracts.
Any period of illiquidity that exists may continue, and even worsen, and may adversely affect the market value of your notes.  As a result you may be unable to obtain the price that you wish to receive for your notes or you may suffer a loss on your investment.

Changes in the market value of the notes may not reflect the performance or anticipated performance of the automobile loan contracts.
The market value of the notes may be volatile. Market values can change rapidly and significantly and changes can result from a variety of factors. A decrease in market value may not necessarily be the result of deterioration in the performance or anticipated performance of the automobile loan contracts.  For example, changes in prevailing interest rates, perceived risk, supply and demand for similar or other investment products, accounting standards, capital requirements that apply to regulated financial institutions, legal proceedings, governmental intervention and other factors that are not directly related to the automobile loan contracts may adversely and materially affect the market value of the notes.

Book-entry registration for the notes may reduce their liquidity
The notes will be issued in book-entry form. Interests in such notes will be required to be held through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme, or Clearstream or Euroclear Bank S.A./NV as operator of the Euroclear System, or Euroclear, in Europe. Transfers of interests in such notes within The Depository Trust Company, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as such notes are in book-entry form, the related noteholders will not be entitled to receive a definitive note representing interests. Such notes will remain in book-entry form except in the limited circumstances described under the caption “Description of the Notes— Definitive Notes” in this prospectus. Unless and until the global notes cease to be held in book-entry form, the related transaction parties will not recognize the related noteholders as holders of the related securities.
As a result, such noteholders will only be able to exercise the rights as a noteholder indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe) and their participating organizations. Holding the notes in book-entry form could also limit such noteholders ability to pledge or transfer such notes to persons or entities that do not participate in The Depository Trust Company, Clearstream or Euroclear. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.
Interest and principal on such notes will be paid by the indenture trustee, on behalf of the issuing entity, to The Depository Trust Company as the record holder of those notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the indenture trustee, on behalf of the issuing entity, to the accounts of its participants which, in turn, will credit those amounts to such noteholders either directly or indirectly through indirect participants. This process may delay receipt of payments from the indenture trustee, on behalf of the issuing entity.

[Risks associated with unknown aggregate initial principal amount of the notes.
Whether the issuing entity will offer notes with an aggregate initial principal amount of $[___] or $[___] is not expected to be known until the day of pricing. The sponsor will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

We cannot predict the rate at which the notes will amortize.
Your notes may amortize more quickly than expected for a variety of reasons.  First, obligors can prepay their automobile loan contracts without penalty.  The rate of prepayments may be influenced by a variety of factors, including changes in economic and social conditions.  The fact that consumer obligors generally may not sell or transfer their financed vehicles securing the automobile loan contracts without the servicer's consent may also influence the rate of prepayments.
Second, under certain circumstances, the depositor and Exeter are obligated to purchase automobile loan contracts as a result of breaches of eligibility representations and warranties.  As a result of such breach, the outstanding principal balance of the affected automobile loan contracts would be paid by the depositor and subsequently by Exeter, as applicable, and the automobile loan contracts would be removed from the automobile loan contract pool.
Third, the notes contain an overcollateralization feature that could result in accelerated principal payments to noteholders, which would cause faster amortization of the notes than of the automobile loan contract pool.
Finally, the servicer or the depositor has the right to purchase the automobile loan contracts remaining in the automobile loan contract pool when the outstanding principal balance of the automobile loan contract pool is [10]% or less of the aggregate principal balance of the automobile loan contract pool as of the cutoff date.  If this right is exercised by the servicer or the depositor, you may be paid principal of the notes earlier than you expected.
In any of these cases, you may be repaid principal of the notes at a different rate than you expect and you may not be able to reinvest the principal repaid to you at a rate of return that is at least equal to the rate of return on your notes.

Your yield to maturity may be reduced by prepayments or slower than expected prepayments.
The pre-tax yield to maturity is uncertain and will depend on a number of factors including the following:
•        The rate of return of principal is uncertain.  The amount of payments of principal of your notes and the time when you receive those payments depends on the amount and times at which obligors make principal payments on the automobile loan contracts.  Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults on the automobile loan contracts.  For example, the servicer may engage in marketing practices or promotions, including refinancing, which may indirectly result in faster than expected payments on the automobile loan contracts.  In addition, prepayments of principal on the automobile loan contracts may increase when market conditions cause third party lending companies that specialize in sub-prime lending to lower their underwriting standards to give obligors on the automobile loan contracts access to more financing options.
•         You may be unable to reinvest distributions in comparable investments.  Asset-backed notes, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the related automobile loan contracts and produce a slower return of principal if market interest rates rise above the interest rates on the related automobile loan contracts.  As a result, you are likely to receive a greater amount of money on your notes to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and are likely to receive a lesser amount of money on your notes when other investments generally are producing a higher yield than that on your notes.  You will bear the risk that the timing and amount of payments on your notes will prevent you from attaining your desired yield.
•            An optional redemption of the notes will shorten the life of your investment which may reduce your yield to maturity.  If the automobile loan contracts are purchased by the servicer or the depositor upon exercise of a “clean-up call,” the issuing entity will redeem all notes then outstanding and you will receive the remaining principal amount of your notes plus accrued interest through the related distribution date.  Following payment to you of the remaining principal amount of your notes, plus accrued interest, your notes will no longer be outstanding and you will not receive the additional interest payments that you would have received had the notes remained outstanding.  If you bought your notes at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised.  See “Description of the Notes—Optional Redemption” in this prospectus.

Decrement tables are based upon assumptions and models, and therefore, the actual weighted average lives of the notes may differ from the weighted average lives shown in the decrement tables.
The decrement tables appearing under “Yield and Prepayment Considerations” in this prospectus have been prepared on the basis of the modeling assumptions set forth under “Yield and Prepayment Considerations” in this prospectus.  The model used in this prospectus for prepayments does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of automobile loan contracts, including the automobile loan contracts in the pool.  It is highly unlikely that the automobile loan contracts will prepay at the rates specified.  The prepayment assumptions are for illustrative purposes only.  For these reasons, the actual weighted average lives of the notes may differ from the weighted average lives shown in the decrement tables.

You may suffer a loss if the final scheduled distribution date of the notes is accelerated.
If a default occurs under the indenture and the final scheduled distribution dates of the outstanding notes are accelerated, the indenture trustee may, under certain circumstances specified in the indenture, sell the automobile loan contracts and prepay those notes in advance of their final scheduled distribution dates.  The proceeds from such a sale of the automobile loan contracts may be insufficient to pay the aggregate principal amount of the outstanding notes and accrued interest on those notes in full.  If this occurs, you may suffer a loss due to such an acceleration.

The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity and holding trust to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of the notes to be paid before the related final scheduled payment date will involve the prepayment risks described above.

The notes are asset-backed debt and the issuing entity and the holding trust have only limited assets, which may not be sufficient to make full payments on your notes.
The sole sources for repayment of the notes are payments on the trust property (which will principally consist a certificate representing the beneficial interest in the holding trust) and the holding trust property (which will principally consist of a pool of sub-prime automobile loan contracts) and amounts (if any) on deposit in the cash accounts held by the indenture trustee [and any amounts payable to the issuing entity by the hedge counterparty].  No noteholder will have recourse for payment of its notes to any assets of any person other than the issuing entity and the holding trust.  The notes represent obligations solely of the issuing entity, and no person other than the issuing entity is obligated to make any payments on the notes, provided that the holding trust has pledged the automobile loan contracts to secure the notes.  The notes are not insured by any financial guaranty insurance policy.  None of any governmental agency or instrumentality, the sponsor, the servicer, the underwriters or any of their respective affiliates will guarantee or insure either the notes or the automobile loan contracts.  Consequently, noteholders must generally rely upon the automobile loan contracts owned by the holding trust and collections thereon for the payment of principal of and interest on the notes.  Should the notes not be paid in full on a timely basis, noteholders may not look to, or draw upon, any assets of any person other than the issuing entity and the holding trust to satisfy their claims.  See “Distributions—Distribution Date Payments” in this prospectus.
[The money in the [pre-funding account]/[revolving account] will be used solely to purchase subsequent automobile loan contracts and is not available to cover losses on the automobile loan contracts. [Additionally, the capitalized interest account is designed to cover obligations of the issuing entity relating to that portion of its assets not invested in the automobile loan contracts and is not designed to provide protection against losses on the automobile loan contracts.]]

If the issuing entity does not have sufficient assets to pay the full amount due and payable on the notes, then you may suffer a loss without having recourse to anyone else.  Furthermore, certain assets of the issuing entity or the holding trust may be released and paid out to other persons, such as service providers, or any other person entitled to payments from the issuing entity or the holding trust prior to making payment on the notes.  Those assets will no longer be available to make payments to you.

Credit enhancement is limited and may be reduced, and may result in shortfalls on your notes.
The right to receive payments and distributions on the certificates is subordinate to payments and distributions on the notes, the funding requirements of the reserve account and the funding requirements with respect to the target overcollateralization amount. The right to receive payments in respect of principal and interest on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes is subordinate to the right to receive such payments on the class or classes of notes senior to such class. Protection against loss on the notes is provided by the subordination of the certificates, the Class E Notes, the Class D Notes, the Class C Notes and the Class B Notes, the overcollateralization amount and any amounts held in the reserve account.  However, such credit enhancement is limited and may not be sufficient to cover all losses on the automobile loan contracts.  Additionally, such credit enhancement could be reduced or eliminated, and in such event, the certificateholders and each class of noteholders would bear the risk of loss on the automobile loan contracts and delays in payment or losses will be suffered by the most junior outstanding class or classes of notes even as payment may be made in full to more senior classes.
[Payments on the notes will depend on payments made under the interest rate [swap][cap] agreement.
The issuing entity will enter into an interest rate [swap][cap] agreement because the automobile loan contracts owned by the issuing entity bear interest at fixed rates while the Class A-2-B Notes will bear interest at a floating rate and an additional source of funds may be necessary to ensure that all payments are made on the notes during periods when the floating rate of interest on the Class A-2-B Notes has risen. The issuing entity may use payments made by the hedge counterparty to make required payments on each distribution date.

During those periods in which the floating rate payable by the hedge counterparty is substantially greater than the [fixed rates payable by the issuing entity under the interest rate swap agreement][strike rate under the interest rate cap agreement], the issuing entity will be more dependent on receiving payments from the hedge counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the hedge counterparty fails to pay any required payment and collections on the automobile loan contracts and other assets on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

[During those periods in which the floating rate payable by the hedge counterparty under the interest rate swap agreement is less than the fixed rate payable by the issuing entity under the interest rate swap agreement, the issuing entity will be obligated to make a net swap payment to the hedge counterparty. The issuing entity’s obligation to pay a net swap payment to the hedge counterparty is secured by the trust property.  The hedge counterparty’s claim for net swap payments will be higher in priority than all payments on the notes. If a net swap payment is due to the hedge counterparty on a distribution date and there are insufficient collections on the automobile loan contracts and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.]

The hedge transactions generally may not be terminated except upon, among other things, failure of either party to the interest rate [swap][cap] agreement to make payments when due, insolvency of either party to the interest rate [swap][cap] agreement, illegality, the exercise of certain rights under the indenture, the issuing entity amends the transaction documents without the consent of the hedge counterparty if such consent is required, or failure of the hedge counterparty to post collateral, assign the interest rate [swap][cap] agreement to an eligible counterparty or take other remedial action if the hedge counterparty’s credit ratings drop below the levels required by the interest rate [swap][cap] agreement. Depending on the timing of and reason for the termination, a termination payment may be due to the issuing entity or to the hedge counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the hedge counterparty fails to make a termination payment owed to the issuing entity under the interest rate [swap][cap] agreement, the issuing entity may not have sufficient funds available to enter into a replacement interest rate [swap][cap] agreement. If this occurs, the amount available to pay principal and interest on the notes will be reduced to the extent the interest rate on the Class A-2-B Notes exceeds the fixed rate the issuing entity would have been required to pay the hedge counterparty under the interest rate [swap][cap] agreement.

If the interest rate [swap][cap] agreement is terminated and no replacement interest rate [swap][cap] agreement is entered into and collections on the automobile loan contracts and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[The rating of the hedge counterparty may affect the ratings of the notes.
Any rating agencies rating the notes will consider the provisions of the interest rate [swap][cap] agreement and any ratings assigned to the hedge counterparty.  A downgrade, suspension or withdrawal of the rating of the debt of the hedge counterparty by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of notes would likely have adverse consequences on their liquidity or market value.
To provide some protection against the adverse consequences of a downgrade, the hedge counterparty will be required to take one of the following actions if any rating agency rating its debt reduces its debt ratings below certain levels:
•         collateralize its obligations under the interest rate [swap][cap] agreement;
•      assign the interest rate [swap][cap] agreement to another party with a better debt rating;
•         obtain a replacement interest rate [swap][cap] agreement on substantially the same terms as the interest [swap][cap] agreement; or
•        establish any other arrangement satisfactory to any rating agencies rating the notes.
The interest rate [swap][cap] involves a degree of counterparty credit risk and the issuing entity will be exposed to this risk.  For this reason, only investors capable of understanding these risks should invest in the notes.  You are strongly urged to consult with your financial advisors before deciding to invest in the notes.]

[You may suffer a loss due to the floating interest rate on the Class A-2-B Notes if interest rates rise because the issuing entity will not enter into interest rate hedges.
[The pool of automobile loan contracts provides for level monthly payments and all classes of notes, except the Class A-2-B Notes, will bear interest at a fixed rate. The Class A-2-B Notes will bear interest at a floating rate based on one-month LIBOR plus a spread. Even though the issuing entity will issue the Class A-2-B Notes, it will not enter into any interest rate hedges or other derivatives contracts to mitigate this interest rate risk.

The issuing entity will make payments on the Class A-2-B Notes out of amounts received on the pool of automobile loan contracts and not solely from any subset of collections that are dedicated to the Class A-2-B Notes. Therefore, an increase in one-month LIBOR would increase the amount due as interest payments on the Class A-2-B Notes without any corresponding increase in the amount of interest due on the automobile loan contracts or any additional source of funds that provide a source of payment for those increased interest payments.

If the floating rate payable by the issuing entity increases to the point at which the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amounts received on the pool of automobile contracts, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make these payments, you may experience delays or reductions in the interest and principal payments on your notes.]

[There are risks associated with the unknown allocation of the Class A-2-A Notes and the Class A-2-B Notes.
The allocation of the initial principal amount between the Class A-2-A Notes and the Class A-2-B Notes may not be known until the time of pricing. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.  Additionally, one of the two classes may not be issued or may have a very small initial principal amount.  However, the depositor expects that the initial principal amount of the Class A-2-B Notes will not exceed $[___].
As the allocated initial principal amount of the Class A-2-B Notes is increased (relative to the Class A-2-A Notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have greater exposure to increases in the floating rate payable on the Class A-2-B Notes.
Because the aggregate initial principal amount of Class A-2-A Notes and the Class A-2-B Notes is fixed as set forth on the front cover of this prospectus, the division of the aggregate initial principal amount between the Class A-2-A Notes and the Class A-2-B Notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[Negative LIBOR rates will reduce the rate of interest on the Class A 2-B Notes.
The interest rate to be borne by the Class A-2-B Notes is based on a spread over one-month LIBOR.  As a result, changes in one-month LIBOR will affect the rate at which the Class A-2-B Notes accrue interest and the level of interest payments on the Class A-2-B Notes. To the extent that one-month LIBOR decreases below 0.00% for any interest period, the rate at which the Class A-2-B Notes accrue interest for such interest period will be reduced by the amount by which one-month LIBOR is negative, provided that the interest rate on the Class A-2-B Notes for any interest period will not be less than 0.00%.  A negative one-month LIBOR rate could result in the interest applied to the Class A-2-B Notes decreasing to 0.00% for the related interest period.]

[Uncertainty relating to LIBOR and potential phasing out of LIBOR after 2021 may adversely affect the value of the notes.
The interest rate to be borne by the Class A-2-B Notes is based on a spread over one-month LIBOR. The London Interbank Offered Rate, or LIBOR, serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

Regulators and law-enforcement agencies in a number of different jurisdictions have conducted and continue to conduct civil and criminal investigations into potential manipulation or attempted manipulation of LIBOR submissions to the British Bankers’ Association.  The British Bankers’ Association was replaced by ICE Benchmark Administration

Limited (the “IBA”) as LIBOR administrator as of February 1, 2014, and additional reforms to LIBOR, and related submission and calculation procedures, are anticipated.  Investors in the notes should be aware that the administrator of LIBOR will not have any involvement in the administration of the issuing entity or the notes and may take actions in respect of LIBOR without regard to the effect of such actions on the notes.  Any changes to LIBOR could affect the level and volatility of the published one-month LIBOR rate and any uncertainty in the value of LIBOR or the development of a widespread market view that LIBOR has been manipulated, or any uncertainty in the prominence of LIBOR as a benchmark interest rate due to the recent regulatory reform may adversely affect the interest rate on the Class A-2-B Notes and the liquidity and market value of the Class A-2-B Notes in the secondary market.

In addition, on July 27, 2017, the Chief Executive Officer of the United Kingdom Financial Conduct Authority (the “FCA”) announced that by the end of 2021 (the “London Interbank Offered Rate Phase-Out Date”), LIBOR would no longer be sustained through the FCA’s efforts to compel banks’ participation in setting the benchmark.  In the announcement, the Chief Executive Officer of the FCA stated that the London interbank market is no longer sufficiently active to determine reliable rates.  It is not currently known whether the IBA, the entity responsible for administering LIBOR, will continue to quote LIBOR after the London Interbank Offered Rate Phase-Out Date.  The IBA has not proposed an alternative benchmark rate, nor has it outlined a process or schedule for introducing an alternative benchmark rate, if any.

If a published LIBOR rate is unavailable at any time after the issuance date of the notes, the rate of interest on the Class A-2-B Notes will be determined using the alternative methods described under “Description of the Notes—Payments of Interest,” including by reference to rates quoted by banks selected by Exeter, in its capacity as administrator.  These alternative methods may result in lower interest payments than would have been made if LIBOR were available in its current form. The alternative methods may also be subject to factors that make LIBOR impossible or impracticable to determine.  If a published LIBOR rate is unavailable and banks are unwilling to provide quotations, the rate of interest on the Class A-2-B Notes for a determination date will be the same as on the preceding determination date, and such rate could remain the rate of interest on the Class A-2-B Notes for the remaining life of the Class A-2-B Notes.

As a result of the foregoing, the rate at which the Class A-2-B Notes bear interest could be adversely affected by misconduct in the rate-setting process for LIBOR, changes to such process, the phasing out of the rate entirely, or the unavailability of such rate.  Any of these events may have an adverse effect on the interest rate, yield, value and marketability of the notes and could impact the amount of funds available to make payments on the notes.]

Because the Class B Notes, the Class C Notes [and] the Class D Notes [and the Class E Notes] are subordinated to the Class A Notes, payments on those classes are more sensitive to losses on the
Certain notes are subordinated, which means that (i) principal paid on those classes as part of monthly distributions or, in the event of a default, upon acceleration, will be made only once payments of principal have been made in full to all classes of notes senior to those classes and (ii) interest paid on those classes as part of monthly distributions or, in the event of a default, upon acceleration, will be made only once payments of interest have been made in full to all classes of notes senior to those classes. The Class A automobile loan contracts.
Notes have the highest priority of payment with respect to payments of principal and interest, followed in descending order of priority of payment by the Class B Notes, the Class C Notes, the Class D Notes [and[, except in certain circumstances where they are paid principal before classes senior to them,] the Class E Notes]. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any distribution date or following acceleration, delays in payment or losses will be suffered by the most junior outstanding class or classes even as payment may be made in full to more senior classes.

Principal may be paid on certain classes of notes before interest is paid on other classes.
If on any distribution date the outstanding principal amount of the notes exceeds the principal balance of the pool of automobile loan contracts, a payment of principal, to the extent available, will be made to the holders of the most senior outstanding class or classes of notes to eliminate that undercollateralization.  Furthermore, if any class of notes has an outstanding principal amount on its final scheduled distribution date, a payment of principal, to the extent available, will be made to the holders of that class of notes on that distribution date to reduce their outstanding principal amount to zero.  Certain of these principal payments will be made before interest payments are made on certain subordinated classes of notes on that distribution date.  Furthermore, following certain events of default, payment of interest on certain subordinated classes of notes will be made only once payments of principal have been made in full to all classes of notes senior to those classes.  As a result, there may not be enough cash available to pay the interest on certain subordinated classes of notes on that distribution date.

The failure to make principal payments on any class of notes will generally not result in an event of default under the indenture until the applicable final scheduled distribution date or redemption date.

The amount of principal required to be paid to investors prior to the applicable final scheduled distribution date will be limited to amounts available for those purposes.  Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled distribution date or redemption date for that class of notes.

There may be a conflict of interest among classes of notes.
As described elsewhere in this prospectus, if an event of default occurs under the indenture, only the majority noteholders will be able to waive that event of default, accelerate the applicable final scheduled distribution dates of the notes or direct any remedial action under the indenture (although a consent of all noteholders is required for sale or liquidation of the collateral in certain circumstances set forth in the indenture).  Because the holders of different classes of notes may have varying interests when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.
There may be conflicts of interest among classes of notes due to differing priorities of payment and terms. Investors in the notes should consider that certain decisions may not be in the best interests of each class of noteholders and that any conflict of interest among different noteholders may not be resolved in favor of investors in a particular class of notes.  Any disputes that arise between noteholders may not be resolved without substantial delay, which may cause delays in payment on the notes. The economic interests of the holders of a class of notes may not coincide with those of other holders of the same class or holders of other classes of notes. The holders of notes will not be required to consider any possible adverse effect of their actions on other holders of the same class or holders of other classes of notes.
There are potential conflicts of interest relating to the underwriters.
One or more of the underwriters or their affiliates may from time to time perform investment banking services for, or solicit investment banking business from, any person named in this prospectus.  The underwriters and/or their employees or customers may from time to time enter into hedging positions with respect to one or more classes of notes.  The underwriters and their affiliates may invest or take long or short positions in securities or instruments, including the notes, that may be different from positions held by other noteholders. The activities of the underwriters and their affiliates may not align with the interests of the noteholders and may result in certain conflicts of interest.
Any voting or consent rights could be exercised by them in a manner that could adversely affect your investment in the notes. Also, the ownership of any notes by the underwriters or their affiliates could adversely affect the development of a market for such notes. If any of this were to occur, the interests of the underwriters and their affiliates may not be aligned with the interests of other noteholders.
[One or more of the underwriters or their affiliates may from time to time enter into, credit facilities or other financial transactions with Exeter or its affiliates. Actions taken by the underwriters and/or their affiliates in connection with such transactions, which may include the exercise of remedies against Exeter, could adversely affect Exeter.  If this were to occur, Exeter’s ability to service the automobile loan contracts could be adversely affected, in which event payments on the notes could be delayed or reduced.]
[A financial institution may provide financing for the retained interest in the notes and certificates held by the sponsor or its majority-owned affiliates, including by entering into a repurchase transaction. In connection with any such transactions with the sponsor and its affiliates, the financial institution may exercise rights or remedies in a manner that may adversely affect the noteholders or the certificateholders. See “U.S. Credit Risk Retention.”]

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, may adversely affect the market value of your notes and/or limit your ability to resell your notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled distribution date. Ratings do not consider to what extent the notes will be subject to prepayment or that the principal of any class of notes will be paid prior to the final scheduled distribution date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion. The ratings of any notes may be lowered by a rating agency (including the engaged rating agencies) following the initial issuance of the notes as a result of losses on the automobile loan contracts in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes. Accordingly, there is no assurance that the ratings assigned to any note on the date on which the note is originally issued will not be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your note may be adversely affected. The sponsor has engaged the rating agencies set forth under “Ratings” and will pay them a fee to assign ratings on the notes.
The sponsor has not engaged any other nationally recognized statistical rating organization, or NRSRO, to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes.  However, under effective United States Securities and Exchange Commission, or SEC, rules, information provided by or on behalf of the sponsor to an engaged rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to all NRSROs in order to make it possible for non-engaged NRSROs to assign unsolicited ratings on the notes.  An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus.  Consequently, prospective investors should monitor whether an unsolicited rating of the notes has been assigned by a non-engaged NRSRO and should consult with their financial and legal advisors regarding the impact of the assignment of an unsolicited rating to a class of notes.  NRSROs, including the engaged rating agencies, have different methodologies, criteria, models and requirements.  If any non-engaged NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the engaged rating agencies, which may adversely affect the market value of your notes and/or limit your ability to resell your notes.  If any non-engaged NRSRO releases any adverse market commentary on the issuance (even without assigning a rating on the notes), this could have a similar adverse effect.   In addition, if the sponsor fails to make available to the non-engaged NRSROs any information provided to any engaged rating agency for the purpose of assigning or monitoring the ratings on the notes, an engaged rating agency could withdraw its ratings on the notes, which may adversely affect the market value of your notes and/or limit your ability to resell your notes.
Potential investors in the notes are urged to make their own evaluation of the notes, including the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Potential rating agency conflict of interest and regulatory scrutiny.
It may be perceived that the engaged rating agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the rating agencies for their rating services. Furthermore, the rating agencies have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

[Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity
Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor.  Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market

of the notes.	could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]
Original issue discount for the notes.
One or more classes of the notes may be issued with original issue discount, or OID, for U.S. federal income tax purposes.  If a note is issued with OID, a U.S. holder (as defined under “U.S. Tax Matters” in this prospectus) generally will be required to accrue OID with respect to such note on a current basis as ordinary income and pay tax accordingly, regardless of whether such U.S. holder receives cash attributable to that income and regardless of such U.S. holder’s usual method of tax accounting.  For further discussion of the computation and reporting of OID, see “U.S. Tax Matters—Tax Consequences to U.S. Holders of the Notes—Original Issue Discount” in this prospectus.

Recent amendment to the timing of income rules, which may have tax implications on noteholders.
Under the Tax Cuts and Jobs Act of 2017, or the Tax Cuts and Jobs Act, a holder of notes using the accrual method of accounting generally will be required to include amounts in income with respect to a note no later than the time such amounts are reflected on certain financial statements of such holder. The application of this rule thus may require the accrual of income earlier than described above, although the precise application of this rule is unclear at this time. Prospective purchasers of notes using the accrual method of accounting are advised to consult their own tax advisors regarding the application of these rules to income in respect of a purchased note.

Possible recharacterization of the issuing entity may have tax implications on noteholders.
The opinion of Special Income Tax Counsel will reflect some uncertainty as to the U.S. federal income tax classification of the Class E Notes.  If the Class E Notes were not classified as indebtedness for U.S. federal income tax purposes, such notes should be treated as equity interests in the issuing entity for U.S. federal income tax purposes, and any such note, a recharacterized Class E Note.  If that were the case, it is expected that the certificateholders and holders of the recharacterized Class E Notes would be treated as partners in the issuing entity, which would no longer qualify as a grantor trust for U.S. federal income tax purposes.  An entity treated as a partnership (other than a publicly traded partnership taxable as a corporation) would annually file IRS Form 1065, Return of Partnership Income, and it and its partners would be required to comply with the requirements of subchapter K and the other provisions of the Code that apply to entities treated as partnerships for U.S. federal income tax purposes and to the partners of such partnerships.  An entity treated as a partnership may be subject to limitations on the amount of interest deductions that it may take in each year.  Deductions for business interest are limited to the issuing entity’s business interest income plus 30% of a business’s taxable income (before interest, depreciation, and depletion).  Because the limitation on interest is based upon income before depletion, the significance of the limitation is difficult to predict.  However, it is possible that the issuing entity will not be able to deduct all of its interest expense in the year accrued.  If this occurs, the excess interest expense could be carried forward to subsequent years, but the tax allocable to the issuing entity’s beneficial owners in the year the expense is accrued could increase.

RISKS PRIMARILY RELATED TO THE AUTOMOBILE LOAN CONTRACTS
An automobile loan contract pool	The automobile loan contracts in the automobile loan contract pool are that includes substantially all automobile loan contracts that are the obligations of sub-prime obligors will have higher default rates than a pool comprised of the obligations of prime obligors.
substantially all sub-prime automobile loan contracts and generally were made to obligors who do not qualify for conventional motor vehicle financing as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments.  While Exeter's underwriting guidelines, pricing of the automobile loan contracts and collection methods are designed to negate, to a degree, the higher risks inherent in automobile loan contracts with sub-prime obligors, no assurance can be given that such pricing, underwriting guidelines and collection methods will afford adequate protection against such risks or that such methods will enable the holding trust (and the issuing entity, in turn, as holder of the holding trust certificate) to avoid higher than expected charge-off rates or that Exeter’s allowance for credit losses for the next twelve months will be sufficient to cover actual losses.
In the event of an automobile loan contract default, generally, the most practical alternative is repossession of the financed vehicle.  The collateral value of the vehicle securing the automobile loan contract realized in a repossession will generally not cover the outstanding principal balance on that automobile loan contract and the related costs of recover.  Other factors that may affect the ability of the issuing entity to realize the full amount due on an automobile loan contract include whether endorsements or amendments to certificates of title relating to the automobiles had been filed or such certificates have been delivered to the custodian; whether financing statements to perfect the security interest in the automobile loan contracts had been filed; depreciation, obsolescence, damage or loss of any vehicle; a market deterioration for recoveries from repossessed automobiles; and the application of federal and state bankruptcy and insolvency laws.  As a result, losses on the automobile loan contracts are anticipated from repossessions and foreclosure sales that do not yield sufficient proceeds to repay the automobile loan contracts in full.  See “Material Legal Aspects of the Automobile Loan Contracts” in this prospectus.

During periods of economic downturn, losses may increase and loans used to finance vehicles may incur greater losses.
The United States previously experienced a period of economic slowdown or recession and may experience a similar period in the future.  Such periods of economic slowdown or recession may adversely affect the performance and market value of your notes.  High or rising unemployment and lack of available credit can lead to increased delinquencies, defaults, repossessions and losses on automobile loans.  Such periods of slowdown or recession may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which could weaken collateral coverage and increase the amount of a loss in the event of default.  Also, any increases in the inventory of used automobiles during a period of economic slowdown or recession will typically depress the prices at which repossessed automobiles may be sold.
Additionally, higher and unstable energy prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, declining stock market values and other factors can impact consumer confidence and disposable income.  Moreover, the recent partial shutdown of the U.S. federal government, and any similar shutdowns that may occur in the future, could have a negative economic impact on obligors who are employees of the federal government or who otherwise rely upon federal government assistance (including, for example, obligors living in disaster areas).  The servicer may grant payment extensions on an automobile loan contract with respect to which the obligor’s ability to make on-time payments was adversely affected by a major disaster (as declared by the President of the United States).  These conditions increased loss frequency, decreased consumer demand for automobiles and weakened collateral values on certain types of automobiles during the most recent economic slowdown or recession and may have similar effects in any future periods of economic slowdown or recession.
Because Exeter focuses predominately on sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are higher than those experienced in the general automobile finance industry and may be impacted to a greater extent during an economic downturn.  Sub-prime obligors generally have lower collection rates and higher loan loss rates than prime obligors. Sub-prime obligors have historically been, and may in the future become, more likely to be affected, or more severely affected, by adverse macroeconomic conditions, particularly unemployment. If obligors on the automobile loan contracts default, Exeter will bear this risk, to the extent of any deficiency between the value of the collateral and the balance owed on the automobile loan contract, including accrued and unpaid interest, or the full amount in certain cases where the collateral does not get repossessed. Accordingly, consumer defaults could adversely affect Exeter’s results from operations and could materially and adversely affect payments on the notes. See “Delinquency and Loan Loss Information,” “Delinquency Experience” and “Loan Loss Experience” in this prospectus for delinquency, default, loan loss and repossession information regarding the automobile loans originated indirectly by Exeter through dealers and serviced by Exeter.
In addition to an economic slowdown or recession, the asset-backed securities market, along with credit markets in general, may experience disruptions.  Such disruptions could result in a reduction in the general availability of credit which may slow the expected rate of prepayment of automobile loan contracts.  If losses on the automobile loan contracts held by the holding trust increase, recovery rates on repossessed automobile loan contracts decrease or the expected rate of prepayment decreases, then the yields on the notes will be relatively more sensitive to losses on the automobile loan contracts.  If the actual rate and amount of losses exceed your expectations, the yield to maturity on your notes may be lower than anticipated, and you may suffer a loss on your investment.
No prediction or assurance can be made as to the effect of economic developments on the rate of delinquencies, prepayments and/or losses on the automobile loan contracts or the market value of your notes.

Geographic concentrations of automobile loan contracts may increase concentration risks.
The concentration of the automobile loan contracts in specific geographic areas may increase the risk of loss. Adverse economic conditions or other factors affecting any state or region could increase the delinquency or loan loss experience of the automobile loan contracts originated in that state or region.  As a result, you may experience payment delays and losses on your notes. However, an improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the automobile loan contracts. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the automobile loan contracts.
As of the cutoff date, the four states with the highest concentration levels of automobile loan contract originations, based on the automobile loan contracts' principal balance as of such date, were in the states of [__] ([_]%), [__] ([_]%), [__] ([_]%) and [__] ([_]%).  No other state accounts for more than 5.00% of the aggregate principal balance of the automobile loan contracts as of the cutoff date.
The effect of economic factors, as described under “—During periods of economic downturn, losses may increase and loans used to finance vehicles may incur greater losses” and the effect of natural disasters, such as hurricanes, tornadoes, fires, drought, earthquakes, floods and other extreme weather conditions, on the performance of the automobile loan contracts is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the notes and the collections on the automobile loan contracts than if the concentration did not exist.

The eligibility representations and warranties that Exeter and the depositor will make about the automobile loan contracts, and Exeter and the depositor's obligations to repurchase automobile loan contracts with respect to which there is a breach of any such representation and warranty, are limited.

Exeter will make eligibility representations and warranties to the depositor about the automobile loan contracts and the depositor will make the same eligibility representations and warranties to the issuing entity about the automobile loan contracts.  If there is a breach of any such eligibility representations or warranties regarding the automobile loan contracts made by Exeter to the depositor or by the depositor to the issuing entity, respectively, if the related breach is not cured and if the related breach materially and adversely affects the interest of the noteholders in such automobile loan contract, Exeter or the depositor, respectively, will be obligated to repurchase the affected automobile loan contract.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in an automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.
Certain of the eligibility representations and warranties that Exeter and the depositor will make about each automobile loan contract are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party, such as the related dealer.  Therefore, certain of these eligibility representations and warranties are included principally to allocate risk among the parties to the related agreements rather than to state matters of fact regarding the automobile loan contracts that Exeter or the depositor, as applicable, is able to independently verify.
While the eligibility representations and warranties that are made by Exeter and the depositor cover a number of potential defects with respect to each automobile loan contract, they do not cover every potential defect which may result in a realized loss on the automobile loan contracts.  Furthermore, while the depositor and Exeter are obligated to repurchase any automobile loan contract if there is a breach of any of their respective eligibility representations and warranties (and if such breach is not cured and materially and adversely affects the interest of the noteholders in such automobile loan contract), there can be no assurance given that Exeter or the depositor, respectively, will financially be in a position to fund its repurchase obligation.
Inadequate insurance on automobiles may cause losses on your investment.
Each automobile loan contract requires the obligor to maintain insurance covering physical loss and damage to the vehicle.  Since the obligors select their own insurers to provide the required coverage, the specific terms and conditions of their policies vary.  If an obligor ceases to maintain such insurance, it is the sponsor’s policy not to force-place such insurance.  In the event insurance coverage ceases to be maintained by obligors then insurance recoveries may be limited in the event of losses or casualties to automobiles included in the holding trust property, and you could suffer a loss on your investment.

[This prospectus provides information regarding the characteristics of the automobile loan contracts as of the statistical calculation date that will be sold to the issuing entity on the closing date, which may differ from the characteristics of the automobile loan contracts as of the [initial] cutoff date that will be sold to the issuing entity on the closing date

The automobile loan contracts sold to the issuing entity on the closing date may have characteristics as of the [initial] cutoff date that differ somewhat from the characteristics of the automobile loan contracts as of the statistical calculation date described in this prospectus. However, the characteristics of the automobile loan contracts as of the [initial] cutoff date are not expected to differ materially from the characteristics of the automobile loan contracts as of the statistical calculation date, and each automobile loan contract must satisfy the eligibility criteria described in “The Automobile Loan Contracts—Eligibility Criteria for [Initial] Automobile Loan Contracts.” If you purchase a note, you must not assume that the characteristics of the automobile loan contracts sold to the issuing entity on the closing date as of the [initial] cutoff date will be identical to the characteristics of the automobile loan contracts as of the statistical calculation date.]

[The subsequent automobile loan contracts that the issuing entity acquires during the [pre-funding period]/[revolving period] may have characteristics that differ from the initial automobile loan contracts that are described in this prospectus.

[The issuing entity will acquire subsequent automobile loan contracts during the [pre-funding period]/[revolving period] that may have characteristics that differ somewhat from the characteristics of the automobile loan contracts described in this prospectus. However, the subsequent automobile loan contracts will also have been originated by the sponsor through dealers and then assigned to the sponsor or will have been originated directly with consumers by the sponsor and must meet the eligibility requirements described in “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.”  If you purchase a note, you must not assume that the characteristics of the subsequent automobile loan contracts that are sold to the issuing entity will be identical to the characteristics of the initial automobile loan contracts in the [statistical] pool that are disclosed in this prospectus.].]

[The inability to acquire subsequent automobile loan contracts may result in possible prepayments on the notes.
[Funds in the prefunding account][Principal collections received on the automobile loan contracts during the revolving period] will be used by the issuing entity to purchase additional automobile loan contracts from the depositor after the date the notes are issued.  The number of automobile loan contracts that the depositor has to sell depends on its ability to acquire additional automobile loan contracts which, in turn, is affected by, among other things, the number of financed vehicles sold.  The number of financed vehicles sold is affected by a variety of factors, including interest rates, unemployment levels, the rate of inflation and consumer perception of economic conditions generally.  To the extent all of those funds are not used by the end of the [prefunding period][revolving period] to purchase new automobile loan contracts, those funds will be applied as a mandatory prepayment on the notes.  In that event, you would receive payments on your notes earlier than expected and you may not be able to reinvest those amounts at a rate of return that is at least equal to the rate of return on your notes. For additional information, see “Yield and Prepayment Considerations” in this prospectus.]

RISKS PRIMARILY RELATED TO LEGAL AND REGULATORY MATTERS
Financial regulatory reform could have a significant impact on the servicer, the sponsor, the depositor, the holding trust or the issuing entity.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173), or the Dodd-Frank Act, was signed into law on July 21, 2010.  Many of its provisions had delayed implementation dates or required implementing regulations to be issued.  Some of these regulations still have not been issued.  In addition, there have been various proposals regarding repealing or modifying various provisions of the Dodd-Frank Act.  The Dodd‑Frank Act is extensive and significant legislation that, among other things:
•         creates a liquidation framework under which the Federal Deposit Insurance Corporation, or FDIC, may be appointed as receiver following a “systemic risk determination” by the Secretary of Treasury (in consultation with the President) for the resolution of certain nonbank financial companies and other entities, defined as “covered financial companies,” and commonly referred to as “systemically important entities,” in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the resolution of certain of their subsidiaries;
•         creates a framework for the regulation of over-the-counter derivatives activities;
•         strengthens the regulatory oversight of securities and capital markets activities by the SEC;
•         creates the Consumer Financial Protection Bureau, or Bureau, an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services; and
•         increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.
The various requirements of the Dodd-Frank Act, including the implementing regulations which have yet to be released, may substantially impact the origination, servicing and securitization program of the sponsor and its subsidiaries.
With respect to the liquidation framework for systemically important entities, no assurances can be given that such framework would not apply to the sponsor or its subsidiaries, including the issuing entity and the depositor, although the expectation embedded in the Dodd-Frank Act is that the framework will be invoked only very rarely.  Guidance from the FDIC indicates that such new framework will largely be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime which would otherwise apply to the sponsor, the depositor, the holding trust and the issuing entity.  Any attempt by the FDIC to recharacterize the transfer of the automobile loan contracts as a security interest to secure debt that the FDIC then repudiates would cause delays in payments or losses on the notes.  In addition, if the issuing entity were to become subject to the orderly liquidation framework, the FDIC could repudiate the debt of the issuing entity and the noteholders would have a secured claim in the receivership of the issuing entity.  Also, if the issuing entity were subject to the orderly liquidation framework, noteholders would not be permitted to accelerate the debt, exercise remedies against the collateral or replace the servicer without the FDIC’s consent for 90 days after the receiver is appointed. As a result of any of these events, delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.
In October 2014, various federal regulators adopted rules under the Dodd-Frank Act regarding credit risk retention that, among other things, require securitizers of asset-backed securities (or their majority-owned affiliates) to retain, on an unhedged basis, at least 5% of the credit risk of the assets underlying the securities, subject to certain exemptions and exceptions.  Under the Dodd-Frank Act, the final rules became effective for securitizers and originators of asset-backed securities backed by automobile loans, including the sponsor, on December 24, 2016.  No assurance can be given as to the impact that these risk retention regulations may have on the market value of the notes or the operating results of the sponsor or its affiliates.  See “U.S. Credit Risk Retention” in this prospectus for more information regarding the manner in which the risk retention regulations are expected to be satisfied.
Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the applicable federal regulatory agencies, not all of which has yet occurred.  Therefore, the full impact of financial regulatory reform on the financial markets and its participants and on the asset-backed securities market in particular will not be known for some time.  We cannot assure you that the Dodd-Frank Act and its implementing regulations, or the imposition of additional regulations, will not have a significant adverse impact on the value of the notes, on the servicing of the assets or on the sponsor, the depositor, the holding trust, the issuing entity, the indenture trustee, the owner trustee, the asset representations reviewer or the servicer.  Under some interpretations of these new provisions, the potential may exist for the performance of the notes to be negatively impacted.  [Such rulemaking could include guidance from a relevant regulatory agency with respect to financing arrangements pursuant to the credit risk retention regulations discussed under “U.S. Credit Risk Retention.” Although the risk retention regulations permit eligible retention holders to enter into certain arrangements for financing retained interests, there is no regulatory guidance as to whether specific terms and conditions of such arrangements may or may not comply with such regulations.]
The Bureau and the Federal Trade Commission, or FTC, have, from time to time, investigated the products, services and operations of credit providers, including banks and other finance companies engaged in auto finance activities, such as Exeter.  The Bureau has indicated an intention to review the actions of indirect auto finance companies such as Exeter with regard to pricing activities and issued a bulletin to such lenders on how to limit fair lending risk under the Equal Credit Opportunity Act.  Additionally, the Bureau has also recently begun reviews concerning certain other automobile lending practices, including the sale of extended warranties, credit insurance and other add-on products.  Both the FTC and the Bureau have announced various enforcement actions against lenders beginning in 2012 involving significant penalties, cease and desist orders, and similar remedies that, if applicable to auto finance providers and to products, services and operations of the nature offered by Exeter, may require it to cease or alter certain business practices, which could have a material effect on its financial condition and results of operations.
Furthermore, on June 10, 2015, the Bureau issued a rule that expands its supervisory and examination authority to now include the largest nonbank auto lenders such as Exeter.  This supervisory power over nonbank lenders such as Exeter will allow the agency to conduct comprehensive and rigorous on-site examinations that could result in enforcement actions, fines, regulatory mandated process, procedure or product-related changes or consumer refunds if violations of law are found.
In general, compliance with applicable law and regulations may be costly because new processes, forms, controls and additional infrastructure may be required to comply with new requirements.  Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships, and which, in turn, could materially and adversely affect payments on the notes.  No assurance can be given that the ultimate outcome of the investigations or any resulting proceedings would not materially and adversely affect Exeter or any of its subsidiaries and affiliates, including the servicer, or the interests of the noteholders or the servicer's ability to perform its duties under the transaction documents.  Additionally, any such outcome could adversely affect the ratings, marketability or liquidity of your notes.

Failure to comply with consumer protection laws may adversely affect the ability to collect amounts due on the automobile loan contracts.
Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the automobile loan contracts. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws.  Although the liability of the issuing entity or the holding trust to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of an automobile loan contract, such as the issuing entity or the holding trust, liable to the obligor for any violation by the lender. Under certain circumstances, the liability of the issuing entity or the holding trust to the obligor for violations of applicable federal and state consumer protection laws may be limited by the applicable law. In some cases, this liability could affect an assignee's ability to enforce its rights related to secured loans such as the automobile loan contracts.

The depositor or the sponsor may be obligated to repurchase from the holding trust any automobile loan contract that failed to comply in all material respects with federal and state consumer protection laws at the time such automobile loan contract was originated or made. To the extent that the depositor or the sponsor fail to make such a repurchase, or to the extent that a court holds the issuing entity or the holding trust liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity or the holding trust, as applicable.  As a result, you may suffer loss of your investment in the notes.  For a discussion of federal and state consumer protection laws which may affect the automobile loan contracts, see “Material Legal Aspects of the Automobile

Loan Contract—Consumer Protection Laws” in this prospectus.
The application of the Military Lending Act to the automobile loan contracts could impose additional compliance costs on or create operational constraints for the sponsor and could adversely impact the collection and enforcement of the automobile loan contracts.

Final regulations implementing the Military Lending Act (the “MLA”) became effective on October 1, 2015, with compliance mandatory for creditors with respect to a consumer credit transaction or account for consumer credit consummated or established on or after October 3, 2016. The final regulations expanded specific protections provided to active-duty members of the military and certain family members (collectively, “covered borrowers”) and addresses a wider range of credit products than the previous MLA regulation. These protections include, but are not limited to: a limit on the Military Annual Percentage Rate of 36%, delivery of certain required disclosures before origination and a prohibition on arbitration agreements. The MLA provides creditors with two possible safe harbors for determining whether an applicant is a covered borrower. If consumer credit transactions with covered borrowers did not comply with certain requirements of the MLA provisions, the automobile loan contracts from those transactions could be void and/or the creditor could be subject to civil liability, including damages, attorneys’ fees and court costs.

There is an exception from the final regulation for any credit transaction that is expressly intended to finance the purchase of a motor vehicle when the credit is secured by the property being purchased. On December 14, 2017, the Department of Defense (the “DoD”) issued interpretative guidance (the “Guidance”) regarding its final regulations implementing the MLA. The Guidance provides that a credit transaction that also finances a credit-related product or service rather than a product or service expressly related to the motor vehicle is not eligible for the exception noted above. For example, the Guidance provides that a credit transaction that includes financing for guaranteed auto protection or credit insurance premiums would not qualify for the exception. However, a credit transaction that includes financing for an extended warranty for the purchased vehicle (which secures the financing) would still qualify for the exception. According to the DoD, the Guidance does not change the regulation implementing the MLA, but merely states the DoD’s preexisting interpretation of an existing regulation. Therefore, according to the DoD, the Guidance was effective immediately upon publication in the Federal Register on December 14, 2017.

The DoD has recently submitted revisions to the Guidance for publication in the Federal Register; however, the content and effective date of these revisions is unknown at this time. Accordingly, to the extent that the Guidance was immediately effective and remains effective and credit transactions that also finance a credit-related product or service rather than a product or service expressly related to the motor vehicle are not eligible for the exemption even if originated prior to December 14, 2017, certain automobile loan contracts could be covered by the MLA. To the extent that the MLA applies to the automobile loan contracts and such automobile loan contracts do not comply with the applicable requirements, this could result in an obligation of the depositor and the sponsor to repurchase such automobile loan contracts, thereby shortening the weighted average life of your notes, or may materially affect collections on such automobile loan contracts and, in either event, you may experience delays in payments or losses on your notes.

Limitations on interest payments and repossessions may cause losses	Generally, under the terms of the Servicemembers Civil Relief Act and similar state legislation, a lender may not charge an obligor who enters on your investment.
military service after the origination of the automobile loan contract interest, including fees and charges, above an annual rate of 6% during the period of the obligor's active duty status, unless a court orders otherwise upon application of the lender.  It is possible that this action could affect the servicer's ability to collect full amounts of interest on some of the automobile loan contracts.  In addition, this legislation imposes limitations that would impair the servicer's ability to repossess an affected automobile loan contract during the obligor's period of active duty status.  Thus, in the event that these automobile loan contracts go into default, there may be delays in receiving payments and losses on your investment in the notes.

The regulatory environment in which the consumer finance industry operates could have a material adverse effect on the sponsor's business and operating results.
Since September 2014, Exeter and/or its affiliates have received civil subpoenas and civil investigative demands from various federal and state agencies, including from the U.S. Department of Justice under the Financial Institutions Reform, Recovery and Enforcement Act, the SEC and several state attorneys general, requesting documents and communications and other information that, among other things, relate to Exeter's origination, underwriting and securitization of auto loans.  In the future, Exeter may be served with additional subpoenas or requests relating to similar or related topics.  Exeter investigates any such matters internally and attempts to cooperate with all such requests.  Such investigations could in the future result in the imposition of damages, fines or civil or criminal claims and/or penalties.
Additionally, because Exeter’s portfolio predominantly consists of sub-prime automobile loan contracts, which are associated with higher than average delinquency rates and charge-offs than prime automobile loan contracts, Exeter has significant involvement with credit bureau reporting and the collection and recovery of delinquent and charged-off debt, primarily through customer communications, the periodic sale of charged-off debt and vehicle repossession. Exeter is subject to enhanced legal and regulatory scrutiny regarding credit bureau reporting and debt collection practices from regulators, courts and legislators. Any future changes to Exeter’s business practices in these areas, including its debt collection practices, whether mandated by regulators, courts, legislators or otherwise, or any legal liabilities resulting from Exeter’s business practices, including its debt collection practices, could materially and adversely affect Exeter’s business, financial condition and results of operations, and which, in turn, could materially and adversely affect payments on the notes.

Transaction parties may become subject to litigation or governmental proceedings, resulting in significant fines, penalties, judgments, requirements and other expense increases.
Since the financial crisis, there has been an increase in litigation against, and governmental proceedings involving, sponsors, depositors and servicers of asset-backed securities.  Additionally, as an automobile financing company, Exeter currently is, and in the future may be, subject to various consumer claims and litigation seeking damages and statutory penalties and other relief, including individual and class action lawsuits under consumer credit, consumer protection, including under the Telephone Consumer Protection Act of 1991 (“TCPA”), theft, privacy, data security, automated dialing equipment, debt collections and other laws. As the assignee of retail installment contracts originated by automobile dealers, Exeter also may be named as a co-defendant in lawsuits filed by consumers principally against automobile dealers. Calls and/or text messages originated to Exeter’s consumers may subject Exeter to potential specific risks. For example, the TCPA restricts telemarketing and the use of technologies that enable automatic calling and/or SMS text messages to a consumer’s mobile phone without proper consent. Many of these cases present novel issues on which there is no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending these cases. The outcome of future matters could materially adversely affect Exeter’s business, results of operations and financial condition, which in turn, could materially and adversely affect payments on the notes.
Furthermore, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and such costs and expenses could be payable by, or subject to reimbursement by, the issuing entity. Unfavorable outcomes in any such current or future proceedings could materially and adversely affect Exeter’s business, results of operations and financial condition, and may affect the ability of Exeter to perform its obligations to repurchase assets from the holding trust with respect to which there has been a breach of eligibility representations and warranties and satisfaction of the conditions to repurchase.  This could result in a delay in or reduction of payments on the notes. The damages and penalties claimed by consumers and governmental regulators in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages. In addition, if the servicer is subject to litigation or a governmental proceeding, this may affect the ability of the servicer to perform its servicing obligations, even if such litigation or a governmental proceeding is not related to the automobile loan contracts owned by the holding trust.
While Exeter intends to vigorously defend itself against such proceedings, there is a chance that Exeter’s results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes. Additionally, negative publicity associated with litigation, governmental investigations, regulatory actions, and other public statements could damage Exeter’s reputation.  We cannot assure you as to the effect any such proceeding or litigation, if any, may have on payments in respect of the assets or yield on the notes.

RISKS PRIMARILY RELATED TO BANKRUPTCY AND INSOLVENCY OF TRANSACTION PARTIES AND PERFECTION OF SECURITY INTERESTS
Interests of other persons in the automobile loan contracts or the related financed vehicles could reduce funds available to pay the notes.
Exeter, in its capacity as custodian, and not the indenture trustee, will hold the automobile loan contracts that are “tangible chattel paper” and any certificates of title (or electronic evidence of certificates of title) in its possession on behalf of the indenture trustee.  Exeter, in its capacity as custodian, and not the indenture trustee, will maintain or caused to be maintained “control” (within the meaning of the UCC) over the automobile loan contracts that are “electronic chattel paper” through a third-party vendor.

If another person acquires an interest in an automobile loan contract or a related financed vehicle that is superior to the indenture trustee's interest, the collections on that automobile loan contract or the proceeds from the sale of that financed vehicle may not be available which could reduce or delay the funds available to make payments on your notes.  If the indenture trustee, as secured party, does not have a perfected security interest in an automobile loan contract or a financed vehicle, its ability to repossess and sell the financed vehicle securing a defaulted automobile loan contract may be adversely affected.  Another person could acquire an interest in an automobile loan contract or a financed vehicle that is superior to the indenture trustee's interest if:

•          the indenture trustee does not have a perfected security interest in the automobile loan contract or the financed vehicle because the sponsor's security interest in the automobile loan contract or in the financed vehicle was not properly perfected,
•          the indenture trustee does not have a perfected security interest in the financed vehicle in some states because the servicer will not amend the certificate of title to identify the holding trust as the new secured party, or
•         the indenture trustee's security interest in the automobile loan contract or the financed vehicle is impaired because holders of some types of liens, such as tax liens or mechanic's liens, may have priority over the indenture trustee's security interest or a financed vehicle is confiscated by a government agency.
With respect to the “control” of electronic contracts, we note that the system maintained by the third-party vendor is designed to enable Exeter, as custodian, to perfect its interest in the automobile loan contracts evidenced by electronic contracts by satisfying the requirements for “control” of “electronic chattel paper” under the UCC.  There can be no assurances, however, that the third-party vendor's technology system will perform as represented to the sponsor in maintaining the systems and controls required to provide assurance that Exeter, as custodian, maintains control over an electronic contract.  If that system fails to perform as represented, then there may be delays in obtaining copies of the electronic contracts or confirming ownership and control of the electronic contracts.  Furthermore, if Exeter, as custodian, loses control over the automobile loan contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than Exeter, as custodian, may be able to modify or duplicate the authoritative copy of the contract.  We also note that there has been limited legal interpretation of the UCC provisions governing perfection of a security interest in electronic contracts by control, so there can be no assurance that, even if the system performs as represented, a court would find that the system does not establish control.  See “Material Legal Aspects of the Automobile Loan Contracts―Security Interests in the Financed Vehicles” in this prospectus for more information about the security interests in the automobile loan contracts and financed vehicles.

Certain bankruptcy and insolvency matters may delay or reduce payments on the automobile loan contracts or the notes.
In general, the transaction documents and other agreements relating to the automobile loan contracts were structured in order to limit the likelihood of adverse determinations in bankruptcy, conservatorship, receivership or insolvency proceedings instituted against prior owners in the chain of title to the automobile loan contracts, the sponsor, the servicer and relevant parent entities, including structuring transfers as “true sales” and structuring the issuing entity and the holding trust as special purpose bankruptcy-remote entities. However, it is possible in any such proceeding that claimants may argue, and that a court may determine, that one or more transfers of the automobile loan contracts were not “true sales,” or that the separateness of the issuing entity or another relevant entity should be disregarded and substantively consolidated with one or more parent entities.  In such a case, the automobile loan contracts may be treated as part of the bankruptcy estate or conservatorship or receivership estate of the prior owner or parent entity that is the subject of the applicable proceeding, whether conducted under title 11 of the United States Code, or the Bankruptcy Code, or under the Federal Deposit Insurance Act.  If the automobile loan contracts are treated as part of a bankruptcy or conservatorship or receivership estate, there could be delays or reductions in payments on the automobile loan contracts.
In addition, numerous statutory provisions, including federal bankruptcy laws and related State laws, may interfere with or affect the ability of a creditor to enforce an automobile loan contract.  A bankruptcy court may also reduce the monthly payments due under the related automobile loan contracts or change the rate of interest and time of repayment of the indebtedness.  Any of the foregoing could result in delays and/or reductions in payments on the notes.

Bankruptcy or insolvency of servicer or the backup servicer could result in losses on the notes.
If the servicer were to go into bankruptcy or become the subject of a similar insolvency proceeding, the servicer (whether Exeter or a successor servicer) may stop performing its functions as servicer.  Certain provisions of the Bankruptcy Code could prevent the backup servicer or another successor servicer from assuming the servicing role notwithstanding any provision in the sale and servicing agreement or the indenture to the contrary.  As a result, investors should not assume that the backup servicer or another successor servicer will automatically or promptly be able to take over servicing from the servicer in the event of a bankruptcy of the servicer.

Additionally, except with respect to the backup servicer’s replacement of the servicer, it may be difficult to find a third party to act as successor servicer.  Alternatively, the servicer may take the position that unless the amount of its compensation is increased or the terms of its obligations are otherwise altered, it will stop performing its functions as servicer.  If the backup servicer is unable to fulfill its obligations to take over servicing and, if it would be difficult to find a third party to act as successor servicer, the issuing entity, as the holding trust certificateholder, as a practical matter, may have no choice but to agree to the demands of the servicer.  The servicer may also have the power, in connection with a bankruptcy or insolvency proceeding and with the approval of the court or the bankruptcy trustee or similar official, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of the issuing entity, as the holding trust certificateholder, despite the provisions of the applicable documents.

If the servicer or the backup servicer is a debtor in bankruptcy or the subject of a similar insolvency proceeding, then the parties may be prohibited (unless authorization is obtained from the court or the bankruptcy trustee or similar official) from taking any action to enforce any obligations of the servicer or the backup servicer under the sale and servicing agreement or under any related documents, or to collect any amount owing by the servicer or the backup servicer under such documents, or to terminate and replace the servicer or the backup servicer despite the terms of the any such documents.
Additionally, if the servicer or the sponsor were to become a debtor in bankruptcy or the subject of an insolvency or similar proceeding, payments previously made by such person during the preference period could potentially be avoided and required to be returned as a preferential payment under applicable bankruptcy, insolvency, receivership or similar law.  To the extent any collections have been received on the automobile loan contracts but not yet been remitted to the collection account, including amounts held in a lockbox account or any account of the servicer, there can be no assurance that such collections will be remitted to the collection account in the event of the bankruptcy or insolvency of the servicer.  Other creditors of the servicer may be deemed to have, or actually have, rights to such amounts that are equal to or greater than the rights of the holding trust or issuing entity as holding trust certificateholder.  In addition, because a bankruptcy or similar proceeding may take months or years to complete, even any recovery that is determined to be owed by the servicer or the sponsor as the debtor in the bankruptcy or similar proceeding (and no such recovery can be assured) may effectively experience a reduction in value by the time such recovery is available.
More generally, obligors may delay or suspend making payments to the servicer because of the uncertainties occasioned by the servicer becoming subject to a bankruptcy or similar proceeding, even if the obligors have no legal right to do so, and such delay would reduce, at least for a time, the funds that might otherwise be available to pay the notes.
It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on the automobile loan contracts will increase the potential bankruptcy risk to the servicer if its servicing compensation is less than the cost of servicing.
The occurrence of any of these events could result in delays or reductions in distributions on, or other losses with respect to, the notes.  There may also be other possible effects of a bankruptcy, insolvency proceeding or similar proceeding of the servicer, the sponsor or the backup servicer that could result in delays or reductions in distributions on, or other losses with respect to, the notes.  Regardless of any specific adverse determinations in a bankruptcy or similar insolvency proceeding of the servicer, the sponsor or the backup servicer, the fact that such a proceeding has been commenced could have an adverse effect on the value of the automobile loan contracts and the liquidity and value of the notes.

Because collections are temporarily commingled, payments on the notes could be delayed or reduced in a servicer bankruptcy.
Collections on the automobile loan contracts are generally expected to be remitted directly into a collection account, which will initially be held at the indenture trustee, in its name, for the benefit of the indenture trustee on behalf of the noteholders, prior to the deposit of such collections in the note distribution account.  See “Description of the Transaction Documents—Accounts” in this prospectus.
However, some payments on the automobile loan contracts may be mailed to the servicer, or may be remitted by an obligor to the servicer in a method that results in commingling of such payments.  Collections received directly by servicer shall be remitted to the lockbox bank as soon as practicable, but not more than two (2) business days (after identification). Any such payments would have to be identified and processed by the servicer before being remitted to the lockbox bank and during that time the payments may be commingled with other funds.  There is no guaranty that the control arrangements in favor of the indenture trustee with respect to the collection account will remain in effect.  If the indenture trustee ceases to have control of the collection account, the indenture trustee’s security interest in the collection account will no longer be perfected, and such security interest in collections would continue to be perfected only so long as such collections remained identifiable proceeds of the automobile loan contracts.
In the event that the servicer and there are competing claims on the commingled funds by creditors of any holder or owner of any such commingled funds, payments on the notes could be delayed or reduced.

Insolvency of the entity that is holding the automobile loan contracts may cause your payments to be reduced or delayed.
Exeter, in its capacity as custodian, will hold tangible contracts and maintain control over electronic contracts, in either case either directly or indirectly. Any insolvency by Exeter, the servicer, or any other party while in possession of the tangible contracts or while maintaining control over the electronic contracts may result in competing claims to ownership or security interests in the automobile loan contracts which could result in delays in payments on the notes, losses to noteholders or the repayment of the notes.

RISKS PRIMARILY RELATED TO SERVICING
Paying the servicer a fee based on a percentage of the automobile loan contracts may result in the inability to obtain a successor servicer.
Because the servicer is paid its base servicing fee based on a percentage of the aggregate outstanding amount of the automobile loan contracts, the fee the servicer receives each month will be reduced as the size of the pool decreases over time.  In the event Exeter is terminated as servicer, the backup servicer will be obligated to become the successor servicer.   If the need ever arises to obtain a successor servicer other than the backup servicer who is obligated to take over the servicing duties for the same servicing fee that Exeter is paid, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to service the remaining automobile loan contracts in the pool.  In this event, a higher servicing fee may need to be negotiated, resulting in less available funds that may be distributed to noteholders and certificateholders on a related distribution date.

The servicer’s discretion over the servicing of the automobile loan contracts may impact the amount and timing of funds available to make payments on the notes.
The servicer is obligated to service the automobile loan contracts in accordance with its customary practices. The servicer has discretion in servicing the automobile loan contracts including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. In addition, the servicer may from time to time offer obligors a temporary reduction in payment and/or an opportunity to defer payments. Any of these deferrals or extensions may extend the maturity of the automobile loan contracts and increase the weighted average life of each class of notes. However, such deferrals and extensions shall not extend the term of the automobile loan contract beyond the last day of the collection period immediately prior to the final scheduled distribution date for the Class E Notes. Additionally, the aggregate period for all payment extensions on an automobile loan contract shall not exceed eight months; provided that any extension on an automobile loan contract with respect to which the related obligor’s ability to make on-time payments was adversely affected by a major disaster (as declared by the President of the United States), shall not be included in the calculation of the aggregate period of all payment extensions.  See “Exeter’s Automobile Financing Program—Loan Servicing” in this prospectus for more information regarding the servicer’s discretion over the servicing of the automobile loan contracts.
In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the automobile loan contracts. Although the servicer’s customary practices at any time will apply to all automobile loan contracts serviced by the servicer, without regard to whether an automobile loan contract has been transferred to the holding trust, the servicer is not obligated to maximize collections from automobile loan contracts. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the automobile loan contracts, which may impact the amount and timing of funds available to make payments on the notes.

Adverse events with respect to the servicer or certain of its vendors may increase the risk of loss on your investment.
Adverse events with respect to the servicer or certain of its vendors could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. For example, in the event of a termination and replacement of the servicer or certain of its vendors, there may be some disruption of the collection activity with respect to the automobile loan contracts owned by the holding trust, leading to increased delinquencies, defaults and losses on the automobile loan contracts, which may cause you to experience delays in payments or losses on your notes.
The success of your investment depends upon the ability of the servicer and certain of its vendors to store, retrieve, process and manage substantial amounts of information.  If the servicer or certain of its vendors experience any interruptions or losses in its information processing capabilities, including due to attacks by hackers, computer viruses or breaches due to errors or malfeasance by employees, contractors or others who have access to its system and networks, its business, financial conditions, results of operations and, ultimately, your notes may suffer.

RISKS PRIMARILY RELATED TO EXETER’S BUSINESS
Exeter depends on the accuracy and completeness of information about obligors and their financed vehicles, and any misrepresented information could adversely affect Exeter’s business, results of operations and financial condition.

In deciding whether to approve the acquisition or creation of automobile loan contracts or to enter into other transactions with obligors, Exeter may rely on information furnished to it by or on behalf of obligors and dealers, including financial and vehicle information. Exeter also may rely on representations by and on behalf of obligors and dealers as to the accuracy and completeness of that information. If any of this information is intentionally, negligently or erroneously misrepresented and such misrepresentation is not detected prior to funding, the value of the automobile loan contract may be significantly lower than expected. Exeter has experienced in the past, and may experience in the future, frauds in application in which obligors or dealers fraudulently provide social security numbers and related credit bureau scores of other individuals, fictitious information with higher scores or information inflating the value of the financed vehicle. Exeter’s controls and processes may not have detected or may not detect all misrepresented information from the automobile loan contract applications. Any such misrepresented information could adversely affect Exeter’s business, results of operations and financial condition and which, in turn, could materially and adversely affect payments on the notes.

Unlike certain competitors that are banks, Exeter is subject to the licensing and operational requirements of states and other
Because Exeter is not a nationally-chartered depository institution, Exeter does not benefit from exemptions to state loan servicing or debt collection licensing and regulatory requirements. To the extent that they exist, Exeter must comply with state licensing and various operational compliance jurisdictions, and Exeter’s business would be adversely affected if it lost its licenses.
requirements in all states in which Exeter operates. These include, among others, requirements regarding form and content of contracts, other documentation, collection practices and disclosures, and record keeping. Exeter’s business is sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees.
In addition, Exeter is subject to periodic examinations by state and other regulators. The states that currently do not provide extensive regulation of Exeter’s business may later choose to do so. The failure to comply with licensing or permit requirements and other local regulatory requirements could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible review or revocation of licenses, and damage to Exeter’s reputation, brand and valued customer relationships, which in turn, could materially and adversely affect payments on the notes.

Exeter’s business could be negatively impacted by security threats, including cyber-security threats and other disruptions.
Exeter’s technology platforms, underlying infrastructure and infrastructure of integrated third party services are important to its operating activities, and any security incidents or outages could disrupt Exeter’s ability to process automobile loan contract applications, originate automobile loan contracts or service the automobile loan contracts, which could materially and adversely affect its operating activities. Security incidents or outages may be caused by unforeseen catastrophic events, including natural disasters, terrorist or hacking attacks, large-scale power outages, software or hardware defects, computer viruses, cyber-attacks, external or internal security breaches, acts of vandalism, misplaced or lost data, programming or human errors, or other similar events. Although Exeter maintains, and regularly assess the adequacy of, a business continuity, disaster recovery and incident response plan, to effectively manage the effects of unforeseen events, Exeter cannot be certain that its plans will function as intended, or otherwise resolve or compensate for such effects.
Exeter holds in its systems confidential financial and other personal data with respect to our customers and may, subject to applicable law, share that information with our third party service providers. Such information may be of value to identity thieves and others if revealed. Although Exeter endeavors to protect the security of its computer systems and the confidentiality of the information it holds, there can be no assurance that Exeter’s security measures will provide adequate security.
It is possible that Exeter may not be able to anticipate, detect or recognize threats to its systems or to those of third parties handling data on Exeter’s behalf, or to implement effective preventive measures against all security incidents, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including third parties outside of the organization such as persons who are associated with external service providers or who are or may be involved in organized crime or linked to terrorist organizations. Such persons may also attempt to fraudulently induce employees or other users of our systems to disclose sensitive information in order to gain access to Exeter’s data or that of its customers. These risks may increase in the future as Exeter continues to increase its mobile-payment and other internet-based product offerings and expand its use of web-based products and applications.
A successful penetration of the security of Exeter’s systems could cause serious negative consequences, including disruption of Exeter’s operations, misappropriation of confidential information, or damage to Exeter’s computers or systems, and could result in violations of applicable privacy and other laws, financial loss to Exeter or to its customers, customer dissatisfaction, significant litigation exposure and harm to Exeter’s reputation. Further, any of these cyber security and operational risks could result in a loss of customer business, subject us to additional regulatory scrutiny or expose Exeter to lawsuits for identity theft or other damages resulting from the misuse of their personal information and possible financial liability. Regulators may also impose penalties or require remedial action if they identify weaknesses in Exeter’s security systems, and Exeter may be required to incur significant costs to increase its cyber security to address any vulnerabilities that may be discovered or to remediate the harm caused by any security breaches.
Such a failure in business continuity or the occurrence of any such events, or any of the consequences of a successful penetration of the security of Exeter’s systems, if and when experienced, may materially and adversely affect Exeter’s business, financial condition and results of operations, including our ability to support and service the automobile loan contracts owned by the holding trust and which, in turn, could materially and adversely affect payments on the notes.

COMBINATION OR “LAYERING” OF MULTIPLE RISK FACTORS MAY SIGNIFICANTLY INCREASE THE RISK OF LOSS ON THE NOTES.
Although the various risks discussed in this prospectus are generally described separately, prospective investors in the notes should consider the potential effects of the interplay of multiple risk factors.  Where more than one significant risk factor is present, the risk of loss to an investor may be significantly increased.  In considering the potential effects of layered risks, you should carefully review the descriptions of the automobile loan contracts and of the notes.

Use of Proceeds
The issuing entity will use the proceeds from issuing the notes to:
•
pay the depositor the purchase price for the automobile loan contracts (and the depositor will, in turn, pay Exeter and the seller[s] their respective portion of the purchase price for the automobile loan contracts);

•	[deposit the pre-funded amount into the pre-funding account;] and
•	fund the initial deposit to the reserve account.
Exeter or its affiliates will use the net proceeds from the issuance of the notes to pay their debt, including “warehouse” debt secured by the automobile loan contracts prior to their sale to the issuing entity and subsequent transfer to the holding trust.  This “warehouse” debt may be owed to one or more of the underwriters or their affiliates, so a portion of the proceeds that is used to pay “warehouse” debt may be paid to the underwriters or their affiliates.  No expenses incurred in connection with the selection and acquisition of the automobile loan contracts will be paid for from the offering proceeds.
The Sponsor, the Servicer and the Custodian
Exeter Finance LLC, or Exeter, the sponsor and servicer, was incorporated in Texas on April 24, 2006 and was converted to a Delaware limited liability company on April 28, 2017.  Exeter’s executive offices are located at 2101 W. John Carpenter Freeway, Irving, Texas 75063 and its main telephone number is (214) 572-8276.  Exeter Finance Corporation, a Delaware corporation, filed a registration statement with the SEC on January 8, 2019 (as amended by amendment no. 1, filed with the SEC on January 18, 2019 and amendment no. 2, filed with the SEC on February 8, 2019) relating to a contemplated initial public offering of shares in Exeter Finance Corporation (such transaction, the IPO).  In anticipation of the IPO, certain reorganization transactions are contemplated whereby Exeter Finance Corporation would hold all the managing member interests in Exeter. The registration statement filed by Exeter Finance Corporation has not become effective.  Although at the current time Exeter Finance Corporation is not actively pursuing the IPO, there can be no assurance that Exeter Finance Corporation will not do so in the future or, if it does, whether or when such offering will be completed.
Exeter is the originator of [_]% of the automobile loan contracts included in this transaction indirectly through automobile dealers[and/or originated directly by the sponsor].  Exeter purchases automobile loan contracts that are assigned to it by automobile dealers.  [Exeter purchased [_]% of the automobile loan contracts included in this transaction from unaffiliated third party originators.]
Exeter services all automobile loan contracts that it originates indirectly through dealers [and/or originated directly by Exeter] [and/or purchases from unaffiliated third party originators] according to Exeter’s servicing policies as described below.  Exeter has been servicing sub-prime automobile loan contracts since 2007.  As of [_], 20[_], Exeter serviced a portfolio of approximately [_] automobile loan contracts with an aggregate outstanding balance of approximately $[_].  See “Exeter’s Automobile Financing Program” below in this prospectus for more information regarding the sponsor’s business and “Exeter’s Securitization Program” below in this prospectus for information regarding the sponsor’s securitization program.
Exeter will sell and assign the [initial automobile loan contracts and the subsequent] automobile loan contracts to the depositor pursuant to the purchase agreement.  Exeter will make eligibility representations and warranties regarding those automobile loan contracts to the depositor under the purchase agreement.  If it is discovered that Exeter has breached an eligibility representation and warranty under the purchase agreement with respect to an automobile loan contract, Exeter will be obligated to repurchase the affected automobile loan contract from the depositor if the interests of any noteholder therein are materially and adversely affected by such breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.  See “The Automobile Loan Contracts—Eligibility Criteria for Automobile Loan Contracts” and “—Repurchase Obligations” for more information regarding the representations and warranties that the sponsor will make regarding the automobile loan contracts and its repurchase obligations under the purchase agreement.
[Exeter will also make eligibility representations and warranties regarding the automobile loan contracts that the seller[s] will sell to the depositor pursuant to the sale agreement[s].  If it is discovered that Exeter has breached an eligibility representation and warranty under the sale agreement[s] with respect to an automobile loan contract sold by a seller, Exeter will be obligated to repurchase the affected automobile loan contract from the depositor if the interests of any noteholder therein are materially and adversely affected by such breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.]
[Insert recent, material corporate developments regarding the sponsor. Insert information regarding the sponsor’s financial condition to the extent that there is a material risk that the effect on its ability to comply with the repurchase obligations resulting from its financial condition could have a material impact on performance of the automobile loan contracts or the notes.]
The transaction documents for prior pools of automobile loan contracts that were securitized by Exeter also contain covenants requiring the repurchase of an automobile loan contract for the breach of a related eligibility representation and warranty.  During the three-year period ended December 31, 20[_], none of Exeter, the depositor, the indenture trustee or the owner trustee received a demand to repurchase any automobile loan contracts underlying a securitization sponsored by Exeter, and there was no activity with respect to any demand made prior to such period.  Exeter, as securitizer, discloses all fulfilled and unfulfilled repurchase requests for automobile loan contracts that were the subject of a demand to repurchase on SEC Form ABS-15G.  [If applicable, Rule 15Ga-1(a) information to be provided].  Exeter filed its most recent Form ABS-15G with the SEC on [__], 20[_].  Exeter’s CIK number is 0001541713.  A copy of the report may be obtained by any noteholder by request to Exeter.
Under the sale and servicing agreement, Exeter will service the automobile loan contracts and will be compensated for acting as the servicer.  The servicer’s activities consist primarily of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interests in the financed vehicles and arranging for the repossession of the financed vehicles, liquidating collateral and pursuing deficiencies when necessary.  See “Exeter’s Automobile Financing Program—Loan Servicing” below in this prospectus for more information regarding Exeter’s general servicing procedures.  See “Description of the Transaction Documents—Servicing Compensation” below in this prospectus for more information regarding the servicer’s duties under the sale and servicing agreement.
As long as Exeter is the servicer, the certificates of title of the financed vehicles will not be amended or reissued to note the sale of any automobile loan contracts by Exeter to the depositor, the sale of any automobile loan contracts by the seller[s] to the depositor, the sale of the automobile loan contracts by the depositor to the issuing entity, the transfer of such automobile loan contracts by the issuing entity to the holding trust or the grant of a security interest in the automobile loan contracts to the indenture trustee by the holding trust.  No certificates of title of the financed vehicles were amended or reissued to note the previous sale of certain of the automobile loan contracts by Exeter to an affiliate of the seller[s], and no certificates of title of the financed vehicles will be amended or reissued to note the sale of certain of such automobile loan contracts by such affiliate of a seller to such seller.  Because the certificates of title are not amended or reissued, the issuing entity may not have a perfected security interest in the financed vehicles originated in some states.  See “Material Legal Aspects of the Automobile Loan Contracts” in this prospectus.
[Insert disclosure regarding any material regulatory proceedings, investigations or settlements pending against the sponsor or servicer or known to be contemplated.]
See “Description of the Transaction Documents—Servicer Termination Event” and “—Rights Upon Servicer Termination Event” in this prospectus for more information regarding the circumstances under which the servicer may be removed following the occurrence of certain events and the transfer of servicing duties to the [backup servicer or other] successor servicer.

[Information on the servicer’s financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance of the securities for assets of the same type will be disclosed here.]
Under the custodian agreement, Exeter will act as custodian of the automobile loan contracts and the related automobile loan contract files on behalf of the indenture trustee.  With respect to any automobile loan contracts that are “tangible chattel paper”, Exeter will hold such automobile loan contracts in a secure, fire resistant facility.  With respect to any automobile loan contracts that are “electronic chattel paper”, Exeter will maintain in electronic format such automobile loan contracts in a specially-designed computer system maintained by a third-party vendor to establish “control” by Exeter under the UCC.  Exeter will ensure that the automobile loan contracts and the related automobile loan contract files are clearly identified as being separate from other records.  Exeter may engage one or more sub-custodians to delegate any or all of its duties with respect to maintaining such automobile loan contracts and the related automobile loan contract files.  No such delegation of any of its duties shall relieve Exeter of its responsibilities with respect to such duties.  Exeter will be responsible for the fees and expenses of any such sub-custodians. The fees and expenses of Exeter, acting in its capacity as custodian, will be paid under the sale and servicing agreement and will equal the aggregate amount of all fees and expenses paid by Exeter to such sub-custodians.
Although the indenture trustee will not rely on possession of the automobile loan contracts as the legal basis for the perfection of its interest in the automobile loan contracts or in the security interests in the vehicles, Exeter, acting as custodian, will hold or maintain “control” (within the meaning of the UCC) over the automobile loan contracts on behalf of the indenture trustee.  This is intended to preclude any other party from claiming a competing security interest in the automobile loan contracts on the basis that their security interest is perfected by possession.  The indenture trustee’s interest in the automobile loan contracts will be perfected by the filing of a UCC-1 financing statement against the holding trust in the State of Delaware which will give notice of the security interest in favor of the indenture trustee.  See “Material Legal Aspects of the Automobile Loan Contracts—Security Interests in the Financed Vehicles—Perfection” in this prospectus for more information regarding Exeter’s custodial duties with respect to such automobile loan contracts.
The Depositor
EFCAR, LLC, Exeter’s wholly-owned subsidiary, is a Delaware limited liability company, formed on November 16, 2011.  The principal place of business of the depositor is at 2101 W. John Carpenter Freeway, Irving, Texas 75063 and its main telephone number is (214) 572-8276.
The depositor was formed for the limited purpose of purchasing automobile loan contracts from Exeter and transferring the automobile loan contracts to third parties and any activities incidental or necessary for this purpose.
The depositor will purchase [certain of] the [initial automobile loan contracts and the subsequent] automobile loan contracts from Exeter pursuant to the purchase agreement [and purchase the remainder of the automobile loan contracts from the seller[s] pursuant to the sale agreement[s]].  The depositor will sell all of the [initial automobile loan contracts and the subsequent] automobile loan contracts to the issuing entity pursuant to the sale and servicing agreement.  If it is discovered that the depositor has breached an eligibility representation and warranty with respect to an automobile loan contract under the sale and servicing agreement, the depositor will be required to repurchase the affected automobile loan contract from the issuing entity if the interests of any noteholder therein are materially and adversely affected by such breach, unless such breach has been cured in all material respects.  In this case, Exeter will be obligated to repurchase the affected automobile loan contract from the depositor pursuant to the purchase agreement or sale agreement[s] if the breach related to an eligibility representation and warranty that was made by Exeter to the depositor. Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.  See “The Automobile Loan Contracts—Eligibility Criteria for Automobile Loan Contracts” and “—Repurchase Obligations” for more information regarding the representations and warranties that the depositor will make regarding the automobile loan contracts and its repurchase obligations under the sale and servicing agreement.

The depositor has furnished or will furnish a Form ABS-15G to the SEC pursuant to Rule 15Ga-2 of the Exchange Act, which is available on the SEC’s Internet site under the depositor’s CIK number, which is 0001654238.  The Form ABS-15G is not incorporated by reference into this prospectus.
[The Seller[s]
An affiliate of [the][each] seller, who is unaffiliated with the sponsor, previously purchased a servicing retained pool of sub-prime automobile loan contracts from Exeter and will sell certain of such automobile loan contracts to [the][such] seller, who will in turn sell such automobile loan contracts to the depositor.  [The][Each] seller was formed for the limited purpose of purchasing automobile loan contracts and subsequently selling such automobile loan contracts to the depositor and any activities incidental or necessary for this purpose.
Exeter services [the][each] seller’s pool of sub-prime automobile loan contracts pursuant to [a][the related] whole loan sale and servicing agreement.  [The][Each] seller will sell and assign a pool of automobile loan contracts to the depositor and [Exeter][such seller] will provide eligibility representations and warranties regarding these automobile loan contracts pursuant to the sale agreement[s].  If it is discovered that [Exeter][such seller] has breached an eligibility representation and warranty under the sale agreement[s] with respect to an automobile loan contract, [Exeter][such seller] will be obligated to repurchase the affected automobile loan contract from the depositor if the interests of any noteholder therein are materially and adversely affected by such breach, unless such breach has been cured in all material respects.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.]
[The Backup Servicer
[___] will be the backup servicer under the sale and servicing agreement.  The backup servicer is a [insert entity type] and its principal offices are located at [___].
[Insert additional backup servicer disclosure regarding the backup servicer’s prior experience serving as a backup servicer for asset-backed securities transactions. (Regulation AB Item 1108)]
In the event that Exeter is terminated or resigns as servicer pursuant to the terms of the sale and servicing agreement, the backup servicer will be the successor in all respects, except as expressly set forth in the sale and servicing agreement, to Exeter in its capacity as servicer under the transaction documents and shall be subject to all the rights, responsibilities, restrictions, duties, liabilities and termination provisions relating thereto placed on the servicer by the terms and provisions of the sale and servicing agreement.
Under the sale and servicing agreement, the backup servicer will perform backup servicing duties including receiving the monthly pool data, confirming the Pool Balance, conducting periodic on-site visits, confirming certain data on the monthly servicer reports and becoming successor servicer if Exeter is terminated as servicer for any reason.
[Pursuant to the sale and servicing agreement, the backup servicer (including in its capacity as successor servicer if so appointed) may delegate any or all of its duties to any subcontractor with the prior consent of the holding trust; provided that any such delegation shall not relieve the backup servicer (including in its capacity as successor servicer if so appointed) of any of its obligations, and the backup servicer (including in its capacity as successor servicer if so appointed) shall remain responsible for any and all acts or omissions of its subcontractors to the same extent as if such acts or omissions were taken or omitted by it directly.  As of the cutoff date, the holding trust shall provide its consent to the delegation by the backup servicer (including in its capacity as successor servicer if so appointed) of all of its duties as backup servicer (including its duties as successor servicer if so appointed) under the sale and servicing agreement to [___].]
For information regarding the transfer of servicing duties to the backup servicer see “Description of the Transaction Documents—Rights Upon Servicer Termination Event” below in this prospectus.  For information regarding the expenses associated with a servicing transfer and any additional fees charged by a successor servicer see “Description of the Transaction Documents—Rights Upon Servicer Termination Event” below in this prospectus.  For information regarding the backup servicer’s resignation, removal and replacement see “Description of the Transaction Documents—Replacement of Custodian, Owner Trustee, Indenture Trustee and Backup Servicer—Replacement of Backup Servicer” below in this prospectus.]
The Holding Trust
Exeter Holdings Trust 20[_]-[_], the holding trust, is a Delaware statutory trust formed under a holding trust agreement for the purpose of issuing the holding trust certificate and acquiring automobile loan contracts from the issuing entity and consummating the transactions described in this prospectus.  The holding trust’s principal offices are in [Wilmington], Delaware in care of the owner trustee at the address listed under “The Owner Trustee” below in this prospectus.  The holding trust will issue a non-interest bearing holding trust certificate representing 100% of the equity interest in the holding trust.  The holding trust certificate is not being offered hereby but rather is being transferred to the issuing entity pursuant to the contribution agreement.
The issuing entity, pursuant to the contribution agreement, will, on or prior to the closing date, transfer to the holding trust the automobile loan contracts and all monies received thereon after the cutoff date and other property as described in the contribution agreement.  In addition, the issuing entity shall pay organizational expenses of the trust as they may arise.
The holding trust will not engage in any activity other than:
•
acquiring the automobile loan contracts and all other property and rights assigned to the holding trust pursuant to the contribution agreement and assigning, granting, transferring, pledging, mortgaging and conveying such automobile loan contracts, other property and rights to the indenture trustee pursuant to the indenture;

•
holding, managing and distributing to the issuing entity such automobile loan contracts, other property and rights pursuant to the terms of the sale and servicing agreement following the release of such property from the lien of the indenture trustee;

•	selling automobile loan contracts from time to time, as directed by the servicer, in accordance with the provisions of the sale and servicing agreement;
•	issuing to the issuing entity the holding trust certificate (which represents 100% of the equity interests in the holding trust);
•	making payments on the holding trust certificate;
•	entering into and performing its obligations under the transaction documents to which it is party; and
•	engaging in other activities that are necessary, suitable or convenient to accomplish these activities.
Modifications to the holding trust agreement, including the foregoing permissible activities, may be made by the issuing entity and the owner trustee, upon notice by the issuing entity to the engaged rating agencies and with the consent of, in certain cases, the holding trust certificateholder and holders of a majority of the then-outstanding principal amount of the notes, in all cases subject to the limitations set forth in the holding trust agreement.  The holding trust agreement may also be amended by the issuing entity and the owner trustee, and with prior written notice by the issuing entity to the engaged rating agencies, without the consent of any of the indenture trustee, the noteholders or the holding trust certificateholder, (A) to cure any ambiguity or to conform the holding trust agreement to this prospectus; provided, however, that the owner trustee and indenture trustee will be entitled to receive an opinion of counsel stating that such amendment is authorized or permitted by the holding trust agreement and all conditions precedent to such amendment, if any, provided for in the holding trust agreement have been met, and (B) to correct or supplement any provisions in the holding trust agreement, to comply with any changes in the Code, or to make any other provisions with respect to matters or questions arising under the holding trust agreement which shall not be inconsistent with the provisions of the holding trust agreement; provided, however, that the owner trustee and indenture trustee will be entitled to receive an opinion of counsel stating that such amendment (i) will not adversely affect in any material respect the interests of any noteholder and (ii) is authorized or permitted by the holding trust agreement and all conditions precedent to such amendment, if any, provided for in the holding trust agreement have been met.  However, to the extent not otherwise permitted above, the amendment may not increase or reduce in any manner the amount or priority of, or accelerate or delay the timing of, collections of payments on automobile loan contracts or distributions that are required to be made for the benefit of the noteholders or the holding trust certificateholder or reduce the percentage of the noteholders or the percentage of holding trust certificate required to consent to any amendment, unless the holders of all notes affected by the amendment and the holding trust certificateholder provide their consent.
The holding trust will issue the holding certificate representing beneficial ownership of all holding trust property to the issuing entity and hold the automobile loan contracts and related property. In addition to the automobile loan contracts, the holding trust will own the other holding trust property, described in “The Trust Property and the Holding Trust Property” below in this prospectus.  The holding trust will represent and warrant that the indenture creates a valid and continuing security interest in the automobile loan contracts in favor of the indenture trustee, which security interest is prior to all other liens, and is enforceable as such as against creditors of and purchasers from the holding trust.  The holding trust and the issuing entity will be will be required take all actions necessary to obtain and maintain such perfected security interest.
The holding trust may not, without the prior written consent of the owner trustee, (a) institute any proceedings to be adjudicated as bankrupt or insolvent, (b) consent to the institution of bankruptcy or insolvency proceedings against it, (c) file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy with respect to it, (d) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the holding trust or a substantial part of its property, (e) make any assignment for the benefit of the holding trust’s creditors, (f) admit in writing its inability to pay its debts generally as they become due; (g) declare or effect a moratorium on its debt; or (h) take any action in furtherance of any of the foregoing (any of the foregoing, a bankruptcy action).  In considering whether to give or withhold written consent to any of these actions by the holding trust, the owner trustee, with the consent of the holding trust certificateholder, shall consider the interest of the noteholders in addition to the interests of the holding trust and whether the holding trust is insolvent.  The owner trustee shall have no duty to give written consent to any of these actions by the holding trust if the owner trustee shall not have been furnished a letter from an independent accounting firm of national reputation stating that in the opinion of such firm the holding trust is then insolvent.
The owner trustee (as such and in its individual capacity) shall not be personally liable to any person on account of the owner trustee’s good faith reliance on the provisions of the holding trust agreement regarding a bankruptcy action or in connection with the owner trustee’s giving prior written consent to a bankruptcy action by the holding trust in accordance with the holding trust agreement, or withholding such consent, in good faith, and neither the holding trust nor the holding trust certificateholder shall have any claim for breach of fiduciary duty or otherwise against the owner trustee (as such and in its individual capacity) for giving or withholding its consent to any such bankruptcy action.  No holding trust certificateholders have power to commence any bankruptcy actions on behalf of the holding trust or to direct the owner trustee to take any such actions on the part of the holding trust.  To the extent permitted by applicable law, the consent of the indenture trustee must be obtained prior to taking any bankruptcy action by the holding trust.
The Issuing Entity
Exeter Automobile Receivables Trust 20[_]-[_], the issuing entity, is a Delaware statutory trust formed under a trust agreement to consummate the transactions described in this prospectus.  The issuing entity’s principal offices are in [Wilmington], Delaware in care of the owner trustee at the address listed under “The Owner Trustee” below in this prospectus.
The depositor will, on or prior to the closing date, transfer to the issuing entity the automobile loan contracts and all monies received thereon after the cutoff date and other property as described in the sale and servicing agreement.  In addition, the depositor shall pay organizational expenses of the trust as they may arise.
The issuing entity will not engage in any activity other than:
•	transferring the automobile loan contracts to the holding trust on the closing date;

•	holding the holding trust certificate and its other assets and proceeds from its assets;
•	issuing the notes and the certificates (which represent the residual interest in the trust);
•	making payments on the notes and the certificates;
•	entering into and performing its obligations under the transaction documents to which it is a party; and
•	engaging in other activities that are necessary, suitable or convenient to accomplish these activities.
Modifications to the trust agreement, including the foregoing permissible activities, may be made by the depositor and the owner trustee, upon notice by the depositor to the engaged rating agencies and with the consent of, in certain cases, the certificateholders and holders of a majority of the then-outstanding principal amount of the notes [and the hedge counterparty], in all cases subject to the limitations set forth in the trust agreement.
The issuing entity will use the proceeds from the initial sale of the notes to purchase the [initial] automobile loan contracts from the depositor and to fund the initial deposit to the reserve account[ and to fund deposits to the pre-funding account and the capitalized interest account].  In addition to the holding trust certificate, the issuing entity will own the other trust property described in “The Trust Property and the Holding Trust Property” below in this prospectus.
[The][Each] sale of the automobile loan contracts by the depositor to the issuing entity will be treated as a financing rather than as a sale for accounting purposes.  The issuing entity will represent and warrant that the indenture trustee, acting on behalf of the noteholders, will have a first priority perfected security interest in the holding trust certificate by reason of the indenture and the filing of a UCC-1 financing statement against the issuing entity in the State of Delaware which will give notice of the security interest in the holding trust certificate in favor of the indenture trustee.  The issuing entity will be required to maintain such perfected security interest.
The issuing entity may not, without the prior written consent of the owner trustee, (a) institute any proceedings to be adjudicated as bankrupt or insolvent, (b) consent to the institution of bankruptcy or insolvency proceedings against it, (c) file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy with respect to it, (d) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the issuing entity or a substantial part of its property, (e) make any assignment for the benefit of the issuing entity’s creditors, (f) admit in writing its inability to pay its debts generally as they become due; (g) declare or effect a moratorium on its debt; or (h) take any action in furtherance of any of the foregoing (any of the foregoing, a bankruptcy action).  In considering whether to give or withhold written consent to any of these actions by the issuing entity, the owner trustee, with the consent of the majority certificateholders, shall consider the interest of the noteholders in addition to the interests of the issuing entity and whether the issuing entity is insolvent.  The owner trustee shall have no duty to give written consent to any of these actions by the issuing entity if the owner trustee shall not have been furnished a letter from an independent accounting firm of national reputation stating that in the opinion of such firm the issuing entity is then insolvent.
The owner trustee (as such and in its individual capacity) shall not be personally liable to any person on account of the owner trustee’s good faith reliance on the provisions of the trust agreement regarding a bankruptcy action or in connection with the owner trustee’s giving prior written consent to a bankruptcy action by the issuing entity in accordance with the trust agreement, or withholding such consent, in good faith, and neither the issuing entity nor any certificateholders shall have any claim for breach of fiduciary duty or otherwise against the owner trustee (as such and in its individual capacity) for giving or withholding its consent to any such bankruptcy action.  No certificateholders of the issuing entity have power to commence any bankruptcy actions on behalf of the issuing entity or to direct the owner trustee to take any such actions on the part of the issuing entity.  To the extent permitted by applicable law, the consent of the indenture trustee must be obtained prior to taking any bankruptcy action by the issuing entity.
Furthermore, the issuing entity has structured this transaction so that the bankruptcy of Exeter or a seller, as the equity owners of the issuing entity is not expected to result in the consolidation of the issuing entity’s assets and liabilities with those of Exeter or a seller.  The issuing entity has received a legal opinion, subject to certain assumptions of fact, based on the discussion therein, and based on the assumptions therein being correct at all times and on a reasoned analysis of analogous case law (there being no case law directly on point), that if Exeter or a seller were to become a debtor under the Bankruptcy Code, a federal bankruptcy court in a properly presented and decided case would not disregard the legal identities of the issuing entity and Exeter and a seller and substantively consolidate the assets and liabilities of the issuing entity with the assets and liabilities of Exeter or a seller.  However, there can be no assurance that a court would not conclude that the assets and liabilities of the issuing entity should be consolidated with those of Exeter or a seller.
The certificates (which represent the residual interest in the issuing entity) will be issued pursuant to the trust agreement and will initially be held by the seller[s] and the depositor, the entity that formed the issuing entity.  The certificate held by the depositor will constitute [a portion of the “eligible vertical interest”][ an “eligible horizontal residual interest”] under Regulation RR under the Exchange Act [because it is an interest in the issuing entity (i) with respect to which on any distribution date on which the issuing entity has insufficient funds to satisfy its obligation to pay all contractual interest or principal due, any resulting shortfall will reduce amounts payable to the residual certificate prior to any reduction in the amounts payable to any class of notes and (ii) that has the most subordinated claim to payments of both principal and interest by the issuing entity].  [Except to the extent permitted by Regulation RR, t][T]he depositor may, at its discretion, [except with respect to that portion of its certificates that the sponsor or a majority owned affiliate of the sponsor is required to retain in accordance with the requirements of Regulation RR of the Exchange Act], retain its certificates, transfer them to one or more affiliates or sell its certificates to independent third parties in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  See “U.S. Credit Risk Retention” in this prospectus.]
Capitalization and Liabilities of the Holding Trust and the Issuing Entity
[The following table illustrates]/[If the aggregate initial principal amount of the [publicly offered] notes is $[___],] the expected assets of the holding trust as of the closing date [will be as follows]:
Aggregate Principal Balance of the
Automobile Loan Contracts	$ [___]

[The following table illustrates]/[If the aggregate initial principal amount of the [publicly offered] notes is $[___],] the expected assets of the holding trust as of the closing date [will be as follows]:
Holding Trust Certificate	100%
Reserve Account	$[___]
[Pre-Funding Account]	[$[___]]
[Capitalized Interest Account]	[$[___]]

[If the aggregate initial principal amount of the [publicly offered] notes is $[___], the][The] expected liabilities of the issuing entity as of the closing date will be as follows:
Class A Notes	$ [_]
Class B Notes	$ [_]
Class C Notes	$ [_]
Class D Notes	$ [_]
[Class E Notes]	$ [_]
Total	$ [_]

[The following table illustrates]/[If the aggregate initial principal amount of the [publicly offered] notes is $[___],] the expected assets of the holding trust as of the closing date [will be as follows]:
Aggregate Principal Balance of the
Automobile Loan Contracts	$ [___]

[The following table illustrates]/[If the aggregate initial principal amount of the [publicly offered] notes is $[___],] the expected assets of the holding trust as of the closing date [will be as follows]:
Holding Trust Certificate	100%
Reserve Account	$[___]
[Pre-Funding Account]	[$[___]]
[Capitalized Interest Account]	[$[___]]

[If the aggregate initial principal amount of the [publicly offered] notes is $[___], the][The] expected liabilities of the issuing entity as of the closing date will be as follows:
Class A Notes	$ [_]
Class B Notes	$ [_]
Class C Notes	$ [_]
Class D Notes	$ [_]
[Class E Notes]	$ [_]
Total	$ [_]

The holding trust’s and the issuing entity’s fiscal year ends on December 31.
The Owner Trustee
[___], the owner trustee, is a [insert entity type] incorporated in [_].  The owner trustee’s principal place of business is located at [___].
[Insert additional trustee disclosure regarding the owner trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]
Pursuant to the trust agreement and the holding trust agreement, the owner trustee will perform limited administrative functions of the issuing entity and the holding trust including the execution and delivery of the transaction documents and any related certificates or other document to which the issuing entity or the holding trust is a party.  The owner trustee will also direct the indenture trustee to authenticate and deliver the notes and will be authorized but not obligated to take all other actions required of the issuing entity or the holding trust pursuant to the transaction documents.
The depositor will indemnify the owner trustee and its officers, directors, successors, assigns, agents and servants against any and all loss, liability or expense incurred by the owner trustee in connection with the performance of its duties under the transaction documents, except that the depositor shall not be liable for or required to indemnify the owner trustee from any loss, liability or expense that results from the owner trustee’s willful misconduct, bad faith or gross negligence.  The owner trustee is obligated to perform only those duties that are specifically assigned to it in the trust agreement and the holding trust agreement.  The owner trustee will not be liable for any action taken at the direction of the servicer or the certificateholders.  [Other than in connection with the specific duties and obligations required to be performed by the owner trustee in connection with (i) the asset representations review procedures described under “Description of the Transaction Documents—Asset Representations Review Trigger and Procedures” and (ii) the dispute resolution procedures described below under “Description of the Transaction Documents—Dispute Resolution for Repurchase Requests,” T][t]he owner trustee will not be required to expend its own funds or incur any financial liability in respect of any of its actions as owner trustee if the owner trustee has reasonable grounds to believe that reimbursement to it of such funds or for such liabilities is not reasonably assured.  The owner trustee is not liable for any error of judgment made by it in good faith.  See “Description of the Transaction Documents—Replacement of Custodian, Owner Trustee, Indenture Trustee and Backup Servicer—Replacement of Owner Trustee” below in this prospectus for information regarding the owner trustee’s resignation, removal and replacement.

The Indenture Trustee
[___] will be the indenture trustee under the indenture and the sale and servicing agreement.  The indenture trustee is a [insert entity type].  The indenture trustee’s principal place of business is located at [___].
[Insert additional indenture trustee disclosure regarding the indenture trustee’s prior experience serving as a trustee for asset-backed securities transactions. (Regulation AB Item 1109)]
The servicer, the depositor and their respective affiliates may maintain normal commercial banking relationships with the indenture trustee and its affiliates.  The fees and expenses of the indenture trustee will be paid by the servicer under the sale and servicing agreement.
The issuing entity will and will cause Exeter to indemnify the indenture trustee, the backup servicer and its respective officers, directors, employees and agents against any and all loss, liability or expense (including reasonable fees and expenses of outside counsel, including those incurred in connection with (i) any enforcement of the indemnification obligation and (ii) a successful defense, in whole or in part, of any claim that the indenture trustee or the backup servicer breached its respective standard of care), in each case, incurred by each of them in connection with the acceptance or the administration of the trusts under the indenture and the performance of its duties under the transaction documents.  Neither the issuing entity nor the servicer will be required to indemnify against any loss, liability or expense incurred by the indenture trustee or the backup servicer through such person’s own willful misconduct, gross negligence or bad faith.  The indenture trustee is obligated to perform only those duties that are specifically assigned to it in the indenture and the sale and servicing agreement.  The indenture trustee may conclusively rely on certificates and opinions furnished to it in accordance with the indenture.  The indenture does not require the indenture trustee to expend or risk its own funds or otherwise incur financial liability if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it.  The indenture trustee is not liable for any error of judgment made by it in good faith.  The indenture trustee will not be liable with respect to any action it takes or omits to take pursuant to directions from the noteholders in accordance with the indenture.  The indenture trustee will not be required to take action in response to requests, demands or directions of a noteholder, other than requests, demands or directions relating to (i) the asset representations review procedures described under “Description of the Transaction Documents—Asset Representations Review Trigger and Procedures” and (ii) the dispute resolution procedures described below under “Description of the Transaction Documents—Dispute Resolution for Repurchase Requests,” unless the noteholder has offered reasonable security or indemnity reasonably satisfactory to the indenture trustee to protect it against the costs and expenses that it may incur in complying with the request, demand or direction.  See “Description of the Notes” below in this prospectus for more information regarding the indenture trustee’s duties under the indenture and the sale and servicing agreement and see “Description of the Transaction Documents—Replacement of Custodian, Owner Trustee, Indenture Trustee and Backup Servicer—Replacement of Indenture Trustee” below in this prospectus for information regarding the indenture trustee’s resignation, removal and replacement.
The indenture trustee must mail an annual report to the noteholders if certain events identified in the Trust Indenture Act of 1939, as amended, or Trust Indenture Act have occurred during the prior year, including a change to the indenture trustee’s eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act, a release of issuing entity’s assets from the lien of the indenture and any action taken by the indenture trustee that has a material adverse effect on the notes.
The Asset Representations Reviewer
[___] will be the asset representations reviewer under the asset representations review agreement.  The asset representations reviewer’s principal place of business is located at [___].
[Insert description of asset representations reviewer, including prior experience as asset representations reviewer for ABS transactions involving similar assets as required by Item 1109(b)(2) of Regulation AB].
The asset representations reviewer is an “eligible asset representations reviewer,” meaning that (i) it is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, (ii) neither it nor any of its affiliates has been hired by the sponsor or the underwriters to perform pre-closing due diligence work on the automobile loan contracts and (iii) it is not responsible for reviewing the automobile loan contracts for compliance with the representations under the transaction documents, except in connection with a review under the asset representations review agreement, or for determining whether noncompliance with any representation is a breach of the transaction documents.
The asset representations reviewer’s main duties will be:
•	reviewing certain automobile loan contracts following receipt of a review notice from the indenture trustee, and
•	providing a report on the results of the review to the issuing entity, the servicer and the indenture trustee.
See “Description of the Transaction Documents—Asset Representations Review Triggers and Procedures—Asset Representations Review Procedure” for a description of the nature of the review to be performed by the asset representations reviewer.
The asset representations reviewer will not be liable for any action, omission or error in judgment unless it is due to willful misconduct, bad faith or negligence by the asset representations reviewer. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance or breach of any representation made about the automobile loan contracts.
The issuing entity and the servicer will indemnify the asset representations reviewer for liabilities and damages resulting from the asset representations reviewer’s performance of its duties under the asset representations review agreement unless caused by the willful misconduct, bad faith or negligence (other than errors in judgment) of the asset representations reviewer or as a result of any breach of representations made by the asset representations reviewer in the asset representations review agreement.
The issuing entity will pay the upfront and annual fees and review fees of the asset representations reviewer and pay any indemnities due to the asset representations reviewer, to the extent those amounts are not paid or reimbursed by the servicer. The issuing entity will pay these amounts to the asset representations reviewer on each distribution date, along with similar amounts owed to the indenture trustee, the owner trustee[, the backup servicer] and the custodian and expenses incurred by the issuing entity under the transaction documents, up to the limit of $[__] [per year]/[per month]/[per institution] before the issuing entity makes any other payments to items with a lower payment priority.
The asset representations reviewer may not resign, unless (i) it ceases to be an eligible asset representations reviewer, (ii) it becomes legally unable to act or (iii) the issuing entity consents to the resignation. The issuing entity may remove the asset representations reviewer if the asset representations reviewer becomes legally unable to act or becomes subject to a bankruptcy and will be required to remove the asset representations reviewer if it no longer is an eligible asset representations reviewer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer is in place. Any successor asset representations reviewer must be an eligible asset representations reviewer.  [The predecessor asset representations reviewer will pay the reasonable expenses of the successor asset representations reviewer in transitioning the asset representations reviewer’s obligations under the asset representations review agreement.]
If during any collection period the asset representations reviewer resigns or is removed, replaced or substituted, or if a new asset representations reviewer is appointed, the date on which the event occurred and the circumstances surrounding the change will be indicated on the distribution report filed under cover of Form 10-D relating to that collection period. Additionally, if a new asset representations reviewer has been appointed, information regarding that party will also be provided in the Form 10-D.

[The Hedge Counterparty]
[[___] will be the hedge counterparty under the hedge agreement.  The hedge counterparty’s principal place of business is located at [___].

[Information in this section will be provided by each individual hedge counterparty in the related prospectus]
[Include:
•	The name of the hedge counterparty;
•	The organizational form of the hedge counterparty; and
•	The general character of the business of the hedge counterparty.
•
Financial information: If the aggregate significance percentage related to the hedge counterparty is (i) 10% or more, but less than 20%, financial data required by Item 301 of Regulation S-K will be provided for the hedge counterparty or (ii) 20% or more, financial statements meeting the requirements of Regulation S-X (§§210.1-01 through 210.12-29), except §210.3-05 and Article 11, will be provided for the hedge counterparty.]

See “ Description of the Transaction Documents—The Hedge Agreement” below, in this prospectus for a description of the hedge agreement.]
[Originator[s]]
[Insert disclosure regarding identity of any unaffiliated third party originator that originated 10% or more of the automobile loan contracts. For any unaffiliated third party originator that originated 20% or more of the automobile loan contracts, insert disclosure regarding form of organization, origination program, how long such originator has been engaged in originating assets and such originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the repurchase or replacement obligations for breaches of representations and warranties in the transaction agreements could have a material impact on performance of the automobile loan contracts or the notes. Additionally, for any unaffiliated third party originator that originated 20% or more of the automobile loan contracts, insert disclosure regarding any interest such originator, or any affiliate of such originator, has retained in the transaction, including the amount and nature of such interest. Insert disclosure regarding any hedge materially related to the credit risk of the securities that was entered into by such originator or, if known, by an affiliate of such originator to offset the risk position held. (Regulation AB Item 1110).]
Exeter’s Automobile Financing Program
Exeter is a Delaware limited liability company that has been operating in the automobile finance business since April 2006.  As of [_], 20[_], Exeter had approximately [_] employees, a dealer network of approximately [_] automobile dealerships and was licensed to operate in all states in which Exeter was required to be licensed.  As of [_], 20[_], Exeter had total assets of approximately $[_].  In August 2011, three investment funds affiliated with The Blackstone Group acquired an indirect majority interest in Exeter.
Exeter purchases automobile loan contracts that are secured by new and used vehicles purchased by consumers from predominantly franchised automobile dealerships [and/or unaffiliated third party originators], generally without recourse to the dealers [and/or the third parties], [and/or directly originates automobile loan contracts].
Exeter primarily offers financing to consumers who are unable to obtain financing from traditional financing sources such as banks, credit unions and captive automobile finance companies.  Exeter funds its automobile lending activities with its equity capital and by utilizing warehouse lines of credit that it maintains with syndicated groups of banks.  Exeter additionally expects to fund its automobile lending activities by regularly sponsoring securitization issuances.
Exeter has been servicing sub-prime automobile loan contracts since 2007 and services all automobile loan contracts that it purchases.  As of [_], 20[_], Exeter serviced a portfolio of approximately [_] automobile loan contracts with an aggregate outstanding balance of approximately $[_].  Exeter services its loan portfolio primarily through the use of automated loan servicing and collections systems.
As a consumer finance company, Exeter is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, breach of contract, improper collection practices, credit bureau reporting and discriminatory treatment of credit applicants.  Some litigation against Exeter could take the form of class action complaints by consumers.  As the assignee of automobile loan contracts originated by dealers [and/or unaffiliated third party originators], Exeter may also be named as a co‑defendant in lawsuits filed by consumers principally against dealers [and/or unaffiliated third party originators].  The damages and penalties claimed by consumers in these types of matters can be substantial.  The relief requested by plaintiffs varies but can include requests for compensatory, statutory and punitive damages.  Exeter is also party to, or is periodically otherwise involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the Federal Reserve, the CFPB, the DOJ, the SEC, the FTC and various state regulatory and enforcement agencies.  The penalties and remedies sought by government and self-regulatory agencies in these types of matters can be substantial.  Exeter believes that it has taken prudent steps to address and mitigate the litigation and regulatory risks associated with its business activities.  [As of the date of this prospectus, Exeter is not subject to litigation or reviews, investigations, examinations or proceedings by government or self-regulatory agencies that individually or in the aggregate would materially adversely affect the noteholders.]
Target Market
The sponsor's automobile lending program is designed to serve customers who have limited access to automobile financing through traditional sources.  The sponsor's typical borrower has experienced prior credit difficulties or has a limited credit history.  Because the sponsor serves customers who are often unable to meet the credit standards imposed by most traditional lending sources, the sponsor generally charges higher interest rates than those charged by such sources.  Since the sponsor provides financing in a relatively high risk market, the sponsor also expects to sustain a higher level of delinquencies and credit losses than traditional automobile financing sources.
Dealer and Origination Networks
The sponsor services and develops business with the dealers in its network, and establishes relationships with new dealers and in new markets, through local marketing representatives.  The majority of the dealers through which the sponsor indirectly originates automobile loan contracts are franchised dealerships.
The sponsor enters into a dealer agreement with each dealer from which it will purchase automobile loan contracts.  These dealer agreements generally provide that if any representation or warranty that is made by the dealer to the sponsor regarding a particular automobile loan contract is breached, the dealer will be required to repurchase the automobile loan contract from the sponsor for a price equal to the amount advanced to the dealer at the time of funding.  The representations and warranties that the dealer makes to the sponsor regarding the contracts typically relate to the manner in which an automobile loan contract was originated and the security interest that is granted in the related financed vehicle.  Dealers typically do not make representations and warranties to the sponsor regarding the collectability of any automobile loan contract or the creditworthiness of the related obligor.
From 2006 until 2014, the sponsor originated loans either through branch offices or through its centralized buying center.  In January 2015, the sponsor announced that it was closing its branch offices and would thereafter originate all loans through its two centralized buying centers, located in Irving, Texas and Clearfield, Utah.  The sponsor completed this process in April 2015.  In addition, the sponsor outsources certain origination activities and may, in the future, implement robotic process automation.
Credit Underwriting
Dealers submit electronic applications to the sponsor for processing at one of the sponsor's centralized buying centers.  A credit bureau report for the proposed obligor is automatically received along with the application.  Before July 2013, loan applications were reviewed by the sponsor's underwriters utilizing a centralized credit policy.  In July 2013, the sponsor also began to utilize an automated credit underwriting system to analyze application information submitted by dealers and to automatically approve or decline applications based on a systemic, table-driven credit policy.  Beginning in October 2014, all of the sponsor's credit underwriting decisions are made through this automated credit underwriting system.  The sponsor's origination process does not allow credit underwriters or other personnel to apply judgmental or subjective criteria or assessments to override the decisions made by the automated credit underwriting system.
When the sponsor receives an application, a proprietary credit score is derived for the application as part of the credit approval process which determines the approval or decline decision as well as the pricing, credit policy limits and stipulations. The sponsor’s proprietary credit scoring model was developed internally based on a pooled sample of recently originated auto loans obtained from the credit bureaus. The score identified key factors that predict an applicant’s probability of paying the amount due under the contract. This score was then validated on the sponsor’s own loan portfolio to determine the relationship between borrowers’ scores and their risk of default. This proprietary credit score is used to help identify credit risk, rank order risk and assign the relevant risk-adjusted pricing for an application, including the interest rate and other terms that will be offered to the prospective obligor. A higher proprietary credit score indicates a lower risk of default, and will generally lead to better pricing terms being offered to the potential obligor; a lower proprietary credit score indicates a higher risk of default, and will generally lead either to less favorable pricing terms being offered to the potential obligor or to the application being declined.
In accordance with the table-driven credit policy, all applications that the sponsor receives are assessed based on (i) the related proprietary credit score; (ii) identification and assessment of the applicant's repayment willingness and capacity, including consideration of credit history and performance on past and existing obligations; (iii) credit bureau data; (iv) collateral identification and valuation (deal structure score); (v) payment structure and debt ratios; (vi) employment, income and residency data; (vii) in certain cases, the creditworthiness of a co-obligor; and (viii) other information provided by third-party data sources, when available.  The criteria that the automated credit decisioning system utilizes to approve or decline applications and to set loan terms are modified by the sponsor from time to time and may differ across markets and regions.
Certain credit applications may receive conditional approvals, indicating that an application would be approved if certain characteristics of the requested loan, such as the type of underlying vehicle or the loan payment terms, were modified.  If a credit application receives a conditional approval, the related dealer will be informed of the decision and the dealer and proposed obligor may resubmit the application for reprocessing with the appropriate modified terms.
If a loan application is approved and the related dealer indicates that it will sell the automobile loan contract to the sponsor, prior to purchasing the contract the sponsor will verify the terms of the contract and the information set forth in the related application.  This verification occurs at one of the sponsor's centralized buying centers.  To confirm that the items set forth in the related application are correct and that the terms of the automobile loan contract that is presented to the sponsor are identical to those that were approved during the underwriting process, the sponsor employs a three-step verification process in which it, where required by the credit policy, (1) confirms receipt of all documents submitted with the automobile loan contract (such as title applications and other title documents, odometer statements, credit bureau data matches and/or ancillary product documentation) and confirms their terms are consistent with the terms that were approved during underwriting, (2) contacts the obligor and the obligor's employer to verify the obligor's employment and residence and (3) contacts the obligor in a "welcome call" in which certain terms of the automobile loan contract are confirmed and instances of identity theft are identified.  If the verification process reveals that any items in a contract or the related application were incorrect, the sponsor will generally refuse to purchase the loan unless the related dealer corrects the identified errors.  However, in limited cases, where the sponsor determines that the loan would have been approved by the automated credit underwriting system on materially similar contract terms even with the modified application terms, a loan may be purchased by the sponsor notwithstanding the identified errors.
[Insert description of any material changes to origination and underwriting policies and procedures.]
Loan Servicing
The sponsor's servicing operations are centrally managed in Irving, Texas and additionally managed in Clearfield, Utah and off-shore locations.

Funded automobile loan contracts are uploaded to the sponsor's servicing platform.  All necessary documents are electronically imaged and paper copies are stored in a fireproof location.  Insurance or an agreement to provide insurance is required at funding.  Although each automobile loan contract generally gives the sponsor the right to obtain force-placed insurance coverage in the event the required insurance on a vehicle ceases to be maintained by an obligor, neither the sponsor nor the servicer is obligated to obtain force-placed coverage and it is the sponsor’s policy not to force-place such coverage.
[The sponsor uses programs developed and maintained by service providers that allow the sponsor to complete the entire contracting process electronically. Automobile loan contracts that are created electronically are electronically signed by the related obligors and are stored in an electronic vault that is maintained by the sponsor or by the related service provider.][If a material amount of electronically originated automobile loan contracts are included in a pool of automobile loan contracts to be sold to an issuing entity, describe the manner in which those automobile loan contracts were originated and the manner in which the related service provider will maintain the electronic automobile loan contracts.]
Account statements, which include payment instructions, are processed and sent to obligors monthly (either via regular mail or, if preferred, emailed), approximately [_] days prior to the monthly due date. Obligors submit payments on their automobile loan contracts in the form of ACH or debit card payments or checks mailed directly to a [lockbox account]/[a designated account controlled by the sponsor]. All obligor payments are directed by the sponsor to a [collections lockbox account]/[a designated account controlled by the sponsor].
If an obligor does not pay his or her monthly payment amount on the contractual due date, the account will be routed to a queue for collections activity.  The collection process generally begins as early as an account becoming [5] days past due.  Collections are focused on maintaining service-driven contact with customers while controlling losses.  Collectors are trained to maintain a respectful tone, but control the conversation with the obligor.
Delinquent accounts are segmented into two primary groups:  early-stage and late-stage collections.  An obligor’s entry and exit out of early- and late-stage collections groups is determined based on a proprietary risk based behavior score. Early-stage collection accounts are then primarily contacted using a predictive dialer.  Late-stage collection accounts are primarily contacted using a mix of the predictive dialer and manual call collection attempts.  The sponsor outsources servicing on a portion of accounts at various stages of delinquency in accordance with its Servicing and Collections Calls Policy.  Additional work queues exist within the sponsor's loss mitigation department for accounts that require special handling, such as skip tracing, insurance total losses, impounds and repossessions.
The sponsor may employ extensions, deferrals, amendments, modifications, temporary reductions in payment, alterations or adjustments to the terms of, or with respect to, any automobile loan contract that is in accordance with the sponsor’s customary servicing practices and (i) that is not a significant modification pursuant to Treasury Regulation section 1.1001-3 or (ii) with respect to which the sponsor has delivered a certificate to the issuing entity to the effect that such extension, deferral, amendment, modification, temporary reduction in payment, alteration or adjustment will not cause the issuing entity or holding trust to be treated for U.S. federal income tax purposes as an association (or a publicly traded partnership) taxable as a corporation or as other than a fixed investment trust described in Treasury Regulation section 301.7701-4(c) that is treated as a grantor trust under subtitle A, chapter 1, subchapter J, part I, subpart E of the Code, collectively, Permitted Modifications.
In order to maximize recoveries on automobile loan contracts, the sponsor may employ Permitted Modifications.  A monthly due date may be changed no more than once to a date that shall in no event be later than [14] days after the original monthly due date.  The sponsor also extends loans on a limited basis.  Such deferrals and extensions shall not extend the term of the automobile loan contract beyond the last day of the collection period immediately prior to the final scheduled distribution date for the Class E Notes.  Customers must have made six payments since the loan was originated, or six payments since the last extension was granted, and have the capacity to continue paying the loan in order to be granted an extension.  The sponsor may additionally grant a temporary reduction in payments for a loan once during the life of such loan.  Such reductions will extend for a maximum of six months.  Additionally, the aggregate period for all payment extensions on an automobile loan contract shall not exceed eight months; provided that any extension on an automobile loan contract with respect to which the related obligor’s ability to make on-time payments was adversely affected by a major disaster (as declared by the President of the United States), shall not be included in the calculation of the aggregate period of all payment extensions.  In accordance with its Servicing and Collections Calls Policy, the sponsor may grant exceptions with respect to the foregoing limitations so long as any such exception is approved at the appropriate level of authority.  The sponsor uses repossession as a last resort.  The decision to repossess is primarily based on the customer's delinquency status, capacity to bring the account up to date, whether or not the asset is in jeopardy, and the customer's willingness to continue to maintain contact with collections staff.  Throughout the repossession process, state required notification(s) are sent to the obligor(s).  Management reviews the account in detail and approves the assignment.  If the obligor foregoes the opportunity to redeem or reinstate the vehicle, it is transported to an auction for disposal.  In addition to in-house asset remarketing, the sponsor utilizes external vendor(s) for repossession.  The sponsor looks to quickly realize the highest value for any individual vehicle after repossession.  Proceeds from the sale, net of auction fee, reconditioning and other costs, are then applied to the account.  In addition, the servicer may enter into settlement arrangements relating to the collection of matured loan balances to the extent it believes such arrangements will maximize recoveries and will apply any such amounts collected in accordance with its customary servicing policies and practices.
The sponsor's policy is to charge-off an account under the following circumstances:
•
on the last day of a calendar month, if as of that date more than 10% of any scheduled automobile loan contract payment related to such account remains unpaid for 120 days or more from the date for such payment (so long as the related financed vehicle has not been repossessed and the related obligor has not been identified on Exeter's records as being the subject of a current bankruptcy proceeding);

•
the related financed vehicle has been repossessed and the servicer has either liquidated such financed vehicle or held such financed vehicle in its inventory for more than 60 days [(or up to 90 days subject to the servicer's modification of the Servicing and Collections Calls Policy applicable to its serviced portfolio of motor vehicle installment sales contracts and installment loans)] at month-end; or

•	such account is otherwise required to be charged-off or is deemed uncollectible by the servicer in accordance with the servicer's Servicing and Collections Calls Policy.
Under the sale and servicing agreement, the servicer will covenant not to (i) release the financed vehicle securing each automobile loan contract from the security interest granted by the automobile loan contract, except upon payment in full of all amounts due on the automobile loan contract or as otherwise contemplated therein; (ii) impair the rights of the issuing entity, the holding trust or the noteholders in the automobile loan contract and related documents; (iii) extend or otherwise amend the terms of any automobile loan contract except as provided for therein; and (iv) either (a) create, incur or suffer to exist, or agree to create, incur or suffer to exist, or consent to cause or permit in the future (upon the happening of a contingency or otherwise) the creation, incurrence or existence of any lien or restriction on the transferability of the automobile loan contract except for a lien in favor of the indenture trustee for the benefit of the noteholders, or (b) file under the UCC of any jurisdiction any financing statement which names Exeter or the servicer as a debtor, or sign any security instrument authorizing any secured party thereunder to file such financing statement with respect to the automobile loan contract, except in each case any such instrument solely securing the rights and preserving the lien of the indenture trustee, for the benefit of the noteholders.  Under the sale and servicing agreement, the servicer will be required to purchase the related automobile loan contract if the covenants are breached and if the interests of the noteholders in the affected automobile loan contract or the related financed vehicle are materially and adversely affected by the breach, unless such breach has been cured in all material aspects.
[Insert description of any material changes to servicing policies and procedures.]
Risk Management
The sponsor's risk management department is responsible for maintaining systematic control over credit policy, credit performance and profitability.  This is accomplished through the management of the automated credit underwriting platform, ongoing reporting and analysis related to originations data, credit performance, dealer performance, pricing execution and the evaluation of company level shifts in credit trends.  Risk management also produces a statistically-based model that is used to optimize origination.  Loss forecasting is also performed within risk management.  This function includes projecting pool performance, producing static pool delinquency and loss reporting and estimating the loan loss reserve.

Exeter’s Securitization Program
Exeter has been engaged in the securitization of sub-prime automobile loan contracts since March 2012.  This is the [_] securitization of sub-prime automobile loans that Exeter has sponsored under the Exeter Automobile Receivables Trust, or EART, program.  As of the date of this prospectus, the previous securitizations sponsored by Exeter have not experienced an event of default or servicer termination event.  Exeter expects that in the future it will from time to time sponsor additional securitizations of sub-prime automobile loans in which the depositor will serve as depositor and newly‑formed Delaware statutory trusts will serve as issuing entities and the holding trusts for such securitizations.
Pool Factors
The "pool factor" for each note will be a seven-digit decimal, which the servicer will compute prior to each distribution.  The pool factor indicates the remaining outstanding principal amount of a class of notes as of the applicable distribution date, as a fraction of the initial outstanding principal amount of that class of notes.  Each pool factor will be initially 1.0000000, and thereafter will decline to reflect reductions in the outstanding principal amount of the applicable note.
A noteholder's portion of the aggregate outstanding principal amount of the related note is the product of:
•	the original aggregate purchase price of the noteholder's notes; and
•	the applicable pool factor.
The noteholders of record will receive reports on or about each distribution date concerning:
•	the payments received on the automobile loan contracts;
•	the Pool Balance;
•	each pool factor; and
•	other items of information.
In addition, noteholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law.
Exeter’s Static Pool Information
Static pool information for the EART program is contained in Annex A to this prospectus.  The characteristics of the automobile loan contracts included in prior securitizations may vary from the characteristics of the automobile loan contracts included in this pool.  [Insert a description of any material differences between the automobile loan contracts and the static pool data in Annex A.]  For additional details regarding this pool, please refer to “The Automobile Loan Contracts—Composition” in this prospectus.  These differences may make it unlikely that the automobile loan contracts described in this prospectus will perform the same way that any of those prior securitized pools have performed.  There can be no assurance that the performance of the prior securitization transactions in the Annex A static pool will correspond to or be an accurate predictor of the performance of this securitization transaction.
Static pool information contained in Annex A to this prospectus includes summary information for original pool characteristics, pool factors and loss information.  The static pool information in Annex A is deemed to be a part of this prospectus and the registration statement of which this prospectus is a part.
[In accordance with Item 1105(a)(3)(ii) of Regulation AB, the information provided in Annex A will be of a date no later than 135 days from the date of the first use of the related prospectus.]

The Trust Property and the Holding Trust Property
The holding trust property will include:
•	a pool consisting of primarily sub-prime automobile loan contracts, which are secured by new and used automobiles, light duty trucks, minivans and sport utility vehicles;
•
moneys received [(a)] with respect to the [initial] automobile loan contracts, after the [initial] cutoff date [and (b) with respect to the subsequent automobile loan contracts, after the related cutoff date];

•	the security interests in the financed vehicles granted by obligors;
•	any proceeds from any automobile loan contract repurchased by a dealer pursuant to an agreement between Exeter and such dealer as a result of a breach of representation or warranty in such agreement;
•	all rights under any service contracts on the financed vehicles;
•	[an assignment of the rights of the depositor against unaffiliated third party originators under agreements between the sponsor and such other unaffiliated third parties;]
•	an assignment of the right to receive proceeds from claims on physical damage, credit life and disability insurance policies covering the financed vehicles or the obligors;
•	an assignment of all rights to receive proceeds from liquidating the automobile loan contracts;
•	the automobile loan contract files;
•	[moneys received pursuant to the hedge transaction;]
•
other rights under the transaction documents, including an assignment of the depositor’s rights against the sponsor for breaches of eligibility representations and warranties under the purchase agreement and the sale agreement[s] and the issuing entity’s rights against the depositor for breaches of eligibility representations and warranties under the sale and servicing agreement; and

•	all proceeds from the items described above.
The trust property will include:
•	the holding trust certificate;
•	all distributions on or in respect of the holding trust certificate and any other rights granted to the holder of the holding trust certificate;
•	amounts that are held in [the lockbox account,] [the revolving account,] [the pre-funding account,] the collection account, the note distribution account and the reserve account;
•	other rights under the transaction documents; and
•	all proceeds from the items described above.
The [initial] automobile loan contracts will be purchased by the depositor from (i) the sponsor under the purchase agreement and (ii) the seller[s] under the sale agreement[s], and, in each case, will then be purchased by the issuing entity from the depositor under the sale and servicing agreement, and transferred by the issuing entity to the holding trust under the contribution agreement, in each case on the closing date.  [[The issuing entity will purchase subsequent automobile loan contracts and related property from the depositor during the revolving period with collections on the automobile loan contracts that have been reserved for that purpose.][The issuing entity will use funds on deposit in the pre-funding account to purchase subsequent automobile loan contracts and related property from the depositor under one or more subsequent transfer agreements on or before [_], 20[_].] These subsequent automobile loan contracts will be purchased by the depositor from (i) the sponsor pursuant to [one or more subsequent purchase agreements][the purchase agreement] between the depositor and the sponsor and (ii) the seller[s] under [one or more subsequent purchase agreements][the sale agreement[s]], and then purchased by the issuing entity.]
The [initial] automobile loan contracts were originated indirectly by Exeter through dealers [and/or originated directly by the sponsor] according to Exeter’s credit policies [and/or purchased by the sponsor from unaffiliated third party originators].  The automobile loan contracts originated by dealers have been assigned to Exeter and evidence the indirect financing made to the obligor.  [The subsequent automobile loan contracts have been, or will be, originated indirectly by the sponsor through dealers[and/or originated directly by the sponsor] according to the sponsor’s credit policies [and/or purchased by the sponsor from unaffiliated third party originators]. The subsequent automobile loan contracts that have been, or will be, originated by dealers and have been, or will be, assigned to the sponsor and evidence, or will evidence, the indirect financing made to the obligor.]  Exeter’s agreements with the dealers [and/or unaffiliated third party originators] who originate the automobile loan contracts may provide for repurchase by or recourse against the dealer [and/or the unaffiliated third party originators] if there is a breach of a representation or warranty under the relevant agreement.  Approximately [_]% of the automobile loan contracts (by aggregate outstanding Principal Balance) in the [initial] pool were originated as electronic contracts.
Under the indenture, the issuing entity will grant a security interest in the trust property and the holding trust will grant a security interest in the holding trust property, in each case, to the indenture trustee for the benefit of the noteholders [and, with respect to the interest rate swap agreement, for the benefit of the hedge counterparty in support of the issuing entity’s obligations owed to the hedge counterparty].  Any proceeds of the holding trust property or the trust property will be distributed according to the indenture.
Depositor Review of Automobile Loan Contracts
In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cutoff date] and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information and the initial asset level data is accurate in all material respects.
As part of the review, Exeter identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by Exeter senior management to ensure the accuracy of such descriptions. Exeter also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents in an effort to ensure the descriptions were accurate. Exeter officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.
In addition, Exeter employees performed a review of the Rule 193 Information to confirm that the receivables in the pool [as of the initial cutoff date] satisfied the criteria set forth in “The Automobile Loan Contracts—Eligibility Criteria for [Initial] Automobile Loan Contracts” in this prospectus. Statistical information relating to the receivables was recalculated using data tapes containing information from Exeter’s information systems, which includes databases containing certain attributes of the receivables, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of Exeter’s internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated receivables complied with underwriting guidelines. In addition, [    ] receivable files [relating to the initial receivables] were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tapes.

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.
[Description of review of asset level data filed on Form ABS-EE to be included.]
After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus and the initial asset-level data is accurate in all material respects.
[All of the systems utilized by the sponsor or depositor that are described above and all of the internal reviews and oversight that are described above as being performed by personnel of the sponsor or depositor will also be utilized to ensure the accuracy of the disclosure made in this prospectus as it relates to the subsequent automobile loan contracts.]
[A review of the subsequent automobile loan contracts added during the [Revolving][Pre-funding] Period will be performed by or on behalf of the depositor and the sponsor to confirm that the subsequent automobile loan contracts satisfy the requirements set forth in this prospectus.  All automobile loan contracts available to be transferred to the holding trust will be screened by the sponsor’s systems to assess which automobile loan contracts satisfy the eligibility representations and warranties described under “The Automobile Loan Contracts—Repurchase Obligations” as of the related cutoff date .  No selection procedures considered to be adverse to noteholders will be used to select the subsequent automobile loan contracts.  The depositor will disclose the results of the review of the subsequent automobile loan contracts in the Form 10-D related to the end of the [Revolving][Pre-funding] Period and the Form 10-D related to the last monthly period of the issuing entity’s fiscal year.  Neither the depositor nor the sponsor intends to engage a third party to assist with the review of the subsequent automobile loan contracts.]

The Automobile Loan Contracts
Eligibility Criteria for [Initial] Automobile Loan Contracts
As of the [statistical calculation date, the automobile loan contracts were, and as of the] [initial] cutoff date, the automobile loan contracts in the pool [will be][have been] selected from Exeter’s and [the][each] seller’s portfolio of sub-prime automobile loan contracts that satisfied the eligibility representations and warranties set forth under “—Repurchase Obligations” below.
In addition to the eligibility representations and warranties, Exeter, pursuant to the purchase agreement and the sale agreement[s], and the depositor, pursuant to the sale and servicing agreement, will also make certain additional representations and warranties, including that:
•
the information set forth in the schedule of receivables delivered by Exeter or the depositor, as applicable, on the [initial] cutoff date is true and correct in all material respects as of the close of business on the [initial] cutoff date;

•	neither Exeter nor the depositor used selection procedures adverse to the noteholders in selecting the [initial] automobile loan contracts;
•	each of the [initial] automobile loan contracts constitutes “tangible chattel paper” or “electronic chattel paper,” in each case, within the meaning of the applicable Uniform Commercial Code;
•	there is only one original executed copy (or with respect to “electronic chattel paper,” one authoritative copy) of each [initial] automobile loan contract;

•
with respect to [initial] automobile loan contracts that are “electronic chattel paper,” (a) each copy of the authoritative copy and any copy of a copy are readily identifiable as copies that are not the authoritative copy, (b) the related automobile loan contracts have been established in a manner such that (1) all copies or revisions that add or change an identified assignee of the authoritative copy of each such automobile loan contract must be made with the participation of the custodian and (2) all revisions of the authoritative copy of each such automobile loan contract must be readily identifiable as an authorized or unauthorized revision, and (c) the authoritative copy of each automobile loan contract communicated to the custodian has no marks or notations indicating that it has been pledged, assigned or otherwise conveyed to any person other than the custodian;

•
with respect to any [initial] automobile loan contracts that constitute tangible chattel paper, (a) the fully executed original automobile loan contracts (which may contain electronic, facsimile or manual signatures) for each automobile loan contracts has been delivered to the indenture

•
trustee, (b) such fully executed original automobile loan contracts are in the possession of the custodian and the indenture trustee has received an acknowledgement from the custodian that the custodian is holding such fully executed original automobile loan contracts solely on behalf and for the benefit of the indenture trustee, as pledgee of the issuing entity or (c) the custodian received possession of such fully executed original automobile loan contracts after the indenture trustee received an acknowledgment from the custodian that the custodian is acting solely as agent of the indenture trustee, as pledgee of the issuing entity;

•
immediately prior to the conveyance of the [initial] automobile loan contracts, Exeter or the depositor, as applicable, was the sole owner of such [initial] automobile loan contract and had good title thereto, free of any liens not permitted by the transaction documents;

•
the depositor will have a perfected security interest in the [initial] automobile loan contracts following the transfer of the [initial] automobile loan contracts by Exeter to the depositor and the issuing entity will have a perfected security interest in the [initial] automobile loan contracts following the transfer of the [initial] automobile loan contracts by the depositor to the issuing entity;

•
Exeter or the depositor, as applicable, will cause, within ten days after the closing date, the filing of all appropriate financing statements in the proper filing office in order to perfect the security interest in the [initial] automobile loan contracts granted to the depositor under the purchase agreement and the sale agreement[s] or the issuing entity under the sale and servicing agreement, respectively;

•
other than the security interest granted to the depositor under the purchase agreement and the sale agreement[s] or the issuing entity under the sale and servicing agreement, respectively and except any other security interests that have been fully released and discharged as of the closing date, neither Exeter nor the depositor, as applicable, has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the [initial] automobile loan contracts and neither Exeter nor the depositor has authorized the filing of and is aware of any financing statements against Exeter or the depositor, respectively, that include a description of collateral covering the [initial] automobile loan contracts other than any financing statement relating to the security interest granted to the depositor under the purchase agreement and the sale agreement[s] or the issuing entity under the sale and servicing agreement, respectively or that has been terminated;

•	[each obligor has been, or will be, directed to make all payments on their related [initial] automobile loan contract to the lockbox bank for deposit into the lockbox account;] and
•
Exeter or the depositor, as applicable, has taken all steps necessary to perfect Exeter’s security interest against the related obligors in the property securing the [initial] automobile loan contracts.

As of the [[initial] cutoff date][statistical calculation date], the five states with the highest concentration levels of automobile loan contract originations, based on the [initial] automobile loan contracts’ Principal Balance as of such date, were in the states of [__], [__], [__], [__] and [__].  No other state had a concentration of automobile loan contract originations representing more than [_]% of the aggregate Principal Balance of the [initial] automobile loan contracts as of the [[initial] cutoff date][statistical calculation date].  The performance of the automobile loan contracts in the aggregate could be adversely affected in particular by the development of adverse economic conditions in such states.  See “Risk Factors—Geographic concentrations of automobile loan contracts may increase concentration risks” in this prospectus.
[Eligibility Criteria for Subsequent Automobile Loan Contracts
[No transfer of subsequent automobile loan contracts to the issuing entity during the [revolving period][pre-funding period] will be made unless:
•
as of each subsequent cutoff date, each subsequent automobile loan contract and/or the subsequent automobile related to that subsequent automobile loan contract satisfies the eligibility representations and warranties set forth under “—Repurchase Obligations” below;

•	neither Exeter nor the depositor has selected the subsequent automobile loan contracts in a manner that either of them believes is adverse to the interests of the noteholders; and
•
Exeter and the depositor shall have delivered certain opinions of counsel regarding the validity of the subsequent automobile loan contract transfers on those subsequent transfer dates on which such opinions are required.]

The issuing entity’s obligation or right to purchase the subsequent automobile loan contracts during the [revolving period][pre-funding period], as described in [“Description of the Transaction Documents—The Revolving Period,”] [“Description of the Transaction Documents—The Pre-funding Period,”] is subject to the condition that all of the subsequent automobile loan contracts transferred to the issuing entity, including the subsequent automobile loan contracts to be transferred, meet the following criteria after the transfer of the subsequent automobile loan contracts (based on the characteristics of the initial automobile loan contracts as of the initial cutoff date and the subsequent automobile loan contracts as of the related subsequent cutoff date):
•	the automobile loan contracts’ weighted average annual percentage rate is not less than [_]%; and
•	[the automobile loan contracts’ weighted average custom score is not less than [_]%.]
[Following the transfer of subsequent automobile loan contracts to the issuing entity, the aggregate characteristics of the entire pool of automobile loan contracts held by the issuing entity may vary from the initial pool of automobile loan contracts in a number of respects, including:
•	composition of the automobile loan contracts;
•	geographic distribution of the automobile loan contracts;
•	distribution by remaining Principal Balance;
•	distribution by APR;
•	distribution by original term;
•	distribution by wholesale loan-to-value ratio;
•	distribution by vehicle make;
•	distribution by vehicle segment;

•	distribution of the automobile loan contracts secured by new and used vehicles; and
•	distribution of the automobile loan contracts by custom score and credit bureau score.]
Composition
The pool information presented in this prospectus is based on the automobile loan contracts as of the [[initial] cutoff date][statistical calculation date], which is [_], 20[_].   [[The statistical distribution of the characteristics of the [initial] automobile loan contract pool as of the [initial] cutoff date, which is [_], 20[_], will vary somewhat from the statistical distribution of those characteristics as of the statistical calculation date, although the sponsor and the depositor do not expect that the variance will be material.]
•
[As of the statistical calculation date, the [initial] automobile loan contracts [relating to the publicly offered notes with an aggregate initial principal amount of $[_]] had an aggregate Principal Balance of $[_].]

•
As of the [initial] cutoff date, [if the aggregate initial principal amount of the publicly offered notes is $[_],] the [initial] automobile loan contracts [had]/[are expected to have] an aggregate Principal Balance of approximately $[___].

•
[As of the statistical calculation date, the [initial] automobile loan contracts [relating to the publicly offered notes with an aggregate initial principal amount of $[_] had an aggregate Principal Balance of $[_].]

•
[As of the [initial] cutoff date, [if the aggregate initial principal amount of the publicly offered notes is $[_],] the [initial] automobile loan contracts [had]/[are expected to have] an aggregate Principal Balance of approximately $[__].]

•
As of the [[initial] cutoff date][statistical calculation date], the automobile loan contracts in the pool sold by Exeter to the depositor had an aggregate Principal Balance of $[_] representing approximately [_]% of the aggregate Principal Balance of all automobile loan contracts in the pool.

•
As of the [[initial] cutoff date][statistical calculation date], the automobile loan contracts in the pool sold by the seller[s] to the depositor had an aggregate Principal Balance of $[_] representing approximately [_]% of the aggregate Principal Balance of all automobile loan contracts in the pool.

[As of the [[initial] cutoff date][statistical calculation date], automobile loan contracts representing approximately [_]% of the total aggregate Principal Balance of the [initial] automobile loan contracts in the pool relating to the publicly offered notes with an aggregate initial principal amount of $[__] and approximately [_]% of the total aggregate Principal Balance of the [initial] automobile loan contracts in the pool relating to the publicly offered notes with an aggregate initial principal amount of $[__] were included in previous securitizations sponsored by Exeter and were repurchased by Exeter in connection with optional redemptions of those securitizations. The pool[s] of [initial] automobile loan contracts about which pool information is presented in this prospectus includes information about those repurchased automobile contracts.]
The automobile loan contract pool’s composition and distribution by credit score, APR, geographic location, wholesale loan-to-value ratio, vehicle make, original term to maturity, remaining term to maturity, model year and quarter of origination as of the [[initial] cutoff date][statistical calculation date] and the automobile loan contract pool’s historical delinquency experience are detailed in the following tables:

Composition of the [Initial] Automobile Loan Contracts
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	New	Used	Total
Aggregate Principal Balance
Number of Automobile Loan Contracts
Percent of Aggregate Principal Balance
Average Principal Balance
Range of Principal Balances
Weighted Average APR(1)
Range of APRs
Weighted Average Remaining Term
Range of Remaining Terms
Weighted Average Original Term
Range of Original Terms

__________________________
(1)
Aggregate Principal Balance includes some portion of accrued interest.  As a result, the Weighted Average APR of the automobile loan contracts may not be equivalent to the automobile loan contracts’ aggregate yield on the Aggregate Principal Balance.

Distribution of the [Initial] Automobile Loan Contracts by
Proprietary Credit Score as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	Proprietary Credit Score(1)	% of Aggregate Principal Balance(2)

Weighted Average Score

_________________________
(1)
Proprietary credit score developed and utilized by Exeter to support the credit approval and pricing process.  The scale of the proprietary score is not comparable to a credit bureau score.  See “Exeter’s Automobile Financing Program–Credit Underwriting” in this prospectus.

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by
Credit Bureau Score as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]

	Credit Bureau Score(1)	% of Aggregate Principal Balance(2)

Weighted Average Score

_________________________
(1)
A statistically based score generated by credit reporting agencies.  Exeter utilizes TransUnion or Equifax credit reports depending on the location of the obligor.  [Credit Bureau Scores are unavailable for accounts representing [_]% of the aggregate Principal Balance of the [initial] automobile loan contracts as of the [statistical calculation date][[initial] cutoff date], and those accounts are not included in the Credit Bureau Score table above.  Since these accounts are not included in the percentages above, the aggregate Principal Balance of the accounts based on Credit Bureau Score may be less than the total pool.]

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by APR
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Distribution by APR	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
6.000% to 6.999%
7.000% to 7.999%
8.000% to 8.999%
9.000% to 9.999%
10.000% to 10.999%
11.000% to 11.999%
12.000% to 12.999%
13.000% to 13.999%
14.000% to 14.999%
15.000% to 15.999%
16.000% to 16.999%
17.000% to 17.999%
18.000% to 18.999%
19.000% to 19.999%
20.000% to 20.999%
21.000% to 21.999%
22.000% to 22.999%
23.000% to 23.999%
24.000% to 24.999%
25.000% to 25.999%
26.000% to 26.999%
27.000% to 27.999%
28.000% to 28.999%

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Geographic Location of Obligor
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Geographic Location	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Other(2)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	States with aggregate Principal Balances less than [1.00]% of the aggregate Principal Balance of the total pool.

Distribution of the [Initial] Automobile Loan Contracts by Wholesale LTV
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	Wholesale LTV(1) Range	% of Aggregate Principal Balance(2)

Weighted Average Wholesale LTV
_____________________
(1)
Wholesale LTV is calculated using the total amount financed, which may include taxes, title fees and ancillary products over the wholesale auction value of the financed vehicle at the time the vehicle is financed.  The vehicle value at origination is determined by using NADA or “Kelley Blue Book Trade-in” prices for used vehicles or dealer invoice/dealer wholesale price for new vehicles.

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Vehicle Make
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Vehicle Make	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Other(2)

Total

_________________________
(1)	Percentages may not add up to 100% because of rounding.
(2)	Vehicle Makes with aggregate Principal Balances less than [1.00]% of the aggregate Principal Balance of the total pool.

Distribution of the [Initial] Automobile Loan Contracts by Original Term to Scheduled Maturity as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Original Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Remaining Term to Scheduled Maturity as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Remaining Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Model Year as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Model Year	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	Greater than 0.00% but less than 0.005%.

Distribution of the [Initial] Automobile Loan Contracts by Quarter of Origination as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Quarter of Origination	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	Greater than 0.00% but less than 0.005%.

Composition of the [Initial] Automobile Loan Contracts
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	New	Used	Total
Aggregate Principal Balance
Number of Automobile Loan Contracts
Percent of Aggregate Principal Balance
Average Principal Balance
Range of Principal Balances
Weighted Average APR(1)
Range of APRs
Weighted Average Remaining Term
Range of Remaining Terms
Weighted Average Original Term
Range of Original Terms

__________________________
(1)
Aggregate Principal Balance includes some portion of accrued interest.  As a result, the Weighted Average APR of the automobile loan contracts may not be equivalent to the automobile loan contracts’ aggregate yield on the Aggregate Principal Balance.

Distribution of the [Initial] Automobile Loan Contracts by
Proprietary Credit Score as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	Proprietary Credit Score(1)	% of Aggregate Principal Balance(2)

Weighted Average Score

_________________________
(1)
Proprietary credit score developed and utilized by Exeter to support the credit approval and pricing process.  The scale of the proprietary score is not comparable to a credit bureau score.  See “Exeter’s Automobile Financing Program–Credit Underwriting” in this prospectus.

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by
Credit Bureau Score as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]

	Credit Bureau Score(1)	% of Aggregate Principal Balance(2)

Weighted Average Score
_________________________
(1)
A statistically based score generated by credit reporting agencies.  Exeter utilizes TransUnion or Equifax credit reports depending on the location of the obligor.  [Credit Bureau Scores are unavailable for accounts representing [_]% of the aggregate Principal Balance of the [initial] automobile loan contracts as of the [statistical calculation date][[initial] cutoff date], and those accounts are not included in the Credit Bureau Score table above.  Since these accounts are not included in the percentages above, the aggregate Principal Balance of the accounts based on Credit Bureau Score may be less than the total pool.]

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by APR
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Distribution by APR	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
6.000% - 6.999%
7.000% - 7.999%
8.000% - 8.999%
9.000% - 9.999%
10.000% - 10.999%
11.000% - 11.999%
12.000% - 12.999%
13.000% - 13.999%
14.000% - 14.999%
15.000% - 15.999%
16.000% - 16.999%
17.000% - 17.999%
18.000% - 18.999%
19.000% - 19.999%
20.000% - 20.999%
21.000% - 21.999%
22.000% - 22.999%
23.000% - 23.999%
24.000% - 24.999%
25.000% - 25.999%
26.000% - 26.999%
27.000% - 27.999%
28.000% - 28.999%

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Geographic Location of Obligor
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Geographic Location	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Other(2)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	States with aggregate Principal Balances less than [1.00]% of the aggregate Principal Balance of the total pool.

Distribution of the [Initial] Automobile Loan Contracts by Wholesale LTV
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
	Wholesale LTV(1) Range	% of Aggregate Principal Balance(2)

Weighted Average Wholesale LTV
_____________________
(1)
Wholesale LTV is calculated using the total amount financed, which may include taxes, title fees and ancillary products over the wholesale auction value of the financed vehicle at the time the vehicle is financed.  The vehicle value at origination is determined by using NADA or “Kelley Blue Book Trade-in” prices for used vehicles or dealer invoice/dealer wholesale price for new vehicles.

(2)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Vehicle Make
as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Vehicle Make	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Other(2)

Total

_________________________
(1)	Percentages may not add up to 100% because of rounding.
(2)	Vehicle Makes with aggregate Principal Balances less than [1.00]% of the aggregate Principal Balance of the total pool.

Distribution of the [Initial] Automobile Loan Contracts by Original Term to Scheduled Maturity as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Original Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Remaining Term to Scheduled Maturity as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Remaining Term to Scheduled Maturity (Number of Months)	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Distribution of the [Initial] Automobile Loan Contracts by Model Year as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Model Year	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	Greater than 0.00% but less than 0.005%.

Distribution of the [Initial] Automobile Loan Contracts by Quarter of Origination as of the [Statistical Calculation Date][]Initial] Cutoff Date] [for the Pool Related to Offered Notes with an Aggregate Initial Principal Amount of $[___]]
Quarter of Origination	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
(2)	Greater than 0.00% but less than 0.005%.

Historical Delinquency Experience of the [Initial] Automobile Loan Contracts as of the [Statistical Calculation Date][]Initial] Cutoff Date]
The following tables set forth the historical delinquency experience of the pool of [initial] automobile loan contracts.  The servicer considers an automobile loan contract to become delinquent on a due date if the obligor fails to pay more than [10]% of the contractual payment that is due on that due date.  Once at least [90]% of the contractual payment that was due on a due date has been received, the automobile loan contract will no longer be considered delinquent as of the due date on which the original shortfall occurred.  Payments by obligors are first applied by the servicer against any outstanding past due amount from a prior due date and are then applied against amounts due on the current due date.  The periods of delinquency described below reflect the number of days that more than [10]% of the contractual payment that was due on an automobile loan contract on a prior due date remained unpaid after that due date.
Due to Exeter’s target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the automobile loan contract and there is a relatively high rate of account movement between current and delinquent status in the portfolio.
[As of the [statistical calculation date][[initial] cutoff date], [none] of the [initial] automobile loan contracts in the pool [relating to offered notes with an aggregate initial principal amount of $[__] were more than 30 days delinquent.]
[With respect to the [initial] automobile loan contracts in the pool [relating to offered notes with an aggregate initial principal amount of $[__], as of the [statistical calculation date][[initial cutoff date], [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent between 31 and 60 days one or more times, [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent between 61 and 90 days one or more times, and [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent more than 90 days one or more times.][As of the [statistical calculation date][[initial cutoff date], [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have received one or more monthly payment extensions.]
[The three following tables relate to the pool of [initial] automobile loan contracts relating to the publicly offered notes with an aggregate initial principal amount of $[__].]
Maximum Number of Times Ever 30 to 59 Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
Maximum Number of Times Ever 60 to 89 Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________

(1)	Percentages may not add to 100% because of rounding.
Maximum Number of Times Ever 90 or Greater Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
[As of the [statistical calculation date][[initial] cutoff date], [none] of the [initial] automobile loan contracts in the pool [relating to offered notes with an aggregate initial principal amount of $[__] were more than 30 days delinquent.]
[With respect to the [initial] automobile loan contracts in the pool [relating to offered notes with an aggregate initial principal amount of $[__], as of the [statistical calculation date][[initial cutoff date], [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent between 31 and 60 days one or more times, [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent between 61 and 90 days one or more times, and [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have been delinquent more than 90 days one or more times.][As of the [statistical calculation date][[initial cutoff date], [_] [initial] automobile loan contracts, or approximately [_]% of the number of [initial] automobile loan contracts, have received one or more monthly payment extensions.]
[The three following tables relate to the pool of [initial] automobile loan contracts relating to the publicly offered notes with an aggregate initial principal amount of $[__].]
Maximum Number of Times Ever 30 to 59 Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.
Maximum Number of Times Ever 60 to 89 Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

Maximum Number of Times Ever 90 or Greater Days Delinquent	Aggregate Principal Balance	% of Aggregate Principal Balance(1)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(1)
0
1
2+

Total

_________________________
(1)	Percentages may not add to 100% because of rounding.

The obligor under each automobile loan contract is required to pay a specified total amount of payments in substantially equal monthly installments on each due date.  Each obligor’s total payment amount equals the amount financed plus interest charges for the related automobile loan contract’s entire term.  The interest charges on the automobile loan contracts are determined by the simple interest method.
Under a simple interest automobile loan, the amount of an obligor’s fixed level installment payment which is allocated to interest is equal to the product of the fixed interest rate on the automobile loan contract (which is typically the APR) multiplied by the elapsed time period (which is expressed as a fraction of a year) multiplied by the remaining Principal Balance after the preceding automobile loan contract payment.  The remainder of the obligor’s payment amount is allocated to reduce the principal amount financed.
If an automobile loan contract is prepaid in full by the obligor, the amount of the payment that is greater than the sum of outstanding Principal Balance of the automobile loan contract plus accrued interest on that automobile loan contract will be refunded to such obligor.
Asset-Level Data About the Automobile Loan Contracts
The depositor prepared asset-level data for the [initial] automobile loan contracts [relating to the issuance of notes with an aggregate initial principal amount of $[______] and for the [initial] automobile loan contracts relating to the issuance of notes with an aggregate initial principal amount of $[______],] and filed it with the SEC on Form ABS-EE, ([each,] an asset-level data filing), on or prior to the date of the filing of this prospectus. [The][Each] initial asset-level data filing is incorporated by reference into this prospectus.
The asset-level data file contains detailed information for each automobile loan contract about its identification, origination, contract terms, financed vehicle, obligor, contract activity, servicing and status.
[Include disclosure of any characteristics of the auto loans are required to be calculated differently in the asset-level data filing than how they are calculated in the related prospectus.]
Investors should carefully review the asset-level data. The depositor or the issuing entity will prepare updated asset-level data on a monthly basis and will file it with the SEC on Form ABS-EE. For more details about the monthly asset-level data, you should read “Description of the Transaction Documents—Statements to Noteholders.”
Repurchase Obligations
Exeter, pursuant to the purchase agreement and the sale agreement[s], and the depositor, pursuant to the sale and servicing agreement, will represent and warrant as to each automobile loan contract (each, an eligibility representation and warranty, and collectively, the eligibility representations and warranties), that as of the [related] cutoff date and as of the closing date [(with respect to initial automobile loan contracts) or as of the related purchase date (with respect to any subsequent automobile loan contracts)] (or as of such other date specified below):
•	Each automobile loan contract (A) was originated by a dealer and purchased by Exeter from such dealer under an existing dealer agreement or pursuant to a dealer assignment with Exeter and was validly assigned by such dealer to Exeter pursuant to a dealer assignment, (B) was originated by such dealer for the retail sale of a financed vehicle in the ordinary course of such dealer’s business, was originated in accordance with Exeter’s credit policies and was fully and properly executed by the parties thereto, and each dealer, to the best of Exeter’s knowledge, had all necessary licenses and permits to originate automobile loan contracts in the state where each such dealer was located, (C) contains customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for realization against the collateral security and (D) is an automobile loan contract which provides for level monthly payments (provided that the period in the first collection period and the payment in the final collection period of the automobile loan contract may be minimally different from the normal period and level payment) which, if made when due, shall fully amortize the amount financed over the original term.
•	Each automobile loan contract complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder.
•	Each automobile loan contract was originated in the United States.
•
Each automobile loan contract represents the genuine, legal, valid and binding payment obligation of the obligor thereon, enforceable by the holder thereof in accordance with its terms, except (A) as enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies, regardless of whether such enforceability is considered in a proceeding in equity or at law and (B) as such automobile loan contract may be modified by the application after the [related] cutoff date of the Servicemembers Civil Relief Act, or the Relief Act.

•	No obligor is the United States of America or any state or any agency, department, subdivision or instrumentality thereof.
•
At the [related] cutoff date no obligor had been identified on the records of Exeter as being the subject of a current bankruptcy proceeding, other than any obligor, who, at the time of origination, was an obligor who was subject to a bankruptcy proceeding under Chapter 7 or Chapter 13 of the United States Bankruptcy Code, or the Bankruptcy Code.

•
No automobile loan contract has been satisfied, subordinated or rescinded, and the financed vehicle securing each such automobile loan contract has not been released from the lien of the related automobile loan contract in whole or in part.  No terms of any automobile loan contract have been waived, altered or modified in any respect since its origination, except by instruments or documents identified in the receivable file or the servicer’s electronic records.

•
No automobile loan contract was originated in, or is subject to the laws of, any jurisdiction the laws of which would make unlawful, void or voidable the sale, transfer and assignment of such automobile loan contract under any transaction document or pursuant to transfers of the notes.

•
Each automobile loan contract created or shall create a valid, binding and enforceable first priority security interest in favor of Exeter in the financed vehicle.  The lien certificate for each financed vehicle shows, or if a new or replacement lien certificate is being applied for with respect to such financed vehicle the lien certificate will be received within 180 days of the closing date and will show, Exeter named as the original secured party under each automobile loan contract as the holder of a first priority security interest in such financed vehicle.  With respect to each automobile loan contract for which the lien certificate has not yet been returned from the registrar of titles, Exeter has applied for or received written evidence from the related dealer that such lien certificate showing Exeter or the holding trust, as applicable, as first lienholder has been applied for and Exeter’s security interest (assigned by Exeter to the depositor pursuant to the purchase agreement) and a third party loan seller’s security interest (assigned by such third party loan seller to the depositor pursuant to the sale agreement[s]) have been validly assigned by the depositor to the issuing entity pursuant to the sale and servicing agreement.

•
The records of the servicer do not reflect any facts which would give rise to any right of rescission, setoff, counterclaim or defense, including the defense of usury, with respect to any automobile loan contract, or the same being asserted or threatened with respect to such automobile loan contract.

•
The records of the servicer did not disclose that any default, breach, violation or event permitting acceleration under the terms of any automobile loan contract existed as of the [related] cutoff date (other than payment delinquencies of not more than 30 days) or that any condition exists or event has occurred and is continuing that with notice, the lapse of time or both would constitute a default, breach, violation or event permitting acceleration under the terms of any automobile loan contract, and [the seller has not][no seller has] waived any of the foregoing.

•
At the time of origination of an automobile loan contract by a dealer, each financed vehicle is required to be covered by a comprehensive and collision insurance policy insuring against loss and damage due to fire, theft, transportation, collision and other risks generally covered by comprehensive and collision coverage.  No financed vehicle is insured under a policy of force-placed insurance on the [related] cutoff date.

•	Each automobile loan contract had a remaining maturity, as of the [related] cutoff date, of not less than [_] months and not more than [_] months.
•	Each automobile loan contract had an original maturity, as of the [related] cutoff date, of not less than [_] months and not more than [_] months.
•	Each automobile loan contract had a remaining Principal Balance, as of the [related] cutoff date, of at least $[_] and not more than $[_].
•	No automobile loan contract was more than [30] days past due as of the [related] cutoff date.
•	Each automobile loan contract is denominated in, and each automobile loan contract provides for payment in, United States dollars.
•	Each automobile loan contract provides for the calculation of interest payable thereunder under the “simple interest” method.
•
Each automobile loan contract allows for prepayment and partial prepayments without penalty and requires that a prepayment by the related obligor will fully pay the Principal Balance and accrued interest through the date of prepayment based on the automobile loan contract’s annual percentage rate.

Only upon the breach of one of the eligibility representations and warranties by Exeter or the depositor that materially and adversely affects the noteholders’ interest in any automobile loan contract, each party’s repurchase obligation will be triggered under the applicable agreement, unless such breach has been cured in all material respects.  Any breach of the eligibility representations and warranties will be deemed not to have a material and adverse effect on the interests of the noteholders in the affected automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.
Yield and Prepayment Considerations
Prepayments can be made on any of the automobile loan contracts at any time.  If prepayments are received on the automobile loan contracts, their actual weighted average life may be shorter than their weighted average life would be if all payments were made as scheduled and no prepayments were made.  Prepayments on the automobile loan contracts may include moneys received from liquidations due to default and proceeds from credit life, credit disability, and casualty insurance policies.  Weighted average life means the average amount of time during which any principal is outstanding on an automobile loan contract.

The rate of prepayments on the automobile loan contracts may be influenced by a variety of economic, social and other factors, including the fact that no obligor under an automobile loan contract may sell or transfer that automobile loan contract without the consent of the servicer.  Any risk resulting from faster or slower prepayments of the automobile loan contracts will be borne solely by the noteholders.
The rate of payment of principal of the notes will depend on the rate of payment, and the rate of prepayments, of principal of the automobile loan contracts [and the amount applied to purchase subsequent automobile loan contracts during the revolving period].  It is possible that the final payment on any class of notes could occur significantly earlier than the date on which the final distribution for that class of notes is scheduled to be paid.  Any risk resulting from early payment of the notes will be borne solely by the noteholders.
Prepayments on automobile loan contracts can be measured against prepayment standards or models.  The model used in this prospectus, the Absolute Prepayment Model, or ABS, assumes a rate of prepayment each month which is related to the original number of automobile loan contracts in a pool of automobile loan contracts.  ABS also assumes that all of the automobile loan contracts in a pool are the same size, that all of those automobile loan contracts amortize at the same rate, and that for every month that any individual automobile loan contract is outstanding, payments on that particular automobile loan contract will either be made as scheduled or the automobile loan contract will be prepaid in full.  For example, in a pool of automobile loan contracts originally containing 10,000 automobile loan contracts, if a 1% ABS were used, that would mean that 100 automobile loan contracts would prepay in full each month.  The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of automobile loan contracts or a prediction of the anticipated rate of prepayment on either the pool of automobile loan contracts involved in this transaction or on any pool of automobile loan contracts.  It should not be assumed that the actual rate of prepayments on the automobile loan contracts will be in any way related to the percentage of prepayments that are assumed for ABS in this prospectus.
The tables below which are captioned “Percent of Initial Note Principal Amount at Various ABS Percentages” are based on ABS and were prepared using the following assumptions:
(a)	the [initial] holding trust property includes [_] pools of automobile loan contracts with the characteristics set forth in the table below;
(b)	all prepayments on the automobile loan contracts each month are made in full at the specified constant percentage of ABS and there are no defaults, losses or repurchases;
(c)	each scheduled monthly payment on the automobile loan contracts is made on the last day of each month commencing in [_] and each month has 30 days;
(d)
[the initial principal amount of the Class A-1 Notes, the Class A-2[-A] Notes, [the Class A-2-B Notes,] the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus [and the initial principal amount of the Class E Notes is $[__]];]

(e)	[interest accrues on the Class A-1 Notes at [_]% per annum [and the Class A-2-B Notes at a fixed rate of [_]% per annum,] on an [“actual/360” basis];]
(f)
[interest accrues on the Class A-2-A Notes at [_]% per annum, the Class A-3 Notes at [_]% per annum, the Class B Notes at [_]% per annum, the Class C Notes at [_]% per annum, the Class D Notes at [_]% per annum [and the Class E Notes at [_]% per annum], in each case, on a [“30/360” basis];]

(g)	payments on the notes are made on the [___] day of each month commencing in [___];
(h)	the notes are purchased on [__], 20[_];

(i)
the scheduled monthly payment for each automobile loan contract was calculated on the basis of the characteristics described in the following table and in such a way that each automobile loan contract would amortize in a manner that will be sufficient to repay the Principal Balance of that automobile loan contract by its indicated remaining term to maturity;

(j)	the servicer or the depositor exercises its “clean-up call” option to purchase the automobile loan contracts at the earliest opportunity;
(k)
[during the revolving period, the revolving account money is used to purchase the subsequent automobile loan contracts at their respective initial Principal Balances on each distribution date to build and maintain a target level of overcollateralization and there are no funds in the revolving account at the end of any distribution date;]

(l)	[all of the pre-funding account money is used to purchase the subsequent automobile loan contracts;]
(m)
[the subsequent automobile loan contracts purchased on each distribution date during the [prefunding period]/[revolving period] are assumed to have a gross APR equal to [_]%, which is the gross APR of the initial pool of automobile loan contracts, an original term to maturity equal to [_] months, which is the original term to maturity of the initial pool of automobile loan contracts, and [_] months of seasoning;]

(n)	principal will be paid on each class of the notes on each distribution date as necessary to build and maintain the required overcollateralization;
(o)
the servicer receives a monthly servicing fee equal to the product of 1/12 times [_]% times the aggregate Principal Balance of the [initial] automobile loan contracts  [plus [_]% times the aggregate Principal Balance of all subsequent automobile loan contracts sold to the issuing entity]; and

(p)
the only other fees payable from the trust property are payable to [the backup servicer,] the custodian, the asset representations reviewer, the owner trustee and the indenture trustee in the amount of approximately $[___] per month in the aggregate.

[The tables below which are captioned “Percent of Initial Note Principal Amount at Various ABS Percentages ($[___] )” are based on ABS and were prepared using the following assumptions:]

•
[the initial principal amount of the Class A-1 Notes, the Class A-2[-A] Notes, [the Class A-2-B Notes,] the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus [and the initial principal amount of the Class E Notes is $[__]];]

•	[interest accrues on the Class A-1 Notes at [_]% per annum [and the Class A-2-B Notes at a fixed rate of [_]% per annum,] on an [“actual/360” basis];]

•
[interest accrues on the Class A-2-A Notes at [_]% per annum, the Class A-3 Notes at [_]% per annum, the Class B Notes at [_]% per annum, the Class C Notes at [_]% per annum, the Class D Notes at [_]% per annum and the Class E Notes at [_]% per annum, in each case, on a [“30/360” basis];]

Pool	Aggregate Principal Balance	Gross APR	Next Payment Date	Original Term to Maturity (in Months)	Remaining Term to Maturity (in Months)
1
2
3

4
5
6

[The tables below which are captioned “Percent of Initial Note Principal Amount at Various ABS Percentages ($[___] )” are based on ABS and were prepared using the following assumptions:]

•
[the initial principal amount of the Class A-1 Notes, the Class A-2[-A] Notes, [the Class A-2-B Notes,] the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes is equal to the initial principal amount set forth on the front cover of this prospectus [and the initial principal amount of the Class E Notes is $[__]];]

•	[interest accrues on the Class A-1 Notes at [_]% per annum [and the Class A-2-B Notes at a fixed rate of [_]% per annum,] on an [“actual/360” basis];]

•
[interest accrues on the Class A-2-A Notes at [_]% per annum, the Class A-3 Notes at [_]% per annum, the Class B Notes at [_]% per annum, the Class C Notes at [_]% per annum, the Class D Notes at [_]% per annum and the Class E Notes at [_]% per annum, in each case, on a [“30/360” basis];]

Pool	Aggregate Principal Balance	Gross APR	Next Payment Date	Original Term to Maturity (in Months)	Remaining Term to Maturity (in Months)
1
2
3
4
5
6

The following tables were created relying on the [applicable] assumptions listed above.  The tables below indicate the percentages of the initial principal amount of each class of [publicly offered] notes that would be outstanding after each of the listed distribution dates if certain percentages of ABS are assumed.  The tables below also indicate the corresponding weighted average lives of each class of [publicly offered] notes if the same percentages of ABS are assumed.
The assumptions used to construct the tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios.  The actual characteristics and performance of the automobile loan contracts will differ from the assumptions used to construct the tables.  For example, it is very unlikely that the automobile loan contracts will prepay at a constant level of ABS each monthly period until maturity or that each of the automobile loan contracts will prepay at the same level of ABS.  Moreover, the automobile loan contracts have diverse terms and that fact alone could produce slower or faster principal distributions than indicated in the tables at the various constant percentages of ABS, even if the original and remaining terms to maturity of the automobile loan contracts are as assumed.  Any difference between the assumptions used to construct the tables and the actual characteristics and performance of the automobile loan contracts, including actual prepayment experience or losses, will affect the percentages of initial principal amounts outstanding on any given date and the weighted average lives of each class of notes.
The percentages in the tables have been rounded to the nearest whole number.  As used in the tables which follow, the weighted average life of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related distribution date;
•	adding the results; and
•	dividing the sum by the related initial principal amount of the note.

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class A-1 Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class A-2[-A Notes and Class A-2-B] Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class B Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class C Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

* Indicates a number that is greater than 0.00% but less than 0.50%.

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class D Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

[Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]]

[Class E Notes]
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class A-1 Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class A-2[-A Notes and Class A-2-B] Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class B Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class C Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

* Indicates a number that is greater than 0.00% but less than 0.50%.

Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]

Class D Notes
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

[Percent of Initial Note Principal Amount at Various ABS Percentages [($[___])]]

[Class E Notes]
Distribution Date	0.00%	1.00%	1.50%	2.00%	2.50%	3.00%
Closing Date

Weighted Average Life to Call (Years)
Weighted Average Life to Maturity (Years)

Delinquency and Loan Loss Information
The following tables provide information relating to Exeter’s delinquency and loan loss experience for each period indicated with respect to all automobile loan contracts Exeter has originated indirectly through dealers [and/or originated directly] [and/or purchased from unaffiliated third party originators] and has serviced.  This information includes the experience with respect to all automobile loan contracts in Exeter’s portfolio of automobile loan contracts serviced during each listed period, including automobile loan contracts that do not meet the criteria for inclusion in, or were otherwise excluded from, this securitization.
Exeter’s net charge-offs as an annualized percentage of average automobile loan contracts outstanding may vary from period to period based upon the average age or seasoning of the portfolio and economic factors.  Delinquency percentages, as reflected in the following delinquency experience table, are subject to periodic fluctuation based on average age or seasoning of the portfolio, seasonality within the calendar year and economic factors.  Due to the target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the automobile loan contract.  Furthermore, a relatively high rate of account movement occurs between current and delinquent status in the portfolio.
Exeter’s policy is to charge-off an account (i) on the last day of a calendar month, if as of that date, more than [10]% of any scheduled automobile loan contract payment related to such account remains unpaid for [120] days or more from the date for such payment (so long as the related financed vehicle has not been repossessed and the related obligor has not been identified on Exeter’s records as being the subject of a current bankruptcy proceeding), (ii) if the related financed vehicle has been repossessed and the servicer has either liquidated such financed vehicle or held such financed vehicle in its inventory for more than [60] days [(or up to [90] days subject to the servicer’s modification of the Servicing and Collections Calls Policy applicable to its serviced portfolio of motor vehicle installment sales contracts and installment loans)] at month-end, or (iii) if such account is otherwise required to be charged-off or is deemed uncollectible by the servicer in accordance with the servicer’s Servicing and Collections Calls Policy.  A charge-off generally represents the difference between the estimated net sales proceeds and the amount of the delinquent automobile loan contract.
During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase.  These periods also may be accompanied by increased unemployment rates, decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default.  Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.  Additionally, higher gasoline prices, unstable real estate values, declining stock market values, increasing unemployment levels, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of automobiles.  Because Exeter focuses predominately on sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn.
We cannot assure you that the levels of delinquency and loss experience reflected in the following tables are indicative of the performance of the automobile loan contracts owned by the issuing entity.

Delinquency Experience

Bankrupt accounts which have not yet been charged off are included as delinquent accounts in the table below.
	At [insert quarter end date],		At December 31,
	20[_]	20[_]	20[_]	20[_]	20[_]	20[_]	20[_]
Portfolio at end of period(1)
Period of Delinquency(2)
31 60 days(3)
61 90 days
91 days or more
Total Delinquencies
Repossessed Assets
Total Delinquencies and Repossessed Assets
Total Delinquencies as a Percentage of the Portfolio
Total Repossessed Assets as a Percentage of the Portfolio
Total Delinquencies and Repossessed Assets as a Percentage of the Portfolio

_________________________
(1)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts.
(2)
Exeter considers an automobile loan contract delinquent when more than [10]% of a contractual payment remains unpaid by the due date.  The period of delinquency is based on the number of days that more than [10]% of the contractual payment that was due on an automobile loan contract on a prior due date remained unpaid after that due date.

(3)	Amounts shown do not include automobile loan contracts which are less than 31 days delinquent.

Loan Loss Experience

	[__] Months Ended [Insert quarter end date],		Fiscal Year Ended December 31,
	20[_]	20[_]	20[_]	20[_]	20[_]	20[_]	20[_]
Period End Principal Outstanding(1)
Average Month End Amount Outstanding During the Period(1)
Net Charge Offs(2)
Net Charge Offs as a Percentage of Period End Principal Outstanding(3)
Net Charge Offs as a Percentage of Average Month End Amount Outstanding(3)
_________________________
(1)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts.
(2)
Net charge offs equal gross charge offs minus recoveries.  Gross charge-offs do not include unearned finance charges and other fees.  Recoveries include repossession proceeds received from the sale of repossessed financed vehicles net of repossession expenses, refunds of unearned premiums from credit life and credit accident and health insurance and extended service contract costs obtained and financed in connection with the vehicle financing and recoveries from obligors on deficiency balances [and matured loan balances].

(3)	Results for the [__] months ended [___], 20[_] and [___], 20[_] are annualized and are not necessarily indicative of a full year’s actual results.

Description of the Notes
General
The issuing entity will issue the notes under an indenture, a form of which has been filed as an exhibit to the registration statement.  In addition, a copy of the indenture will be filed with the SEC no later than the last date upon which this prospectus is required to be filed.  The notes will represent debt secured by the automobile loan contracts owned by the holding trust.  The following summary describes material terms of the notes and the indenture, but is not a complete description of the entire indenture.
The issuing entity will offer the [publicly offered] notes in minimum denominations of $1,000 and integral multiples of $1,000 in book-entry form only (except for one note of each class which may be issued in a denomination other than an integral of $1,000).  Persons acquiring beneficial interests in the book-entry notes will hold their interests through The Depository Trust Company in the United States or through Clearstream Banking, société anonyme or the Euroclear System in Europe.  See “—Book-Entry Registration” below and Annex B in this prospectus.
None of the notes will be guaranteed or insured by any governmental agency or instrumentality, the sponsor, the depositor, the servicer, the indenture trustee, or any of their respective affiliates.
Distribution Dates
Payments on the notes will be made on the [__] day of each month or, if the [__] day is not a business day, on the next following business day, by the indenture trustee, or a paying agent appointed by the indenture trustee, to the persons who are registered as noteholders at the close of business on the record date.  The first distribution date will be [__], 20[_].
Only holders of record as of the close of business on the record date, which is the business day immediately preceding a distribution date, will receive payments on that distribution date.  Distributions will be made in immediately available funds, by wire transfer or otherwise, to the account of a noteholder, in an amount equal to the percentage interest represented by the note held by the noteholder multiplied by the total amount to be distributed on that distribution date on account of that note.  Distributions required to be made to noteholders shall be made either by (i) wire transfer, in immediately available funds, to the account of such noteholder at a bank or other entity having appropriate facilities therefore, if such noteholder shall have provided to the indenture trustee written instructions in accordance with the sale and servicing agreement and such noteholder’s notes in the aggregate evidence a denomination of not less than $1,000,000 or (ii) by check mailed to such noteholder at the address of such noteholder as it appears on the register.  The final payment distribution upon retirement of any note will be made only upon presentation and surrender of such note at the office or agency of the indenture trustee specified in the notice to noteholders of the final distribution.
Collections on the automobile loan contracts during a collection period, which is the calendar month immediately preceding the calendar month in which the related distribution date occurs or, for the first distribution date, the period after the [initial] cutoff date to the close of business on [__], 20[_] (the collection period), will be required to be remitted by the servicer to the indenture trustee prior to the related distribution date and will be used to distribute payments to noteholders on that distribution date.  Prior to each distribution date, the servicer will determine the amounts of interest and[, during the amortization period,] principal, which will be due to noteholders on that distribution date.
A business day is a day other than a Saturday, Sunday or any other day on which commercial banks located in [Texas, Delaware or New York] or the location in which the corporate trust office of either the indenture trustee under the indenture or the owner trustee under the trust agreement are authorized or obligated to be closed.
[The]/[If the issuing entity offers asset-backed notes with an aggregate initial principal amount of $[__], the] final scheduled distribution dates are as follows:

•	for the Class A-1 Notes, [__], 20[_];
•	for the Class A-2[-A] Notes, [__], 20[_];
•	[for the Class A-2-B Notes, [__], 20[_];]
•	for the Class A-3 Notes, [__], 20[_];
•	for the Class B Notes, [__], 20[_];
•	for the Class C Notes, [__], 20[_]; [and]
•	for the Class D Notes, [__], 20[_][; and]
•	[for the Class E Notes, [__], 20[_]].
[If the issuing entity offers asset-backed notes with an aggregate initial principal amount of $[__], the final scheduled distribution dates are as follows:
•	for the Class A-1 Notes, [__], 20[_];
•	for the Class A-2[-A] Notes, [__], 20[_];
•	[for the Class A-2-B Notes, [__], 20[_];]
•	for the Class A-3 Notes, [__], 20[_];
•	for the Class B Notes, [__], 20[_];
•	for the Class C Notes, [__], 20[_]; [and]
•	for the Class D Notes, [__], 20[_][; and]
[for the Class E Notes, [__], 20[_]].]
Payments of Interest
Interest on each class of notes [(other than the Class A-1 Note and the Class A-2-B Notes)] will accrue during each interest period at the applicable interest rate from and including the [__] day of the preceding calendar month—or, in the case of the first distribution date, from and including the closing date—to but excluding the [__] day of the current calendar month.  [Interest on the Class A-1 Note and the Class A-2-B Notes will accrue during each interest period at the applicable interest rate from and including the payment date occurring in the preceding calendar month—or, in the case of the first distribution date, from and including the closing date—to but excluding the payment date occurring in the current calendar month.]  [The interest period for the Class A-2[-A] Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes[, the Class D Notes [and the Class E Notes] will not be adjusted based on the actual number of days during the interest period except for the interest period relating to the first distribution date].  In the case of the first distribution date, the interest period will be [_] days for [all classes of notes].  The interest accruing during an interest period will accrue on each class’ outstanding note principal amount as of the end of the prior distribution date, or, in the case of the first distribution date, as of the closing date.
Interest on the Class A-1 Notes [and the Class A-2-B Notes ]will be calculated on the basis of a [360-day year and the actual number of days elapsed in the applicable interest period]. Interest on the Class A-2[-A] Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes will be calculated on the basis of a [360-day year consisting of twelve 30-day months].

Interest payments on the notes will be paid sequentially in alphabetical order (i.e., first to the Class A Notes, second to the Class B notes, third to Class C Notes, fourth to the Class D Notes and fifth to the Class E Notes).  For any distribution date, interest due but not paid on that distribution date will be due on the next distribution date.  To the extent permitted by law, interest at the applicable interest rate on that unpaid amount will be due on the next distribution date.
[Because the Class A-2-B Notes bear interest at a floating rate, which is uncapped, while the automobile loan contracts bear interest at fixed rates, the issuing entity will enter into an [interest rate swap transaction][interest rate cap transaction] with the hedge counterparty for the purpose of providing an additional source of funds.]
For any distribution date, the indenture trustee will pay interest on the notes from the note distribution account after paying accrued and unpaid fees to the servicer, accrued and unpaid fees and expenses of the indenture trustee, custodian, asset representations reviewer, owner trustee [and backup servicer], the issuing entity’s other administrative fees and certain payments of principal on more senior classes of notes, in each case subject to the caps set forth in the sale and servicing agreement.  See “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.
[Determination of LIBOR
Pursuant to the indenture, the indenture trustee, as calculation agent, will determine LIBOR on [__], 20[_] for purposes of calculating the interest rate for the [Class A-2-B] Notes, for the period from the closing date to the first distribution date, and, for each interest period thereafter, on the second London business day prior to the distribution date on which such interest period begins. For purposes of calculating LIBOR, a London business day means a day on which banking institutions in the City of London, England are not required or authorized by law to be closed.
LIBOR means the rate for deposits in U.S. Dollars for a period equal to one month, which appears on the [Reuters Screen LIBOR01 Page] (or any replacement page) as of 11:00 a.m., London time, on the related LIBOR determination date. If such rate does not appear on the [Reuters Screen LIBOR01] Page, the rate for that interest period will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by any four major banks in the London interbank market selected by the calculation agent to provide such bank’s offered quotation of such rates at approximately 11:00 a.m., London time, on the related LIBOR determination date to prime banks in the London interbank market for a period of one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000. The indenture trustee, as calculation agent, will request the principal London office of each of those four banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City selected by the indenture trustee, as calculation agent, at approximately 11:00 a.m., New York City time, on the LIBOR determination date with respect to such interest period for loans in U.S. Dollars to leading European banks for a period equal to one month, commencing on the first day of such interest period and in a principal amount of at least U.S.$1,000,000; provided, however, that if the banks selected by the indenture trustee, as calculation agent, are not quoting rates as mentioned in this sentence, LIBOR for such interest period will be the same as LIBOR for the immediately preceding interest period.
The Reuters Screen LIBOR01 Page is the display designated on the Reuters service (or the successor display page, other published source, information vendor or provider that has been officially designated by Reuters).  See also “Risk Factors—Uncertainty relating to LIBOR and potential phasing out of LIBOR after 2021 may adversely affect the value of the notes.”]
[NOTE: References to LIBOR may be replaced by another benchmark rate adopted by the market in replacement of LIBOR.]
Payments of Principal

On each distribution date [during the amortization period], payments of principal will be distributed to the most senior Outstanding class of notes to maintain parity between the note principal amount and the Pool Balance (as defined in the Glossary).  The principal payments made to cure this undercollateralization, if any then exists, will be made prior to the payment of interest and principal on the more subordinated classes of notes on that distribution date.  See “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.
On each distribution date, once the reserve account is fully funded, Available Funds (as defined in the Glossary) that remain following payment of all amounts pursuant to clauses [1] through [18] under “Description of the Transaction Documents—Distributions—Distribution Date Payments” below will be available to be paid as the Principal Payment Amount and will be paid to the most senior Outstanding class or classes of notes as payments of principal.  These amounts will be paid under clause [19] under “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.
The classes of notes are “sequential pay” classes.  [The Class A-2-A Notes and the Class A-2-B Notes will constitute a single class and have equal rights to payments of principal and interest, which will be made on a pro rata basis on the outstanding principal amount of the Class A-2-A Notes and the Class A-2-B Notes.]  On each distribution date, all amounts allocated to the payment of principal as described in clauses [5, 6, 8, 9, 11, 12, 14, 15, 17, 18 and 20] under “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus (other than any distribution date when the priorities set forth under “Description of the Transaction Documents—Distributions—Distribution Date Payments after an Event of Default” in this prospectus are applicable) will be aggregated and will be paid out in the following order:
•	first, the Class A-1 Notes will amortize, until they are paid in full;
•	once the Class A-1 Notes are paid in full, the Class A-2 Notes will begin to amortize, until they are paid in full;
•	once the Class A-2 Notes are paid in full, the Class A-3 Notes will begin to amortize, until they are paid in full;
•	once the Class A-3 Notes are paid in full, the Class B Notes will begin to amortize, until they are paid in full;
•	once the Class B Notes are paid in full, the Class C Notes will begin to amortize, until they are paid in full; [and]
•	once the Class C Notes are paid in full, the Class D Notes will begin to amortize, until they are paid in full[; and
•	once the Class D Notes are paid in full, the Class E Notes will begin to amortize, until they are paid in full].
In addition, any outstanding principal amount of any class of notes that has not been previously paid will be payable on the final scheduled distribution date for that class.  The actual date on which the aggregate outstanding principal amount of any class of notes is paid may be earlier than the final scheduled distribution date for that class, depending on a variety of factors.
Optional Redemption
On any distribution date on which the Pool Balance has declined to [10]% or less of the [initial] aggregate Principal Balance of the [initial] automobile loan contracts as of the [initial] cutoff date, the servicer or the depositor may exercise its “clean-up call” option to purchase the automobile loan contract pool, in which case any notes that are still Outstanding may be redeemed in whole, but not in part.  This redemption will cause the early retirement of the redeemed notes.  The redemption price paid for the notes will equal the greater of (i) the amount necessary to pay the full amount of principal and interest then due and payable on the notes[, plus any amounts remaining unpaid to the hedge counterparty under the interest rate swap agreement] and (ii) the fair market value of the Trust Estate other than the reserve account.  Notice of any such redemption will be given by the servicer or the issuing entity to the engaged rating agencies[, the hedge counterparty] and to the indenture trustee.  Such notice shall be provided to the indenture trustee no later than 10 days prior to the planned redemption date.
[Mandatory Redemption

If any amounts remain on deposit in the [revolving account][pre-funding account] at the end of the [revolving period][pre-funding period], each class of notes will be redeemed in part on the mandatory redemption date. The amount of each class to be repaid from the remaining [revolving account][pre-funding account] funds will be equal to that class’ pro rata share of those moneys, based on the respective current note principal amount of each class of notes. However, if the aggregate remaining amount in the [revolving account][pre-funding account] is $[___] or less, that amount will be applied exclusively to reduce the outstanding note principal amount of the class of notes then entitled to receive principal distributions.]
Substitution
The servicer may permit the substitution of the vehicle financed by an automobile loan contract if the vehicle (i) is insured under a qualifying insurance policy at the time of a casualty loss that is treated as a total loss under such insurance policy, (ii) is deemed to be a “lemon” pursuant to applicable state law and repurchased by the related dealer or (iii) is the subject of an order by a court of competent jurisdiction directing the servicer to substitute another vehicle under the related automobile loan contract and certain other conditions are satisfied, so long as the original aggregate Principal Balance of all Substitution Receivables does not exceed the Substitution Limit.  If this Substitution Limit is exceeded for any reason, the servicer is obligated to repurchase a sufficient number of such automobile loan contracts to cause the aggregate original Principal Balances of such Substitution Receivables to be less than the Substitution Limit.
Events of Default
The occurrence and continuance of any of the following events will constitute an event of default under the indenture:
1.
default in the payment of interest when it becomes due and payable on (i) the Class A Notes, (ii) if no Class A Notes are Outstanding, the Class B Notes, (iii) if no Class A Notes or Class B Notes are Outstanding, the Class C Notes, (iv) if no Class A Notes, Class B Notes or Class C Notes are Outstanding, the Class D Notes or (v) if no Class A Notes, Class B Notes, Class C Notes or Class D Notes are Outstanding, the Class E Notes, which default, in each case, remains uncured for five days; provided, however, that if such payment default shall have been caused by a Force Majeure Event, the five day cure period shall be extended for an additional [60] calendar days;

2.
default in the payment of principal of any note when the same becomes due and payable on its final scheduled distribution date; provided, however, that if such payment default shall have been caused by a Force Majeure Event, such default shall not constitute an “event of default” for an additional [60] calendar days;

3.
default in the observance or performance of any covenant or agreement of the issuing entity made in the indenture (other than a default in the payment of principal of or interest on any note when due) which default materially and adversely affects the rights of the noteholders, and which default shall continue unremedied for a period of [45] days (or for such longer period, not in excess of [90] days, as may be reasonably necessary to remedy such default; provided that such default is capable of remedy within [90] days or less and the servicer on behalf of the owner trustee delivers an officer’s certificate to the indenture trustee to the effect that such default is capable of remedy within [90] days or less and that the issuing entity has commenced, or will promptly commence and diligently pursue, all reasonable efforts to remedy such default) after the giving of written notice to the issuing entity and the indenture trustee, by the holders of at least [25]% of the voting rights of the notes Outstanding or to the issuing entity by the indenture trustee, specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture; provided, however, that if such default shall have been caused by a Force Majeure Event, the [45] day cure period shall be extended for an additional [60] calendar days;

4.
any representation or warranty of the issuing entity made in the indenture, any transaction document or in any certificate or any other writing delivered pursuant to the indenture or in connection with the indenture proving to have been incorrect at the time it was made, which failure materially and adversely affects the rights of the noteholders and which default shall continue unremedied for a period of [45] days (or for such longer period, not in excess of [90] days, as may be reasonably necessary to remedy such default; provided that such default is capable of remedy within [90] days or less and the servicer on behalf of the owner trustee delivers an officer’s certificate to the indenture trustee to the effect that such default is capable of remedy within [90] days or less and that the issuing entity has commenced, or will promptly commence and diligently pursue, all reasonable efforts to remedy such default) after the giving of written notice to the issuing entity and the indenture trustee, by the holders of at least [25]% of the voting rights of the notes Outstanding or to the issuing entity by the indenture trustee, specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the indenture; provided, however, that if such default shall have been caused by a Force Majeure Event, the [45] day cure period shall be extended for an additional [60] calendar days;

5.
the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of the issuing entity or any substantial part of the trust estate in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the issuing entity or for any substantial part of the trust estate, or ordering the winding-up or liquidation of the issuing entity’s affairs, and such decree or order shall remain unstayed and in effect for [60] consecutive days; and

6.
the commencement by the issuing entity of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the issuing entity to the entry of an order for relief in an involuntary case under any such law, or the consent by the issuing entity to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the issuing entity or for any substantial part of the trust estate, or the making by the issuing entity of any general assignment for the benefit of creditors, or the failure by the issuing entity generally to pay its debts as such debts become due, or the taking of action by the issuing entity in furtherance of any of the foregoing

If an event of default has occurred and is continuing, the indenture trustee shall, if so requested in writing by the Majority Noteholders (as defined in the Glossary), declare that the notes become due and payable at par, together with accrued interest.  Prior to the declaration of the acceleration of the notes, the Majority Noteholders may waive any event of default or unmatured event of default and its consequences, except a default (i) in the payment of principal of or interest on any of the notes or (ii) in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each note.
Upon the occurrence of an event of default, the indenture trustee shall, if so requested in writing by the Majority Noteholders (subject to limitations set forth in the indenture), accelerate the notes, exercise remedies or liquidate the holding trust property or trust property in whole or in part, on any date or dates following the event of default.  The indenture trustee shall not cause the liquidation of the holding trust property or trust property unless (i)  the event of default is a default in the payment of principal of or interest on any of the notes or (ii) any of (a) noteholders representing 100% of the Outstanding amount of the notes consent thereto, or (b) the proceeds of such sale or liquidation distributable to the noteholders will be sufficient to discharge in full all amounts then due and unpaid on such notes for principal and interest or (c) the indenture trustee determines that the holding trust property and trust property, in the aggregate, will not continue to provide sufficient funds for the payment of principal of and interest on the notes as they would have become due if the notes had not been accelerated and the indenture trustee provides notice to the issuing entity (who shall deliver such notice to the engaged rating agencies) and obtains the consent of noteholders representing at least 66‑2/3% of the Outstanding amount of the notes.
Book-Entry Registration
Upon issuance, the notes will be available in book-entry form or definitive form, as described in this prospectus.  Investors in the book-entry notes may hold their notes through any of The Depository Trust Company or DTC, in the United States, or Clearstream or Euroclear in Europe, which in turn hold through DTC, if they are participants of those systems, or indirectly through organizations that are participants in those systems.  Such notes will be issued as fully-registered notes registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.  One global note will be issued to represent each $500,000,000 of aggregate principal amount of notes of the same issue, and will be deposited with DTC.  Additional global notes will be issued to represent any remaining principal amount of the issue.
The notes will be tradable as home market instruments in both the European and U.S. domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.  Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement.  Secondary market trading between investors through DTC will be conducted according to DTC's rules and procedures applicable to U.S. corporate debt obligations.  Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.
Non-U.S. holders of global securities will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.
DTC, the world's largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC's participants, or Direct Participants, deposit with DTC.  DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited notes, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts.  This eliminates the need for physical movement of definitive notes.  Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC.  DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.  DTCC is owned by the users of its regulated subsidiaries.  Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants.  DTC has a Standard & Poor's rating of AA+.  The DTC Rules applicable to its participants are on file with the SEC.  More information about DTC can be found at www.dtcc.com.
Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records.  The ownership interest of each actual purchaser of each note, or a "beneficial owner," is in turn to be recorded on the Direct and Indirect Participants' records.  Beneficial owners will not receive written confirmation from DTC of their purchase.  Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the beneficial owner entered into the transaction.  Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners.  Beneficial owners will not receive definitive notes representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC.  The deposit of notes with DTC and their registration in the name of Cede & Co., or such other DTC nominee, do not effect any change in beneficial ownership.  DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners.  The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.  Beneficial owners of notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults, and proposed amendments to the transaction documents.  For example, beneficial owners of notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners.  In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.
Redemption notices shall be sent to DTC.  If less than all of the notes within a class are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such class to be redeemed.
Neither DTC nor Cede & Co. (nor any other DTC nominee), will consent or vote with respect to notes unless authorized by a Direct Participant in accordance with DTC's procedures.  Under its usual procedures, DTC mails an omnibus proxy to the related issuing entity as soon as possible after the record date.  The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts notes are credited on the record date (identified in a listing attached to the omnibus proxy).
Redemption proceeds, distributions and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC.  DTC's practice is to credit Direct Participants' account upon DTC's receipt of funds and corresponding detail information from the issuing entity or its agent, on payable date in accordance with their respective holdings shown on DTC's records.  Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC nor its nominee, or the issuing entity, subject to any statutory or regulatory requirements as may be in effect from time to time.  Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuing entity or agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursements of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.
A beneficial owner shall give notice to elect to have its notes purchased or sold, through its participant and shall effect delivery of such notes by causing the Direct Participant to transfer the participant's interest in the notes, on DTC's records.  The requirement for physical delivery of the notes in connection with a sale will be deemed satisfied when the ownership rights in the notes are transferred by Direct Participants on DTC's records and followed by a book-entry credit of sold notes to the purchaser's account.
DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to the issuing entity.  Under such circumstances, in the event that a successor depository is not obtained, definitive notes are required to be printed and delivered.
The issuing entity may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository).  In that event, definitive notes will be printed and delivered to DTC.
The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream Banking, société anonyme, Luxembourg, formerly Cedelbank, or Clearstream, Luxembourg, is incorporated under the laws of Luxembourg.  Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thereby eliminating the need for physical movement of definitive securities.  Transactions may be settled by Clearstream, Luxembourg in a number of currencies, including U.S. Dollars.  Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.  Clearstream, Luxembourg also deals with 45 domestic securities markets around the globe through established depository and custodial relationships.  Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, 'CSSF', which supervises Luxembourg banks.  Clearstream, Luxembourg's customers are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.  Clearstream, Luxembourg's U.S. customers are limited to securities brokers and dealers and banks.  Currently, Clearstream, Luxembourg has over 2,500 customers located across 110 countries, including all major European countries, Canada and the United States.  Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant.  Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear Bank, or Euroclear.
Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for movement of physical securities and any risk from lack of simultaneous transfers of securities and cash.  Transactions may be settled in over 30 currencies, including United States dollars.  Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.  Euroclear is operated by Euroclear Bank S.A./NV under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation.  Euroclear Bank S.A./NV conducts all operations.  All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with Euroclear Bank S.A./NV, not Euroclear Clearance Systems S.C. Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants.  Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries.  Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Euroclear Bank S.A./NV has advised that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis.  As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.  Securities clearance accounts and cash accounts with Euroclear Bank S.A./NV are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law.  These terms and conditions, operating procedures and laws govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.  All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.  Euroclear Bank S.A./NV acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.
Definitive Notes
The notes will be issued in fully registered, certificated form, commonly called "definitive notes," to the noteholders or their nominees, rather than to DTC or its nominee, only if:
•
DTC or Exeter advises the indenture trustee in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depositary with respect to the book-entry notes and Exeter is unable to locate a qualified successor; or

•	after the occurrence of an event of default, the noteholders evidencing at least a majority of the principal amount of the most senior class of notes then outstanding advise the indenture trustee through DTC participants in a manner consistent with the related transaction documents and with the necessary percentage of the aggregate outstanding principal amount of the notes that the continuation of a book-entry system with respect to the notes through DTC is no longer in the best interests of the noteholders.
Upon the occurrence of any event described in the immediately preceding paragraph, DTC will notify all affected noteholders through participants of the availability of definitive notes.  Upon surrender by DTC of its notes and receipt of instructions for re-registration, the indenture trustee will reissue the notes as definitive notes.
Distributions of principal of, and interest on, the notes will then be made by the indenture trustee in accordance with the procedures set forth in the transaction documents directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date.  Distributions will be made by check mailed to the address of the noteholder as it appears on the register maintained by the indenture trustee.  The final payment on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution.
Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a certificate registrar named in a notice delivered to holders of the definitive notes.  No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Statements to Noteholders
On or prior to each distribution date, the indenture trustee will make available a statement to the noteholders detailing information required under the transaction documents.  These statements will be based on the information in the related servicer’s certificate.  Each statement that the indenture trustee delivers to the noteholders will include the following information regarding the notes on the related distribution date to the extent such information has been received from the servicer:
(a)	the amount of the distribution(s) allocable to interest[ including LIBOR for the related interest period];
(b)	the amount of the distribution(s) allocable to principal;
(c)	each class of notes’ aggregate outstanding principal amount and pool factor, before and after considering all payments reported under (b) above on that date;
(d)	the related Noteholders’ Interest Carryover Amount (as defined in the Glossary), if any, and the change in that amount from the preceding statement;
(e)	the servicing fee paid for the related calendar month;
(f)	the amounts paid to the owner trustee, the indenture trustee, the asset representations reviewer[, the backup servicer] and the custodian for the related calendar month;
(g)	[any amounts paid to or received from the hedge counterparty for the related period;]
(h)	the balance of the reserve account[, the pre-funding account][ and the revolving account], before and after considering all distributions and deposits to be made on the related distribution date;
(i)	the number of automobile loan contracts and the Pool Balance as of the close of business on the first and last day of the preceding collection period;

(j)	the amount of the aggregate realized losses on the automobile loan contract pool, if any, for the related period;
(k)	delinquency and loss information with respect to the automobile loan contracts for the related collection period;
(l)	any material change in practices with respect to charge-offs, collection and management of delinquent automobile loan contracts during the related collection period;
(m)	any material modifications, extensions or waivers to automobile loan contracts terms, fees, penalties or payments during the related collection period;
(n)	whether a delinquency trigger has occurred as of the end of the related collection period;
(o)	the aggregate Purchase Amounts for automobile loan contracts, if any, that were repurchased by the servicer, the sponsor or the depositor during the related calendar month; [and]
(p)	the amount of the distribution(s) payable out of amounts withdrawn from the Reserve Account[; and]
(q)
[during the [revolving period][pre-funding period], the amount on deposit in the [revolving account][pre-funding account] and the amount of subsequent automobile loan contracts purchased by the issuing entity].

The noteholders will not receive a separate notification when changes are made to the automobile loan contract pool, such as [when subsequent automobile loan contracts are sold to the issuing entity during the revolving period or] when automobile loan contracts are removed from the automobile loan contract pool pursuant to the provisions of the transaction documents providing the repurchase of automobile loan contracts upon breaches of eligibility representations and warranties.  However, filings detailing the automobile loan contract pool composition will be filed periodically on Form 10-D under the SEC file number 333-[___]-[_] as required by Regulation AB.   In addition, updated asset level data will be filed with the SEC on Form ABS-EE at the time of filing each Form 10-D.
Unless and until definitive notes are issued, the indenture trustee will send these reports to Cede & Co., as registered holder of the notes and the nominee of DTC on the trust’s behalf.  See “Description of the Notes” in this prospectus.
The indenture trustee will make available each month to each noteholder the above information (and certain other documents, reports and information regarding the automobile loan contracts provided by the servicer from time to time) via the indenture trustee’s internet website with the use of a password provided by the indenture trustee.  The indenture trustee’s internet website will be located at [____] or at such other address as the indenture trustee shall notify the noteholders from time to time.  For assistance with regard to this service, you can call the indenture trustee’s customer service desk at [___].
After the end of each calendar year, within the required time period, the indenture trustee will furnish to each person who at any time during the calendar year was a noteholder a statement as to the aggregate amounts of interest and principal paid to the noteholder and any other information as the depositor deems necessary to enable the noteholder to prepare its tax returns.
Description of the Transaction Documents
The following summary describes material terms of the purchase agreement, [each subsequent purchase agreement,] the sale agreement[s], [each subsequent sale agreement,] the sale and servicing agreement, the indenture and the trust agreement, but is not a complete description of each transaction document.  The issuing entity has filed forms of these transaction documents as exhibits to the registration statement. On or prior to the filing of the final prospectus, the issuing entity will also file final versions of these transaction documents on a Form 8-K under the issuing entity’s SEC file number.  The term transaction documents as used with respect to the issuing entity or the holding trust means, except as otherwise specified, any and all agreements relating to the establishment of the trust, the transfer and servicing of the automobile loan contracts and the issuance of the notes, including without limitation the purchase agreement, [each subsequent purchase agreement,] the sale agreement[s], [each subsequent sale agreement,] the sale and servicing agreement, the indenture and the trust agreement.
The notes will be issued in connection with the entry into the transaction documents by the issuing entity, the holding trust, the depositor and the sponsor, which transaction documents will establish the issuing entity and holding trust, transfer the automobile loan contracts among the parties and issue the notes.
Sale and Assignment of the Automobile Loan Contracts
On or prior to the closing date, Exeter will enter into a purchase agreement with the depositor pursuant to which Exeter will sell and assign to the depositor, without recourse, its entire interest in and to certain of the [initial] automobile loan contracts.  [From time to time during the [revolving period][pre-funding period], the sponsor will enter into subsequent purchase agreements with the depositor pursuant to which the sponsor will sell and assign to the depositor, without recourse, its entire interest in and to certain subsequent automobile loan contracts.]  Under the purchase agreement [and each subsequent purchase agreement], Exeter will also sell and assign to the depositor, without recourse, its security interest in the financed vehicles securing the related automobile loan contracts and its rights to receive all payments on, or proceeds from, the related automobile loan contracts to the extent paid or payable after the [applicable] cutoff date.  Each automobile loan contract transferred by Exeter to the depositor will be identified in an automobile loan contract schedule appearing as an exhibit to the purchase agreement [or the related subsequent purchase agreement, as applicable]. [There will be no independent verification required to confirm Exeter’s determination that the subsequent automobile loan contracts transferred by Exeter to the depositor meet the eligibility criteria set forth under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts”].
On or prior to the closing date, [the][each] seller will enter into a sale agreement with the depositor and Exeter pursuant to which [the][each] seller will sell and assign to the depositor, without recourse, its entire interest in and to certain of the [initial] automobile loan contracts.  [From time to time during the [revolving period][pre-funding period], [the][each] seller will enter into subsequent sale agreements with the depositor and Exeter pursuant to which [the][each] seller will sell and assign to the depositor, without recourse, its entire interest in and to certain subsequent automobile loan contracts.]  Under [the][each] sale agreement [and each subsequent sale agreement], [the][each] seller will also sell and assign to the depositor, without recourse, its security interest in the financed vehicles securing the related automobile loan contracts and its rights to receive all payments on, or proceeds from, the related automobile loan contracts to the extent paid or payable after the [applicable] cutoff date.  Each automobile loan contract transferred by [the][each] seller to the depositor will be identified in an automobile loan contract schedule appearing as an exhibit to [the][each] sale agreement [or the related subsequent sale agreement, as applicable]. [There will be no independent verification required to confirm [the][each] seller’s determination that the subsequent automobile loan contracts transferred by [the][each] seller to the depositor meet the eligibility criteria set forth under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts”].
On or prior to the closing date, the depositor will enter into a sale and servicing agreement with the issuing entity pursuant to which the depositor will sell and assign to the issuing entity, without recourse, its entire interest in and to the [initial] automobile loan contracts.  [From time to time during the revolving period, the depositor will enter into subsequent transfer agreements with the issuing entity pursuant to which the depositor will sell and assign to the issuing entity, without recourse, its entire interest in and to certain subsequent automobile loan contracts.] Under the sale and servicing agreement [and each subsequent transfer agreement], the depositor will also sell and assign to the issuing entity, without recourse, its security interest in the financed vehicles securing the related automobile loan contracts and its rights to receive all payments on, or proceeds from, the related automobile loan contracts to the extent paid or payable after the [applicable] cutoff date.  Each automobile loan contract transferred by the depositor to the issuing entity will be identified in an automobile loan contract schedule appearing as an exhibit to the sale and servicing agreement [or the related subsequent transfer agreement, as applicable]. [There will be no independent verification required to confirm the depositor’s determination that the subsequent automobile loan contracts transferred by the depositor to the issuing entity meet the eligibility criteria set forth under “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts”].

Under the contribution agreement, the issuing entity will transfer to the holding trust 100% of the interest in and to the automobile loan contracts [from time to time].  The holding trust will issue the holding trust certificate to the issuing entity under the contribution agreement.
Under the purchase agreement[, each subsequent purchase agreement] [,][and] the sale agreement[s] [and each subsequent sale agreement], Exeter will agree that, upon the breach of any eligibility representation and warranty made by Exeter to the depositor which is breached and which triggers the depositor’s repurchase obligation with respect to any automobile loan contract, the holding trust will be entitled to require Exeter to repurchase the affected automobile loan contracts directly from the holding trust.  The holding trust’s rights under the purchase agreement and sale agreement[s] will constitute part of the holding trust’s property and may be enforced directly by the holding trust.  In addition, the holding trust will pledge these rights to the indenture trustee as collateral for the notes and the indenture trustee may directly enforce those rights.
[The Pre-funding Period
Approximately $[___] of the proceeds from the sale of the notes will be deposited into a pre-funding account and will be used by the issuing entity to purchase subsequent automobile loan contracts from the depositor after the closing date. The issuing entity expects to purchase automobile loan contracts with an aggregate Principal Balance equal to approximately $[___] [Insert amount that is no greater than 25% of the proceeds of the offering of the notes] with the amounts on deposit in the pre-funding account from time to time on or before [___], 20[_] [Insert date that is no more than one year from the closing date], which is the last day of the pre-funding period. The automobile loan contracts purchased with the amounts on deposit in the pre-funding account are expected to represent approximately [_]% of the initial aggregate Principal Balance of the expected automobile loan contract pool as of [___], 20[_].
The subsequent automobile loan contracts will be originated by dealers [and/or unaffiliated third party originators] [and/or originated directly by the sponsor] for assignment to the sponsor, and will not be materially different from the initial automobile loan contracts acquired by the issuing entity on the closing date. Additional eligibility requirements for the subsequent automobile loan contracts purchased with amounts on deposit in the pre-funding account are described under “The Automobile Loan Contracts— Eligibility Criteria for Subsequent Automobile Loan Contracts.”
[Approximately $[___] of the proceeds from the sale of the notes will be deposited into a capitalized interest account. Amounts will be released from the capitalized interest account on the first distribution date and on each distribution date thereafter, until the distribution date immediately following the last day of the pre-funding period, and will be used by the issuing entity as an additional source of funds to make payments on those distribution dates. The amount that will be released from the capitalized interest account on each of these distribution dates is described under “Description of the Transaction Documents—Accounts.”].]
 [The Revolving Period
The revolving period encompasses the period from the closing date until the earliest of:
•	the [___], 20[_] [NOTE: insert date not later than three years from the closing date] distribution date (after giving effect to distributions on that date); and
•
the date on which an early amortization event, as set forth in “—Early Amortization Events” below, occurs (prior to taking into consideration any distributions on that date if such date is a distribution date).

No principal payments will be made on the notes during the revolving period. During the revolving period, amounts otherwise available to pay principal on the notes on a distribution date will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor, from time to time on distribution dates during the revolving period. Additionally, excess cashflow will be deposited into the revolving account on each distribution date during the revolving period, and will be applied to purchase subsequent automobile loan contracts to build and maintain the Required Revolving Pool Balance (as defined in the Glossary) from time to time on distribution dates during the revolving period. If no early amortization event occurs, principal will first be distributable to the noteholders on the [___], 20[_] distribution date (or, in the case of a mandatory redemption, on the [___], 20[_] distribution date). If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding such amortization event or, if the early amortization event occurs on a distribution date, on such date. The issuing entity will purchase subsequent automobile loan contracts on distribution dates, at least quarterly, during the revolving period to reach and maintain the Required Revolving Pool Balance.
The issuing entity’s ability to acquire subsequent automobile loan contracts during the revolving period will be limited by the amount of collections received on the automobile loan contracts with which the issuing entity can purchase such subsequent automobile loan contracts and the availability of eligible automobile loan contracts for the issuing entity to purchase. The purchase price for each subsequent automobile loan contract purchased by the issuing entity from the depositor will equal the Principal Balance of such subsequent automobile loan contract.
The subsequent automobile loan contracts will also have been originated by Exeter through dealers [and/or purchased from unaffiliated third party originators] and then assigned to Exeter [or were originated directly with consumers by Exeter] and must meet the eligibility requirements described in “The Automobile Loan Contracts—Eligibility Criteria for Subsequent Automobile Loan Contracts.” To the extent that amounts allocated for the purchase of subsequent automobile loan contracts are not so used on any monthly distribution date, they will remain in the revolving account and be applied on subsequent distribution dates during the revolving period to purchase subsequent automobile loan contracts. Upon termination of the revolving period, the amortization period will begin and amounts received by the issuing entity allocable to principal will be applied to the payment of principal of the notes further described herein. Amounts remaining on deposit in the revolving account at the end of the revolving period will be distributable to the noteholders as a mandatory redemption as described in “Description of the Notes—Mandatory Redemption.”]
[Early Amortization Events
The revolving period will terminate earlier than the scheduled amortization date if an early amortization event occurs. An early amortization event means any of the following:
•	[the Three-Month Rolling Average Delinquency Ratio (as defined in the Glossary) exceeds [_]%;]
•	[the Three-Month Rolling Average Annualized Net Loss Ratio (as defined in the Glossary) exceeds [_]%;]
•
with respect to [_] consecutive distribution dates, funds are on deposit in the revolving account in an amount greater than [_]% of the Pool Balance as of the initial cutoff date, then at the end of the first two consecutive distribution dates after taking into consideration the subsequent automobile loan contracts purchased by the issuing entity on each such distribution date and funds that are expected to be on deposit in the revolving account in an amount greater than [_]% of the Pool Balance as of the initial cutoff date at the end of the third distribution date (calculated as of the related determination date) after taking into consideration the subsequent automobile loan contracts scheduled to be purchased on the third distribution date; or

•	a servicer termination event under the sale and servicing agreement has occurred.
If an early amortization event occurs, principal will first be distributable to the noteholders on the distribution date immediately succeeding the early amortization event or, if the early amortization event occurs on a distribution date, on such date.]
Accounts

The servicer will establish and maintain a lockbox account that is a segregated account with a bank or banks, in the indenture trustee’s name for the noteholders’ benefit under the sale and servicing agreement.  The servicer will use its best efforts to notify or direct obligors to make all payments on the automobile loan contracts [after the [applicable] cutoff date] to be made directly to one or more lockbox banks.  The servicer will use its best efforts to notify or direct any lockbox bank to deposit all payments on the automobile loan contracts in the lockbox account no later than the business day after receipt.
The indenture trustee will establish a collection account in its own name, on the noteholders’ behalf.  All amounts that are deposited to the lockbox account will be transferred, within two business days of deposit in the lockbox account, to the collection account.  The collection account will be maintained with the indenture trustee so long as the indenture trustee’s deposits have a rating acceptable to the engaged rating agencies.  If the deposits of the indenture trustee or its corporate parent no longer have an acceptable rating, the servicer will, with the indenture trustee’s assistance if necessary, establish a new collection account within 5 business days (or such longer period as to which each engaged rating agency may consent) at a bank whose deposits have the required rating under the sale and servicing agreement and will transfer any cash and/or investments to such new collection account.
The indenture trustee will establish and maintain a note distribution account in its own name, on the noteholders’ behalf.  Amounts that are released from the collection account or the reserve account for distribution to noteholders will be deposited to the note distribution account and all distributions to the noteholders will be made from the note distribution account.
The indenture trustee will establish and maintain a reserve account in its own name, on the noteholders’ behalf.  Amounts may be released from the reserve account in the manner set forth in “—Credit Enhancement—Reserve Account.”
[The indenture trustee will establish and maintain the revolving account in its own name, on the noteholders’ behalf. During the revolving period, amounts that would otherwise be available to pay principal on the notes will be deposited into the revolving account and applied to purchase subsequent automobile loan contracts from the depositor. Additionally, excess cashflow will be deposited into the revolving account during the revolving period to purchase subsequent automobile loan contracts from the depositor in order to build and maintain the Required Revolving Pool Balance. On any distribution date during the revolving period, the servicer has the option to instruct the indenture trustee to use money on deposit in the revolving account to purchase subsequent automobile loan contracts on distribution dates. Amounts remaining on deposit in the revolving account, on any distribution date during the revolving period on which the sum of the Pool Balance and the amount on deposit in the revolving account, after giving effect to any purchases of subsequent automobile loan contracts on such distribution date, exceeds the Required Revolving Pool Balance, will be released to the collection account for inclusion as Available Funds. If any amounts remain on deposit in the revolving account at the end of the revolving period, each class of notes will be redeemed in part on the mandatory redemption date as described in “Description of the Notes—Mandatory Redemption.”]
[The indenture trustee will establish and maintain the pre-funding account in its own name, on the noteholders’ behalf. On the closing date, [_]% of the net proceeds from the sale of the notes will be deposited in the pre-funding account. During the pre-funding period, consisting of [_] months following the closing date, funds on deposit in the pre-funding account will be applied to purchase subsequent automobile loan contracts from the depositor. If any amounts remain on deposit in the pre-funding account at the end of the pre-funding period, each class of notes will be redeemed in part on the mandatory redemption date as described in “Description of the Notes—Mandatory Redemption.”]
[The indenture trustee will establish and, until the first distribution date following the last day of the pre-funding period, maintain a capitalized interest account in the indenture trustee’s name, on the noteholders’ behalf. On the closing date, the issuing entity will deposit approximately $[__] in the capitalized interest account. The monthly capitalized interest amount will be withdrawn from the capitalized interest account on the distribution dates occurring in [__], 20[_], [__], 20[_], [__], 20[_] and [__], 20[_].  The monthly capitalized interest amount will equal the interest accrued for each distribution date at the weighted average interest rates [of                ] on the portion of the notes having a principal amount in excess of the Principal Balances of the automobile loan contracts. Any amounts remaining on deposit in the capitalized interest account on the mandatory redemption date will be withdrawn and paid directly to the depositor.]
Funds on deposit in the collection account, the note distribution account and the reserve account (collectively, the trust accounts) will be invested by the indenture trustee (or any custodian with respect to funds on deposit in such account) in eligible investments that mature not later than the business day prior to the following distribution date selected in writing by the servicer (pursuant to standing instructions or otherwise).  “Eligible investments” are limited to investments acceptable to the engaged rating agencies as being consistent with the rating of the notes, and may include securities issued by the sponsor, the servicer or their respective affiliates or other issuing entities created by the sponsor or its affiliates.  The servicer will deposit investment earnings on funds in the trust accounts, net of losses and investment expenses, in the collection account on each distribution date.  Absent written direction from the servicer, the indenture trustee shall hold such funds uninvested.
All accounts, other than the lockbox account, will be maintained as eligible deposit accounts.  An "eligible deposit account" is a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as (i) the long-term unsecured debt of such depository institution has a credit rating from each rating agency engaged to rate the notes which signifies investment grade and (ii) such depository institutions’ deposits are insured by the FDIC.
The Servicer
The sponsor will be the initial servicer under the transaction documents.  The servicer may delegate its servicing responsibilities to one or more affiliates or sub-servicers, but delegation will not relieve it of its liabilities under the transaction documents.  The transaction documents will describe certain circumstances under which a servicer may resign or be removed, as described in this prospectus.
The servicer will make representations and warranties regarding its authority to enter into, and its ability to perform, its obligations under the transaction documents.  An uncured material breach of a representation or warranty that materially and adversely affects the interests of the issuing entity, the holding trust or the noteholders will constitute a servicer termination event.
Servicing Procedures
The transaction documents will provide that the servicer will make reasonable efforts to:
(a)	collect all payments due on the automobile loan contracts which are part of the holding trust property; and
(b)	make collections on the automobile loan contracts using the same collection procedures that it follows with respect to automobile loan contracts that it services for itself and others.
Consistent with its customary procedures, the servicer may, in its discretion, arrange with an obligor on an automobile loan contract to extend the payment schedule.  Some of the arrangements — including, without limitation, any extension of the payment schedule beyond the final scheduled distribution date for the latest maturing class of notes — may result in the servicer repurchasing the automobile loan contract.  The servicer may sell the vehicle securing a defaulted automobile loan contract, if any, at a public or private sale, or take any other action permitted by applicable law.
Payments on Automobile Loan Contracts
The servicer will deposit into the lockbox account all payments on the related automobile loan contracts, from whatever source, and all proceeds of the automobile loan contracts collected, within two business days of receipt and identification, which amounts will be transferred to the collection account.  The servicer may not commingle amounts deposited in the collection account with funds from other sources.
Servicing Compensation
Under the sale and servicing agreement, the servicer will receive a servicing fee on each distribution date.  For so long as Exeter [or the backup servicer] is the servicer, the servicing fee on each distribution date will equal [the sum of (A)] [_]% times the aggregate Principal Balance of the automobile loan contracts as of the opening of business on the first day of the collection period (or in the case of the first distribution date, as of [__], 20[_]) times one-twelfth, [plus (B) [_]% times the aggregate Principal Balance of all subsequent automobile loan contracts sold to the issuing entity during the related collection period times the number of days during that collection period that the subsequent automobile loan contracts were owned by the issuing entity divided by 360]. For so long as any successor servicer [other than the backup servicer] is the servicer, the servicing fee may be greater than the servicing fee that Exeter [and the backup servicer] [is][are] entitled to receive as the servicer.  In addition to the servicing fee, the servicer will also retain any late fees, prepayment charges and other administrative fees or similar charges allowed by applicable law with respect to the automobile loan contracts as supplemental servicing fees, and would be entitled to reimbursement from the issuing entity for various expenses.  The servicer will allocate obligor payments to scheduled payments due from obligors, late fees and other charges, and principal and interest in accordance with the servicer’s normal practices and procedures.
The servicing fee and any supplemental servicing fee will compensate the servicer for performing the functions of a third-party servicer of automobile loan contracts as an agent for their beneficial owner.  These servicer functions will include:
•	collecting and posting all payments;
•	responding to obligor inquiries on the related automobile loan contracts;
•	investigating delinquencies;
•	sending billing statements to obligors;
•	reporting tax information to obligors;
•	paying collection and disposition costs with respect to defaulted accounts;
•	monitoring the collateral;
•	administering the automobile loan contracts;
•	complying with the terms of the lockbox account agreement;
•	accounting for collections and furnishing statements to the indenture trustee with respect to distributions;
•	paying certain taxes;
•	paying accounting fees;
•	paying outside auditor fees; and
•	paying data processing costs.
The servicer will also be reimbursed for repossession and recovery fees and costs associated with maintaining bank accounts that are necessary to service the automobile loan contracts.

The servicer may delegate its duties under any transaction document with respect to the servicing of and collections on certain automobile loan contracts to an affiliate of the servicer without first obtaining the consent of any person.  The servicer may utilize third party agents in connection with its usual collection activities, such as repossessions and pursuing deficiency balances.  The fees and expenses of any third party agent will be as agreed between the servicer and its third party agent and none of the indenture trustee, [the backup servicer,] the issuing entity, the holding trust or the noteholders will have any responsibility for those fees and expenses.  No delegation by the servicer of any of its duties under any transaction document shall relieve the servicer of its responsibility with respect to such duties.
Distributions
Distributions of principal and interest on each note will be made by the indenture trustee to the noteholders.  The timing, calculation, allocation, order, source, priorities of and requirements for distributions on each note will be as described below under “—Distribution Date Payments”, “—Distribution Date Payments after an Event of Default” and “—Distribution Date Payments after an Event of Default Related to a Breach of a Covenant or a Representation and Warranty.”
On each distribution date, the servicer will transfer collections on the automobile loan contracts from the collection account to the note distribution account for distribution to noteholders.  As described below in “—Credit Enhancement”, credit enhancement may be available to cover certain shortfalls in the amount available for distribution.  Distributions in respect of principal of a class of notes will be subordinate to distributions in respect of interest on the class.
Servicer’s Certificates
On each determination date, the servicer will deliver the servicer’s certificate to [the hedge counterparty,] the indenture trustee[,] [and] the owner trustee [and the backup servicer].  The servicer will also deliver the servicer’s certificate to each engaged rating agency no later than the [__] of each month (or, if not a business day, the next succeeding business day).  The servicer’s certificate will specify, among other things:
•	information necessary to enable the indenture trustee to make the required distributions on the related distribution date;
•	the amount of aggregate collections on the automobile loan contracts during the preceding calendar month;
•	the aggregate Purchase Amounts (as defined in the Glossary) of automobile loan contracts purchased by the depositor and Exeter during the preceding calendar month; and
•	the aggregate amount of Net Liquidation Proceeds (as defined in the Glossary) during the preceding calendar month.
The determination date with respect to collections received during a calendar month is the second business day prior to the related distribution date in the next calendar month.
Distribution Date Payments
On or prior to each distribution date, the servicer will instruct the indenture trustee to make the following distributions on such distribution date from Available Funds and the amounts withdrawn from the reserve account in the following order of priority[; provided, that trust expenses that are payable to Exeter or any of its affiliates may not be paid using amounts withdrawn from the reserve account]:
1.	[to the hedge counterparty, net payments (excluding swap termination payments), if any, then due to it under the interest rate swap transaction;]

2.
to the servicer, the servicing fee for the related calendar month, any supplemental servicing fees for the related calendar month and, to the extent the servicer has not reimbursed itself or to the extent not retained by the servicer, other amounts relating to mistaken deposits, postings or checks returned for insufficient funds; to Exeter, to the extent available, any amounts paid by the borrowers during the preceding calendar month that [were deposited in the lockbox account but that] do not relate to principal payments, interest payments or extension fees due on the automobile loan contracts; and to any successor servicer, transition fees not to exceed $[__] (including boarding fees) in the aggregate;

3.
to each of the indenture trustee, the custodian, the owner trustee[, the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed)] and the asset representations reviewer, any accrued and unpaid fees, expenses and indemnities then due to each of them (to the extent Exeter has not previously paid those fees, expenses and indemnities), and provided that such fees, expenses and indemnities shall not exceed (i) $[__] in the aggregate in any calendar year to the owner trustee, (ii) $[__] in the aggregate in any calendar year to the custodian[, (iii) $[__] in the aggregate in any calendar year to the indenture trustee and the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed)] and ([iv]) $[__] [each month][in the aggregate in any calendar year] to the asset representations reviewer;

4.
[pari passu, (i)] to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount (as defined in the Glossary) payable on the Class A Notes for payment pari passu to the holders of the Class A-1 Notes, Class A-2[-A] Notes[, the Class A-2-B Notes] and Class A-3 Notes[, and (b) to the hedge counterparty, swap termination payments (so long as the hedge counterparty is not a defaulting party or the sole affected party with respect to the termination of the interest rate swap agreement)];

5.
[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary to reduce the principal amount of the Class A Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”

6.	to the note distribution account, to make a payment of the remaining note principal amount of any Class A Notes on its respective final scheduled distribution date;
7.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class B Notes;
8.
[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses [5] and [6] above, to reduce the combined principal amount of the Class A Notes and Class B Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”

9.	to the note distribution account, to make a payment of the remaining note principal amount of the Class B Notes on its final scheduled distribution date;
10.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class C Notes;
11.
[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses [5], [6], [8] and [9] above, to reduce the combined principal amount of the Class A Notes, Class B Notes and Class C Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”

12.	to the note distribution account, to make a payment of the remaining note principal amount of the Class C Notes on its final scheduled distribution date;

13.	to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class D Notes;
14.
[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses [5], [6], [8], [9], [11] and [12] above, to reduce the combined principal amount of the Class A Notes, Class B Notes, Class C Notes and Class D Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”

15.	to the note distribution account, to make a payment of the remaining note principal amount of the Class D Notes on its final scheduled distribution date;
16.	[to the note distribution account, that portion of the Noteholders’ Interest Distributable Amount payable on the Class E Notes;]
17.
[[after the revolving period,] to the note distribution account, to make a payment of principal to the extent necessary, after giving effect to any payments made under clauses [5], [6], [8], [9], [11], [12], [14] and [15] above, to reduce the combined principal amount of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes to the Pool Balance, which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”]

18.	[to the note distribution account, to make a payment of the remaining note principal amount of the Class E Notes on its final scheduled distribution date;]
19.	to the reserve account, an amount necessary to cause the amount deposited therein to equal the specified reserve account amount;
20.	to the note distribution account, to make a payment of the Principal Payment Amount which amount will be paid out as described above under “Description of the Notes—Payments of Principal;”
21.
to pay each of the indenture trustee, the custodian, the owner trustee, the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed) and any successor servicer, any fees, expenses and indemnities then due to such party that are in excess of the related cap or annual limitation specified in the sale and servicing agreement; and

22.	to pay all remaining amounts to the certificate distribution account for further distribution to the certificateholders.
Amounts that would remain on deposit in the reserve account on any distribution date that are in excess of the lesser of (i) at least [_]% of the initial aggregate Principal Balance of all automobile contracts as of the cutoff date and (ii) the aggregate principal amount of the notes after giving effect to all payments on that distribution date will be added to Available Funds and distributed in accordance with the priorities set forth above.  The reserve account balance on any distribution date will not in any event be greater than the aggregate principal amount of the notes on that distribution date after giving effect to all payments on that distribution date.  On any distribution date that the amount on deposit in the reserve account, together with Available Funds, is sufficient to pay all amounts due pursuant to priorities 1 through [18] set forth above and the note principal amount of all Outstanding classes of notes, such amounts will be used to pay the Outstanding notes in full on such distribution date.
Distribution Date Payments after an Event of Default
Amounts collected (i) following the occurrence of an event of default pursuant to clauses 1, 2 or 4 set forth under “Description of the Notes—Events of Default” or (ii) upon liquidation of the trust assets will not be distributed in accordance with the priorities set forth under “—Distribution Date Payments” but will instead be distributed in accordance with the following order of priority:

1.
to the servicer, [the hedge counterparty,] the owner trustee, the indenture trustee, the custodian[, the backup servicer (including the backup servicer in its capacity as successor servicer if so appointed)] and the asset representations reviewer, certain amounts due and owing to such entities, pursuant to the priorities set forth at clauses [1, 2 and 3] under “—Distribution Date Payments” above, ratably, without preference or priority of any kind and without regard to the caps set forth in clauses [2] and [3] “—Distribution Date Payments” above;

2.	to the Class A noteholders, for amounts due and unpaid on the notes for interest;
3.
to the Class A noteholders, for amounts due and unpaid on the notes for principal, first, to the noteholders of the Class A-1 Notes until they are paid in full and, second, to the noteholders of the Class A-2[-A] Notes[, Class A-2-B Notes] and Class A-3 Notes, ratably without preference or priority, until they are paid in full, until the Class A Notes are paid in full;

4.	to the Class B noteholders, for amounts due and unpaid on the notes for interest;
5.	to the Class B noteholders, for amounts due and unpaid on the notes for principal, until the Class B Notes are paid in full;
6.	to the Class C noteholders, for amounts due and unpaid on the notes for interest;
7.	to the Class C noteholders, for amounts due and unpaid on the notes for principal, until the Class C Notes are paid in full;
8.	to the Class D noteholders, for amounts due and unpaid on the notes for interest;
9.	to the Class D noteholders, for amounts due and unpaid on the notes for principal, until the Class D Notes are paid in full;
10.	[to the Class E noteholders, for amounts due and unpaid on the notes for interest;]
11.	[to the Class E noteholders, for amounts due and unpaid on the notes for principal, until the Class E Notes are paid in full;] and
12.	to pay all remaining amounts to the certificate distribution account for further distribution to the certificateholders.
Distribution Date Payments after an Event of Default Related to a Breach of a Covenant or a Representation and Warranty
Amounts collected following the occurrence of an event of default related to a breach of a covenant or a representation and warranty will be distributed in accordance with the priorities set forth under “—Distribution Date Payments,” except that (a) the amounts to be distributed pursuant to clauses [2] and [3] under “—Distribution Date Payments” shall be made without regard to the caps set forth therein and (b) the amount of principal to be distributed pursuant to clause [20] under “—Distribution Date Payments” shall instead be used to pay principal (i) on the Class A Notes, ratably, without preference or priority, until they are paid in full, (ii) then on the Class B Notes until they are paid in full, (iii) then on the Class C Notes until they are paid in full, (iv) then on the Class D Notes until they are paid in full [and (v) then on the Class E Notes until they are paid in full].
Fees and Expenses
The following table provides an itemized list of the fees and expenses that will be paid on each distribution date from the Available Funds in order of priority as set forth under “—Distributions—Distribution Date Payments” in this prospectus.  The fees described below do not change upon an event of default.

Fee	General Purpose of the Fee	Amount or Calculation of Fee
1. Servicer Fee	Compensation to the servicer for services provided pursuant to the transaction documents.
If Exeter [or the backup servicer] is the servicer, with respect to any collection period, [the sum of (A)] [_]% times the aggregate Principal Balance of the automobile loan contracts as of the opening of business on the first day of the collection period (or in the case of the first distribution date, as of [__], 20[_]) times one-twelfth, [plus (B) [_]% times the aggregate Principal Balance of all subsequent automobile loan contracts sold to the issuing entity during the related collection period times the number of days during that collection period that the subsequent automobile loan contracts were owned by the issuing entity divided by 360].

2. Indenture Trustee Fee	Compensation to the indenture trustee for services provided pursuant to the transaction documents.	[To be provided for each transaction]
3. Owner Trustee Fee	Compensation to the owner trustee for services provided pursuant to the transaction documents.	[To be provided for each transaction]
[4. Backup Servicer Fee]	[Compensation to the backup servicer for services provided pursuant to the transaction documents.]	[To be provided for each transaction]
5. Custodian Fee	Compensation to the custodian for services provided pursuant to the transaction documents.	The aggregate of all fees and expenses paid by the custodian to the sub-custodians.
6. Asset Representations Reviewer Fee	Compensation to the asset representations reviewer for serving in that role.	[To be provided for each transaction]
7. Asset Representations Reviewer Fee (Review Fees)	Compensation to the asset representations reviewer for conducting reviews pursuant to the asset representations review agreement.	[To be provided for each transaction]
[5. Hedge Counterparty Fee]
[Net amounts payable to the hedge counterparty under any interest rate swap agreement and termination payments that are due and payable to the hedge counterparty pursuant to the interest rate swap agreement.]

[To be provided for each transaction]
The expenses of the servicer will be reimbursed as set forth under “—Servicing Compensation.”

Collection Period Statements
Prior to each distribution date, the servicer will provide to the indenture trustee, as of the close of business on the last day of the preceding collection period, a statement describing substantially the same information provided in the periodic reports to noteholders.  These reports are described under "—Statements to Noteholders" on page [_] of this prospectus.
Credit Enhancement
Credit enhancement for any class of notes is intended to enhance the likelihood that noteholders of that class of notes will receive the full amount of principal and interest due and to decrease the likelihood that the noteholders will experience losses.  Credit enhancement for a class of notes will not provide protection against all risks of loss and will not necessarily guarantee repayment of the entire principal amount and interest.  If losses occur which exceed the amount covered by any credit enhancement, or which are not covered by any credit enhancement, the amount available to make payments on the notes will be reduced to the extent of these losses and noteholders will bear their allocable share of deficiencies.  The risk of loss will be borne first by [the Class E Notes, then] the Class D Notes, then the Class C Notes, then the Class B Notes, and finally, the Class A Notes.
Credit enhancement for the notes is provided by:
•	the application of excess cashflow, which is the amount by which the interest paid by the obligors exceeds the interest earned on the notes and other fees and expenses of the issuing entity;
•	overcollateralization, which is the excess of the Pool Balance [plus amounts on deposit in the [revolving account][pre-funding account]] over the aggregate principal amount of the notes;
•	amounts on deposit in the reserve account; and
•	the subordination of each class, if any, that is junior in its right to receive payments of principal and interest to the related class of Notes.
Application of Excess Cashflow
Because it is anticipated that more interest will be paid by the obligors than is necessary to pay the interest earned on the notes and the issuing entity’s monthly fees and expenses, there is expected to be excess cashflow each month.  To the extent that the collections in any month are greater than the amount necessary to pay trust expenses and principal and interest on the notes, the remaining amount will be available [during the revolving period to build and maintain the Required Revolving Pool Balance, and after the revolving period,] to make principal payments on the notes to build and maintain overcollateralization at a targeted level and to maintain the reserve account at its target amount [and, to the extent that any amounts remain, to make accelerated payments of principal on the Class E Notes to a targeted level, as applicable].
Overcollateralization
Overcollateralization will exist whenever the Pool Balance exceeds the aggregate note principal amount.  On the closing date the initial amount of overcollateralization will be approximately [_]% of the Pool Balance as of the cutoff date, but the sale and servicing agreement requires that the amount of overcollateralization be increased to, and then maintained at, a target amount.
The target amount of overcollateralization on any distribution date will equal the greater of:
(1)            either (A) on the first and second distribution dates and on any distribution date thereafter with respect to which no Cumulative Net Loss Trigger exists, [_]% of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period or (B) on the third distribution date or thereafter, but only if a Cumulative Net Loss Trigger exists with respect to such distribution date, [_]% of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period;
and
(2)            [_]% of the Pool Balance as of the [initial] cutoff date.
The Principal Payment Amount that is paid on each distribution date will reduce the note principal amount of the most senior Outstanding class or classes of notes.  The Principal Payment Amount will be no greater than the amount that is necessary to build or maintain the actual amount of overcollateralization to the target amount of overcollateralization.
[NOTE: For any transaction, the initial overcollateralization and/or the target overcollateralization may be calculated differently than described herein.  In addition, overcollateralization may or may not be tied to a cumulative net loss trigger, and any cumulative net loss trigger may be calculated differently than described herein.  Any such calculations shall be set forth in the related prospectus.]
Subordination
A class of notes that is lower in priority of payment provides credit support to those classes of notes having higher priority of payment relative to that class.  Consequently, to the extent that the trust assets do not generate enough cash to satisfy the trust’s obligations, including the obligations to make payments to noteholders, payments that would otherwise be made to the holders of the certificates representing the residual interest in the trust will first be eliminated and any shortfalls or losses will then be absorbed as follows:
•	first, [by the holders of the Class E Notes, to the extent amounts are due to them;
•	second,] by the holders of the Class D Notes, to the extent amounts are due to them;
•	third, by the holders of the Class C Notes, to the extent amounts are due to them;
•	fourth, by the holders of the Class B Notes, to the extent amounts are due to them; and
•
fifth, by the holders of the Class A-3 Notes, Class A-2 Notes and Class A-1 Notes, to the extent amounts are due to them, in that order (except as described under “Description of the Transaction Documents—Distributions—Distribution Date Payments after an Event of Default”).

Reserve Account
On the closing date, a reserve account will be established in the name of the indenture trustee on behalf of the noteholders and an initial cash deposit of approximately $[__], which is at least [_]% of the [expected] initial aggregate Principal Balance of the automobile loan contracts as of the [initial] cutoff date, will be made to the reserve account.  The reserve account will be in the name of and maintained by the indenture trustee for the benefit of the noteholders and will be part of the trust assets.  On each distribution date, excess cashflow will be deposited to the reserve account to maintain the amount on deposit at [_]% or more of the aggregate initial Principal Balance of all automobile loan contracts as of the cutoff date; provided that the amount on deposit in the reserve account will not exceed the aggregate principal amount of the notes after giving effect to all payments on that distribution date.
Amounts on deposit in the reserve account will be invested in certain eligible investments at the direction of the servicer that mature not later than the business day prior to the following distribution date.  Any net income from those investments will be deposited into the reserve account.  Absent written direction from the servicer, the indenture trustee shall hold such funds uninvested.
On each distribution date, the amount on deposit in the reserve account will be withdrawn, to the extent necessary, to fund any deficiencies in the payments of trust expenses [(other than trust expenses that are payable to Exeter or any of its affiliates, which may not be paid with amounts that are withdrawn from the reserve account)], interest payments on the notes, principal payments on the notes that are necessary to prevent the aggregate note principal amount from exceeding the Pool Balance and principal payments on each class of notes that are necessary to pay off each class of notes on its final scheduled distribution date.  See “Description of the Transaction Documents—Distributions—Distribution Date Payments” in this prospectus.
If the amount on deposit in the reserve account on any distribution date, after giving effect to any withdrawals on that distribution date, exceeds the lesser of (i) at least [_]% of the initial aggregate Principal Balance of all automobile loan contracts as of the cutoff date and (ii) the aggregate principal amount of the notes after giving effect to all payments on that distribution date, excess amounts will be added to Available Funds and distributed in accordance with the priorities set forth above under “—Distribution Date Payments.”
On any distribution date that the amount on deposit in the reserve account together with Available Funds is sufficient to pay all amounts due pursuant to priorities 1 through [18] set forth above under “—Distribution Date Payments” and the note principal amount of all Outstanding classes of notes, such amounts will be used to repay all Outstanding notes in full on such distribution date.
[The reserve account will constitute an “eligible horizontal cash reserve account” under Regulation RR under the Exchange Act because (i) it is held by the indenture trustee in the name and for the benefit of the issuing entity, (ii) amounts in the reserve account may be invested only in cash and cash equivalents and (iii) until the notes and the residual certificate in the issuing entity are paid in full, or the issuing entity is dissolved, amounts in the reserve account may be released only (A) to satisfy payments on the notes on any distribution date on which the issuing entity has insufficient funds from any source to satisfy an amount due on any notes and (B) to pay critical expenses of the issuing entity (which are unrelated to credit risk and which may not be paid to parties that are affiliated with the sponsor) on any distribution date on which the issuing entity has insufficient funds from any source to pay such expenses and those expenses, in the absence of available funds in the eligible horizontal cash reserve account, would be paid prior to any payments to the Noteholders.]
[NOTE: For any transaction, the initial deposit into the reserve account and/or the amount, if any, required to be deposited into the reserve account on any payment date may be calculated differently than described herein.  Any such calculations shall be set forth in the related prospectus.]

[The Hedge Agreement]

[On the closing date, the issuing entity will enter into an interest rate [swap][cap] agreement with the hedge counterparty, consisting of an ISDA Master Agreement, the schedule thereto, the credit support annex thereto and a confirmation with respect to the Class A-2-B Notes.
[For Swap Transactions:
The interest rate swap transaction will have an initial notional amount equal to the initial principal amount of the Class A-2-B Notes and will decrease by the amount of any principal payments on the Class A-2-B Notes. The notional amount of the interest rate swap transaction will be equal to (i) the note principal amount of the Class A-2-B Notes or, (ii) if the Class A-2-B Notes have been accelerated following an event of default under the indenture and have been repaid in full, a scheduled amount set forth in the interest rate swap agreement. [Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap transaction (individually and in the aggregate) is [less than 10%]/[at least 10% but less than 20%]/[greater than 20%].]  [To the extent the significance percentage is (x) greater than 10%, the financial data regarding the hedge counterparty will be included in the applicable prospectus as required by Item 1115(b)(1) of Regulation AB and (y) greater than 20%, the financial statements regarding the hedge counterparty will be included in the applicable prospectus as required by Item 1115(b)(2) of Regulation AB.]

In general, under the interest rate swap transaction, on each distribution date, the issuing entity will be obligated to pay the hedge counterparty a per annum fixed rate payment based on a fixed rate of [_]% times the notional amount of the interest rate swap transaction and the hedge counterparty will be obligated to pay the issuing entity a per annum floating rate payment based on LIBOR times the same notional amount. Payments on the interest rate swap transaction will be exchanged on a net basis. The payment obligations of the hedge counterparty to the issuing entity under the interest rate swap transaction will become a part of Available Funds and distributed in accordance with distributions described in “Description of the Transaction Documents—Distributions—Distribution Date Payments.”  The payment obligations of the issuing entity to the hedge counterparty under the interest rate swap transaction are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. Any net swap payment made by the issuing entity ranks higher in priority than all payments on the notes.]

[For Cap Transactions:

The interest rate cap transaction will be purchased by the sponsor on behalf of the issuing entity on or prior to the closing date. If LIBOR for an interest period is greater than [_]% with respect to the Class A-2-B Notes interest rate cap transaction, then on the related distribution date, the hedge counterparty will pay to the issuing entity an amount equal to the product of (x) the excess, if any, of LIBOR with respect to the Class A-2-B Notes over [_]%, (y) the notional amount set forth in the related confirmation with respect to the Class A-2-B Notes for that distribution date, and (z) a fraction, the numerator of which is equal to the actual number of days in the related interest period and the denominator of which is 360.

[Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate cap transaction (individually and in the aggregate) is [less than 10%]/[at least 10% but less than 20%]/[greater than 20%].]  [To the extent the significance percentage is (x) greater than 10%, the financial data regarding the hedge counterparty will be included in the applicable prospectus as required by Item 1115(b)(1) of Regulation AB and (y) greater than 20%, the financial statements regarding the hedge counterparty will be included in the applicable prospectus as required by Item 1115(b)(2) of Regulation AB.]
The payment obligations of the hedge counterparty to the issuing entity under the interest rate cap transactions will become a part of Available Funds and distributed in accordance with distributions described in the section of this prospectus entitled “Description of the Transaction Documents—Distributions—Distribution Date Payments.”]
Termination of the Hedge Transactions

An event of default under the hedge agreement includes, among other things:

•	[failure by the issuing entity or the hedge counterparty to make payments due under any hedge transaction;

•	the occurrence of certain bankruptcy and insolvency events of the issuing entity or the hedge counterparty;

•
the merger by either the issuing entity or hedge counterparty if the successor entity does not assume the obligations of such party under the [interest rate swap transaction][interest rate cap transaction]; and

•
with respect to the hedge counterparty, and to the extent set forth in the [interest rate swap transaction][interest rate cap transaction], the issuing entity, its breach of certain obligations under the [interest rate swap transaction][interest rate cap transaction], certain breaches or failures to perform by the hedge counterparty’s credit support provider, certain misrepresentations under the [interest rate swap transaction][interest rate cap transaction] or the occurrence of a default under certain other agreements to which it is a party.]

A termination event under the [interest rate swap transaction][interest rate cap transaction] includes, among other things:

•	[illegality of the transactions contemplated by the [interest rate swap transaction][interest rate cap transaction];

•	the occurrence of certain tax events, including certain tax events upon the merger of either the hedge counterparty or the issuing entity;

•
the issuing entity or any affiliate of the issuing entity makes certain amendments to any transaction document without the prior consent of the hedge counterparty if such amendment could have a materially adverse effect on the hedge counterparty;

•
any redemption, acceleration or other prepayment in full, but not in part, of the notes under the indenture or any event of default under the indenture that results in certain rights or remedies being exercised with respect to the collateral;

•
failure of the hedge counterparty to assign the [interest rate swap transaction][interest rate cap transaction] to an eligible counterparty if it determines in good faith that it is unable to provide the financial information required by Regulation AB; or

•
failure of the hedge counterparty to maintain its credit rating at certain levels required by the [interest rate swap transaction][interest rate cap transaction], which failure may not constitute a termination event if the hedge counterparty maintains certain minimum credit ratings and, among other things, either posts collateral pursuant to the credit support annex or assigns its rights and obligations under the [interest rate swap transaction][interest rate cap transaction] to a substitute hedge counterparty with an acceptable rating.]

Upon the occurrence of any event of default or termination event specified in [interest rate swap transaction][interest rate cap transaction], the non-defaulting or non-affected party may elect to terminate [interest rate swap transaction][interest rate cap transaction].
[If the interest rate swap transaction is terminated due to an event of default or a termination event, a swap termination payment under the interest rate swap transaction may be due to the hedge counterparty by the issuing entity out of Available Funds. The amount of any swap termination payment may be based on the actual cost or market quotations of the cost of entering into a similar hedge transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. If market rates or other conditions have changed materially since the closing date, the amount of any swap termination payment that the issuing entity is obligated to pay could be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement hedge counterparty in consideration for replacing the hedge counterparty, will be applied to any swap termination payment owed to the hedge counterparty, under the interest rate swap agreement to the extent not previously paid.]
[Additional material provisions regarding substitution of the [interest rate swap transaction][interest rate cap transaction] to be provided with each transaction.]]

Evidence as to Compliance
The transaction documents provide for the delivery of an annual statement signed by an officer of the servicer to the effect that the servicer has fulfilled its material obligations under the transaction documents throughout the preceding calendar year (or, in the case of the first such certificate, from the closing date), except as specified in the statement.  In the event that [the backup servicer or] a[nother] successor servicer assumes the servicing duties under the transaction documents, each such servicer will provide a separate annual statement.
The sale and servicing agreement requires the servicer to deliver to the issuing entity, on or before March 31 of each calendar year, a certificate signed by an officer of the servicer regarding its assessment of compliance during the preceding calendar year (or, in the case of the first such certificate, from the closing date) with all applicable servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, that are backed by the same type of assets as those backing the securities. In the event that [the backup servicer or] a[nother] successor servicer assumes the servicing duties under the transaction documents, such servicer will provide a separate annual statement.
Pursuant to the sale and servicing agreement, a firm of independent certified public accountants will furnish to the indenture trustee on or before March 31 of each calendar year, a statement to the effect that they have attested to the assertion of authorized officers of the servicer that the servicing was conducted in compliance with certain applicable provisions of the sale and servicing agreement in all material respects during the immediately preceding calendar year (or, in the case of the first such certificate, from the closing date).
[If material to noteholders, a summary of all instances of material non-compliance disclosed by the servicer under Items 1122 and 1123, if any, steps taken to remedy such material non-compliance and the status of such remedial steps will be included.]
Matters Regarding the Servicer
The servicer may not resign from its obligations and duties as servicer, except upon determination that the performance by the servicer of its duties is no longer permissible under applicable law.  No resignation will become effective until [the backup servicer or] a[nother] successor servicer has assumed the servicer's servicing obligations and duties under the transaction documents.
The servicer will not be liable to the issuing entity, the holding trust or the noteholders for taking any action; provided, however, that the servicer will not be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence (excluding errors in judgment) in the performance of duties or by reason of reckless disregard of obligations and duties.  The servicer will be under no obligation to appear in, prosecute, or defend any legal action that is not incidental to its servicing responsibilities and that, in its opinion, may cause it to incur any expense or liability.
Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or, an entity in each of the prior cases that assumes the obligations of the servicer, will be the successor to the servicer.
Servicer Termination Event
Any of the following events will constitute a servicer termination event under the sale and servicing agreement:
•
the servicer’s failure to deliver any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for more than two business days (or, in the case of certain amounts relating to a receivable that has been purchased by the initial servicer or repurchased by [the][each] seller, one business day) after written notice from the indenture trustee or after discovery of such failure by a responsible officer of the servicer; provided, however, that if any such delay or failure of performance shall have been caused by a Force Majeure Event, such two business day grace period shall be extended for an additional [sixty (60)] calendar days;

•
the servicer’s failure to observe or perform in any respect any other covenant or agreement under the sale and servicing agreement, which failure (i) materially and adversely affects the rights of the noteholders and (ii) continues unremedied for [45] days after knowledge thereof by the servicer or after the indenture trustee gives the servicer written notice of such failure; provided, that no servicer termination event will result from the breach by the servicer of any covenant for which (A) the purchase of the affected automobile loan contract is specified as the sole remedy pursuant to the sale and servicing agreement and (B) such purchase of the affected automobile loan contract has been consummated; provided further, however, that if any such delay or failure of performance shall have been caused by a Force Majeure Event, such [45] day grace period shall be extended for an additional [sixty (60)] calendar days;

•
the entry of a decree or order for relief by a court or regulatory authority having jurisdiction in respect of the servicer in an involuntary case under the federal bankruptcy laws, as now or hereafter in effect, or another present or future, federal bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the servicer, or of any substantial part of its property or ordering the winding up or liquidation of the affairs of the servicer and the continuance of any such decree or order unstayed and in effect for a period of [sixty (60)]

consecutive days or the commencement of an involuntary case under the federal bankruptcy laws, as now or hereinafter in effect, or another present or future federal or state bankruptcy, insolvency or similar law and such case is not dismissed within [sixty (60)] days;
•
the commencement by the servicer of a voluntary case under the federal bankruptcy laws, as now or hereafter in effect, or any other present or future, federal or state, bankruptcy, insolvency or similar law, or the consent by the servicer to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the servicer or of any substantial part of its property or the making by the servicer of an assignment for the benefit of creditors or the failure by the servicer generally to pay its debts as such debts become due or the taking of corporate action by the servicer in furtherance of any of the foregoing; or

•
any servicer representation, warranty or statement proves to be incorrect in any material respect, and the incorrectness of such representation, warranty or statement has a material adverse effect on the issuing entity, the holding trust or the noteholders, and the circumstances or conditions in respect of which the representation, warranty or statement was incorrect shall not have been eliminated or cured within [45] days after the servicer has knowledge thereof or after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the servicer by the indenture trustee; provided, however, if any circumstance or condition in respect of which such representation, warranty or statement was incorrect shall have been caused by a Force Majeure Event, such [45] day grace period shall be extended for an additional [sixty (60)] calendar days.

Rights Upon Servicer Termination Event
If a servicer termination event has occurred and remains unremedied, the indenture trustee shall at the written direction of the Majority Noteholders, or the Majority Noteholders may, terminate all of the servicer’s rights and obligations under the sale and servicing agreement.
If Exeter is the servicer that is terminated or that resigns as described under “—Matters Regarding the Servicer” on page [_] of this prospectus, then the [backup servicer, or any other] successor servicer appointed by the indenture trustee (acting at the direction of the Majority Noteholders) pursuant to the sale and servicing agreement, will succeed to all the responsibilities, duties, and liabilities of the servicer (except as otherwise set forth in the sale and servicing agreement).  If the terminated servicer is not Exeter, the indenture trustee (acting at the direction of the Majority Noteholders) will appoint a successor servicer subject to satisfaction of the criteria set forth in the sale and servicing agreement.
Any successor to Exeter as servicer will succeed to all the responsibilities, duties, and liabilities of Exeter under the sale and servicing agreement (except as otherwise set forth in the sale and servicing agreement) and will be entitled to compensation as agreed upon by the Majority Noteholders and the successor servicer as set forth in the sale and servicing agreement, which compensation may be greater than the servicing fee that Exeter is entitled to receive as servicer [(unless such servicer is the backup servicer)].  The transfer of servicing to a successor servicer may result in a material disruption in the performance of the servicer’s duties, which could result in delays and/or disruptions in collections on the automobile loan contracts and delays and/or reductions in payments on the notes.
If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no other servicer termination event has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or the noteholders from effecting a transfer of servicing.  [In the event the backup servicer is unwilling or unable to act as servicer, it may appoint, or petition a court of competent jurisdiction for the appointment of a successor servicer that is able to service the automobile loan contracts in accordance with the terms of the transaction documents.]  The indenture trustee may make arrangements for compensation to be paid to the successor servicer, which may be greater than the servicing compensation payable to the servicer under the transaction documents, to the extent set forth therein.
Any transition fees to the [backup servicer or the] successor servicer will be payable by the issuing entity as described under “—Distributions—Distribution Date Payments.”

Waiver of Past Defaults
The Majority Noteholders may, on behalf of all noteholders, waive any default by the servicer under the sale and servicing agreement and the consequences of any default.  No waiver will impair the noteholders’ rights with respect to subsequent defaults or other defaults or impair any right consequent thereto.
Replacement of Custodian, Owner Trustee, Indenture Trustee and Backup Servicer
Replacement of Custodian
Exeter, in its capacity as custodian, may resign or be removed at any time under the custodian agreement upon 30 days’ notice to the other parties thereto.  Upon resignation or removal of Exeter as the custodian, the indenture trustee, or its agent, as the case may be, shall act as custodian of the automobile loan contracts and the related automobile loan contract files on behalf of the noteholders until such time as a successor custodian has been appointed.
Replacement of Owner Trustee
The owner trustee may resign at any time under the trust agreement or the holding trust agreement.  Additionally, if at any time the owner trustee shall cease to be eligible in accordance with the trust agreement or the holding trust agreement, shall be legally unable to act as owner trustee, shall be adjudged bankrupt or insolvent, if a receiver of the owner trustee or of its property shall be appointed, or if any public officer shall take charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the depositor under the trust agreement or holding trust agreement, as applicable, may remove the owner trustee.  Upon the owner trustee’s resignation or removal, the depositor under the trust agreement or holding trust agreement, as applicable, shall promptly appoint a successor owner trustee.
Replacement of Indenture Trustee
Under the indenture, the indenture trustee may resign at any time upon notice to the issuing entity.  Additionally, the issuing entity may and shall remove the indenture trustee for the following causes:
•	at any time, the indenture trustee shall cease to be eligible under the indenture;
•
a court of competent jurisdiction shall have entered a decree or order granting relief or appointing a receiver, liquidator, assignee, custodian, trustee, conservator or sequestrator for the indenture trustee or for any substantial part of the indenture trustee’s property, or ordering the winding-up or liquidation of the indenture trustee’s affairs;

•
an involuntary case under the federal bankruptcy laws or another present or future federal or state bankruptcy, insolvency or similar law is commenced with respect to the indenture trustee and such case is not dismissed within 60 days;

•
the indenture trustee commences a voluntary case under any federal or state banking or bankruptcy laws, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, conservator, sequestrator for the indenture trustee or for any substantial part of the indenture trustee’s property, or makes any assignment for the benefit of creditors or fails generally to pay its debts as such debts become due or takes any action in the furtherance of the foregoing; or

•	the indenture trustee otherwise becomes incapable of acting.
If the indenture trustee resigns or is removed, the issuing entity shall promptly appoint a successor indenture trustee and shall promptly transfer all trust accounts to an institution that meets the eligibility requirements set forth in the indenture.  Additionally, if the indenture trustee ceases to be eligible under the indenture, any noteholder may petition a court of competent jurisdiction for the removal of the indenture trustee and the appointment of a successor indenture trustee.
[Replacement of Backup Servicer
Under the sale and servicing agreement the backup servicer may not resign from its obligations and duties as backup servicer, except upon determination that the performance by the backup servicer of its duties is no longer permissible under applicable law.  No resignation of the backup servicer shall be effective until an entity acceptable to the Majority Noteholders shall have assumed the responsibilities and obligations of the backup servicer.  Additionally, prior to an appointment of the backup servicer as successor servicer, the indenture trustee shall, at the direction of the Majority Noteholders, without cause, upon not less than 30 days’ notice, terminate the rights and obligations of the backup servicer.
If the backup servicer replaces the servicer in accordance with the sale and servicing agreement following the servicer’s resignation or termination, the backup servicer shall be successor in all respects (except as expressly set forth in the sale and servicing agreement) to the servicer in its capacity as servicer under the sale and servicing agreement and shall be subject to the termination provisions relating to the servicer under the sale and servicing agreement and as described herein under “Description of the Transaction Documents—Servicer Termination Event.”]
Amendment
The sale and servicing agreement may be amended by the depositor, the servicer, the holding trust and the issuing entity, with the consent of the indenture trustee (which consent may not be unreasonably withheld) [and the consent of the hedge counterparty (unless such amendment could not reasonably be expected to have a material adverse effect on the hedge counterparty)], but without the consent of the noteholders.  Similarly, the indenture may be amended by the issuing entity, the holding trust and the indenture trustee[, with the consent of the hedge counterparty (unless such amendment could not reasonably be expected to have a material adverse effect on the hedge counterparty)], but without the consent of the noteholders.  The sale and servicing agreement or the indenture may be amended in this manner to, among other things, (A) cure any ambiguity or conform such agreement to this prospectus; provided, however, that the owner trustee and indenture trustee will be entitled to receive either an opinion of counsel or an officer’s certificate of the servicer stating that such amendment is authorized or permitted by such agreement and all conditions precedent to such amendment, if any, provided for in such agreement have been met, or (and (B) correct or supplement any provisions thereof, comply with any changes in the Code, or make any other provision with respect to matters or questions arising thereunder which shall not be inconsistent with the provisions of such agreement; provided, however, that the owner trustee and indenture trustee will be entitled to receive an opinion of counsel or an officer’s certificate of the servicer stating that such amendment (i) will not adversely affect in any material respect the interests of any noteholder and (ii) is authorized or permitted by such agreement and all conditions precedent to such amendment, if any, provided for in such agreement have been met (and in the case of an amendment to the indenture, as to certain tax matters).
The sale and servicing agreement may also be amended by the depositor, the servicer, the holding trust and the issuing entity, with the consent of the indenture trustee[, the hedge counterparty (unless such amendment could not reasonably be expected to have a material adverse effect on the hedge counterparty)] and the Majority Noteholders in order to, among other things, add, change or eliminate any other provisions with respect to matters or questions arising under the agreement or affecting the rights of the noteholders.  However, to the extent not otherwise permitted above, the amendment may not increase or reduce in any manner the amount or priority of, or accelerate or delay the timing of, collections of payments on automobile loan contracts or distributions that are required to be made for the benefit of the noteholders or reduce the percentage of the noteholders required to consent to any amendment, unless the holders of all notes affected by the amendment provide their consent.
The indenture may also be amended by the issuing entity, the holding trust and the indenture trustee with the consent of [the hedge counterparty (unless such amendment could not reasonably be expected to have a material adverse effect on the hedge counterparty) and] the Majority Noteholders and with prior notice by the issuing entity to the engaged rating agencies for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or of modifying in any manner the rights of the noteholders under the indenture.  However, to the extent not otherwise permitted above, the amendment may not, among other things, increase or reduce in any manner or accelerate or delay the timing of distributions that are required to be made to the noteholders, reduce the percentage of the noteholders required to consent to the amendment or to direct the issuing entity to sell or liquidate the holding trust property or the trust property, impair the right to institute suit for the enforcement of the provisions of the indenture or permit the creation of any lien ranking prior to or on a parity with the lien of the indenture, unless the holders of all notes affected by the amendment provide their consent.
The depositor and servicer must deliver to the owner trustee and the indenture trustee, upon the execution and delivery of the sale and servicing agreement and certain amendments to the sale and servicing agreement, an opinion of counsel, satisfactory to the indenture trustee, which states that all financing statements and continuation statements have been filed.
Termination
The obligations of the servicer, the sponsor and the indenture trustee will terminate upon the earlier to occur of:
•	the maturity or other liquidation of the last automobile loan contract and the disposition of any amounts received upon liquidation of any remaining automobile loan contracts; and
•	the final payment to noteholders.
In addition, if the Pool Balance has declined to [10]% or less of the aggregate Principal Balance of the automobile loan contracts as of the cutoff date, in order to avoid excessive administrative expense, the servicer or the depositor will be permitted, at its option, to exercise the “clean-up call” as further described under “Description of the Notes—Optional Redemption.”
Asset Representations Review Triggers and Procedures
The asset representations reviewer has been hired by the issuing entity pursuant to the asset representations review agreement. The asset representations review agreement provides that, if two trigger conditions are met, the asset representations reviewer will perform a review of certain of the automobile loan contracts to test for compliance with the representations made by the sponsor and the depositor about the automobile loan contracts under the transaction documents. The first trigger is a delinquency trigger, that will occur if the aggregate Principal Balance of automobile loan contracts that are more than 60 days delinquent as a percentage of the Pool Balance as of the end of a collection period, or the delinquency trigger automobile loan contracts, meets or exceeds the percentage for that collection period set forth under “—Delinquency Trigger.” If the delinquency trigger occurs, it will be indicated on the distribution report filed under cover of Form 10-D relating to that collection period. The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, first, the noteholders of at least 5% of the outstanding principal amount of notes (exclusive of the outstanding principal amount of any notes that are held by the sponsor or any of its affiliates) demand a vote about whether an asset representations review should be conducted and, second, if such a vote is demanded, the noteholders of a majority of the principal amount of the notes that participate in the resulting vote (exclusive of the outstanding principal amount of any notes that are held by the sponsor or any of its affiliates) are in favor of conducting an asset representations review. The review fees that will be payable to the asset representations reviewer will be $[__] for each automobile loan contract tested as part of the asset representations review.
Delinquency Trigger
The delinquency rate for any collection period will represent the aggregate Principal Balance of the automobile loan contracts that are 61 days or more delinquent (and not a Liquidated Receivable) as of the end of that collection period, expressed as a percentage of the Pool Balance as of the beginning of that collection period. The servicer considers an automobile loan contract 61 days delinquent for purposes of calculating the delinquency rate when an obligor fails to make at least [10]% of a contractual payment by the related contractual due date. If the delinquency rate for any collection period exceeds the related delinquency trigger rate then the delinquency trigger will have been breached for that collection period. The delinquency trigger rate will be as follows:
Collection Period	Delinquency Trigger Rate
[1-12]	[_]%
[13-24]	[_]%
[25-36]	[_]%
[37-48]	[_]%
[49+]	[_]%

The sponsor established the delinquency trigger rates by considering the monthly delinquency rates observed in its prior securitizations of automobile loan contracts [excluding any transactions with revolving features] for a survey period from [    ] through [    ]. The sponsor selected this timeframe because it reflects performance over a period of multiple economic cycles and includes securitizations with a representative variation of pool concentrations and compositions. The sponsor determined the delinquency rate for each of these prior securitizations as of the end of the related collection periods occurring [twelve, twenty-four, thirty-six, forty-eight [and [     ]]] months after the related closing date, respectively. The sponsor then determined the average delinquency rate across all of the securitizations in the survey period for each related collection period to determine baseline delinquency levels that were used to determine the delinquency trigger rate for the related collection periods in this securitization. Finally, the sponsor applied a multiplier of          [to the baseline delinquency levels at months [            ] and a multiplier of [     ] to the baseline delinquency levels at months [             ]] / [to each of these baseline delinquency levels] to account for expected variations in the delinquency rate that may be experienced in a particular transaction and that can be attributed to pool-specific factors such as seasonality, pool seasoning, pool concentrations and general economic conditions.
Voting Trigger
If the delinquency trigger occurs, any noteholder or group of noteholders may demand that the indenture trustee call a vote of all noteholders to determine whether the asset representations reviewer must perform a review of the automobile loan contracts. If any noteholder or group of noteholders demands that the indenture trustee call such a vote during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period.   If the noteholder requesting a vote is not a noteholder of record, the noteholder must provide the indenture trustee with a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note).
If, within 90 days of the date on which the Form 10-D is filed that reports the occurrence of the related delinquency trigger, noteholders of at least 5% of the outstanding principal amount of the notes as of the date on which such delinquency trigger occurred (exclusive of the outstanding principal amount of any notes that are held by the sponsor or any of its affiliates) contact the indenture trustee to demand a vote of all noteholders regarding whether an asset representations review should be conducted, then the indenture trustee will submit the matter to a vote of all noteholders through DTC. If the indenture trustee submits the matter to a vote of all noteholders during a collection period, then that will be reported in the Form 10-D that is filed with respect to that collection period. Any such vote will remain open until the 150th day after the date on which the Form 10-D was filed that reported the occurrence of the related delinquency trigger. In any vote, the noteholders will be able to vote to indicate whether or not to conduct an asset representations review.
If a voting quorum of noteholders holding at least 5% of the outstanding principal amount of all notes (exclusive of the outstanding principal amount of any notes that are held by the sponsor or any of its affiliates) participate in the related vote and if noteholders holding a majority of the principal amount of the notes that are voted cast votes that are in favor of directing an asset representations review, then the indenture trustee will promptly notify the asset representations reviewer and the servicer to commence an asset representations review in accordance with the asset representations review agreement. The date on which any such notice is provided by the indenture trustee will be the review notice date. If either the required voting quorum of noteholders do not participate in the related vote or if a voting quorum is achieved but noteholders holding a majority of the principal amount of the notes that are voted cast votes that are against directing an asset representations review, then no asset representations review will occur as a result of the related delinquency trigger.
Regardless of (i) whether a vote to conduct an asset representations review is called and (ii) the result of any such vote that is conducted, a subsequent vote may be called in the same manner and subject to the same conditions described in this section if a delinquency trigger is met again with respect to a future collection period.
Asset Representations Review Procedures
Any review of the automobile loan contracts pursuant to the asset representations review agreement will be performed only on the related delinquency trigger automobile loan contracts. With respect to any such review, the delinquency trigger automobile loan contracts will be those automobile loan contracts that were at least 60 days delinquent when the related delinquency trigger rate was breached.
The servicer will provide the asset representations reviewer with access to the contract files for the delinquency trigger automobile loan contracts and other information necessary for the review of the delinquency trigger automobile loan contracts within 60 days of the review notice date. The asset representations reviewer will complete its review within 60 days after receiving access to all review materials, provided that the review period may be extended by up to an additional 30 days if the asset representations reviewer detects missing review materials that are subsequently provided by the servicer within the required time period or that require clarification of any review materials or testing procedures. If any delinquency trigger automobile loan contracts is paid in full or repurchased from the issuing entity before the asset representations reviewer has delivered its report pursuant to the asset representations review agreement, the asset representations reviewer will terminate all testing with respect to that delinquency trigger automobile loan contract.
Any asset representations review will consist of performing specific tests for each related representation, as detailed in the asset representation review agreement, and each delinquency trigger automobile loan contract and determining whether each test was passed or failed. These tests were designed by the sponsor to determine whether a delinquency trigger automobile loan contract was not in compliance with the related representations made in the transaction documents at the relevant time, which is usually either at origination of the automobile loan contract or as of the [related] cutoff date [or][,] closing date [or purchase date]. There may be multiple tests specified in the asset representations review agreement for each such representation. The asset representations review agreement describes what conditions will constitute a test failure with respect to any automobile loan contract that is reviewed as part of an asset representations review.
The tests that are conducted as part of an asset representations review are not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of the review or at origination of the related automobile loan contract. The tests are not designed to determine whether the servicer serviced the related automobile loan contract in compliance with the sale and servicing agreement after the [related] cutoff date [or][,] closing date [or purchase date]. The tests are not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether the sponsor’s origination, underwriting, purchasing and servicing policies and procedures are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether noncompliance of any delinquency trigger automobile loan contracts with the related representations and warranties constitutes a breach of the transaction documents or whether any such delinquency trigger automobile loan contract is required to be repurchased from the issuing entity.
Upon completion of an asset representations review, the asset representations reviewer will deliver to the issuing entity, the servicer and the indenture trustee a report on the test results for each delinquency trigger automobile loan contract and each test conducted. Upon receipt of the report, the related review fee pursuant to the asset representations review agreement will be due and payable to the asset representations reviewer according to the priority of payment as described under “—Distributions—Distribution Date Payments.” The servicer will cause a summary of each such report provided by the asset representations reviewer to be included in the Form 10-D that is filed with respect to the collection period during which such asset representations review report is received by the servicer.

Any noteholder may request from the indenture trustee or the servicer a full copy of each report, if any, delivered by the asset representations reviewer following the completion of an asset representation review. If the requesting noteholder is not a noteholder of record, the noteholder must provide the servicer or the indenture trustee, as applicable, with a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note). If any requested report contains personally identifiable information regarding obligors, the servicer may condition its or the indenture trustee’s delivery of that portion of the report on the requesting noteholder’s delivery to the servicer of an agreement acknowledging that it may use that information only for the limited purpose of assessing the nature of the related breaches of representations and warranties and may not use that information for any other purpose.
Dispute Resolution for Repurchase Requests
If the servicer, the issuing entity, the indenture trustee or any noteholder (each a requesting party) determines that a representation or warranty that was made by the depositor or Exeter regarding an automobile loan contract was breached and that the interests of the noteholders in the related automobile loan contract are materially and adversely affected by the breach, then any such party may request that the depositor or Exeter, as applicable, repurchase the affected automobile loan contract in accordance with the terms of the transaction documents.  Any demand to repurchase an automobile loan contract will be resolved if the related automobile loan contract is repurchased in accordance with the transaction documents, if the condition that led to the related breach is remedied, or if the requesting party withdraws its demand to repurchase the affected automobile loan contract.
The status of all outstanding repurchase demands will be reported quarterly on Form ABS-15G filings that are made pursuant to Rule 15Ga-1 of the Exchange Act. If any repurchase demand is not resolved by the 180th day after the demand to repurchase is received by the depositor or Exeter, as applicable, the servicer or the depositor will cause to be included in the Form 10-D that is filed with respect to the collection period during which such 180th day took place a statement describing the unresolved demand. The party that originally requested the repurchase or any noteholder will then have the right to refer the unresolved repurchase request to either mediation (including non-binding arbitration) or binding arbitration by providing notice to Exeter and the depositor within [90][30] days after the date on which the related Form 10-D is filed. Exeter and/or the depositor, as applicable, must agree to participate in the selected resolution method. Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders voted to direct an asset representations review or whether the delinquency trigger occurred.  A requesting party may not initiate a mediation (including nonbinding arbitration) or arbitration with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded.
A mediation or arbitration will be administered by [the American Arbitration Association, or the AAA,] using its mediation or arbitration rules in effect at the time of the closing date. If [the AAA] no longer exists, or if its rules would no longer permit mediation or arbitration of the dispute, the matter will be administered by another nationally recognized mediation or arbitration organization selected by Exeter and the related mediation or arbitration will be administered by that organization using its relevant rules that are then in effect. However, if any rules of the mediation or arbitration organization are inconsistent with the procedures for the mediation or arbitration that are set forth in the transaction documents, then the procedures set forth in the transaction documents will apply. Any mediation or arbitration will be held at the offices of the mediator or arbitrator or at another location selected by the sponsor or the depositor. Any party or witness may appear by video conference or teleconference.
Any mediator or arbitrator must be impartial, knowledgeable about and experienced with the law of the state of New York and will be an attorney with at least [15] years of experience specializing in commercial litigation and, if possible, consumer finance or asset-backed securitization matters. [For a mediation (including non-binding arbitration), a single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals that is maintained by the mediation or arbitration organization.] [For a mediation (including non-binding arbitration), upon being supplied a list of at least 10 potential mediators fitting the criteria above by [the AAA or an other organization if the AAA is not used], each party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference.  [The AAA or such other organization] will select the mediator from the remaining attorneys on the list, respecting the preference choices of the parties to the extent possible.]  [For a binding arbitration, the panel will consist of three members.  One arbitrator will be appointed by the requesting party within five business days of its notice selecting arbitration, one arbitrator will be appointed by the depositor within five business days of the requesting party’s appointment, and one arbitrator (who will preside over the panel) will be chosen by the two party-appointed arbitrators within five business days of the second appointment.  If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the required time periods, then the appointments will be made by [the AAA].]
For a mediation (including non-binding arbitration), the parties will agree to use commercially reasonable efforts to begin the mediation within [15] business days of the selection of the mediator and to conclude the mediation within [30] days of the start of the mediation. The costs of the mediation will be allocated among the parties as mutually agreed by the parties as part of the mediation. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to binding arbitration or adjudicate the dispute in court.
For an arbitration, the panel will have the authority to schedule, hear and determine any motions according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of the selection of the panel and, for each party, will be limited to [two] witness depositions (each not to exceed five hours), [five] interrogatories, [five] document requests and [five] requests for admissions. However, the panel may grant additional discovery on a showing of good cause that such additional discovery is reasonable and necessary. Briefs that are presented by the parties will be limited to no more than [ten] pages each and will be limited to initial statements of the case, motions, and a pre-hearing brief. The evidentiary hearing on the merits in the arbitration will begin no later than [60] days after the panel is selected and will continue for no more than [six] consecutive business days, with equal time allotted to each party for the presentation of evidence and cross examination. The panel may allow additional time for discovery and hearing on a showing of good cause or due to unavoidable delays.
The panel will make its final determination in writing no later than [90] days after the conclusion of the hearing. The panel will resolve the dispute according to the transaction documents, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The panel will not have the power to award punitive or consequential damages. In its final determination, the panel will determine and award the expenses of the arbitration to the prevailing parties in its reasonable discretion. The final determination of the panel in binding arbitration will be final and non-appealable, except for actions to confirm or vacate the determination that are permitted under law, and may be entered and enforced in any court with jurisdiction over the parties and the matter. By selecting binding arbitration, the requesting party is forfeiting its right to sue in court, including the right to a trial by jury, with respect to the subject matter of the arbitration.
No personally identifiable customer information will be produced for purposes of any mediation or arbitration. In all cases, the proceedings of the mediation or arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by each of the parties to the dispute, except as necessary in connection with noteholder communications with respect to a repurchase request or dispute resolution described under “—Noteholder Communication” below, in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law.
Noteholder Communication
A noteholder may communicate with the indenture trustee and provide notices and make requests and demands and give directions to the indenture trustee as permitted by the transaction documents through the procedures of DTC and by notice to the indenture trustee. Furthermore, three or more noteholders may request a list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders about their rights under the indenture or under the notes, provided that any such request must be accompanied by a copy of the communication that the requesting noteholders propose to distribute.

Any noteholder may also send a request to the issuing entity or to the servicer, on behalf of the issuing entity, stating that the noteholder wishes to communicate with other noteholders about the possible exercise of rights under the transaction documents. The requesting noteholder must include in the request a description of the method by which other noteholders may contact the requesting noteholder. If the requesting noteholder is not a noteholder of record, the noteholder must provide a written certification stating that the requesting noteholder is a beneficial owner of a note, together with supporting documentation supporting that statement (such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note). The issuing entity will promptly deliver any such request that it receives to the servicer. On receipt of a communication request, the servicer or the depositor, at the servicer’s expense, will include in the Form 10-D filed in the next month the following information:
•	a statement that the issuing entity received a communication request,
•	the date the request was received,
•	the name of the requesting noteholder,
•	a statement that the requesting noteholder is interested in communication with other noteholders about the possible exercise of rights under the transaction documents, and
•	a description of the method by which the other noteholders may contact the requesting noteholder.
Any expenses of the issuing entity or the servicer relating to an investor communication, including any review of documents evidencing ownership of a note and the inclusion of the investor communication information in the related Form 10-D, will be paid by the servicer.
Material Legal Aspects of the Automobile Loan Contracts
General
The transfer of automobile loan contracts by the sponsor or the depositor to the issuing entity, the transfer of the automobile loan contracts by the issuing entity to the holding trust, the perfection of the security interests in the automobile loan contracts, and the enforcement of rights to realize on the financed vehicles are subject to a number of federal and state laws, including the UCC as codified in various states.  The servicer will take necessary actions to perfect the indenture trustee's rights in the automobile loan contracts.  If, through inadvertence or otherwise, a third party were to purchase — including the taking of a security interest in — an automobile loan contract for new value in the ordinary course of its business, without actual knowledge of the holding trust's interest, and then were to take possession of the automobile loan contract, the purchaser would acquire an interest in the automobile loan contract superior to the holding trust's interest.  No entity will take any action to perfect the indenture trustee's right in proceeds of any insurance policies covering individual vehicles or obligors.  Therefore, the rights of a third party with an interest in these proceeds could prevail against the rights of the holding trust prior to the time the servicer deposits the proceeds into a trust account.
Security Interests in the Financed Vehicles
General
In all of the states in which automobile loan contracts have been [or will be] originated, the credit sales of automobiles to consumers are evidenced either by retail installment sales contracts or by promissory notes with a security interest in the vehicle.  The retail installment sales contracts and promissory notes with a security interest are either tangible chattel paper under the UCC or, with respect to installment sales automobile loan contracts and promissory notes with a security interest that are generated in an electronic format, electronic chattel paper under the UCC.

Perfection of security interests in automobiles is generally governed by the vehicle registration or titling laws of the state in which each vehicle is registered or titled.  In most states a security interest in a vehicle is perfected by noting the secured party's lien on the vehicle's certificate of title.  In certain states, a security interest in a vehicle may be perfected by electronic recordation, by either a third-party service provider or the relevant state registrar of titles, which indicates that the lien of the secured party on the vehicle is recorded on the original certificate of title on the electronic lien and title system of the applicable state.
Perfection
The sponsor will sell and assign certain of the automobile loan contracts it has originated indirectly through dealers and its security interests in the vehicles to the depositor.  The sponsor has sold and assigned certain of the automobile loan contracts it has originated indirectly through dealers and its security interests in the vehicles directly or indirectly to [the][each] seller.  [The][Each] seller shall sell and assign certain of such automobile loan contracts and their respective security interests in the vehicles to the depositor.  The depositor will sell such automobile loan contracts and the related security interests to the issuing entity.  The issuing entity will transfer such automobile loan contracts to the holding trust.  The holding trust will grant 100% of the interest in the automobile loan contracts, the security interests in the vehicles and related property to the indenture trustee on behalf of the noteholders.
Because of the administrative burden and expense, the sponsor, the servicer or the indenture trustee will not amend any physical or electronic certificate of title to identify the indenture trustee as the new secured party on the certificates of title.  Regardless of whether the certificates of title are amended, UCC financing statements will be filed in the appropriate jurisdictions in order to perfect each transfer or pledge of the automobile loan contracts between the sponsor, the depositor, the holding trust, the issuing entity and the indenture trustee.
Further, although the indenture trustee will not rely on possession of the automobile loan contracts as the legal basis for the perfection of its interest in the automobile loan contracts or in the security interests in the vehicles, Exeter, acting as custodian, will hold the automobile loan contracts that are “tangible chattel paper” and any certificates of title (or electronic evidence of the certificates of title) in its possession on behalf of the indenture trustee.  Exeter, acting as custodian, will maintain or cause to be maintained “control” (within the meaning of the UCC) over the automobile loan contracts that are “electronic chattel paper,” which will be stored in a specially-designed computer system maintained by a third-party vendor.  This is intended to preclude any other party from claiming a competing security interest in the automobile loan contracts on the basis that their security interest is perfected by possession.
In most states, a secured creditor can perfect its security interest in a motor vehicle against creditors and subsequent purchasers without notice only by one or more of the following methods:
1.
depositing with the related Department of Motor Vehicles or analogous state office a properly endorsed certificate of title for the vehicle showing the secured party as legal owner or lienholder on the vehicle;

2.
in those states that permit electronic recordation of liens, submitting for an electronic recordation, by either a third-party service provider or the relevant state registrar of titles, which indicates that the lien of the secured party on the vehicle is recorded on the original certificate of title on the electronic lien and title system of the applicable state;

3.	filing a sworn notice of lien with the related Department of Motor Vehicles or analogous state office and noting the lien on the certificate of title; or
4.
if the vehicle has not been previously registered, filing an application in usual form for an original registration together with an application for registration of the secured party as legal owner or lienholder, as the case may be.

However, under the laws of most states, a transferee of a security interest in a motor vehicle is not required to reapply to the related Department of Motor Vehicles or analogous state office for a transfer of registration when the security interest is sold or transferred by the lienholder to secure payment or performance of an obligation.  Accordingly, under the laws of these states, the assignment by the sponsor of its interest in the automobile loan contracts to the indenture trustee effectively conveys the sponsor's security in the automobile loan contracts and, specifically, the vehicles, without re-registration and without amendment of any lien noted on the certificate of title, and the indenture trustee will succeed to the sponsor's rights as secured party.
Although it is not necessary in these cases to re-register the vehicle to convey the perfected security interest in the vehicles to the indenture trustee, the indenture trustee's security interest could be defeated through fraud, negligence, forgery or administrative error because it may not be listed as legal owner or lienholder on the certificates of title.  However, in the absence of these events, the notation of the sponsor's lien on the certificates of title will be sufficient to protect the holding trust against the rights of subsequent purchasers or subsequent creditors who take a security interest in a vehicle.  The sponsor or the depositor will represent and warrant that it has taken all action necessary to obtain a perfected security interest in each vehicle.  If there are any vehicles for which the sponsor failed to obtain a first priority perfected security interest, the sponsor's security interest would be subordinate to, among others, subsequent purchasers and the holders of first priority perfected security interests in these vehicles.
Continuity of Perfection
Under the laws of most states, a perfected security interest in a motor vehicle continues for four months after the vehicle is moved to a new state from the state in which it is initially registered and continues until the owner re-registers the motor vehicle in the new state.  To re-register a vehicle, a majority of states require the registering party to surrender the certificate of title.  In those states that require a secured party to take possession of the certificate of title to maintain perfection, the secured party would learn of the re-registration through the obligor's request for the certificate of title so it could re-register the vehicle.  In the case of vehicles registered in states that provide for notation of a lien on the certificate of title but which do not require possession, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title.  Thus, the secured party would have the opportunity to reperfect its security interest in the vehicle in the new state.  However, these procedural safeguards will not protect the secured party if, through fraud, forgery or administrative error, the debtor somehow procures a new certificate of title that does not list the secured party's lien.  Additionally, in states that do not require the re-registering party to surrender the certificate of title, re-registration could defeat perfection.  The transaction documents will require the servicer to take steps to re-perfect the security interest upon receiving notice of re-registration or information from the obligor that it relocated.  Similarly, when an obligor sells a vehicle, the servicer will have an opportunity to require that the automobile loan contract be satisfied before it releases the lien.  The opportunity arises because the servicer will be required to surrender possession of the certificate of title in connection with the sale, or because the servicer will receive notice as a result of its lien being noted on the certificate.  The custodian will hold any physical certificates of title for the vehicles and will maintain records relating to electronic certificates of title for the indenture trustee and the servicer will be obligated to take appropriate steps, at the expense of the servicer, to maintain perfected security interests in all vehicles.
Priority of Certain Liens Arising by Operation of Law
Under the laws of most states, statutory liens take priority over even a first priority perfected security interest in a vehicle.  These statutory liens include:
•	mechanic's, repairmen's and garagemen's liens;
•	motor vehicle accident liens;
•	towing and storage liens;
•	liens arising under various state and federal criminal statutes; and
•	liens for unpaid taxes.

The UCC also grants certain federal tax liens priority over a secured party's lien.  Additionally, the laws of most states and federal law permit governmental authorities to confiscate motor vehicles under certain circumstances if used in or acquired with the proceeds of unlawful activities.  Confiscation may result in the loss of the perfected security interest in the vehicle.  The sponsor will represent and warrant that, as of the closing date, each security interest in a vehicle shall be a valid, binding and enforceable first priority security interest in the vehicle.  However, liens for repairs or taxes superior to the indenture trustee's security interest in any vehicle, or the confiscation of a vehicle, could arise at any time during the term of an automobile loan contract.  No notice will be given to the indenture trustee or any noteholder in the event these types of liens or confiscations arise.  Moreover, any liens of these types or any confiscation arising after the closing date would not give rise to the sponsor's repurchase obligation.
Repossession
In the event an obligor defaults, the holder of the related automobile loan contract has all the remedies of a secured party under the UCC, except where specifically limited by other state laws.  Under the UCC, a secured party's remedies include the right to repossession by self-help, unless self-help would constitute a breach of the peace.  Unless a vehicle is voluntarily surrendered, self-help repossession is accomplished simply by taking possession of the financed vehicle.  In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a secured party must obtain a court order from the appropriate state court, and the vehicle must then be recovered in accordance with that order.  In some jurisdictions, the secured party is required to notify the debtor of the default and the intent to repossess the collateral and then must give the debtor a time period within which to cure the default.  Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related automobile loan contract.  Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace — although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice.
Notice of Sale; Redemption Rights
The UCC and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held.  In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements on the notices.  In some states, after a financed vehicle has been repossessed, the obligor may redeem the collateral by paying the delinquent installments and other amounts due.  In those states, the obligor typically has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party:
•	the unpaid Principal Balance of the automobile loan contract;
•	accrued interest on the automobile loan contract;
•
the secured party's reasonable expenses for repossessing, holding, and preparing the collateral for sale and arranging for its sale (where allowed by law), plus, in some jurisdictions, reasonable attorneys' fees and legal expenses; or

•	in some other states, by paying the delinquent installments on the unpaid Principal Balance on the automobile loan contracts.
Deficiency Judgments and Excess Proceeds
The proceeds from the resale of the vehicles generally will be applied first to the expenses of resale and repossession and then to satisfying the outstanding debt.  In many instances, the remaining principal amount of the indebtedness will exceed the liquidation proceeds remaining after these expenses are paid.  Under the UCC and laws applicable in some states, a creditor is entitled to bring an action to obtain a deficiency judgment from a debtor for any deficiency on repossession and resale of a motor vehicle securing such debtor's automobile loan contract.

However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession.  Additionally, in some states a creditor is prohibited from seeking a deficiency judgment from a debtor whose financed vehicle had an initial cash sales price less than a specified amount, usually between $1,000 and $3,000.  Some states impose prohibitions, limitations or notice requirements on actions for deficiency judgments.  Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible.
In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be "commercially reasonable."  Courts have held that when a sale is not "commercially reasonable," the secured party loses its right to a deficiency judgment.  Also, prior to a sale, the UCC permits the debtor or other interested person to obtain an order mandating that the secured party refrain from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the "default" provisions under the UCC.
Courts have applied general equitable principles to secured parties pursuing repossession or litigation involving deficiency balances.  These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.
Occasionally, after a secured party sells a vehicle and uses the sale proceeds to pay all expenses and indebtedness, there is a surplus of funds.  In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists or if there are remaining funds after the subordinate lienholder is paid, the UCC requires the creditor to remit the surplus to the obligor.
Consumer Protection Laws
Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon creditors and servicers involved in consumer finance.  These laws include:
•	the Truth-in-Lending Act;
•	the Equal Credit Opportunity Act;
•	the Federal Trade Commission (FTC) Act;
•	the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act;
•	the Fair Debt Collection Practices Act;
•	the Dodd-Frank Wall Street Reform and Consumer Protection Act;
•	the Magnuson-Moss Warranty Act;
•	the Consumer Financial Protection Bureau's Regulations B and Z;
•	the Gramm-Leach-Bliley Act;
•	the Servicemembers Civil Relief Act;
•	the Telephone Consumer Protection Act of 1991;
•	state adaptations of the Uniform Consumer Credit Code;
•	state motor vehicle retail installment sale and loan acts;

•	state "lemon" laws; and
•	other similar laws.
In addition, the laws of some states impose finance charge ceilings and other restrictions on consumer transactions and require other disclosures in addition to those required under federal law.  These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions.  In some cases, this liability could affect the indenture trustee's ability to enforce consumer finance loans such as the automobile loan contracts.
The Consumer Financial Protection Act of 2010, enacted as part of the Dodd-Frank Act, created the Consumer Financial Protection Bureau (Bureau), a new federal agency that is responsible for administering and enforcing the laws and regulations applicable to consumer financial products and services.  The Bureau is intended to exercise meaningful oversight of all providers of consumer financial products in order to police compliance with substantive consumer protection requirements and to promote transparency for consumers to understand the price and the risk of products in order that they may make direct comparisons from one product to another.  The Bureau has succeeded to some consumer protection functions of other regulatory agencies such as the FTC and has supervisory and limited examination authority over certain depository institutions and other financial institutions.
On March 21, 2013, the Bureau issued interpretive guidance addressing compliance of indirect auto lenders with the Equal Credit Opportunity Act.  The guidance specifically addresses indirect auto lenders' policies regarding "dealer markups," a practice whereby a dealer increases the contract interest rate offered to a consumer above the contract interest rate originally offered by the indirect lender and the indirect lender then compensates the dealer with a portion of the increased interest revenues on the contract when it purchases the contract from the dealer.  In the Bureau's view, the incentives these policies provide, and the discretion they permit dealers, create significant risks that these policies may result in pricing disparities on the basis of race, national origin, and potentially other prohibited bases, which may under certain circumstances subject an indirect auto lender to liability under the Equal Credit Opportunity Act and Regulation B.  Accordingly, the Bureau advised in its guidance that indirect auto lenders should take appropriate steps to ensure compliance with the Equal Credit Opportunity Act and Regulation B, such as imposing controls on dealer markup and compensation policies, monitoring and addressing the effects of those policies as described in the guidance, so as to address unexplained pricing disparities on prohibited bases; or eliminating dealer discretion to mark up buy rates and fairly compensating dealers using another mechanism.
The FTC's so-called "holder-in-due-course rule" has the effect of subjecting any assignee of [the][each] seller in a retail installment sale, and other related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the retail seller.  However, liability under the holder-in-due-course rule is limited to the amounts paid by the obligor under the automobile loan contract.  Because of the holder-in-due-course rule, the assignee may be unable to collect any balance due from the obligor.  The holder-in-due-course rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states.  To the extent that the automobile loan contracts will be subject to the requirements of the holder-in-due-course rule, the indenture trustee, as holder of the automobile loan contracts, will be subject to any claims or defenses that the purchaser of the related vehicle may assert against [the][each] seller.  These claims will be limited to a maximum liability equal to the amounts paid by the obligor under the related automobile loan contract.
Under most state vehicle dealer licensing laws, sellers of automobiles must be licensed to sell vehicles at retail sale.  In addition, the FTC's rule on sale of used vehicles requires that all sellers of used vehicles prepare, complete and display a "Buyer's Guide" explaining the warranty coverage for the vehicles.  Furthermore, federal odometer regulations and the motor vehicle title laws of most states require that all sellers of used vehicles furnish a written statement signed by [the][each] seller certifying the accuracy of the odometer reading.  If a seller is not properly licensed or if [the][each] seller did not provide either a buyer's guide or odometer disclosure statement to the purchaser, the obligor may be able to assert a defense against [the][each] seller.  If an obligor on an automobile loan contract were successful in asserting these claims or defenses, the servicer would pursue on behalf of the holding trust any reasonable remedies against the vehicle seller or manufacturer.
Any loss, to the extent not covered by credit support, could result in losses to noteholders.  If an obligor were successful in asserting any claim or defense described in the two immediately preceding paragraphs, the claim or defense may constitute a breach of an eligibility representation and warranty under the transaction documents and may create an obligation of the sponsor to repurchase the automobile loan contract unless the breach were cured.
The sponsor or the depositor will represent and warrant that each automobile loan contract complied at the time it was originated or made in all material respects with all requirements of applicable law.  Accordingly, if an obligor has a claim against the indenture trustee because the sponsor or the depositor was in violation of any law at the time such automobile loan contract was originated or made and the claim materially and adversely affects the noteholder’s interest in an automobile loan contract, the violation would create an obligation of the sponsor or the special-purpose finance subsidiary, if any, to repurchase the automobile loan contract unless the violation were cured.  Any such breach will be deemed not to have a material and adverse effect on the interests of the noteholders in the automobile loan contract if such breach has not affected the ability of the holding trust or noteholders to receive and retain timely payment in full of all amounts due on such automobile loan contract.
Servicemembers Civil Relief Act
Under the terms of the Relief Act, the holder of an automobile loan contract may not charge an obligor who enters military service after the obligor takes out an automobile loan contract more than a 6% annual rate, including fees and charges, during the obligor's active duty status, unless a court orders otherwise upon application of the lender.  The Relief Act applies to obligors who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard, and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military.  Because the Relief Act applies to obligors who enter military service, including reservists who are called to active duty, after origination of the automobile loan contract, the sponsor cannot provide information as to the number of automobile loan contracts that may be affected.  Application of the Relief Act would adversely affect, for an indeterminate period of time, the servicer's ability to collect full amounts of interest on some automobile loan contracts.  Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations, which would not be recoverable from the related automobile loan contracts, would result in a reduction of the amounts distributable to noteholders, and would not be covered by advances, and may not be covered by any form of credit enhancement provided in connection with the notes.  In addition, the Relief Act imposes limitations that would impair the ability of the servicer to repossess an automobile loan contract during the obligor's period of active duty status, and, in some circumstances, during an additional three-month period afterward.  Thus, in the event that the Relief Act or similar legislation or regulations applies to any automobile loan contract which goes into default, there may be delays in payment and losses on the notes.  Any other interest shortfalls, deferrals or forgiveness of payments on the automobile loan contracts resulting from similar legislation or regulations may result in delays in payments or losses to noteholders.
Other Limitations
In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of the holding trust or the issuing entity, finance subsidiary or the servicer to repossess a vehicle or enforce a deficiency judgment.  For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a motor vehicle, and, as part of the rehabilitation plan, may reduce the amount of the secured indebtedness to the market value of the motor vehicle at the time of bankruptcy, leaving the party providing financing as a general unsecured creditor for the remainder of the indebtedness.  A bankruptcy court may also reduce the monthly payments due under an automobile loan contract or change the rate of interest and time of repayment of the indebtedness.  Any such shortfall, to the extent not covered by credit support, could result in losses to noteholders.
Dodd Frank Orderly Liquidation Framework
General.  On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act or the Dodd-Frank Act.  The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority, or OLA, as described in more detail below.  The OLA provisions were effective on July 22, 2010.  The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code, or the Bankruptcy Code, in

several respects.  In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including the sponsor, the depositor or a particular holding trust or issuing entity, or their respective creditors.
Potential Applicability to the sponsor, the depositor, the holding trust and issuing entity.  There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code.  For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.
The issuing entity, holding trust or the depositor could also potentially be subject to the provisions of OLA as a "covered subsidiary" of the sponsor.  For the issuing entity, the holding trust or the depositor to be subject to receivership under OLA as a covered subsidiary of the sponsor, (1) the FDIC would have to be appointed as receiver for the sponsor under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity, holding trust or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of the sponsor.
There can be no assurance that the Secretary of the Treasury would not determine that the failure of the sponsor or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States.  In addition, no assurance can be given that OLA would not apply to the sponsor, the depositor or a particular holding trust or issuing entity or, if it were to apply, that the timing and amounts of payments to the related series of noteholders would not be less favorable than under the Bankruptcy Code.
FDIC's Repudiation Power Under OLA.  If the FDIC were appointed receiver of the sponsor or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which the sponsor or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the sponsor's or such covered subsidiary's affairs.  In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC's repudiation power under OLA.  In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law.  As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include the sponsor or its subsidiaries (including the depositor or the applicable holding trust or issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law.  In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include the sponsor or its subsidiaries (including the depositor or the applicable holding trust or issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code.  Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts.  To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving the sponsor or its subsidiaries (including the depositor or your holding trust or issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Each of the transfers of automobile loan contracts under the purchase agreement, the sale agreement[s] and the sale and servicing agreement will be structured with the intent that they would be treated as legal true sales under applicable state law.  If the transfers are so treated, based on the Acting General Counsel of the FDIC's advisory opinion rendered in January 2011 and other applicable law, we believe that the FDIC would not be able to recover the pool of automobile loan contracts transferred under the purchase agreement, the sale agreement[s] and the sale and servicing agreement using its repudiation power.  However, if those transfers were not respected as legal true sales, then the depositor under the purchase agreement and sale agreement[s] would be treated as having made a loan to the sponsor and seller respectively, and the issuing entity under the applicable sale and servicing agreement would be treated as having made a loan to the depositor, in each case secured by the transferred pool of automobile loan contracts.  The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below.  If the sponsor or the depositor were placed in receivership under OLA, the FDIC could assert that the sponsor or the depositor, as applicable, effectively still owned the transferred pool of automobile loan contracts because the transfers by the sponsor to the depositor or by the depositor to the issuing entity were not true sales.  In such case, the FDIC could repudiate the transfer of the pool of automobile loan contracts and the issuing entity would have a secured claim for actual direct compensatory damages as described below.  Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity.  In such event, noteholders would have a secured claim in the receivership of such issuing entity.  The amount of damages that the FDIC would be required to pay would be limited to "actual direct compensatory damages" determined as of the date of the FDIC's appointment as receiver.  There is no general statutory definition of "actual direct compensatory damages" in this context, but the term does not include damages for lost profits or opportunity.  However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.
Regardless of whether the transfers under the purchase agreement, the sale agreement[s] and the sale and servicing agreements are respected as legal true sales, as receiver for the sponsor or a covered subsidiary, the FDIC could:
•
require the issuing entity and holding trust, as assignee of the sponsor and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related automobile loan contracts; or

•
if the issuing entity were a covered subsidiary, require the indenture trustee for the related notes to go through an administrative claims procedure to establish its rights to payments on the notes; or

•
request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the sponsor or a covered subsidiary (including the issuing entity or the holding trust); or

•	repudiate the sponsor's ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the automobile loan contracts; or
•	prior to any such repudiation of the sale and servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.
There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which the sponsor or a covered subsidiary (including any issuing entity or holding trust) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of the sponsor or any covered subsidiary or affect any contractual rights of the sponsor or a covered subsidiary (including any issuing entity or holding trust) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.  The requirement to obtain the FDIC's consent before taking these actions relating to a covered company's contracts or property is comparable to the "automatic stay" in bankruptcy.

If the FDIC, as receiver for the sponsor, the depositor or the issuing entity or holding trust, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

FDIC's Avoidance Power Under OLA.  The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code.  If the sponsor or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of automobile loan contracts by the sponsor or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel's interpretation.  Based on the Acting General Counsel's interpretation of the preference provisions of OLA and the final rule, a transfer of the automobile loan contracts perfected by the filing of a UCC financing statement against the sponsor, the depositor, [the][each] seller and the issuing entity or holding trust as provided in the purchase agreement, sale agreement[s] and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA.  To the extent subsequent FDIC actions in an OLA proceeding are contrary to this advisory opinion or final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

U.S. Tax Matters
General
The following is a summary of certain significant U.S. federal income tax consequences of the purchase, ownership and disposition of notes to investors who purchase their notes in an initial distribution and who hold the notes as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.  The summary does not purport to deal with all U.S. federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules.  For example, it does not discuss the tax treatment of investors that are insurance companies, regulated investment companies, dealers in securities, holders that hold their notes as part of a hedge, straddle, “synthetic security” or other integrated transaction for U.S. federal income tax purposes and holders whose functional currency is not the United States dollar.  The following discussion does not apply with respect to any notes that are retained in an initial distribution by a beneficial owner of the equity in the issuing entity for U.S. federal income tax purposes.
Under the Tax Cuts and Jobs Act, a noteholder that uses an accrual method of accounting for U.S. federal income tax purposes generally would be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements.  The precise application of this rule is unclear at this time.  The IRS has issued Notice 2018-80 stating its intention to issue regulations that would exclude market discount from this rule effective January 1, 2018.  In addition, the Tax Cuts and Jobs Act imposes limits on a taxpayer’s ability to deduct business interest in excess of such taxpayer’s business interest income.  The following discussion does not address whether a taxpayer can treat income from the notes as business interest income under the new legislation.  Prospective investors in the notes that use an accrual method of accounting for tax purposes or that may be subject to new limitations on the deductibility of business interest are urged to consult with their tax advisors regarding the potential applicability of the Tax Cuts and Jobs Act to their particular situation.
The following summary is based upon current provisions of the Code, existing and proposed Treasury regulations, current administrative rulings, judicial decisions and other applicable authorities all as in effect as of the date of this prospectus, and all of which are subject to change, perhaps with retroactive effect.  The issuing entity will be provided with an opinion of [ Morgan, Lewis & Bockius LLP ] , as special U.S. federal income tax counsel to the issuing entity, or Special Income Tax Counsel, regarding certain U.S. federal income tax matters discussed below. A legal opinion, however, is not binding on the Internal Revenue Service, or IRS, or the courts.  No ruling on any of the issues discussed below will be sought from the IRS.  For purposes of the following summary, references to the issuing entity, the notes, the certificates and related terms, parties and documents shall be deemed to refer, unless otherwise specified herein, to the issuing entity and the notes, the certificates and related terms, parties and documents applicable to the issuing entity.  Moreover, there are no cases or IRS rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the notes and the certificates.  As a result, the IRS may disagree with all or a part of the discussion below.  Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.
As used herein, the term U.S. holder means a beneficial owner of a note that is for U.S. federal income tax purposes (i) an individual that is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state (treating as a state for this purpose the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.  Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts which were in existence on August 20, 1996 and were treated as United States persons under the Code and applicable Treasury regulations thereunder prior to such date that elect to continue to be so treated also shall be considered U.S. holders.  A non-U.S. holder means a beneficial owner of a note other than a U.S. holder or entity treated as a partnership for U.S. federal income tax purposes.
Except where otherwise specified, the following summary relates only to U.S. holders.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership.  A holder of notes that is a partnership and partners in such partnership are encouraged to consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of its notes.
Tax Characterization of the Issuing Entity

Special Income Tax Counsel will deliver its opinion, subject to the assumptions and qualifications therein, on the Closing Date to the effect that: (i) the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes will and the Class E Notes should be characterized as indebtedness if held by persons other than a beneficial owner of the equity in the issuing entity or its affiliates; (ii) the issuing entity should be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code and will not be treated as an association (or publicly traded partnership) taxable as a corporation; and (iii) the holding trust will be treated as a “grantor trust” within the meaning of subtitle A, Chapter 1, subchapter J, Part I, subpart E of the Code.  Therefore, neither the issuing entity nor the holding trust itself will be subject to tax for U.S. federal income tax purposes.  This opinion will be based on the assumption that all parties will comply with the terms of the trust agreement and related documents.  The opinion of Special Income Tax Counsel will assume that the transfer restrictions, as described under “U.S. Tax Matters—Tax Consequences to U.S. Holders of the Notes—Possible Alternative Treatments of the Notes” below, will be enforceable, even where the notes trade in global form through a clearing or settlement system.  It should be noted, however, that because the notes will be held in book-entry form, it is possible that book-entry transfers of beneficial interests in the notes could be effected without the knowledge of the indenture trustee, making it more difficult to monitor compliance with the transfer restrictions.  Opinions of counsel are not binding on the IRS or courts and there cannot be any assurance that the IRS will not challenge any opinions or that courts will not uphold any challenge by the IRS.

The holding trust arrangement is designed to allow interest on the loans received by the issuing entity to qualify for an exemption from withholding applicable to “portfolio interest” with respect to holders of the certificates (if any) who are not “United States persons” within the meaning of section 7701(a)(30) of the Code, or U.S. persons.  If the loans were to not be treated as held by the holding trust, the distributive share of gross interest (i.e., interest received on the loans unreduced by interest expense or other expenses of the issuing entity) received by a holder of a certificate or recharacterized Class E Note (as defined under “U.S. Tax Matters—Tax Consequences to U.S. Holders of the Notes—Possible Alternative Treatments of the Notes” below) from the loans may be subject to a 30% withholding tax if the holder of a certificate or recharacterized Class E Note is a non-U.S. person, absent a reduced rate under an applicable income tax treaty.  This would have an adverse impact on the holders of the notes and the certificates issued by the issuing entity.

The issuing entity is required to withhold on income allocable to a holder of a certificate or recharacterized Class E Note that is a non-U.S. person that is effectively connected to a United States trade or business of such holder if the issuing entity is treated as a partnership for U.S. federal income tax purposes. The activities of the issuing entity will not cause it to be considered to be engaged in a United States trade or business and the issuing entity does not intend to treat its activities as causing any of its income to be treated as effectively connected to a United States trade or business of a holder that is a non-U.S. person.  However, if a holder of a certificate or recharacterized Class E Note provides the issuing entity with an IRS Form W-8ECI (or an IRS Form W-8IMY with an IRS Form W-8ECI attached) to indicate that the income is otherwise effectively connected to a United States trade or business of that holder, the issuing entity would be required to withhold on income so designated by the holder of a certificate or recharacterized Class E Note if it is a partnership for U.S. federal income tax purposes.  To avoid such potential liability for the issuing entity, each holder of a certificate or Class E Note is required to be either (i) a U.S. person that provides the issuing entity with an IRS Form W-9 or (ii) a non-U.S. person that provides the issuing entity with an IRS Form W-8BEN or W-8BEN-E certifying that the income is not effectively connected to a United States trade or business of the holder (or an IRS Form W-8IMY that does not have any IRS Form W-8ECIs attached or that otherwise treats any of the income as effectively connected to a United States trade or business).  There can be no assurance, however, that a certificate or Class E Note will not be held by a non-U.S. person that treats the income as effectively connected to a United States trade or business.

If the issuing entity is treated as a partnership as opposed to a grantor trust for U.S. federal income tax purposes, partnership audit rules would generally apply to the issuing entity. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.
Tax Consequences to U.S. Holders of the Notes

Treatment of the Notes as Indebtedness.  The noteholders and beneficial owners of the notes will agree by their purchase of notes or beneficial interests therein, as the case may be, to treat the notes as debt for U.S. federal income tax purposes.  In the opinion of Special Income Tax Counsel, the Class A Notes, Class B Notes, Class C Notes and Class D Notes will, and the Class E Notes should, be classified as indebtedness for U.S. federal income tax purposes if and to the extent held by one or more persons other than a beneficial owner of the equity in the issuing entity or its affiliates.

The discussion below assumes that the Notes will be treated as indebtedness for U.S. federal income tax purposes.
Stated Interest.  The stated interest on the notes that constitutes “qualified stated interest” will be taxable to a U.S. holder as ordinary interest income when received or accrued in accordance with the U.S. holder’s method of tax accounting for U.S. federal income tax purposes.
Original Issue Discount.  The notes offered hereunder may be issued with more than a de minimis amount of OID.  In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception.  A note’s stated redemption price at maturity is the aggregate of all payments required to be made under the note through maturity except qualified stated interest.  Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates.  Unconditionally payable means that reasonable legal remedies exist to compel timely payment or that the terms of the instrument make late payment or non-payment sufficiently remote.  The issuing entity intends to treat for OID reporting purposes the potential that interest could be deferred on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes as sufficiently remote for purposes of the OID rules so as to not cause the stated interest on the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes to fail to qualify as qualified stated interest.
The issue price will be the first price at which a substantial amount of notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.  If a note were treated as being issued with more than a de minimis amount of OID, a U.S. holder would be required to include OID in income as interest over the term of the note under a constant yield method using a reasonable prepayment assumption pursuant to section 1272(a)(6) of the Code.  To date, the IRS has not issued any guidance under section 1272(a)(6) of the Code.  In general, OID must be included in income in advance of the receipt of cash representing that income.  Thus, each cash payment would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest payment and is not allocated to prior payments, or as a repayment of principal.  If any stated interest were required to be accrued under the OID rules, this treatment would have no significant effect on U.S. holders using the accrual method of accounting (except to require the accrual of any discount to par on the notes).  However, cash method U.S. holders would be required to report such stated interest income on the notes in advance of the receipt of cash attributable to that income.  If a note is issued at a sufficient discount to par, even if all stated interest is treated as qualified stated interest and not required to be accrued under the OID rules, such discount must be accrued into income under the OID rules rather than as principal payments are received.  Even if a note was issued at a discount falling within the de minimis exception to the OID accrual rules, the U.S. holder must include that discount in income (as gain on sale) proportionately as principal payments are made on that note.  Prospective investors should consult their tax advisors as to the operation of these rules.
Market Discount. A U.S. holder that purchases a note at a market discount, that is, at a purchase price less than the remaining stated redemption price at maturity of the note, or, in the case of a note with OID, its adjusted issue price, will be required to allocate each principal distribution first to accrued market discount on the note, and recognize ordinary income to the extent the distribution does not exceed the aggregate amount of accrued market discount on the note not previously included in income.  For notes that have unaccrued OID, the market discount must be included in income in addition to any OID.  A U.S. holder that incurs or continues indebtedness to acquire a note at a market discount also may be required to defer the deduction of all or a portion of the interest on the indebtedness until the corresponding amount of market discount is included in income.  In general terms, market discount on a note may be treated as accruing either (i) under a constant yield method or (ii) in proportion to remaining accruals of OID, if any, or if none, in proportion to remaining distributions of interest on the note, in any case taking into account the prepayment assumption.  The indenture trustee will make available, as required by the IRS, to beneficial owners of notes information necessary to compute the accrual of market discount.
Notwithstanding the above rules, market discount on a note will be considered to be zero if the discount is less than 0.25% of the remaining stated redemption price at maturity of the note multiplied by its weighted average remaining life.  Weighted average remaining life presumably would be calculated in a manner similar to weighted average life, taking into account payments, including prepayments, prior to the date of acquisition of the note by the subsequent purchaser.  If market discount on a note is treated as zero under this rule, the actual amount of market discount must be allocated to the remaining principal distributions on the note and, when each distribution is received, gain equal to the discount allocated to the distribution will be recognized.
Premium. A U.S. holder that purchases a note at a cost greater than its remaining stated redemption price at maturity will be considered to have purchased the note at a premium.  A U.S. holder need not include in income any remaining OID and may elect to treat the premium as "amortizable bond premium."  If a U.S. holder makes an election, the amount of any interest payment that must be included in the U.S. holder's income for each period ending on a distribution date will be reduced by the portion of the premium allocable to that period based on the premium note's yield to maturity.  The premium amortization should be made using constant yield principles.  If an election is made by the U.S. holder, the election will also apply to all bonds the interest on which is not excludible from gross income, "fully taxable bonds," held by the U.S. holder at the beginning of the first taxable year to which the election applies and to all fully taxable bonds thereafter acquired by it, and is irrevocable without the consent of the IRS.  If an election is not made:

•	a U.S. holder must include the full amount of each interest payment in income as it accrues; and
•	the premium must be allocated to the principal distributions on the premium note and when each distribution is received a loss equal to the premium allocated to the distribution will be recognized.
Any tax benefit from the premium not previously recognized will be taken into account in computing gain or loss upon the sale or disposition of the premium note.
Special Election. A U.S. holder may elect to include in gross income all "interest" that accrues on the note by using a constant yield method.  For purposes of the election, the term "interest" includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest as adjusted by any amortizable bond premium or acquisition premium.  Potential U.S. holders are encouraged to consult with your own tax advisors regarding the time and manner of making and the scope of the election and the implementation of the constant yield method.
Sale or Other Disposition.  If a U.S. holder sells a note, such U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. holder’s adjusted tax basis in the note.  The adjusted tax basis of a note to a particular U.S. holder will equal the U.S. holder’s cost for the note, increased by any discount previously included by the U.S. holder in income with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments, other than qualified stated interest, previously received by the U.S. holder with respect to the note.  Any gain or loss will be capital gain or loss, except for gain representing accrued interest not previously included in income.  Any capital gain recognized upon a sale, exchange or other disposition of a note will be long-term capital gain if the U.S. holder’s holding period is more than one year and will be short-term capital gain if the U.S. holder’s holding period is one year or less.  However, a three year holding period applies for long-term capital gain purposes to certain indirect holders who received their interest in the entity holding the notes in connection with substantial services.  The deductibility of capital losses is subject to certain limitations.  Prospective investors should consult with their own tax advisors concerning the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.
Certain non-corporate U.S. holders are now subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, OID and market discount realized on a note and any net gain recognized upon a disposition of a note.  U.S. holders should consult their tax advisors regarding the applicability of this tax in respect of their notes.
Possible Alternative Treatments of the Notes.  The opinion of Special Income Tax Counsel will reflect some uncertainty as to the U.S. federal income tax classification of the Class E Notes.  If the Class E Notes were not classified as indebtedness for U.S. federal income tax purposes, such notes should be treated as equity interests in the issuing entity for U.S. federal income tax purposes, and any such note, a recharacterized Class E Note.  If that were the case, it is expected that the certificateholders and holders of the recharacterized Class E Notes would be treated as partners in the issuing entity, which would no longer qualify as a grantor trust for U.S. federal income tax purposes.  An entity treated as a partnership (other than a publicly traded partnership taxable as a corporation) would annually file IRS Form 1065, Return of Partnership Income, and it and its partners would be required to comply with the requirements of subchapter K and the other provisions of the Code that apply to entities treated as partnerships for U.S. federal income tax purposes and to the partners of such partnerships.  In general, a partnership is not subject to U.S. federal income tax, rather, the partners are required separately to take into account their allocable shares of the income, gains, losses, deductions and credits of the partnership, calculated according to the partners’ respective ownership interests in the partnership and regardless of whether corresponding cash payments are received by such partners.  The allocation of the issuing entity’s income, gains, losses, deductions and credits to the holders of the recharacterized Class E Notes could result in them receiving income in timing, character and amounts different than expected; although, in such event, the amount and timing of income to a holder of a recharacterized Class E Note would not generally be expected to differ materially from that which a holder would receive if such holders’ Class E Notes were not recharacterized.  However, a tax-exempt U.S. holder of a recharacterized Class E Note could be treated as receiving unrelated business taxable income from the issuing entity, and, if contrary to the opinion of Special Income Tax Counsel, the IRS determines that the activities of the issuing entity will cause it to be considered to be engaged in a United States trade or business, a non-U.S. holder of a recharacterized Class E Note could be required to file a U.S. tax return and could be subject to tax (and withholding) on its share of the issuing entity’s income at regular U.S. tax rates, and in the case of a corporate non-U.S. holder, the branch profits tax.  In the event that the issuing entity is required to withhold tax with respect to any recharacterized Class E Notes held by non‑U.S. holders, the issuing entity could be liable for any failure to so withhold, thereby reducing cash flow that would otherwise be available to make payments on all notes (including Class A Notes, Class B Notes, Class C Notes and Class D Notes).  In the event the Class E Notes are successfully recharacterized as equity, the issuing entity should be treated as a partnership as described above and payments on the recharacterized Class E Notes should be treated as “guaranteed payments” under section 707 of the Code.  Certain adverse state and local tax implications could also arise.
In addition, if the issuing entity is treated as a partnership, the issuing entity may be subject to limitations on the amount of interest deductions that it may take in each year.  Deductions for business interest are limited to the issuing entity’s business interest income plus 30% of a business’s taxable income (before interest, depreciation, and depletion). Because the limitation on interest is based upon income before depletion, the significance of the limitation is difficult to predict.  However, it is possible that the issuing entity will not be able to deduct all of its interest expense in the year accrued.  If this occurs, the excess interest expense could be carried forward to subsequent years, but the tax allocable to the issuing entity’s beneficial owners in the year the expense is accrued could increase.
In addition, if a partnership earns income effectively connected to a United State trade or business, section 1446(f) of the Code requires a transferee of a partnership interests to withhold 10% of the amount realized by the transferor unless the transferee can properly establish that the transferor is a U.S. person.  If a transferee is required to withhold and does not, the partnership is required to withhold, but only on distributions to such transferee.  As stated earlier in this prospectus, the issuing entity will treat its income as not being effectively connected to a United States trade or business.  [The issuing entity has not created any mechanism for a transferee of a Class E Note to establish whether the transferor is a U.S. person if the Class E Notes were to be recharacterized as equity.]  Treasury recently issued proposed Treasury regulations in which it provided guidance as to how transferees can comply with their obligations pursuant to the new rules.  The proposed Treasury regulations indicated that a partnership will not have an obligation to withhold under these rules until final Treasury regulations are issued.  It is unclear how these new rules will be interpreted or implemented by the IRS or Treasury.
[Prospective investors in the notes are strongly urged to consult their respective advisors regarding the U.S. federal, state, local and foreign tax impact of any recharacterization of the Class E Notes.]
Further, if, contrary to the opinion of Special Income Tax Counsel, the IRS successfully asserted that one or more classes of the notes did not represent debt for U.S. federal income tax purposes, those notes would be treated as equity interests in the issuing entity.  If one or more classes of notes, other than the Class E Notes, are treated as equity interests in the issuing entity, the issuing entity might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences, and the publicly traded partnership taxable as a corporation would not be able to reduce its taxable income by deductions for interest expense on any such notes recharacterized as equity.  Alternatively, the issuing entity could be treated as a publicly traded partnership that would not be taxable as a corporation because it would meet certain qualifying income tests.  Payments on the notes treated as equity interests in such a partnership would probably be treated as guaranteed payments, which could result in adverse tax consequences to certain holders.  For example, income to certain tax-exempt entities, including pension funds, might be “unrelated business taxable income,” and individual holders might be subject to certain limitations on their ability to deduct their share of issuing entity expenses.
The IRS has adopted final and temporary Treasury regulations under section 385 of the Code that in certain circumstances treat an instrument that otherwise would be treated as debt for U.S. federal income tax purposes as equity during periods in which the instrument is held by a member of an “expanded group” that includes the issuing entity of the instrument.  An expanded group is generally a group of corporations or controlled partnerships connected through 80% or greater direct or indirect ownership links.

The regulations are complex and recently issued and thus have not yet been applied by the IRS or any court.  In addition, the IRS has reserved certain portions of the regulations pending its further consideration.  If the notes were treated as equity under these rules, they may once again be treated as debt when acquired by a holder that is not a member of an expanded group including the issuing entity.  Notes treated as newly issued under this rule may have tax characteristics differing from notes that were not previously treated as equity.  The issuing entity does not intend to separately track any such notes.
Potential investors in the notes should consult with their own tax advisors regarding the possible effect of the section 385 regulations on them, including without limitation with regard to tax consequences where notes held by them are treated as having tax characteristics that differ from other notes.
Tax Consequences to Non-U.S. Holders of the Notes

Subject to the discussion below concerning the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, interest payments (including OID) made, or accrued, to a beneficial owner of notes that is a non-U.S. holder generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax and withholding if the interest is not effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder, and the non-U.S. holder (i) is not actually or constructively a 10% owner of the profits or capital of the issuing entity (including a holder of 10% of the outstanding certificates and recharacterized Class E Notes, if any), a “controlled foreign corporation” with respect to which the issuing entity is a “related person” within the meaning of the Code, or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business and (ii) provides the indenture trustee or other person who is otherwise required to withhold United States tax with respect to the notes with an IRS Form W-8BEN-E (or other applicable IRS Form W-8, not including, in the case of the Class E Notes, IRS Form W-8ECI, or IRS Form W-8IMY with any IRS Forms W-8ECI attached), signed under penalty of perjury, certifying that the beneficial owner of the note is a non-U.S. holder and providing the non-U.S. holder’s name and address.  If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the signed IRS Form W-8BEN-E (or other applicable IRS Form W-8, not including, in the case of the Class E Notes, IRS Form W-8ECI, or IRS Form W-8IMY with any IRS Forms W-8ECI attached) to the withholding agent.  If a non-U.S. holder does not satisfy these requirements, then it will be subject to withholding tax unless it provides a properly executed IRS Form W-8BEN-E (or other applicable IRS Form W-8, not including, in the case of the Class E Notes, IRS Form W-8ECI, or IRS Form W-8IMY with any IRS Forms W-8ECI attached) claiming an exemption from or reduction in withholding under the benefit of a tax treaty or otherwise establishing an exemption from withholding tax.  If income from the interest is effectively connected income, the non-U.S. holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on that interest at graduated rates.  In addition, if the non-U.S. holder is a foreign corporation, it will be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or an exemption under an applicable tax treaty.  A non-U.S. holder other than an individual or corporation (or an entity treated as such for U.S. federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements.  In particular, in the case of notes held by a foreign partnership or foreign trust, the partners or beneficiaries, as the case may be, may be required to provide certain additional information.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a non-U.S. holder will be exempt from U.S. federal income and withholding tax, provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder and (ii) in the case of an individual non-U.S. holder, the non-U.S. holder is not present in the United States for 183 days or more in the taxable year and does not otherwise have a “tax home” within the United States.

Non-U.S. holders of notes are encouraged to consult their own tax advisors in determining the U.S. federal, state, local, non-U.S. and other tax consequences of the purchase, ownership and disposition of the Notes.

As discussed under “U.S. Tax Matters—Tax Consequences to U.S. Holders of the Notes—Possible Alternative Treatments of the Notes” above, it is possible that a holder of a note could be treated as owning an equity interest in a partnership.  If any class or classes of the notes were to be characterized by the IRS as equity in the issuing entity, interest payments to a non-U.S. holder of such notes might become subject to U.S. withholding tax, especially if the non-U.S. holder provides an IRS Form W-8ECI in connection with its acquisition or ownership of such notes.  If imposed, such withholding tax would reduce the amount of payments to any such non-U.S. holders of any such recharacterized class of notes.  Further, the IRS could assert a withholding tax on interest payments distributed to such holders prior to the recharacterization.  Should the amounts required to be withheld exceed the amounts that are then available for payment to such non-U.S. holders, amounts that would otherwise be available for payment to the other noteholders may be used to pay such remaining withholding tax.  Any resulting delays in payment or losses may be suffered by other noteholders.

This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to non-U.S. holders of the Notes as well as the application of the withholding regulations.  You are encouraged to consult your own tax advisors for specific advice regarding the holding and disposing of notes.

Foreign Account Tax Compliance Act

Under legislation generally referred to as FATCA, enacted as part of the HIRE Act in 2010, withholding at a rate of 30% generally will be required in certain circumstances on interest payments in respect of, and, after December 31, 2018, principal payments on, and gross proceeds from the sale or other disposition of (subject to the caveat below), the notes held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities.  An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements.  Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required.  Similarly, in certain circumstances, interest payments in respect of, and, after December 31, 2018, principal payments on and gross proceeds from the sale or other disposition of (subject to the caveat below), the notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any ‘‘substantial United States owners’’ or (ii) provides certain information regarding the entity’s ‘‘substantial United States owners,’’ which the indenture trustee will in turn provide to the IRS.  The paying agent will not pay any additional amounts to the noteholders in respect of any amounts withheld.  This withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain).  Notwithstanding the foregoing, the IRS has issued proposed regulations, upon which taxpayers may generally rely, that exclude gross proceeds from the sale or other disposition of the notes from the application of the withholding tax imposed under FATCA.  Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in the notes.

Backup Withholding and Information Reporting

The indenture trustee will generally be required to report annually to the IRS, and to each noteholder, the amount of interest paid on the notes, and any amount of interest withheld for U.S. federal income tax purposes, except as to exempt noteholders (for example, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status).  Each noteholder who is not an exempt noteholder will be required to provide to the indenture trustee, under penalty of perjury, a certificate containing the noteholder’s name, address, correct U.S. federal taxpayer identification number and a statement that the noteholder is not subject to backup withholding.  Should such a noteholder fail to provide the required certification, the paying agent will be required to withhold the tax from interest otherwise payable to the noteholder and the paying agent will be required to pay the withheld amount to the IRS.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of the notes holding its interest in such notes through DTC will be subject to the 30% U.S. withholding tax described under “U.S. Tax Matters—Tax Consequences to Non-U.S. Holders of the Notes”

above that generally applies to payments of interest, including payments of accrued OID, on debt issued by U.S. persons, unless:
•
each clearing system, bank or other financial institution that holds notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and

•	such beneficial owner complies with applicable certification requirements.

State and Local Tax Consequences
Prospective investors should consider the state and local tax consequences of the purchase, ownership and disposition of the notes.  Such tax laws may differ substantially from the corresponding U.S. federal income tax law, and this discussion does not purport to describe any aspect of the tax laws of any state or locality.  Therefore, prospective investors are encouraged to consult with their own tax advisors as to the various state and local tax consequences of an investment in the notes.

ERISA Considerations
The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code of 1986, as amended, or the Code, impose certain duties and requirements on employee benefit plans and other retirement arrangements (such as individual retirement accounts and Keogh plans) that are subject to the fiduciary responsibility provisions of Title I of ERISA and/or Section 4975 of the Code and certain entities whose assets are deemed to include the “plan assets” of such employee benefit plans, plans or retirement arrangements, referred to as "plans," and on persons who are fiduciaries of plans. Any person who exercises any authority or control over the management or disposition of a plan's assets is considered to be a fiduciary of that plan. A fiduciary of a plan subject to the fiduciary responsibility provisions of Title I of ERISA should consider the fiduciary standards thereunder in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in the notes described in this prospectus.  Accordingly, pursuant to Section 404 of ERISA, such fiduciary should consider, among other factors:

•	whether the investment is for the exclusive benefit of plan participants and their beneficiaries;
•	whether the investment satisfies the applicable diversification requirements;
•	whether the investment is in accordance with the documents and instruments governing the plan;
•	whether the fiduciary has the authority to make the investment;
•	the tax effects of the investment; and
•	whether the investment is prudent, considering the nature of the investment.
Fiduciaries of plans also should consider ERISA's prohibition on improper delegation of control over, or responsibility for, the assets of a plan.

In addition, ERISA and Section 4975 of the Code prohibit a broad range of transactions involving plan assets with persons that are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code.  Such transactions are treated as "prohibited transactions" under Section 406 of ERISA and significant excise taxes and/or other penalties are imposed under ERISA and/or Section 4975 of the Code unless a statutory, regulatory or administrative exemption applies.  The issuing entity, the underwriters, the sponsor, the depositor, the servicer, any subservicers, the indenture trustee, the owner trustee and certain of their affiliates might be considered parties in interest or disqualified persons with respect to a plan.  If so, the acquisition, holding or disposition of notes by or on behalf of such plan could be considered to give rise to a prohibited transaction unless an exemption is available. Unless the context clearly indicates otherwise, any reference herein to the acquisition, holding or disposition of a note shall also mean, the acquisition, holding or disposition of a beneficial interest in such note.

The Department of Labor has issued regulations defining what constitutes "plan assets" for purposes of ERISA and Section 4975 of the Code.  Department of Labor Regulations 2510.3-101, as modified by Section 3(42) of ERISA, or the "Plan Asset Regulations", provide that if a plan makes an investment in an "equity interest" in an entity, an undivided portion of the assets of the entity will be considered the assets of such plan unless certain exceptions set forth in such regulations apply. If the notes are considered to be an equity investment in the issuing entity, a plan that purchased notes might be deemed to have acquired an undivided interest in the issuing entity’s assets, and certain transactions involving such assets might constitute prohibited transactions. The notes will not be considered equity interests in the issuing entity for purposes of Section 3(42) of ERISA and the Plan Asset Regulations if the notes are treated as indebtedness under applicable local law and have no substantial equity features.  If the notes are treated as indebtedness without substantial equity features, the issuing entity's assets would not be deemed to include assets of a plan that acquired notes.
The Class A Notes, Class B Notes, Class C Notes and Class D Notes may be purchased by plans as the issuing entity believes that each of the Class A Notes, the Class B Notes, Class C Notes and Class D Notes should be treated as indebtedness without substantial equity features for purposes of the Plan Asset Regulations. This determination is based in part on the traditional debt features of those notes, including the reasonable expectation of purchasers of such notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features.  However, whether or not those notes are treated as debt for ERISA purposes, the acquisition, holding or disposition of such notes by or on behalf of a plan could result in a prohibited transaction if such acquisition, holding or disposition were deemed to be a prohibited sale or exchange of property or a loan to the issuing entity, and the issuing entity, the indenture trustee, the owner trustee, the depositor or the underwriters are considered parties in interest with respect to the plan.
One or more prohibited transaction exemptions may be available with respect to the acquisition, holding or disposition of the Class A Notes, Class B Notes, Class C Notes and Class D Notes, including, but not limited to:
•	Prohibited Transaction Class Exemption, (PTCE), 84-14, regarding transactions negotiated by qualified professional asset managers;
•	PTCE 90-1, regarding transactions entered into by insurance company pooled separate accounts;
•	PTCE 91-38, regarding transactions entered into by bank collective investment funds;
•	PTCE 95-60, regarding transactions entered into by insurance company general accounts;
•	PTCE 96-23, regarding transactions effected by in-house asset managers; or
•
the statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain prohibited transactions between a plan and a person or entity that is a party in interest to such plan solely by reason of providing services to the plan or a relationship to such a service provider (other than a party in interest that is a fiduciary with respect to the investment of the assets of the plan involved in the transaction, or an affiliate of any such fiduciary), provided that the plan pays no more than and receives no less than adequate consideration in connection with the transaction.

Each purchaser and each transferee using the assets of a plan to acquire the Class A Notes, Class B Notes, Class C Notes or Class D Notes will be deemed to have represented that the acquisition, holding and disposition of the notes (or a beneficial interest therein) will not constitute or result in a non‑exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.
The Class E Notes may be treated as equity under the Plan Asset Regulations and therefore may not be purchased by, on behalf of, or with any assets of any plan.  Each purchaser and each transferee of a Class E Note will be deemed to have represented that it is not, and is not acting on behalf of, or with any assets of, a plan.

Any plan, or fiduciary or other person investing the assets of a plan (referred to as a plan fiduciary), considering the purchase of notes may wish to consult with its counsel as to the potential applicability of ERISA and the Code to the investment.  Moreover, each plan fiduciary may wish to determine whether, under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan’s investment portfolio.
Due to the possibility that the issuing entity, holding trust, sponsor, depositor, underwriters, servicer, any subservicers, indenture trustee, owner trustee or any of their respective affiliates (each and collectively referred to as the transaction parties) may receive certain benefits in connection with the sale or holding of the Class A Notes, Class B Notes, Class C Notes or Class D Notes, the purchase of such notes using plan assets over which any of these parties or their affiliates has investment authority, or renders investment advice for a fee with respect to the plan assets, or is the employer or other sponsor of the plan, might be deemed to be a violation of Title I of ERISA or Section 4975 of the Code.  Accordingly, the Class A Notes, Class B Notes, Class C Notes or Class D Notes may not be purchased using plan assets if any of the transaction parties has investment authority, or renders investment advice for a fee with respect to the plan assets, or is the employer or other sponsor of the plan, unless an applicable prohibited transaction exemption is available to cover the purchase or holding of such notes or the transaction is not otherwise prohibited.
Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), foreign plans (as described in Section 4(b)(4) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of ERISA or Section 4975 of the Code, may nevertheless be subject to federal, state, local or non-U.S. or other laws or regulations that are substantially similar to the prohibited transaction provisions of ERISA or Section 4975 of the Code (hereinafter referred to as similar law and similar law plans).  The Class A Notes, Class B Notes, Class C Notes and Class D Notes may be purchased by, on behalf of, or with any assets of similar law plans.  Each purchaser and each transferee using the assets of a similar law plan to acquire the Class A Notes, Class B Notes, Class C Notes or Class D Notes will be deemed to have represented that the acquisition, holding and disposition of the notes will not constitute or result in a non-exempt violation of any similar law. Any fiduciary of a similar law plan that is considering the purchase of notes may wish to consult with its counsel as to the potential applicability of similar law to the investment.
The Class E Notes may not be purchased by, on behalf of, or with any assets of any similar law plans. Each purchaser and each transferee of a Class E Note will be deemed to have represented that it is not, and is not acting on behalf of, or with any assets of, a similar law plan.
The sale of notes to a plan is in no respect a representation by the issuing entity, depositor or the underwriters that this investment meets all relevant legal requirements for investments by plans generally or any particular plan or that this investment is appropriate for plans generally or any particular plan.
Legal Proceedings
As a consumer finance company, Exeter is subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things, usury, disclosure inaccuracies, wrongful repossession, violations of bankruptcy stay provisions, certificate of title disputes, fraud, breach of contract, improper collection practices, credit bureau reporting and discriminatory treatment of credit applicants.  Some litigation against Exeter could take the form of class action complaints by consumers.  As the assignee of automobile loan contracts originated by dealers, Exeter may also be named as a co‑defendant in lawsuits filed by consumers principally against dealers.  The damages and penalties claimed by consumers in these types of matters can be substantial.  The relief requested by plaintiffs varies but can include requests for compensatory, statutory and punitive damages.  Exeter is also party to, or is periodically otherwise involved in, reviews, investigations, examinations and proceedings (both formal and informal), and information-gathering requests, by government and self-regulatory agencies, including the Federal Reserve, the CFPB, the DOJ, the SEC, the FTC and various state regulatory and enforcement agencies.  The penalties and remedies sought by government and self-regulatory agencies in these types of matters can be substantial.  Exeter believes that it has taken prudent steps to address and mitigate the litigation and regulatory risks associated with its business activities.  See “The Sponsor, the Servicer and the Custodian” in this prospectus for more information.

[Insert disclosure regarding any material legal proceedings pending against the sponsor, servicer, depositor, seller, originator, indenture trustee or owner trustee or known to be contemplated by governmental authorities, in accordance with Regulation AB Item 1117.]
Certain Relationships and Related Transactions
In the ordinary course of business from time to time, Exeter and its affiliates have business relationships and agreements with affiliates of the owner trustee and the indenture trustee, including commercial banking, committed credit facilities, underwriting agreements, hedging agreements and financial advisory services, all on arm’s length terms and conditions.
The owner trustee is not an affiliate of any of the depositor, Exeter, the servicer, the issuing entity, the indenture trustee or the backup servicer.  However, the owner trustee and one or more of its affiliates may, from time to time engage in arm’s length transactions with the depositor, the sponsor, the indenture trustee, the backup servicer, Exeter or affiliates of any of them, that are distinct from its role as owner trustee, including transactions both related and unrelated to the securitization of automobile loan contracts.
The indenture trustee is not an affiliate of any of the depositor, the sponsor, the servicer, the issuing entity, the owner trustee or Exeter.  However, the indenture trustee and one or more of its affiliates may, from time to time, engage in arm’s length transactions with the depositor, the sponsor, the owner trustee, Exeter or affiliates of any of them, that are distinct from its role as indenture trustee, including transactions both related and unrelated to the securitization of automobile loan contracts.
The sponsor, the depositor and Exeter are affiliates and also engage in other transactions with each other involving securitizations and sales of automobile loan contracts.
[Disclosure regarding additional affiliations will be provided for each transaction in accordance with Regulation AB Item 1119.]
Volcker Rule Considerations
The holding trust and the issuing entity will be relying on an exclusion or exemption under the 1940 Act contained in Section 3(c)(5) of the 1940 Act and Section 3(c)(6) of the 1940 Act, respectively, although there may be additional exclusions or exemptions available to the holding trust and the issuing entity.  The issuing entity an the holding trust are being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the Volcker Rule).  The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds.  The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014.  Conformance with the Volcker Rule and its implementing regulations was required by July 21, 2015 (subject to the possibility of up to two one-year extensions).  Under the Volcker Rule, unless otherwise jointly determined by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the 1940 Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.  The general effects of the Volcker Rule remain uncertain.  Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.
U.S. Credit Risk Retention
The risk retention regulations in Regulation RR under the Exchange Act, require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the automobile loan contracts.  [Disclose entity which will hold risk retention and, if not the sponsor, the relationship of such entity to the sponsor.]
[Combination Vertical and Horizontal Interest Option:] [The depositor will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” [and an “eligible horizontal residual interest”/ [and an “eligible horizontal cash reserve account”]/ [, an “eligible horizontal residual interest” and an “eligible horizontal cash reserve account”]. The depositor expects that the percentage of the “eligible vertical interest” and [the percentage of the fair value of the “eligible horizontal residual interest” [and the amount deposited to the “eligible horizontal cash reserve account” on the closing date]] will together equal at least five percent of the prior value of all ABS interests.] [Include following disclosure for both Eligible Vertical Interest Option and either or both of Eligible Horizontal Residual Interest Option and Eligible Horizontal Cash Reserve Account Option, as applicable.]
[Eligible Vertical Interest Option:] [The [depositor] will satisfy the risk retention requirements of Regulation RR by retaining at least 5% of the initial principal amount of each class of notes [and the certificates], or the retained interest, which in the aggregate satisfies the requirements for an “eligible vertical interest” under Regulation RR.  The sponsor, the depositor or another majority-owned affiliate of the sponsor is required to retain the eligible vertical interest until the latest of (i) two years from the closing date, (ii) the date the Pool Balance is one-third or less of the initial Pool Balance, or (iii) the date the principal amount of the notes and certificates is one-third or less of the initial principal amount of the notes and certificates.  None of the sponsor, the depositor nor any of their affiliates may sell, transfer or hedge their exposure to the eligible vertical interest during this period other than as permitted by Regulation RR.  See “Description of the Notes” in this prospectus for a description of the material terms of the notes that will be retained to satisfy the eligible vertical interest option.]
[Eligible Horizontal Residual Interest Option:] [The [depositor] will satisfy the risk retention requirements of Regulation RR by retaining [a portion of] the residual interest certificates issued by the issuing entity [and $[__] of the Class [_] Notes], [collectively,] the retained interest, which represent an "eligible horizontal residual interest." The fair value of the residual interest certificates [and $[__] of the Class [_] Notes] retained by the depositor on the closing date will equal at least 5% of the sum of the fair value of the notes and the residual interest certificates on the closing date. The sponsor, the depositor or another majority-owned affiliate of the sponsor is required to retain the related residual interest certificates [and the Class [_] Notes] until the latest of (i) two years from the closing date, (ii) the date the Pool Balance is one-third or less of the initial Pool Balance, or (iii) the date the principal amount of the notes is one-third or less of the original principal amount of the notes. Neither the sponsor, the depositor nor any of their affiliates may sell, transfer or hedge their exposure to the related residual interest certificates during this period other than as permitted by Regulation RR.
The portion of the residual interest certificates issued by the issuing entity and retained by the [depositor] will constitute an “eligible horizontal residual interest.”  The residual interest certificates represent the right to all funds in excess of amounts needed to make required payments on the notes, pay fees and expenses of the issuing entity or make deposits in the reserve account [or the revolving account].  The residual interest certificates represent a first-loss interest in the securitization transaction.  In general, the residual interest certificates in the issuing entity represent the rights to the overcollateralization, amounts in the reserve account and excess spread, in all cases to the extent those amounts are eligible for distribution in accordance with the transaction documents and are not needed to make payments on the notes or cover losses on the automobile loan contracts.  Because the residual interest certificates  are subordinated to each class of notes and are only entitled to amounts that are not needed on a distribution date to make payments on the notes or to make other required payments or deposits according to the priorities of payments described in this prospectus under “Description of the Transaction Documents—Distributions—Distribution Date Payments” and “—Distribution Date Payments after an Event of Default,” the residual interest certificates absorb all losses on the automobile loan contracts by reduction of, first, the excess spread, second, the overcollateralization and, third, the amounts in the reserve account, before any losses are incurred by the notes.  See “Description of the Transaction Documents—Credit Enhancement” in this prospectus for a description of the credit enhancement available for the notes, including the excess spread, overcollateralization and reserve account.  See “The Issuing Entity” in this prospectus for a description of the material terms of the residual interest certificates that will be retained to satisfy the “eligible horizontal residual interest.”

For purposes of determining compliance with Regulation RR, the estimated fair values of the notes and the residual interest certificates are as follows (the totals in the table may not sum due to rounding):
Class	Assumed Interest Rate	Fair Value ($)	Fair Value (%)
Class A
Class B
Class C
Class D
[Class E]
Residual Interest Certificates[*]
Total
____________
[*
As of the closing date, the depositor will retain [_]% of the residual interest certificates, which will have a fair value of $[___] and will represent approximately [_]% of the fair value of all interests in the issuing entity.]

The assumed interest rates are based on recent market pricings of similar automobile loan-backed securitizations with similar note tenors.  The fair value of the notes is assumed to be equal to the initial principal amount, or par.  The final interest rates of the notes are expected to be similar to those assumed in the “Yield and Prepayment Considerations” section of this prospectus, as detailed in the Regulation RR table immediately preceding this paragraph.
The sponsor determined the fair value of the notes and the residual interest certificates using a fair value measurement framework under U.S. generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.
•	Level 1 – inputs include quoted prices for identical instruments and are the most observable.
•	Level 2 – inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and
•	Level 3 – inputs include data not observable in the market and reflect management judgement about the assumptions market participants would use in pricing the instrument.
The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the residual interest certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The sponsor made the following assumptions in the discounted cash flow model used to calculate the fair value of the residual interest certificates:

•	All structuring assumptions detailed under "Yield and Prepayment Considerations," except the assumptions described in clauses [(_)], [(_)] and [(_)].
•	Note interest accrues at the rates described above.
•	The automobile loan contracts prepay at a rate of [_]% ABS.
•	The pool experiences a lifetime cumulative net loss rate of [_]% and these losses are incurred based on the following timing curve:
Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss

•	Cash flows received on the residual interest are discounted at [_]%.
•	The recovery rate on charged-off automobile loan contracts is [_]%.
•	The recovery lag on charged-off automobile loan contracts is [_] months.
•	Neither the servicer nor the depositor exercises its “clean-up call” option to purchase the automobile loan contracts at the earliest opportunity.
The sponsor developed these inputs and assumptions considering the following factors:
•
The assumed ABS rate was estimated considering the voluntary prepayment rate experienced on certain of the sponsor’s prior securitized pools, as well as the voluntary prepayment rate that is expected to be assumed when the interest rates on the notes are established on the date of pricing.

•
The lifetime cumulative net loss assumption is [_]%.  This was determined by the sponsor based on the performance of prior securitized pools, the composition of the pool for this securitization, trends in motor vehicle values, economic conditions and the median loss assumptions employed by the hired NRSROs.  The cumulative net loss assumption represents the expected cumulative gross defaults reduced by expected recoveries.

•
Due to the lack of an actively traded market in residual interests similar to the residual interest in the issuing entity, the discount rate is determined based on an expected market yield derived using qualitative factors which take into account the first loss exposure of the residual interest cash flows and the credit risk of the automobile loan contracts.

•	The recovery rate and recovery lag are estimated based on the performance of prior securitized pools and assumptions employed by the hired NRSROs.
The sponsor believes that the inputs and assumptions described above are all of the inputs and assumptions that could have a significant impact on the fair value calculations described above and provide a prospective noteholder with information that is sufficient to evaluate the fair value calculation.  The fair value of the notes and the residual interest was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the automobile loan contracts, that will likely differ from the actual characteristics and performance of the automobile loan contracts.  You should be sure you understand these assumptions when considering the fair value calculation.]
 [Eligible Horizontal Cash Reserve Account Option:] [The depositor will satisfy the risk retention requirements of Regulation RR [in part] by funding an “eligible horizontal cash reserve account.” As described under “Description of the Transaction Documents—Credit Enhancement—Reserve Account,” the reserve account qualifies as an eligible horizontal cash reserve account because it is held by the indenture trustee; amounts on deposit in the reserve account may be invested only in certain permitted investments constituting cash or cash equivalents; and amounts on deposit in the reserve account only may be withdrawn while the notes are outstanding to make certain payments of interest and principal on the notes and to pay trust expenses (other than those that are payable to the sponsor or any of its affiliates, including the servicing fee for so long as Exeter is the servicer). The depositor will deposit $[__] from the proceeds from the sale of the notes into the reserve account on the closing date, which represents [    ]% of the sum of the fair value of the notes and the residual interest on the closing date. See “Description of the Transaction Documents—Credit Enhancement—Reserve Account” in this prospectus for a description of the material terms of the reserve account.]
[Under Regulation RR, the sponsor or its majority-owned affiliate is permitted to pledge the retained interest to secure a loan, or to enter into a repurchase transaction or other financing transaction with respect to the retained interest, so long as such financing is on a full recourse basis. The sponsor or its majority-owned affiliate may finance the retained interest through a repurchase transaction or otherwise with a financial institution, acting as counterparty. If an event of default with respect to the sponsor or its majority-owned affiliate, as applicable, occurs under any such financing transaction and remains uncured, the counterparty to such transaction may have the right to take action resulting in a final disposal of all or any portion of the retained interest. Additionally, in connection with a repurchase agreement, the counterparty may have the right to transfer, sell or otherwise re-hypothecate (each, a “Re-hypothecation”) to one or more third parties all or a portion of the related retained interest or may fail to transfer back to the sponsor or its majority-owned affiliate all or any portion of the retained interest. Such a Re-hypothecation, failure to transfer or default on the repurchase transaction or other financing may result in the sponsor failing to comply with Regulation RR.]
Post-Closing Date Disclosure:  [To be included if Eligible Vertical Interest Option is Used:]  The first monthly servicer report filed under cover of Form 10-D following the closing date will include the amount of the eligible vertical interest the depositor retained at closing, if that amount is materially different from the amount disclosed in this prospectus.]  [To be included if Eligible Horizontal Residual Interest Option and/or Eligible Horizontal Cash Reserve Account Option is Used:] [The first monthly servicer report filed under cover of Form 10-D following the closing date will include (i) the fair value of the residual interest certificates retained by the depositor and the fair value required to be retained, each based on actual sale prices and note sizes and each expressed as a percentage of the fair value of the notes and the residual interest and as a dollar amount and (ii) descriptions of any material differences between the valuation methodology or any of the key inputs and assumptions that were used in calculating the fair value or range of fair values disclosed herein and those used to calculate the fair value as of the closing date as set forth in such monthly servicer report.]
[European Securitization Rules
Pursuant to Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended, the EU Securitization Regulation) Affected Investors investing in a “securitisation” (as defined in that regulation) must, amongst other things, verify (a) certain credit-granting requirements are satisfied (b) that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention and (c) that the originator, sponsor or relevant securitization special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation.  The EU Securitization Regulation has direct effect in member states of the European Union and is expected to be implemented by national legislation in other countries in the European Economic Area.  Affected Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).
None of the sponsor, the depositor, the servicer, the issuing entity, their respective affiliates nor any other party to the transactions described in this prospectus intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation (which, together with any applicable regulatory technical standards, implementing technical standards and official guidance supplementing such regulation and any implementation measures in respect of such regulation in the European Union or the European Economic Area, are referred to as the European Securitization Rules).
In addition, no such person undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any applicable requirement of, the European Securitization Rules. The arrangements described under “U.S. Credit Risk Retention” of this prospectus have not been structured with the objective of ensuring compliance with the requirements of the European Securitization Rules by any person.
Failure by an Affected Investor to comply with any applicable EU Securitization Rules with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge or other regulatory sanctions and remedial measures.
Consequently, the notes may not be a suitable investment for Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and the scope, applicability and compliance requirements of the European Securitization Rules.]
[If the sponsor intends to attempt to comply with European Securitization Rules, describe steps taken by sponsor to address these requirements.]
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area.  For the purposes of this provision:
(a)
the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended or superseded, the “Prospectus Directive”); and

(b)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

Underwriting
Under the terms and subject to the conditions set forth in the underwriting agreement for the sale of the publicly offered notes, each of the underwriters has severally agreed, subject to the terms and conditions set forth therein, to purchase the principal amount of the publicly offered notes set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 Notes(1)	Principal Amount of Class A-2[-A] Notes(2)	[Principal Amount of Class A-2-B Notes(2)]	Principal Amount of Class A-3 Notes(1)	Principal Amount of Class B Notes(1)	Principal Amount of Class C Notes(1)	Principal Amount of Class D Notes(1)
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[___]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
Total	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]	$[__]
[(1)
If the aggregate initial principal amount of the publicly offered notes is $[__].  If the aggregate initial principal amount of the publicly offered notes is $[__], the principal amount of the Class A-1 Notes will be $[__], the principal amount of the Class A-3 Notes will be $[__], the principal amount of the Class B Notes will be $[__], the principal amount of the Class C Notes will be $[__] and the principal amount of the Class D Notes will be $[__].]

[(2)
The allocation of the principal amount between the Class A-2-A and the Class A-2-B Notes will be determined on or before the date of pricing. [The]/[If the aggregate initial principal amount of the publicly offered notes is $[__], the] aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $[__].  [If the aggregate initial principal amount of the publicly offered notes is $[__], the aggregate principal amount of the Class A-2-A Notes and the Class A-2-B Notes is $[__].]

The underwriters have advised the depositor that they propose initially to offer the publicly offered notes to the public at the prices listed below, and to dealers at prices less the initial concessions listed below:
	Underwriting Discount	Net Proceeds to the Depositor(1)	Selling Concessions Not to Exceed(2)	Reallowance Not to Exceed
Class A-1 Notes	[_]%	[_]%	[_]%	[_]%
Class A-2[-A] Notes	[_]%	[_]%	[_]%	[_]%
[Class A-2-B Notes]	[_]%	[_]%	[_]%	[_]%
Class A-3 Notes	[_]%	[_]%	[_]%	[_]%
Class B Notes	[_]%	[_]%	[_]%	[_]%
Class C Notes	[_]%	[_]%	[_]%	[_]%
Class D Notes	[_]%	[_]%	[_]%	[_]%
(1)            Before deducting expenses, estimated to be $[__].
 [The Class E Notes are not being offered by this prospectus, and [are anticipated to be privately placed with institutional investors]/[will initially be retained by the depositor or an affiliate of the depositor].]
Certain of the publicly offered notes initially may be retained by the depositor or an affiliate of the depositor, the “retained notes”. Any retained notes will not be sold to the underwriters under the underwriting agreement. Retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.
The depositor and the sponsor have agreed to indemnify the underwriters against specified liabilities including civil liabilities under the Securities Act, or contribute payments which the underwriters may have to make in respect thereof.

Upon receiving a request by an investor who has received an electronic prospectus from an underwriter or a request by the investor’s representative within the period during which there is an obligation to deliver a prospectus, the underwriter will promptly deliver, or cause to be delivered, without charge, a paper copy of the prospectus.
The depositor or its affiliates may apply all or any portion of the net proceeds of this offering to the repayment of debt, including “warehouse” debt secured by the automobile loan contracts, prior to their sale to the issuing entity. One or more of the underwriters, or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may have acted as a “warehouse lender” to its affiliates, and may receive a portion of the proceeds as a repayment of the “warehouse” debt. Because more than 10% of the net offering proceeds of the offering may be paid to the underwriters or their respective affiliates or associated persons, this offering is being made pursuant to the provisions of Rule 5121 of the Conduct Rules of the National Association of Securities Dealers.
Until the distribution of the publicly offered notes is completed, the rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the publicly offered notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the publicly offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the publicly offered notes.
If the underwriters create a short position in the publicly offered notes in connection with this offering (i.e., they sell more publicly offered notes than the aggregate initial principal amount set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing publicly offered notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
Neither the depositor, the servicer, the issuing entity nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above might have on the price of the publicly offered notes. In addition, neither the depositor, the servicer, the issuing entity nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.
There is currently no secondary market for the publicly offered notes and it should not be assumed that one will develop. The underwriters currently expect, but are not obligated, to make a market in the publicly offered notes. It should not be assumed that any such market will develop, or if one does develop, that it will continue or provide sufficient liquidity.
In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with the sponsor and its affiliates.
[One or more of the underwriters, or their respective affiliates, may contract to be the hedge counterparty under the [interest rate cap agreement][interest rate swap agreement] entered into by the issuing entity with respect to the Class A-2-B Notes. Any underwriter, or any affiliate of any underwriter, that enters into an [interest rate cap agreement][interest rate swap agreement] with the issuing entity does so as a principal for its own benefit and not for the benefit of the noteholders or any other party. Amounts received by any underwriter, or any affiliate of any underwriter, in its capacity as hedge counterparty under the [interest rate cap agreement][interest rate swap agreement] are not included in the underwriting discounts listed on the cover of this prospectus.]
[One or more of the underwriters or their respective affiliates may provide financing for the retained interest in the notes and certificates held by the sponsor or its majority-owned affiliates, including by entering into a repurchase transaction. In connection with any such transactions with the sponsor and its affiliates, the underwriters or their affiliates may exercise rights or remedies in a manner that may adversely affect the noteholders or the certificateholders. See “U.S. Credit Risk Retention.”]

Legal Opinions
In addition to the legal opinions described in this prospectus, certain federal income tax and other matters will be passed upon for the depositor, the holding trust and the issuing entity by [ Morgan, Lewis & Bockius LLP ] , New York, New York.  Certain legal matters relating to the notes will be passed upon for the underwriters by [_____].
Incorporation by Reference
The sponsor will from time to time, file various items with the SEC relating to the issuing entity and the notes offered by this prospectus. These items will include the definitive legal documents used for each issuance, definitive prospectus and computational materials, as well as periodic reports that the sponsor will file for the issuing entity for so long as the issuing entity is subject to the reporting requirements of the Exchange Act.
All of these items will be incorporated by reference into the registration statement of which this prospectus is a part, which means, among other things, that those items are considered to be a part of this registration statement for purposes of the federal securities laws. These items will be publicly available as described under “Where You Can Find More Information.”
Financial Information

The holding trust property will secure the notes, however, neither the issuing entity nor the holding trust will engage in any business activities or have any assets or obligations prior to the issuance of the notes, except for the capital contribution made to any issuing entity which is a Delaware statutory trust.

Glossary
Amount Financed means, for any automobile loan contract, the aggregate amount advanced toward the purchase price of the financed vehicle and any related costs, including amounts advanced at the time the automobile loan contract is originated for:
•	accessories;
•	insurance premiums;
•	service contracts;
•	debt cancellation coverage;
•	car club and warranty contracts; and
•	other items customarily financed as part of motor vehicle retail installment sale contracts or promissory notes, and related costs.
Available Funds means, for any distribution date, the sum of:
(1)            the Collected Funds for the related collection period;
plus
(2)	all Purchase Amounts deposited in the collection account, reserve account and note distribution account with respect to the related collection period, plus
(3)	income on investments earned on amounts on deposit in the collection account, reserve account and note distribution account for the related collection period;
plus
(4)	the proceeds of any liquidation of the assets of the holding trust, other than Net Liquidation Proceeds;
plus
(5)	the proceeds of any purchase or sale of assets of the holding trust pursuant to the exercise by the servicer or the depositor of its “clean-up call” option to purchase the automobile loan contracts;
plus
(6)	amounts in excess of the amount required to be on deposit in the reserve account that are released from the reserve account[;
[plus

(7)	any remaining funds on deposit in the [revolving account][pre-funding account] at the termination of the [revolving period][pre-funding period];]
[plus
(8)
any amounts received by the issuing entity pursuant to the [interest rate cap agreement][interest rate swap agreement] (less any amounts used to enter into a replacement [interest rate cap agreement][interest rate swap agreement])].

Collected Funds means, for any collection period, the amount of funds in the collection account representing automobile loan contract collections during such collection period, including all Net Liquidation Proceeds collected during such collection period, but excluding any Purchase Amounts.
Cram Down Loss means, for any automobile loan contract that has not become a Liquidated Receivable, if a court of appropriate jurisdiction in an insolvency proceeding issued an order reducing the amount owed on the automobile loan contract or otherwise modifying or restructuring the scheduled payments to be made on the automobile loan contract, an amount equal to:
•	the excess of the automobile loan contract’s Principal Balance immediately prior to the order over the automobile loan contract’s Principal Balance as reduced; and/or
•
if the court issued an order reducing the effective interest rate on the automobile loan contract, the excess of the automobile loan contract Principal Balance immediately prior to the order over the automobile loan contract’s net present value—using as the discount rate the higher of the APR on the automobile loan contract or the rate of interest, if any, specified by the court in the order—of the scheduled payments as so modified or restructured.

A Cram Down Loss shall be deemed to have occurred on the order’s issuance date.
Cumulative Net Loss Ratio means, as of any “Measurement Date” (as set forth in the table in the definition of “Cumulative Net Loss Trigger”), the ratio (expressed as a percentage) of (a) the aggregate Principal Balance of automobile loan contracts that became Liquidated Receivables during the period from the cutoff date through such “Measurement Date” plus all the Cram Down Losses (without duplication) which occurred during such period minus the amount of Net Liquidation Proceeds with respect to Liquidated Receivables received during such period which are applied to principal of the Liquidated Receivables to (b) the Pool Balance as of the cutoff date.
Cumulative Net Loss Trigger exists for any distribution date if as of the most recent “Measurement Date” (as set forth in the table below) the Cumulative Net Loss Ratio calculated for such “Measurement Date” exceeded the “Trigger Level” (as set forth in the table below) specified for such “Measurement Date.”  For the avoidance of doubt, a Cumulative Net Loss Trigger will not exist at any time if as of the most recent “Measurement Date” the Cumulative Net Loss Ratio calculated for such “Measurement Date” is less than or equal to the stated “Trigger Level” for such date, despite the fact that a Cumulative Net Loss Trigger may previously have existed.
Measurement Date	Trigger Level
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%
End of [__], 20[_] Collection Period	[_]%

Force Majeure Event shall mean any default or delay caused by acts of God or government, including wars or military action, terrorism or threat of terrorism, riots or civil unrest, fires, storms, earthquakes, floods, power outages or other disasters of nature, provided such default or delay could not have been prevented by the taking of commercially reasonable precautions such as the implementation and execution of disaster recovery plans.
Liquidated Receivable means, for any collection period, an automobile loan contract for which:
•
on the last day of the collection period, if as of that date, more than [10]% of any scheduled automobile loan contract payment remains unpaid for 120 days or more from the date for such payment and the related financed vehicle has not been repossessed;

•
the related financed vehicle has been repossessed and the servicer has either liquidated such financed vehicle or held such financed vehicle in its inventory for more than 60 days [(or up to 90 days subject to the servicer’s modification of the Servicing and Collections Calls Policy applicable to its serviced portfolio of motor vehicle installment sales contracts and installment loans)] at month-end; or

•	is otherwise required to be charged-off or is deemed uncollectible by the servicer in accordance with the servicer’s Servicing and Collections Calls Policy.
Majority Noteholders means the holders of notes representing a majority of the note principal amount of the most senior class of notes then Outstanding.
Net Liquidation Proceeds means, for Liquidated Receivables:
(1)	proceeds from the disposition of the underlying financed vehicles;
plus
(2)	any related insurance proceeds;
plus
(3)	other moneys received from the obligor that are allocable to principal and interest due under the automobile loan contract;
minus
(4)	the servicer’s reasonable out of pocket costs, including repossession and resale expenses not already deducted from the proceeds, and any amounts required to be remitted to the obligor by law.
Noteholders’ Interest Carryover Amount means, for any class of notes and any determination date, all or any portion of the Noteholders’ Interest Distributable Amount for that class of notes for the immediately preceding distribution date, that remains unpaid as of the determination date, plus, to the extent permitted by law, interest on the unpaid amount at the interest rate paid by the class of notes from the preceding distribution date to but excluding the related distribution date.
Noteholders’ Interest Distributable Amount means, for any distribution date, the sum of the Noteholders’ Monthly Interest Distributable Amount for each class of notes for such distribution date and the Noteholders’ Interest Carryover Amount, if any, for each class of notes, calculated as of such distribution date.
Noteholders’ Monthly Interest Distributable Amount means, for any distribution date and any class of notes, the interest accrued at the respective interest rate during the applicable interest period that shall accrue (i) on the principal amount of the notes of such class Outstanding as of the end of the prior distribution date or, in the case of the first distribution date, as of the closing date and (ii) on [either an “actual/360” basis (with respect to the Class A-1 Notes[ and the Class A-2-B Notes]) or,] a “30/360” basis [(with respect to all other notes)].
Outstanding means, as of any date of determination, all notes that are authenticated and delivered under the indenture except for (i) notes that have been canceled, (ii) notes in respect of which the amount of money necessary for full payment of such notes has been deposited with the indenture trustee in trust for the related noteholders, and (iii) notes in exchange for which other notes have been authenticated and delivered pursuant to the indenture unless proof satisfactory to the indenture trustee is presented that any such notes are held by a bona fide purchaser; provided, however, that in determining whether the noteholders have given any request, demand, authorization, direction, notice, consent or waiver under any transaction document, notes owned by the issuing entity, any other obligor upon the notes, the depositor or any affiliate of any of the foregoing entities shall be disregarded and deemed not to be Outstanding.
Pool Balance means, as of any date of determination, the aggregate Principal Balance of the automobile loan contracts, excluding all Liquidated Receivables and all Purchased Automobile Loan Contracts, at the end of the preceding collection period [plus the amounts on deposit in the [revolving account][pre-funding account]].
Principal Balance means, for any automobile loan contract as of any date of determination, an amount equal to:
(1)	the Amount Financed;
minus
(2)	the sum of:
(a)	that portion of all amounts received on or prior to that date and allocable to principal according to the automobile loan contract’s terms;
plus
(b)	any Cram Down Losses for the automobile loan contract accounted for as of that date.
Principal Payment Amount for a distribution date will equal the lesser of:
(1)
the aggregate principal amount of the notes on that distribution date (after giving effect to any payments under clauses 1 through [18] under “Description of the Transaction Documents—Distributions—Distribution Date Payments”); and

(2)
an amount equal to (a) the sum of (i) the aggregate principal amount of the notes on that distribution date (after making payments under clauses [5], [6], [8], [9], [11], [12], [14], [15], [17] and [18] under “Description of the Transaction Documents—Distributions—Distribution Date Payments”) plus (ii) the Target Overcollateralization Amount, minus (b) the Pool Balance.

Purchase Amount means, with respect to any Purchased Automobile Loan Contract, the Principal Balance plus the accrued and unpaid interest as of the date of purchase.
Purchased Automobile Loan Contract means an automobile loan contract purchased as of the close of business on the last day of a collection period by the depositor and subsequently by Exeter as a result of a breach of a representation or warranty, or without repetition, by the servicer as the result of a breach of a covenant or by the servicer or depositor as an exercise of its “clean-up call” option to purchase the automobile loan contracts.
Target Overcollateralization Amount means, for any distribution date, the greater of (i) either (A) on the first and second distribution dates and on any distribution date thereafter with respect to which no Cumulative Net Loss Trigger exists, [_]% of the Pool Balance [plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period or (B) on the third distribution date or thereafter, but only if a Cumulative Net Loss Trigger exists with respect to such distribution date, [_]% of the Pool Balance[plus the amount in the [revolving account][pre-funding account]] as of the end of the related collection period and (ii) [_]% of the Pool Balance as of the [initial] cutoff date.

[Required Revolving Pool Balance means, for any distribution date during the revolving period, the amount equal to a fraction, the numerator of which is the note amount for the distribution date and the denominator of which is [_]% of the Pool Balance.]
[Three-Month Rolling Average Delinquency Ratio means, for any distribution date during the revolving period beginning with the [__], 20[_] distribution date, a rolling three month average of the ratio for each of the three immediately preceding calendar months expressed as a percentage of:
(1) the aggregate Principal Balance of automobile loan contracts over [60] days delinquent (excluding any automobile loan contracts with respect to which the servicer has repossessed the related financed vehicle or which have become Liquidated Receivables) as of the end of the related calendar month;
to
(2) the Pool Balance as of the first day of the related calendar month prior to giving effect to any payment activity on such date.]
[Three-Month Rolling Average Annualized Net Loss Ratio means, for any distribution date during the revolving period, beginning with the [__], 20[_] distribution date, a rolling three month average of the ratio for each of the three immediately preceding calendar months expressed as a percentage of:
(1)     (a) the sum of (i) the aggregate Principal Balance of Liquidated Receivables for the related calendar month minus Net Liquidation Proceeds received with respect to the automobile loan contracts during the related calendar month plus (ii) aggregate Cram Down Losses for the related calendar month;
to
(b) the Pool Balance as of the first day of the related calendar month prior to giving effect to any payment activity on such date;
multiplied by
(2) twelve.]
Trust Estate means all money, instruments, rights and other property that are subject or intended to be subject to the lien and security interest of the indenture for the benefit of the noteholders (including all property and interests granted to the indenture trustee under the indenture), including all proceeds thereof.

Annex A

            This Annex contains static pool information about prior pools of automobile loan contracts that were securitized in transactions sponsored by Exeter as part of its EART platform during the past [five] years. The first section of this Annex presents summary information about the prior securitization pools, including original pool characteristics, the distribution of automobile loan contracts by credit bureau score at origination, custom score at origination, APR and the top five geographic locations of obligors. In the second section of this Annex, certain historical performance data for each prior pool is presented, including Cumulative Gross Losses, Cumulative Net Losses, Delinquencies, Prepayment (ABS) Speeds and Pool Factors for each securitization for each month since its closing date. Graphical representations of historical [Cumulative Gross Losses, Cumulative Net Losses, Delinquencies and Prepayment (ABS) Speeds] are presented following the tabular data.

[Insert description of Cumulative Gross Losses, Cumulative Net Losses, Delinquencies, Prepayment (ABS) Speeds and Pool Factors]

The characteristics of the automobile loan contracts included in prior securitizations may vary from the characteristics of the automobile loan contracts owned by the issuing entity. For additional details regarding the automobile loan contracts that will be owned by the issuing entity, you should refer to “The Automobile Loan Contracts – Composition” in this prospectus. In addition, these differences, along with the varying economic conditions applicable to the securitized pools, may impact the performance of securitized pools.  There can be no assurance that the performance of the prior securitization transactions outlined in Annex A will correspond to, or be an accurate predictor of, the performance of this securitization transaction.

The original characteristics of each prior securitized pool will likely differ, in some cases in material ways, from the pool of automobile loan contracts that is described in this prospectus. Nevertheless, Exeter’s underwriting and origination procedures have remained relatively stable over time and so the prior securitized pools are generally comparable to the pool described in the prospectus.

[In accordance with Item 1105(a)(3)(ii) of Regulation AB, the information provided in Annex A will be of a date no later than 135 days from the date of the first use of the related prospectus.]

Static Pool Information
as of the Relevant Cutoff Date
Securitization	Number of Automobile Loans	Aggregate Principal Balance	Average Loan Balance	Weighted Average APR	Weighted Average Original Term	Weighted Average Credit Bureau Score(1)	Geographic Concentration of Top Five States
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]
EART 20[_]-[_]

(1) [Add any relevant footnote related to Credit Bureau Scores]

Monthly Cumulative Gross Loss Rates by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
0
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[Insert graphical illustration of gross loss rates for each prior securitized pool.]

Monthly Cumulative Net Loss Rates by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
0
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[Insert graphical illustration of cumulative net losses for each prior securitized pool.]

31-60 Day Delinquencies by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
0
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[Insert graphical illustration of 31-60 day delinquencies for each prior securitized pool.]

61-90 Day Delinquencies by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
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[Insert graphical illustration of 61-90 day delinquencies for each prior securitized pool.]

91-120 Day Delinquencies by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
0
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[Insert graphical illustration of 91-120 day delinquencies for each prior securitized pool.]

Prepayment (ABS) Speed by Securitization
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
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[Insert graphical illustration of prepayments for each prior securitized pool.]

Pool Factors by Securitization
End of Period Principal Balance Outstanding Divided by Original Amount Financed
Through [___], 20[_]
Aggregate Principal Balance at Cutoff Date	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]
Months Seasoned	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]	EART 20[_]-[_]
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Annex B

Clearance, Settlement and Tax Documentation Procedures
NOTICE TO INVESTORS:  THIS ANNEX B IS AN INTEGRAL PART OF THE PROSPECTUS TO WHICH IT IS ATTACHED.
Except in limited circumstances, the notes will be available primarily in book-entry form.  Investors in the notes may hold the notes through any of DTC, Clearstream or Euroclear.  The notes will be tradable as home market instruments in both the European and U.S. domestic markets.  Initial settlement and all secondary trades will settle in same-day funds.
Secondary market trading between investors through Clearstream and Euroclear will be conducted in the ordinary way in accordance with the normal rules and operating procedures of Clearstream and Euroclear and in accordance with conventional eurobond practice, which is seven calendar day settlement.
Secondary market trading between investors through DTC will be conducted according to DTC’s rules and procedures applicable to U.S. corporate debt obligations.
Secondary cross-market trading between Clearstream or Euroclear and DTC participants holding notes will be effected on a delivery-against-payment basis through the respective Depositaries of Clearstream and Euroclear and as DTC participants.
Non-U.S. holders of global notes will be subject to U.S. withholding taxes unless the holders meet a number of requirements and deliver appropriate U.S. tax documents to the notes clearing organizations or their participants.
Initial Settlement
All book-entry notes will be held by DTC in the name of Cede & Co. as nominee of DTC.  Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC.  As a result, Clearstream and Euroclear will hold positions on behalf of their participants through their relevant depository which in turn will hold these positions in their accounts as DTC participants.
Investors electing to hold their notes through DTC will follow DTC settlement practices.  Investor notes custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.
Investors electing to hold their notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary security and no lock-up or restricted period.  Notes will be credited to the notes custody accounts on the settlement date against payment in same-day funds.
Secondary Market Trading
Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.
Trading between DTC Participants
Secondary market trading between DTC participants will be settled using the procedures applicable to asset-back notes issues in same-day funds.
Trading between Clearstream or Euroclear Participants

Secondary market trading between Clearstream participants or Euroclear participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.
Trading between DTC, Seller and Clearstream or Euroclear Participants
When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement.  Clearstream or Euroclear will instruct the relevant depository, as the case may be, to receive the notes against payment.  Payment will include interest accrued on the notes from and including the last coupon distribution date to and excluding the settlement date, on the basis of the actual number of days in the accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month.  Payment will then be made by the relevant depository to the DTC participant’s account against delivery of the notes.  After settlement has been completed, the notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream participant’s or Euroclear participant’s account.  The notes credit will appear the next day, European time and the cash debt will be back-valued to, and the interest on the global notes will accrue from, the value date, which would be the preceding day when settlement occurred in New York.  If settlement is not completed on the intended value date and the trade fails, the Clearstream or Euroclear cash debt will be valued instead as of the actual settlement date.
Clearstream participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement.  The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream or Euroclear.  Under this approach, they may take on credit exposure to Clearstream or Euroclear until the notes are credited to their account one day later.
As an alternative, if Clearstream or Euroclear has extended a line of credit to them, Clearstream participants or Euroclear participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement.  Under this procedure, Clearstream participants or Euroclear participants purchasing notes would incur overdraft charges for one day, assuming they cleared the overdraft when the notes were credited to their accounts.  However, interest on the notes would accrue from the value date.  Therefore, in many cases the investment income on the global notes earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although the result will depend on each Clearstream participant’s or Euroclear participant’s particular cost of funds.
Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for crediting global notes to the respective European depository for the benefit of Clearstream participants or Euroclear participants.  The sale proceeds will be available to the DTC seller on the settlement date.  Thus, to the DTC participants a cross-market transaction will settle no differently than a trade between two DTC participants.
Trading between Clearstream or Euroclear Seller and DTC Purchaser
Due to time zone differences in their favor, Clearstream participants and Euroclear participants may employ their customary procedures for transactions in which notes are to be transferred by the respective clearing system, through the respective depository, to a DTC participant.  The seller will send instructions to Clearstream or Euroclear through a Clearstream participant or Euroclear participant at least one business day prior to settlement.  In these cases Clearstream or Euroclear will instruct the respective depository, as appropriate, to credit the notes to the DTC participant’s account against payment.  Payment will include interest accrued on the notes from and including the last interest payment to and excluding the settlement date on the basis of the actual number of days in the accrual period and a year assumed to consist of 360 days.  For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month.  The payment will then be reflected in the account of Clearstream participant or Euroclear participant the following day, and receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York.  In the event that the Clearstream participant or

Euroclear participant has a line of credit with its respective clearing system and elects to be in debt in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft incurred over that one-day period.  If settlement is not completed on the intended value date and the trade fails, receipt of the cash proceeds in the Clearstream participant’s or Euroclear participant’s account would instead be valued as of the actual settlement date.
Finally, day traders that use Clearstream or Euroclear and that purchase global notes from DTC participants for delivery to Clearstream participants or Euroclear participants may wish to note that these trades would automatically fail on the sale side unless affirmative action is taken.  At least three techniques should be readily available to eliminate this potential problem:
•
borrowing through Clearstream or Euroclear for one day, until the purchase side of the trade is reflected in their Clearstream or Euroclear accounts in accordance with the clearing system’s customary procedures;

•
borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in their Clearstream or Euroclear account in order to settle the sale side of the trade; or

•
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Clearstream participant or Euroclear participant.

Certain U.S. Federal Income Tax Documentation Requirements
A beneficial owner of notes holding such notes through Clearstream, Euroclear or DTC will be subject to the 30% U.S. federal withholding tax that generally applies to payments of interest, including OID, on registered debt issued by U.S. Persons, unless:
(1)
each clearing system, bank or other financial institution that holds customers’ notes in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and

(2)	such beneficial owner certifies as to an exemption or reduced tax rate, which may be done using one of the forms below.
This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to non-U.S. holders of the notes as well as the application of the withholding tax regulations.  You are encouraged to consult your own tax advisors for specific advice regarding the holding and disposing of the notes.  For further discussion of U.S. federal withholding tax under FATCA, see “U.S. Tax Matters—Tax Consequences to Non-U.S. Holders of the Notes—Foreign Account Tax Compliance Act” in this prospectus.
Exemption for Non-U.S. Persons – IRS Form W-8BEN or IRS Form W-8BEN-E
A beneficial owner of notes that is a Non-U.S. Person, as defined below, generally can obtain a complete exemption from the U.S. federal withholding tax by providing a duly executed IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals) or IRS Form W-8BEN-E, Certificate of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable.  Generally, an IRS Form W-8BEN or IRS Form W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year.  If the information shown on an IRS Form W-8BEN or IRS Form W-8BEN-E changes, a new IRS Form W-8BEN or IRS Form W-8BEN-E must be provided within 30 days of the change.  In certain cases, an IRS Form W-8BEN or IRS Form W-8BEN-E may remain effective indefinitely.
Exemption for Non-U.S. Persons with effectively connected income – IRS Form W-8ECI

A Non-U.S. Person may claim an exemption from U.S. federal withholding tax on income effectively connected with the conduct of a trade or business in the United States by providing a duly executed IRS Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States.  The IRS Form W-8ECI is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year.  If the information shown on an IRS Form W-8ECI changes, a new IRS Form W-8ECI must be provided within 30 days of the change.
Exemption or reduced rate for Non-U.S. Persons resident in treaty countries – IRS Form W-8BEN or IRS Form W‑8BEN-E
A Non-U.S. Person may claim treaty benefits by providing a duly executed IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals) or IRS Form W-8BEN-E, Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities), as applicable.  Generally, an IRS Form W-8BEN or IRS Form W-8BEN-E is valid for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year.  If the information shown on an IRS Form W-8BEN or IRS Form W-8BEN-E changes, a new IRS Form W-8BEN or IRS Form W-8BEN-E must be provided within 30 days of the change.  In certain cases, an IRS Form W-8BEN or IRS Form W-8BEN-E may remain effective indefinitely.
Exemption for U.S. Persons – IRS Form W-9
U.S. Persons may obtain a complete exemption from U.S. federal withholding tax by filing a duly executed IRS Form W-9, Request for Taxpayer Identification Number and Certification, supplying such U.S. Person’s U.S. federal taxpayer identification number and certain other information.
For purposes of this discussion, a U.S. Person is:
(1)	a citizen or resident of the United States;
(2)	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof;
(3)	an estate that is subject to U.S. federal income tax regardless of the source of its income; or
(4)
a trust if a court within the United States can exercise primary supervision over its administration of the trust and at least one U.S. person has have the authority to control all substantial decisions of the trust.

A Non-U.S. Person is any person other than a U.S. Person and other than a partnership (including any entity treated as a partnership for U.S. federal income tax purposes).

Exeter Automobile Receivables Trust 20[_]-[_]

[If the aggregate initial principal amount of the notes is $[__], Exeter Automobile Receivables Trust 20[_]-[_] will issue the following classes of asset-backed notes:]
$[__] Asset-Backed Notes, Class A‑1(1)
$__________ Asset-Backed Notes, Class A-2[-A](1)[(2)]
[$__________ Asset-Backed Notes, Class A-2-B(1)(2)]
$[__] Asset-Backed Notes, Class A‑3(1)
$[__] Asset-Backed Notes, Class B(1)
$[__] Asset-Backed Notes, Class C(1)
$[__] Asset-Backed Notes, Class D(1)
[If the aggregate initial principal amount of the notes is $[__], Exeter Automobile Receivables Trust 20[_]-[_] will issue the following classes of asset-backed notes:
$[__] Asset-Backed Notes, Class A‑1(1)
$__________ Asset-Backed Notes, Class A-2[-A](1)(3)
[$__________ Asset-Backed Notes, Class A-2-B(1)(3)]
$[__] Asset-Backed Notes, Class A‑3(1)
$[__] Asset-Backed Notes, Class B(1)
$[__] Asset-Backed Notes, Class C(1)
$[__] Asset-Backed Notes, Class D(1)]
______________
(1)	[[The Class [__] Notes and] [A][a]pproximately, but not less than, 5% (by initial principal amount) of each of the Class [__] Notes will be retained initially by the depositor].
[(2)
If the aggregate initial principal amount of the notes is $[__], the aggregate initial principal amount of the Class A-2-A Notes and the Class A-2-B Notes will be $[__].  The allocation of the initial principal amount between the Class A-2-A Notes and Class A-2-B Notes will be determined at the time of pricing of the notes offered hereunder.  EFCAR, LLC expects that the initial principal amount of the Class A-2-B Notes will not exceed $[__].]

[(3)
If the aggregate initial principal amount of the notes is $[__], the aggregate initial principal amount of the Class A-2-A Notes and the Class A-2-B Notes will be $[__].  The allocation of the initial principal amount between the Class A-2-A Notes and Class A-2-B Notes will be determined at the time of pricing of the notes offered hereunder.  EFCAR, LLC expects that the initial principal amount of the Class A-2-B Notes will not exceed $[__].]

EFCAR, LLC
Depositor

Exeter Finance LLC
Sponsor and Servicer
__________________
PROSPECTUS
__________________

Joint Bookrunners
[____]	[____]
Co-Managers
[____]	[____]

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not authorized anyone to give you different information.  We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the front cover of this prospectus.  We are not offering the notes in any jurisdiction where it is not permitted.
Dealer prospectus delivery obligation.  Until [___], 20[_], which is ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fee	(1)
Rating Agency Fees	(2)
Printing	(2)
Legal Fees and Expenses	(2)
Accountants’ Fees	(2)
Fees and Expenses of Indenture Trustee	(2)
Fees and Expenses of Owner Trustee	(2)
Fees and Expenses of Asset Representations Reviewer	(2)
Miscellaneous Expenses	(2)
Total	(2)
(1)	Omitted because the registration fee is being deferred pursuant to Rules 456(c) and 457(s)
(2)	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time

Item 13. Indemnification of Directors and Officers.

Indemnification. Under the laws which govern the organization of EFCAR, LLC, EFCAR, LLC has the power and in some instances may be required to provide an agent, including an officer or manager, who was or is a party or is threatened to be made a party to certain proceedings, with indemnification against certain expenses, judgments, fines, settlements and other amounts under certain circumstances.

Section 7.2 of the Limited Liability Company Agreement of EFCAR, LLC provides that all officers and managers of the company shall be indemnified by EFCAR, LLC from and against all expenses, liabilities or other matters arising out of their status as an officer or manager for their acts, omissions or services rendered in such capacities.

The form of the Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides that Exeter Finance LLC and EFCAR, LLC will severally and jointly indemnify and reimburse the underwriter(s) and each controlling person of the underwriter(s) with respect to certain expenses and liabilities, including liabilities under the 1933 Act or other federal or state regulations or under the common law, which arise out of or are based on certain material misstatements or omissions in the Registration Statement. In addition, the Underwriting Agreement provides that the underwriter(s) will similarly indemnify and reimburse Exeter Finance LLC and each controlling person of Exeter Finance LLC with respect to certain material misstatements or omissions in the Registration Statement which are based on certain written information furnished by the underwriter(s) for use in connection with the preparation of the Registration Statement.

Insurance. As permitted under the laws which govern the organization of EFCAR, LLC, EFCAR, LLC may purchase and maintain insurance on behalf of EFCAR, LLC’s agents, including its officers and managers, against any liability asserted against them in such capacity or arising out of such agents’ status as such, whether or not EFCAR, LLC would have the power to indemnify them against such liability under applicable law.

Item 14. Exhibits. A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15. Undertakings.

(a)         As to Rule 415: The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) and (a)(1)(iii) do not apply if the Registration Statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or, as to a registration statement on Form SF-3. is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement;

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2)          That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)            If the registrant is relying on Rule 430D of the Securities Act:

(A)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of the Securities Act shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) of the Securities Act for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(5)          That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)          The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)          Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  If the registrant is relying on Rule 430D of the Securities Act with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act.

(b)         As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)         As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)         Undertaking in respect of qualification of Indentures under the Trust Indenture Act of 1939.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

(e)         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the Registration Statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, EFCAR, LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on November 15, 2019.

EFCAR, LLC
(registrant)

By:	/s/ Walter Evans
Name:	Walter Evans
Title:	Manager, Vice President, General Counsel and Secretary

By:	/s/ Jason Grubb
Name:	Jason Grubb
Title:	Manager and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 to registration statement has been signed by the following officers and managers of the registrant, EFCAR, LLC, in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jason Grubb	Manager and Chief Executive Officer (principal executive officer)	November 15, 2019
Name: Jason Grubb

/s/ Walter Evans	Manager, Vice President, General Counsel and Secretary	November 15, 2019
Name: Walter Evans

/s/ Brad Nall	Manager, Vice President and Chief Financial Officer (principal financial officer)	November 15, 2019
Name: Brad Nall

/s/ Ed Lam	Vice President and Principal Accounting Officer (principal accounting officer)	November 15, 2019
Name: Ed Lam

/s/ Ben Miller	Vice President	November 15, 2019
Name: Ben Miller

EXHIBIT INDEX

1.1**	Form of Underwriting Agreement
3.1	Certificate of Formation of EFCAR, LLC (Incorporated by reference from Exhibit 3.1 to Registration Statement on Form SF-3 (333-213381), filed with the SEC by the registrant on August 30, 2016)
3.2
Limited Liability Company Agreement of EFCAR, LLC (Incorporated by reference from Exhibit 3.2 to Registration Statement on Form SF-3 (333-213381), filed with the SEC by the registrant on August 30, 2016)

4.2**	Form of Indenture (including form of Notes)
4.3*	Form of Amended and Restated Trust Agreement for Issuing Entity
4.4*	Form of Amended and Restated Trust Agreement for Holding Trust
4.5*	Form of Sale and Servicing Agreement
5.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2**	Opinion of Richards, Layton & Finger, P.A. with respect to Delaware law
8.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to tax matters
10.1*	Form of Purchase Agreement
10.2*	Form of Sale Agreement
10.3*	Form of Contribution Agreement
10.4*	Form of Deposit Account Control Agreement
10.5**	Form of Asset Representations Review Agreement
10.6*	Form of Custodian Agreement
10.7*	Form of ISDA Master Agreement and related forms of Schedule and Credit Support Annex
23.1*	Consent of Morgan, Lewis & Bockius LLP (included as part of Exhibits 5.1 and 8.1)
23.2**	Consent of Richards, Layton & Finger, P.A. (included as part of Exhibit 5.2)
24.1*	Powers of Attorney
24.2
Certified Copy of Resolutions authorizing Powers of Attorney (Incorporated by reference from Exhibit 24.2 to Registration Statement on Form SF-3 (333-213381), filed with the SEC by the registrant on August 30, 2016)

25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1 as Indenture Trustee under the Indenture
36.1*	Form of Depositor Certification
102.1****	Asset data file
103.1****	Asset related document

*	Previously filed.
**	Filed with this Form SF-3.
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
****	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.